
11006812

Received SEC

APR 15 2011

Washington, DC 20549

ELECTRONICS FOR IMAGING, INC.
2011 PROXY STATEMENT AND
2010 ANNUAL REPORT

efi® print to win.

ELECTRONICS FOR IMAGING, INC.
303 Velocity Way
Foster City, California 94404

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 18, 2011

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of **ELECTRONICS FOR IMAGING, INC.**, a Delaware corporation (the "Company"), will be held on May 18, 2011 at 9:00 a.m., Pacific Time, at the Company's corporate headquarters, 303 Velocity Way, Foster City, California 94404 for the following purposes:

1. To elect seven (7) directors to hold office until the next annual meeting or until their successors are duly elected and qualified.
2. To approve the amendment and restatement of the 2009 Equity Incentive Award Plan and the reservation of an additional 2,000,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan.
3. To approve a non-binding advisory proposal on executive compensation.
4. To provide an advisory vote to determine whether a non-binding advisory vote on executive compensation should occur every one, two or three years.
5. To ratify the appointment of the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2011.
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors has approved the proposals described in the Proxy Statement and recommends that you vote "FOR" the election of all nominees for director in Proposal 1, "FOR" Proposals 2, 3 and 5 and for "THREE YEARS" in Proposal 4.

Only stockholders of record at the close of business on April 8, 2011 are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to submit your proxy electronically, by telephone or by marking, signing, dating and returning the enclosed proxy for that purpose. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

Sincerely,

/S/ BRYAN KO

Bryan Ko
Secretary

Foster City, California
April 14, 2011

YOUR VOTE IS IMPORTANT.
IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SUBMIT YOUR PROXY ELECTRONICALLY OR BY TELEPHONE, AS DESCRIBED UNDER "SUBMISSION OF PROXIES; INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

ELECTRONICS FOR IMAGING, INC.

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

May 18, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING


Proxy

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or the "Board") of **ELECTRONICS FOR IMAGING, INC.**, a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders to be held on May 18, 2011 at 9:00 a.m., Pacific Time (the "Annual Meeting"), or at any adjournment or postponement thereof. The Annual Meeting will be held at the Company's corporate headquarters, 303 Velocity Way, Foster City, California 94404. The Company intends to mail this Proxy Statement and accompanying proxy card on or about April 15, 2011 to stockholders entitled to vote at the Annual Meeting.

At the Annual Meeting, the stockholders of the Company will be asked: (1) to elect seven (7) directors to hold office until the next annual meeting or until their successors are duly elected and qualified; (2) to approve the amendment and restatement of the 2009 Equity Incentive Award Plan (the "2009 Equity Plan") and the reservation of an additional 2,000,000 shares of the Company's common stock for issuance pursuant to such amended and restated plan; (3) to provide a non-binding advisory vote related to the Company's executive compensation program; (4) to provide an advisory vote to determine whether a non-binding advisory vote on executive compensation should occur every one, two or three years; (5) to ratify the appointment of the Company's independent registered public accounting firm for the Company for the fiscal year ending December 31, 2011; and (6) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. All proxies which are properly completed, signed and returned to the Company or properly submitted electronically or by telephone prior to the Annual Meeting will be voted.

Voting Rights and Outstanding Shares

Only stockholders of record at the close of business on April 8, 2011 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, the Company had outstanding and entitled to vote 46,890,219 shares of common stock. The holders of a majority of the shares outstanding and entitled to vote at the Annual Meeting constitute a quorum. As of the Record Date, there were 46,890,219 shares outstanding and entitled to vote. Therefore, the Company will need at least 23,445,110 shares entitled to vote present in person, by telephone or by proxy at the Annual Meeting for a quorum to exist. Each holder of record of common stock on the Record Date will be entitled to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting for the election of directors.

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions, withheld votes and broker non-votes. Abstentions, withheld votes and broker non-votes are counted as present for purposes of establishing a quorum for the transaction of business at the Annual Meeting. Abstentions represent a stockholder's affirmative choice to decline to vote on a proposal. Broker non-votes occur when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular matter because such broker, bank or other nominee does not have discretionary authority to vote on that matter and has not received voting instructions from the beneficial owner. Brokers, banks and other nominees typically do not have discretionary authority to vote on non-routine matters. Under the rules of the New York Stock Exchange (the "NYSE"), as amended (the "NYSE Rules"), which apply to all NYSE-licensed brokers, brokers have discretionary authority to vote on routine matters when they have not received timely voting instructions from the beneficial owner.

Stockholders' choices for Proposal One (election of directors) are limited to "for" and "withhold." A plurality of the shares of common stock voting in person or by proxy is required to elect each of the seven (7) nominees for director under Proposal One. A plurality means that the seven (7) nominees receiving the largest number of votes cast (votes "for") will be elected. Because the election of directors under Proposal One is considered to be a non-routine matter under the NYSE Rules, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal One, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Broker non-votes will have no effect on the outcome of Proposal One because the election of directors is based on the votes actually cast. Withheld votes will be considered for purposes of the Company's "majority withheld vote" policy as set forth in the Company's Board of Director Guidelines (the "Board of Director Guidelines"). The Board of Director Guidelines can be found at the Company's website at www.efi.com.

The affirmative vote of a majority of shares entitled to vote that are present in person or by proxy is required to approve Proposal Two (amendment and restatement of the 2009 Equity Plan) and Proposal Three (advisory vote on executive compensation). Because both the vote under Proposal Two and the advisory vote under Proposal Three are considered to be non-routine matters under the NYSE Rules, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two and Proposal Three, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Broker non-votes and abstentions will have the same effect as negative votes on this proposal because they represent votes that are present, but not cast.

Stockholders' choices for Proposal Four (frequency of advisory vote on executive compensation) are limited to "one year," "two years," "three years" and "abstain." Because the advisory vote under Proposal Four is considered to be a non-routine matter under the NYSE Rules, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Four, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Broker non-votes and abstentions will have no effect on the outcome of Proposal Four.

The affirmative vote of a majority of shares entitled to vote that are present in person or by proxy is required to ratify the selection of the independent registered public accounting firm for the fiscal year ending December 31, 2011 under Proposal Five (ratification of appointment of auditors). Abstentions have the same effect as negative votes on this proposal because they represent votes that are present, but not cast. Proposal Five is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Five, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of auditors.

Adjournment of Meeting

In the event that sufficient votes in favor of the proposals are not received by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of shares entitled to vote present in person or by proxy at the Annual Meeting.

Submission of Proxies; Internet and Telephone Voting

If you hold shares as a registered stockholder in your own name, you should complete, sign and date the enclosed proxy card as promptly as possible and return it using the enclosed envelope. If your completed proxy card is received prior to or at the Annual Meeting, your shares will be voted in accordance with your voting instructions. If you sign and return your proxy card but do not give voting instructions, your shares will be voted FOR (1) the election of the Company's seven (7) nominees as directors; (2) the amendment and restatement of the 2009 Equity Plan ; (3) the advisory vote on executive compensation; (4) holding the advisory vote on executive compensation every three (3) years; (5) the ratification of the appointment of the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2011; and (6) as the

proxy holders deem advisable, in their discretion, on other matters that may properly come before the Annual Meeting. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate voting instructions on a form you will receive from them. Many such firms make telephone or Internet voting available, but the specific processes available will depend on those firms' individual arrangements.

Solicitation

The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual Meeting and the enclosed proxy, as well as the cost of soliciting proxies relating to the Company's proposals for the Annual Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees to solicit their customers who are beneficial owners of shares listed of record in names of nominees and will reimburse such nominees for the reasonable out-of-pocket expenses of such solicitations. The original solicitation of proxies by mail may be supplemented by telephone, facsimile, telegram, email and personal solicitation by directors, officers and regular employees of the Company or, at the Company's request, a proxy solicitation firm. No additional compensation will be paid to directors, officers or other regular employees of the Company for such services, but a proxy solicitation firm will be paid a customary fee if it renders solicitation services.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company at the Company's principal executive office, 303 Velocity Way, Foster City, California 94404, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholder Proposals To Be Presented at Next Annual Meeting

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's annual meeting of stockholders to be held in 2012, pursuant to Securities and Exchange Commission (the "SEC") Rule 14a-8, is currently expected to be December 16, 2011. The Company's amended and restated bylaws (the "Bylaws") also establish a deadline with respect to discretionary voting for submission of stockholder proposals that are not intended to be included in the Company's proxy statement. For nominations of persons for election to the Board of Directors and other business to be properly brought before the 2012 annual meeting by a stockholder, notice must be delivered to or mailed and received at the principal executive offices of the Company not earlier than the close of business on January 18, 2012 and not later than the close of business on February 17, 2012 (the "Discretionary Vote Deadline"). These deadlines are subject to change if the date of the 2012 annual meeting is more than 30 calendar days before or more than 60 calendar days after the date of the Annual Meeting. If a stockholder gives notice of such proposal after the Discretionary Vote Deadline, the Company's proxy holders will be allowed to use their discretionary voting authority to vote the shares they represent as the Board of Directors may recommend, which may include a vote against the stockholder proposal when and if the proposal is raised at the Company's 2012 annual meeting.

Additional Copies

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "Annual Report") will be mailed concurrently with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Except to the extent expressly incorporated by reference into this Proxy Statement, the Annual Report does not constitute, and should not be considered, a part of this proxy solicitation material.

If you would like a copy of the Annual Report, the Company will provide one to you free of charge upon your written request to Investor Relations at Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 18, 2011: The Company's Proxy Statement dated April 14, 2011 and Annual Report are available electronically at http://ir.efi.com/proxy.cfm.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

There are seven (7) nominees for election at the Annual Meeting. Each nominee currently serves as a director and, except for Eric Brown, was elected by stockholders at the 2010 annual meeting. On April 1, 2010, James S. Greene notified the Company of his intention to not stand for re-election, resulting in one vacancy on the Board of Directors from May 27, 2010 until April 7, 2011 when the Board of Directors appointed Mr. Brown to fill the vacancy. Votes cannot be cast, whether in person or by proxy, for more individuals than the seven (7) nominees named in this Proxy Statement. Following the Annual Meeting, the Board of Directors will consist of seven (7) members.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the seven (7) nominees named below. In the event that any Board of Director's nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors by the present Board of Directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible. Each person has been recommended for nomination by the Nominating and Governance Committee of the Board of Directors and has been nominated by the Board of Directors for election. Each person nominated for election has agreed to serve, and the Company is not aware of any nominee who will be unable or will decline to serve, as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been duly elected and qualified, or until such director's earlier death, resignation or removal.

As set forth in the Company's Board of Director Guidelines and Nominating and Governance Committee Charter, the Company has a majority voting policy for the election of directors in an uncontested election. Pursuant to this policy, in the event that a nominee for director in an uncontested election receives more "withheld" votes for his or her election than "for" votes, the director must submit a resignation to the Board of Directors. The Nominating and Governance Committee of the Board of Directors will evaluate and make a recommendation to the Board of Directors with respect to the offered resignation. The Board of Directors will take action on the recommendation within 90 days following certification of the stockholder vote. No director who tenders a resignation may participate in the Nominating and Governance Committee's or the Board of Directors' consideration of the matter. The Company will publicly disclose the Board of Directors' decision including, as applicable, the reasons for rejecting a resignation.

The names of the nominees, each of whom is currently a director of the Company elected by the stockholders or appointed by the Board of Directors, and certain information about them as of April 8, 2011 are set forth below.

Name of Nominee and Principal Occupation	Age	Director Since
Eric Brown(3) Executive Vice President, Chief Financial Officer, Electronic Arts Inc.	45	2011
Gill Cogan(1)(2) Founding Partner, Opus Capital Ventures LLC	59	1992
Guy Gecht Chief Executive Officer of the Company	45	2000
Thomas Georgens(3) Chief Executive Officer, President and Director, NetApp, Inc.	51	2008
Richard A. Kashnow(2)(3) Consultant, Self-Employed	69	2008
Dan Maydan(1)(2) Member, Board of Trustees, Palo Alto Medical Foundation	75	1996
Fred Rosenzweig President of the Company	55	2000

(1) Member of the Compensation Committee.
(2) Member of the Nominating and Governance Committee.
(3) Member of the Audit Committee.

Mr. Brown has served as a director of the Company since April 7, 2011. Mr. Brown has served as Executive Vice President, Chief Financial Officer of Electronic Arts, Inc., an interactive entertainment software company, since April 2008. From January 2005 to April 2008, Mr. Brown worked at McAfee, Inc., a security technology company, serving as Chief Operating Officer and Chief Financial Officer. Mr. Brown was the President and Chief Financial Officer of MicroStrategy Incorporated, a business intelligence software provider, from 2000 until 2004. From 1998 to 2000, Mr. Brown worked at Electronic Arts as Vice President and Chief Operating Officer of Electronic Arts Redwood Shores (California) studio division. From 1995 to 1998, Mr. Brown was co-founder and Chief Financial Officer of Datasage, Inc., a Boston-based enterprise technology company. Mr. Brown received a B.S. in Chemistry from the Massachusetts Institute of Technology and a M.B.A from the MIT Sloan School of Management. Mr. Brown's oversight of worldwide finance operations with responsibility for financial reporting, balance sheet management, audit, and tax matters provides the Board of Directors with a broad range of expertise on various financial issues facing a global organization.

Mr. Cogan has served as a director of the Company since 1992 and as Chairman of the Board of Directors since June 28, 2007. Mr. Cogan is a founding Partner of Opus Capital Ventures LLC, a venture capital firm established in 2005. Previously, he was the Managing Partner of Lightspeed Venture Partners, a venture capital firm, from 2000 to 2005. From 1991 until 2000, Mr. Cogan was Managing General Partner of Weiss, Peck & Greer Venture Partners, L.P., a venture capital firm. From 1986 to 1990, Mr. Cogan was a partner of Adler & Company, a venture capital group handling technology-related investments. From 1983 to 1985, he was Chairman and Chief Executive Officer of Formtek, Inc., an imaging and data management computer company, whose products were based upon technology developed at Carnegie-Mellon University. Mr. Cogan is currently a director of several privately held companies. Mr. Cogan holds an M.B.A. from the University of California at Los Angeles. Mr. Cogan's experience in venture capital firms brings him extensive knowledge of technology companies that is valuable to the Board of Directors' discussions of the Company's technology-related investments.

Mr. Gecht was appointed Chief Executive Officer of the Company on January 1, 2000. From July 1999 to January 2000, he served as President of the Company. From January 1999 to July 1999, he was Vice President and General Manager of Fiery products of the Company. From October 1995 through January 1999, he served as Director of Software Engineering. Prior to joining the Company, Mr. Gecht was Director of Engineering at Interro Systems, Inc., a technology company, from 1993 to 1995. From 1991 to 1993, he served as Software Manager of ASP Computer Products, a networking company, and from 1990 to 1991 he served as Manager of Networking Systems for Apple Israel, a technology company. From 1985 to 1990, he served as an officer in the Israeli Defense Forces, managing an engineering development team, and later was an acting manager of one of the IDF high-tech departments. Mr. Gecht currently serves as a member of the board of directors, audit committee and compensation committee of Check Point Software Technologies Ltd., a global information technology security company. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben Gurion University in Israel. Mr. Gecht's different previous roles within the Company, along with his experience as the Company's Chief Executive Officer for over ten (10) years, give him unique insights into the Company's challenges, opportunities and operations.

Mr. Georgens has served as a director of the Company since 2008. Mr. Georgens is currently Chief Executive Officer, President and Director of NetApp, Inc., a provider of data management solutions. Prior to becoming its Chief Executive Officer, from February 2008 to August 2009, Mr. Georgens was President and Chief Operating Officer of NetApp. From January 2007 to January 2008, Mr. Georgens was Executive Vice President, Product Operations and from October 2005 to January 2007, he was Executive Vice President and General Manager of Enterprise Storage Systems for NetApp. From 1996 to 2005, Mr. Georgens served LSI Logic and its subsidiaries, including Engenio, in various capacities, including as President, Chief Executive

Officer, Vice President and General Manager, and Director. Prior to working with LSI Logic and its subsidiaries, Mr. Georgens spent 11 years at EMC Corporation in a variety of engineering and marketing positions. Mr. Georgens graduated from Rensselaer Polytechnic Institute with a B.S. and M.Eng. degrees in Computer and Systems Engineering, and also holds an M.B.A. from Babson College. Mr. Georgens's current role of Chief Executive Officer of a NASDAQ-100 company brings to the Board of Directors the perspective of a leader facing similar current economic, social and governance issues. In addition, his role provides Mr. Georgens with insight in the preparation and review of financial statements of a public company.

Mr. Kashnow has served as a director of the Company since 2008. Since 2003, Mr. Kashnow has been self-employed as a consultant. From 1999 until 2003, Mr. Kashnow served as President of Tyco Ventures, the venture capital unit he established for Tyco International, Inc., a diversified manufacturing and services company. From 1995 to 1999, he served as Chairman, Chief Executive Officer, and President of Raychem Corporation, a global technology materials company. He started his career as a physicist at General Electric's Corporate Research and Development Center in 1970. During his seventeen years with General Electrics, he progressed through a series of technical and general management assignments. He served in the U.S. Army between 1968 and 1970 and completed his active duty tour as a captain. He also serves on the board of directors of Ariba, Inc., a public company providing on-demand spend management solutions. Until March 2008, he served as Chairman of ActivIdentity, a public software security company. Until September 2007, he also served as Chairman of Komag, Inc., a public data storage media company, which was acquired at that time by Western Digital. Until September 2006, he served on the board of directors of Parkervision, Inc., a radio frequency technology company, and as Chairman of its Compensation Committee. Mr. Kashnow received a Ph.D. in Physics from Tufts University in 1968 and a B.S. in Physics from Worcester Polytechnic Institute in 1963. Mr. Kashnow's experience in supervising a principal financial officer as the former Chief Executive Officer of Raychem Corporation provides the Board of Directors with a perspective of an executive involved in the preparation and review of financial statements of a public company.

Dr. Maydan has served as a director of the Company since 1996. Dr. Maydan was President of Applied Materials Inc., a semiconductor manufacturing equipment company, from January 1994 to April 2003 and a member of that company's board of directors from June 1992 to October 2005. From March 1990 to January 1994, Dr. Maydan served as Applied Materials' Executive Vice President, with responsibility for all product lines and new product development. Before joining Applied Materials in September 1980, Dr. Maydan spent thirteen years managing new technology development at Bell Laboratories during which time he pioneered laser recording of data on thin-metal films and made significant advances in photolithography and vapor deposition technology for semiconductor manufacturing. In 1998, Dr. Maydan was elected to the National Academy of Engineering. He serves on the board of directors of Infinera Corporation, a digital optical communications company and the board of directors of a privately held company. Dr. Maydan is a member of the Board of Trustees of the Palo Alto Medical Foundation (P.A.M.F.). Dr. Maydan received his B.S. and M.S. degrees in Electrical Engineering from Technion, the Israel Institute of Technology, and his Ph.D. in Physics from Edinburgh University in Scotland. Dr. Maydan's broad experience in technology, innovation, marketing and operations provides the Board of Directors with a global perspective on the issues faced by manufacturing and technology companies.

Mr. Rosenzweig was appointed President of the Company as of January 1, 2000. From July 1999 to January 2004, he served as Chief Operating Officer of the Company. From August 1998 to July 1999, Mr. Rosenzweig served as Executive Vice President of the Company. From January 1995 to August 1998, Mr. Rosenzweig served as Vice President, Manufacturing and Support of the Company. From May 1993 to January 1995, Mr. Rosenzweig served as Director of Manufacturing of the Company. Prior to joining the Company, from July 1992 to May 1993, he was a plant general manager at Tandem Computers Corporation, a computer company. From October 1989 to July 1992, Mr. Rosenzweig served as a systems and peripheral test manager at Tandem Computers Corporation. Mr. Rosenzweig holds a B.S. in Metallurgical Engineering from The Pennsylvania State University and an M.B.A. from the University of California at Berkeley. Mr. Rosenzweig's leadership as our President and previous experience within the Company provide him with intimate knowledge of our operations.

Vote Required

Subject to the "majority withheld votes" policy in the Board of Director Guidelines, directors are elected if they receive a plurality of the votes present in person or represented by proxy at the Annual Meeting. Accordingly, the seven (7) nominees receiving the largest number of votes cast (votes "for") will be elected.

Recommendation of the Board of Directors


Proxy

The Company's Board of Directors recommends a vote "FOR" the election of all seven (7) nominees listed above. Proxies received by the Company will be voted "FOR" the election of all nominees listed above unless the stockholder specifies otherwise in the proxy.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings of Board of Directors and Committees

The Board of Directors of the Company held a total of eight (8) meetings in 2010. The Board of Directors has established the following committees, among others, to assist the Board of Directors in discharging its duties: (i) an Audit Committee, (ii) a Compensation Committee and (iii) a Nominating and Governance Committee (collectively, the "Board Committees"). Current copies of the charters for the Board Committees can be found on the Company's website at www.efi.com. Each director attended 75% or more of the total number of meetings of the Board of Directors and of the Board Committees upon which such director served during 2010.

Audit Committee

The Audit Committee currently consists of Directors Georgens, Brown and Kashnow (Chairman). The Audit Committee conducted ten (10) meetings in 2010. Dr. Maydan served as a member of the Audit Committee from May 27, 2010 to April 7, 2011. The Audit Committee oversees the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and assists the Board of Directors in oversight and monitoring of the integrity of the Company's financial statements, the Company's compliance with certain legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and the Company's systems of internal controls. The Audit Committee also approves the engagement of and the services to be performed by the Company's independent auditors. The Board of Directors has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules (the "NASDAQ Rules") and also meet the additional criteria for independence of Audit Committee members set forth in Rule 10A(m) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC.

The Audit Committee oversees the Company's Ethics Program, which presently includes, among other things, the Company's Code of Business Conduct and Ethics, the Company's Code of Ethics for the Management Team, the Company's Code of Ethics for the Accounting and Finance Team and the Company's Code of Ethics for the Sales Team (collectively, the "Codes"), an Internal Audit Committee responsible for receiving and investigating complaints, a 24-hour global toll-free hotline and an internal website whereby employees can anonymously submit complaints via email. The Company's Codes can be found on the Company's website at www.efi.com. As further set forth below, the Audit Committee also oversees the Company's risk assessment function.

Compensation Committee

The Compensation Committee currently consists of Directors Cogan (Chairman) and Maydan. The Compensation Committee held nine (9) meetings in 2010. The Board of Directors has determined that all members of the Compensation Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Rules. The Compensation Committee reviews and approves the Company's executive compensation policy and administers the Company's stock plans. The Compensation Committee also reviews the Compensation Discussion and Analysis contained in the Company's proxy statements and prepares and approves the Compensation Committee Report for inclusion in the Company's proxy statements.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of Directors Cogan (Chairman), Kashnow and Maydan. The Nominating and Governance Committee held two (2) meetings in 2010. The Board of Directors has determined that all members of the Nominating and Governance Committee are "independent" as that term is defined in Rule 5605(a)(2) of the NASDAQ Rules. The Nominating and Governance Committee develops and recommends governance principles, recommends director nominees to the Board of Directors and considers the resignation offers of any nominee for director, in accordance with its Charter and the Company's Board of Director Guidelines.

Consideration of Director Nominees

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as described below under "Identifying and Evaluating Nominees for Directors." In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and to address the membership criteria set forth under "Director Qualifications."

Proxy

Stockholders may recommend individuals for consideration by submitting the materials set forth below to the Company addressed to the Nominating and Governance Committee at the Company's corporate headquarters. To be timely, the written materials must be submitted within the time provided by the advance notice provisions in the Bylaws in order to be included in the Company's proxy statement for the subject annual meeting.

The written materials must include: (1) the name(s) and address(es) of the stockholder(s) providing the notice, as they appear in the Company's books, and of the other Proposing Persons (as defined below), (2) any Disclosable Interests (as defined in the Bylaws) of the stockholder(s) providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or each other Proposing Person, (3) all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice if such proposed nominee were a Proposing Person, (4) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act and the rules and regulations thereunder, (5) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or any Proposing Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined below), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder or beneficial owner, as applicable, and/or such Proposing Person were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (6) such other information (including one or more accurately completed and executed questionnaires and executed and delivered agreements) as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee.

For purposes of the information required to be disclosed in the written materials described above, the term "Proposing Person" means (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner, if different, on whose behalf the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 under the Exchange Act) and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective affiliates or associates) is Acting in Concert.

A person shall be deemed to be "Acting in Concert" with another person for purposes of the information required to be disclosed in the written materials described above if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Company in parallel with, such other person where (i) each person is conscious of the other person's conduct or intent and this awareness is an element in their decision-making process and (ii) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in

concert or in parallel; *provided*, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies from such other person in connection with a public proxy solicitation pursuant to, and in accordance with, the Exchange Act. A person which is Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also acting in concert with such other person.

Any director nominations proposed by stockholders for consideration by the Nominating and Governance Committee should be addressed to:

Electronics For Imaging, Inc.
Attention: Nominating and Governance Committee
c/o Bryan Ko
303 Velocity Way
Foster City, CA 94404

Director Qualifications

The Nominating and Governance Committee has established the following minimum criteria for evaluating prospective Board of Director candidates:

- Reputation for integrity, strong moral character and adherence to high ethical standards.
- Holds or has held a generally recognized position of leadership in the community and/or chosen field of endeavor, and has demonstrated high levels of accomplishment.
- Demonstrated business acumen and experience, and ability to exercise sound business judgment and common sense in matters that relate to the current and long-term objectives of the Company.
- Ability to read and understand basic financial statements and other financial information pertaining to the Company.
- Commitment to understand the Company and its business, industry and strategic objectives.
- Commitment and ability to regularly attend and participate in meetings of the Board of Directors, Board Committees and stockholders, the number of other company boards on which the candidate serves and the ability to generally fulfill all responsibilities as a director of the Company.
- Willingness to represent and act in the interests of all stockholders of the Company rather than the interests of a particular group.
- Good health and ability to serve.
- For prospective non-employee directors, independence under applicable standards of the SEC and the NASDAQ Rules, and the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director.
- Willingness to accept the nomination to serve as a director of the Company.

Other Factors for Potential Consideration

The Nominating and Governance Committee will also consider the following factors in connection with its evaluation of each prospective nominee:

- Whether the prospective nominee will foster a diversity of skills and experiences.
- Whether the nominee possesses the requisite education, training and experience to qualify as "financially literate" or as an "audit committee financial expert" under applicable rules of the SEC and the NASDAQ Rules.
- Composition of the Board of Directors and whether the prospective nominee will add to or complement the Board of Director's existing strengths.

The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the Board of Directors and the Nominating and Governance Committee believe that it is essential that our directors represent diverse viewpoints, skills, education and professional experience. In considering candidates for the Board of Directors, the Nominating and Governance Committee considers the entirety of each candidate's credentials in the context of these standards.

All of our directors bring to the Board of Directors executive leadership experience derived from their service as executives and, in most cases, chief executive officers of large corporations. As a group, they bring extensive board experience and several decades of diverse and extensive business and technical experience. The process undertaken by the Nominating and Governance Committee in identifying and evaluating qualified director candidates is described below. Certain individual qualifications and skills of our directors that contribute to the Board of Directors' effectiveness as a whole are described above, under each director's biographical information.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee initiates the process by preparing a slate of potential candidates who, based on their biographical information and other information available to the Nominating and Governance Committee, appear to meet the criteria specified above and/or who have specific qualities, skills or experience being sought, based on input from the full Board of Directors.

- *Outside Advisors.* The Nominating and Governance Committee may engage a third party search firm or other advisors to assist in identifying prospective nominees.
- *Nomination of Incumbent Directors.* The re-nomination of existing directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above.
  - For incumbent directors standing for re-election, the Nominating and Governance Committee will assess the incumbent director's performance during his or her term, including the number of meetings attended, level of participation and overall contribution to the Company, the number of other company boards on which the individual serves, composition of the Board of Directors at that time and any changed circumstances affecting the individual director which may bear on his or her ability to continue to serve on the Board of Directors.
- *Management Directors.* The number of officers or employees of the Company serving at any time on the Board of Directors should be limited such that, at all times, a majority of the directors is "independent" under applicable standards of the SEC and the NASDAQ Rules.

After reviewing appropriate biographical information and qualifications, first-time candidates will be interviewed by at least one member of the Nominating and Governance Committee and by the Company's Chief Executive Officer. Upon completion of the above procedures, the Nominating and Governance Committee will determine the list of potential candidates to be recommended to the full Board of Directors for nomination at an annual meeting or appointment to the Board of Directors between annual meetings. The Board of Directors will select the slate of nominees only from candidates identified, screened and approved by the Nominating and Governance Committee.

In accordance with the Company's "majority withheld vote" policy, the Nominating and Governance Committee will also consider the resignation offer of any nominee for director who, in an uncontested election, receives a greater number of votes "withheld" from his or her election than votes "for" such election, and recommend to the Board of Directors the action it deems appropriate to be taken with respect to such offered resignation.

DIRECTOR COMPENSATION

FISCAL 2010 DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to non-employee directors, except Eric Brown who was not elected to the Board of Directors until April 7, 2011, for the fiscal year ended December 31, 2010.

Name(1) (a)	Fees earned or paid in cash ($)(2) (b)	Stock awards ($)(3) (c)	Option awards ($)(4) (d)	Non-equity incentive plan compensation ($)(e)	Change in pension value and nonqualified deferred compensation earnings ($)(f)	All other compensation ($)(g)	Total ($)(h)
Gill Cogan	$59,000	$153,840	$236,326	$ —	$ —	$ —	$449,166
James S. Greene(5)	37,000	71,520	111,379	—	—	—	219,899
Dan Maydan	70,000	153,840	236,326	—	—	—	460,166
Richard Kashnow	55,250	153,840	236,326	—	—	—	445,416
Thomas Georgens	50,500	153,840	236,326	—	—	—	440,666

(1) Guy Gecht, the Company's Chief Executive Officer, and Fred Rosenzweig, the Company's President, are not included in this table as they are employees of the Company and thus receive no compensation for their services as directors. The compensation received by Messrs. Gecht and Rosenzweig as employees of the Company is shown in the Summary Compensation Table for 2010 on page 50 of this Proxy Statement.

(2) Fees earned or paid in cash reflect the following: In 2010, Messrs. Greene and Maydan received $6,500 and $10,000 in fees to correct for certain administrative errors in prior years. In addition, in 2010, Messrs. Cogan, Kashnow and Georgens refunded to the Company $1,500, $20,000 and $4,500, respectively, to correct for certain overpayments made to them due to administrative errors in prior years.

(3) At December 31, 2010, the aggregate number of stock awards outstanding for each independent director, except Eric Brown who was not elected to the Board of Directors until April 7, 2011, was as follows:

Name	Restricted stock awards (#)	Restricted stock units (#)	Total (#)
Gill Cogan	3,000	15,000	18,000
James S. Greene(5)	—	—	—
Dan Maydan	3,000	15,000	18,000
Richard Kashnow	—	12,000	12,000
Thomas Georgens	—	12,000	12,000

(4) At December 31, 2010, the aggregate number of option awards outstanding for each non-employee director, except Eric Brown who was not elected to the Board of Directors until April 7, 2011, was as follows:

	Options Outstanding		
Name	Vested (#)	Unvested (#)	Total (#)
Gill Cogan	102,918	58,750	161,668
James S. Greene(5)	—	—	—
Dan Maydan	16,250	58,750	75,000
Richard Kashnow	26,000	64,000	90,000
Thomas Georgens	26,000	64,000	90,000

(5) On April 1, 2010, James S. Greene informed the Company of his intention to not stand for re-election at the 2010 Annual Meeting.

The compensation of non-employee directors is determined by the Board of Directors. Employee members of the Board of Directors currently receive cash and equity compensation in connection with their employment with the Company and do not receive any additional compensation for service on the Board of Directors.

Cash Compensation Non-employee directors receive cash compensation in the form of annual retainers and attendance fees per meeting of the Board of Directors and the Board Committees as set forth below:


Proxy

	Annual Retainer		**Meeting Fees**	
	Chairperson	**Member**	**In Person**	**Telephone**
Board of Directors	$ *	$25,000	$2,000	$1,000
Audit Committee	20,000	10,000	1,000	500
Compensation Committee	10,000	5,000	1,000	500
Nominating and Governance Committee	10,000	5,000	1,000	500

* Annual Board chair retainer is effective January 1, 2011 and will be paid annually in the form of an RSU grant on the first trading day of the year calculated as $30,000 divided by the closing stock price on the trading day preceding the annual grant date.

The Company reimburses each non-employee director for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and of the Board Committees.

Equity Compensation. Equity awards may be granted to the non-employee directors under the Company's stock incentive plans from time to time. During 2010, the non-employee directors received two sets of equity award grants for a total of 50,000 and 12,000 stock options and restricted stock units, respectively (other than James S. Greene, who was not a member of the Board of Directors when the second set of grants was made and Eric Brown who was appointed to the Board of Directors on April 7, 2011). The options are scheduled to vest with respect to 25% of the shares subject to the option on the first anniversary of the grant date and with respect to an additional 2.5% of the shares subject to the option monthly thereafter over the next 30 months. The restricted stock units are scheduled to vest in annual installments over the four-year period after the grant date.

CERTAIN RELATIONSHIPS, RELATED PARTY TRANSACTIONS, DIRECTOR INDEPENDENCE, LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Indemnification of Officers and Directors

As permitted under Delaware law, and pursuant to the Bylaws, the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") and the indemnification agreements that the Company has entered into with its current and former executive officers, directors and general counsel, the Company is required, subject to certain limited qualifications, to indemnify its executive officers, directors and general counsel for certain events or occurrences while the executive officer, director or general counsel is or was serving in such capacity at the Company's request. The indemnification period covers all pertinent events and occurrences during the executive officer's, director's or general counsel's lifetime. The maximum potential amount of future payments the Company may be obligated to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that limits its exposure and may enable the Company to recover a portion of any future amounts paid.

Related Party Transactions

The Audit Committee was responsible for reviewing and approving in advance any proposed related party transactions as defined under Item 404 of Regulation S-K during 2010. The obligation of the Audit Committee to review and approve in advance any proposed related party transaction is set forth in writing in the Charter of the Audit Committee. Further, the Company's Code of Business Conduct and Ethics provides that the nature of all

related party transactions must be fully disclosed to the Chief Financial Officer, and, if determined to be material by the Chief Financial Officer, the Audit Committee must review and approve in writing in advance such related party transactions.

The Company has previously entered into employment agreements with its named executive officers. These agreements are described below under "Employment Agreements."

There were no other related party transactions as defined under Item 404 of Regulation S-K during 2010.

Director Independence

The Board of Directors has determined that each of the non-employee directors is independent and that each director who serves on each of its Board Committees is independent, as the term is defined by the applicable rules of the SEC and the NASDAQ Rules.

Leadership Structure

Effective June 2007, the Board of Directors separated the roles of Chief Executive Officer and Chairman of the Board. The Board of Directors leadership structure is set forth in the Board of Directors Guidelines, revised in February 2011. The Board of Directors believes that the designation of an independent Chairman of the Board facilitates processes and controls that support a strong and independently functioning Board of Directors and further strengthens the effectiveness of the Board of Directors' decision-making and appropriate monitoring of both compliance and performance. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board presides at all meetings of the stockholders and the Board of Directors at which he or she is present; establishes the agenda for each Board of Directors meeting; sets a schedule of an annual agenda, to the extent foreseeable; calls and prepares the agenda for and presides over separate sessions of the independent directors; acts as a liaison between the independent directors and the Company's management and performs such other powers and duties as may from time to time be assigned to him by the Board of Directors or as may be prescribed by the Company's bylaws. The independent Chairman of the Board is designated by the Board of Directors. Mr. Cogan has served as our Chairman of the Board since June 2007. Because Mr. Cogan meets the criteria for independence established by The NASDAQ, he also presides over separate meetings for the independent directors. The Board of Directors regularly observes such independent directors separate meeting time. The Board of Directors will review from time to time the appropriateness of its leadership structure and implement any changes at it may deem necessary.

Risk Oversight

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function performed by independent Business Risk Services ("BRS"), under the leadership of a BRS director (the "BRS Director"). BRS is an independent assessment function, responsible for advising management and the Board of Directors, through its Audit Committee, on the Company's system of internal controls and management of business risks. BRS assists management and the Audit Committee in fulfilling their control responsibilities by providing regular reports, based on BRS' reviews, that address: (i) compliance with laws, regulations, and internal policies and procedures; (ii) reliability of financial reporting; and (iii) efficiency and effectiveness of operations. BRS fulfills its objectives by providing analyses, assessments, recommendations, advice, and information to the management or the Audit Committee, as the case may be.

Each year, BRS develops an annual project plan based on assessed business risks and aligned with the Company's control objectives. BRS fulfills its responsibilities according to such annual project plan approved by the Audit Committee and reports on the results in the implementation of the plan at the meetings of the Audit Committee. Certain risks or policies are also discussed by the Board of Directors. While compensated by the Company, the BRS Director reports directly to the Chairman of the Company's Audit Committee.

Stock Ownership

In February 2011, the Board of Directors adopted a stock ownership policy for the Company's directors, including executive officers serving as directors. The policy was adopted to further align the interests of our stockholders and directors. According to the policy, included in the Board of Directors' Guidelines, directors are required to hold at least 10,000 shares of the Company's common stock within the later of three years of first becoming a director or three years of the date of adoption of the stock ownership policy, and continue holding such required minimum as long as they continue serving as directors. In determining whether the stock ownership requirements are met, the Board of Directors shall take into account a director's beneficial ownership, including shares of common stock held by the director, shares of common stock held in trust for the benefit of the director or his or her immediate family members, vested or unvested restricted stock and vested or unvested restricted stock units. The Nominating and Governance Committee may extend in its discretion the deadline for attainment of such stock ownership level.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Pursuant to the process established by the Board of Directors, stockholders who wish to communicate with any member (or all members) of the Board of Directors should send such communications via regular mail addressed to the Company's Secretary, at Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404. The Secretary will review each such communication and forward it to the appropriate member or members of the Board of Directors as he deems appropriate.

The Company encourages its directors to attend the Annual Meeting. Four (4) directors attended the Company's last annual meeting.

PROPOSAL TWO

APPROVAL OF AMENDMENTS TO OUR 2009 EQUITY INCENTIVE AWARD PLAN

The Company's stockholders are being asked to approve the following amendments to the Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan (the "2009 Plan"), which were adopted, subject to stockholder approval, by the Board of Directors on April 7, 2011.

- **Increase in Aggregate Share Limit.** The 2009 Plan currently limits the aggregate number of shares of Common Stock that may be delivered pursuant to all awards granted under the 2009 Plan to 5,000,000 shares. The proposed amendments would increase this limit by an additional 2,000,000 shares so that the new aggregate share limit for the 2009 Plan would be 7,000,000 shares. The proposed amendments would also increase the limit on the number of shares that may be delivered pursuant to "incentive stock options" granted under the 2009 Plan to 7,000,000 shares. For purposes of clarity, any shares that are delivered pursuant to incentive stock options also count against (and are not in addition to) the aggregate 2009 Plan share limit described above.
- **Changes to and Extension of Performance-Based Award Feature.** The 2009 Plan offers the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the U.S. Internal Revenue Code (the "Code"). These awards are referred to as "performance-based awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2009 Plan which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve this 2009 Plan proposal, the Company will have the flexibility to grant certain performance-based awards that would be payable only in cash and not related to shares of the Company's common stock, and the performance-based award feature of the 2009 Plan will be extended through the first annual meeting of our stockholders that occurs in 2016 (this expiration time is earlier than the general expiration date of the 2009 Plan and is required under applicable tax rules). See the section titled "Performance-based Awards" below.

As of March 31, 2011, a total of 3,042,236 shares of Common Stock were subject to outstanding awards granted under the 2009 Plan, and an additional 1,010,125 shares of Common Stock were then available for new award grants under the 2009 Plan. For all of the Company's equity incentive plans (including the 2009 Plan), as of March 31, 2011, a total of 2,457,623 shares of Common Stock were subject to outstanding options (with a weighted-average exercise price of $14.61 and a weighted-average remaining term of 3.9 years), and a total of 2,489,740 shares of Common Stock were subject to "full-value awards" (awards other than stock options and stock appreciation rights). In each case, these numbers are calculated assuming that outstanding performance unit awards are ultimately paid out at target levels of performance.

If stockholders approve the proposed amendments to the 2009 Plan, equity-based awards granted by the Company during its 2011, 2012 and 2013 fiscal years will be structured such that the Company's average annual burn rate with respect to such grants will not exceed 5.84% over this three-year period. For this purpose, the "burn rate" for any one particular fiscal year means the total number of shares of Company common stock issuable upon exercise or payment, as the case may be, of the equity-based awards granted by the Company in that fiscal year divided by the Company's weighted average total number of shares of common stock issued and outstanding during that particular fiscal year. In calculating the burn rate, shares issuable upon exercise or payment, as the case may be, of equity-based awards other than options and stock appreciation rights will be counted as 2.0 shares for each share actually issuable in respect of the award. Shares issued in respect of equity-based awards that are initially granted by other entities and that are assumed or substituted for by the Company in connection with mergers and acquisitions will not be counted for purposes of calculating the burn rate.

The Company believes that incentives and stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the

2009 Plan are an important attraction, retention and motivation tool for participants in the plan. The Board of Directors approved the foregoing amendments to the 2009 Plan based, in part, on a belief that the number of shares of Common Stock currently available under the 2009 Plan does not give the Company sufficient authority and flexibility to adequately provide for future incentives. The Board of Directors believes that these amendments would give the Company greater flexibility to structure future incentives and better attract, retain and reward key employees.

If stockholders do not approve this proposal, the current share limits under, and other terms and conditions of, the 2009 Plan will continue in effect.

The following summarizes the terms of the 2009 Plan, and the summary is qualified in its entirety by reference to the full text of the 2009 Plan, which has been filed as an exhibit to the copy of this Proxy Statement that was filed electronically with the SEC and can be reviewed on the Securities and Exchange Commission's website at http://www.sec.gov. You may also obtain, free of charge, a copy of the 2009 Plan by writing to:

Electronics For Imaging, Inc.
Attention: General Counsel
303 Velocity Way
Foster City, CA 94404

General

The Board believes that the 2009 Plan promotes the success and enhances the value of the Company by continuing to link the personal interests of participants to those of the Company and its stockholders and by providing participants with an incentive for outstanding performance to generate superior returns to our stockholders. The Board further believes that the 2009 Plan provides flexibility to the Company in its ability to motivate, attract and retain the services of for employees and consultants of the Company and its subsidiaries and members of the Board, or as applicable, members of the board of directors of a subsidiary (collectively, "Directors") upon whose judgment, interest and special effort the successful operation of the Company is largely dependent.

The 2009 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units and performance-based awards to eligible participants. A summary of the principal provisions of the 2009 Plan is set forth below.

Section 162(m) of the Code generally limits the deductibility of compensation paid to certain executive officers of a publicly-held corporation to $1.0 million in any taxable year of the corporation. Certain types of compensation, including "qualified performance-based compensation," are exempt from this deduction limitation. In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires that:

- The compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals;
- The performance goals must be established by a compensation committee comprised of two or more "outside directors;"
- The material terms of the performance goals must be disclosed to and approved by the stockholders; and
- The compensation committee of "outside directors" must certify that the performance goals have indeed been met prior to payment.

Section 162(m) contains a special rule for stock options and stock appreciation rights ("SARs") which provides that stock options and SARs will satisfy the qualified performance-based compensation exception if the

awards are made by a qualifying compensation committee, the plan sets forth the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. The 2009 Plan has been designed to permit a committee, which may be the Board or a committee appointed by the Board (collectively, for the purposes of this Proposal Two, the "Committee"), to grant stock options, SARs and other awards which may qualify as qualified performance-based compensation under Section 162(m) of the Code. The Board has delegated general administrative authority for the 2009 Plan to the Compensation Committee.

Administration

The 2009 Plan is administered by the Committee, except that with respect to awards granted to independent directors, the Board administers the 2009 Plan. Unless otherwise determined by the Board, the Committee will consist solely of two or more Board members who are "outside directors" for purposes of Section 162(m) of the Code, Non-Employee Directors (as defined in Rule 16b-3(b)(3) of the Exchange Act) and "independent directors" under the NASDAQ rules. The Board or the Committee may delegate to a committee of one or more Board members or one or more Company officers the authority to grant or amend awards under the 2009 Plan to participants other than (i) senior Company executives who are subject to Section 16 of the Exchange Act, (ii) employees who are "covered employees" within the meaning of Section 162(m) of Code, and (iii) Company officers or Directors to whom the authority to grant or amend awards under the 2009 Plan has been delegated.

The Committee has the exclusive authority to administer the 2009 Plan, including the power to (i) designate participants under the 2009 Plan, (ii) determine the types of awards granted to participants under the 2009 Plan, the number of such awards, and the number of shares of our common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2009 Plan, including the vesting schedule, exercise price, whether to settle, or accept the payment of any exercise price, in cash, common stock, other awards or other property, and whether an award may be cancelled, forfeited or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation and application of the 2009 Plan.

Eligibility

Persons eligible to participate in the 2009 Plan include all employees (which includes officers of the Company), Directors and consultants of the Company and its subsidiaries, as determined by the Committee. As of February 28, 2011, approximately 1,983 employees and consultants and 4 non-employee directors were eligible to participate in the 2009 Plan.

Limitation on Awards and Shares Available

The aggregate number of shares of common stock that may be issued or transferred under the 2009 Plan is currently 5,000,000. In addition, no more than 5,000,000 shares of our common stock may be issued upon the exercise of incentive stock options. If stockholders approve this 2009 Plan proposal, the aggregate share limit for the 2009 Plan, and the limit on the number of shares that may be issued pursuant to incentive stock options, would be increased by an additional 2,000,000 shares.

The shares of common stock covered by the 2009 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2009 Plan is forfeited (including a reimbursement of an unvested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2009 Plan.

The maximum number of shares of common stock subject to one or more awards granted to any one employee under the 2009 Plan shall be (i) 2,000,000 as to awards granted to an employee during the fiscal year

of the Company in which the employee is initially employed by the Company or any subsidiary and (ii) 1,000,000 as to awards granted to an employee in any subsequent fiscal year. (These limits also establish the maximum number of shares that may be subject to awards granted under the 2009 Plan to an employee during a fiscal year that are intended to qualify as "performance-based compensation" under Section 162(m).) If stockholders approve this 2009 Plan proposal, the Company will have flexibility to grant awards payable only in cash which are intended to qualify as performance-based compensation under Section 162(m). The maximum amount of compensation paid to an employee in any calendar year pursuant to such awards shall not exceed $5,000,000.

Awards

The 2009 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units and performance-based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2009 Plan.

Stock Options. Stock options, including incentive stock options (as defined under Section 422 of the Code) and nonqualified stock options may be granted pursuant to the 2009 Plan. The exercise price of stock options granted pursuant to the 2009 Plan will not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted to any individual who owns, as of the date of grant, stock possessing more than 10% of the total combined voting power of all classes of our stock (the "Ten Percent Owner") will not be less than 110% of the fair market value of the common stock on the date of grant. The maximum term of stock options granted under the 2009 Plan will be determined by the Committee, but in no event will exceed (i) five years with respect to incentive stock options granted to a Ten Percent Owner, or (ii) 10 years with respect to all other stock options. Upon the exercise of a stock option, the exercise price must be paid in full in cash, by tendering previously-acquired shares of common stock with a fair market value at the time of exercise equal to the aggregate exercise price of the option or the exercised portion thereof or by tendering other property acceptable to the Committee.

Restricted Stock. Restricted stock awards may be granted pursuant to the 2009 Plan. A restricted stock award is the grant of shares of common stock at a price determined by the Committee (which may be satisfied by any consideration permitted under applicable law as determined by the Committee), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Committee.

Stock Appreciation Rights. A SAR is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of common stock on the date of exercise of the SAR over (B) a value established by the Committee in the award agreement that is not less than the fair market value of a share of common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of common stock subject to the SAR. Such payment will be in the form of cash, common stock or a combination of cash and common stock, as determined by the Committee, and SARs settled in common stock shall satisfy all of the restrictions imposed by the 2009 Plan upon stock option grants. Each SAR must be evidenced by a written award agreement with terms and conditions consistent with the 2009 Plan. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR shall not exceed ten years.

Restricted Stock Units. Restricted stock units may be granted pursuant to the 2009 Plan, typically without consideration from the participant. Restricted stock units may be subject to vesting conditions including

continued employment or achievement of performance criteria established by the Committee. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until the vesting conditions are satisfied. Unlike restricted stock, the common stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied.

Performance Shares. Awards of performance shares are denominated in a number of shares of common stock and may be linked to any one or more performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.

Performance Stock Units. Awards of performance stock units are denominated in unit equivalent of shares of common stock and/or units of value, including dollar value of shares of common stock, and may be linked to any one or more performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.

Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value (in cash or common stock) of dividends paid on common stock. Dividend equivalents represent the value of the dividends per share of common stock paid by the Company, calculated with reference to the number of shares that are subject to any award held by the participant. Dividend equivalents are converted to cash or additional shares of common stock by such formula and at such time subject to such limitations as may be determined by the Committee.

Stock Payments. Stock payments include payments in the form of common stock, options or other rights to purchase common stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the Committee and may be based upon performance criteria determined appropriate by the Committee, determined on the date such stock payment is made or on any date thereafter.

Deferred Stock. Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the Committee. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee, and unless otherwise provided by the Committee, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued.

Performance-Based Awards. The Committee may grant awards to employees who are or may be "covered employees," as defined in Section 162(m) of the Code, that are intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the Committee for the period are satisfied. With regard to a particular performance period, the Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the Committee may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by the Company or any qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period. Stock options and SARs granted under the 2009 Plan will generally satisfy the exception for qualified performance-based compensation since they will be made by a qualifying compensation committee, the plan sets forth the maximum number of shares of common stock which may be subject to awards granted to any one participant during any calendar year, and the per share exercise price of options and SARs must be at least equal to the fair market value of a share of common stock on the date of grant. If stockholders approve this 2009 Plan proposal, the Company will also have the flexibility to grant certain performance-based awards that would be payable only in cash and not related to shares of the Company's common stock.

Pre-established performance goals for awards intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code must be based on one or more of the following performance criteria: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, operating income, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of common stock and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Full Value Award Limitations. Except as may be determined by the Committee in the event of a participant's death, disability or retirement, or in connection with a change in control event, "Full Value Awards" (that is, restricted stock awards, performance share awards, performance stock unit awards, stock payment awards, dividend equivalents awards, deferred stock awards or restricted stock unit awards) that vest solely based on the passage of time must vest over a period of not less than three years and performance awards must vest over a period of not less than one year (which shall include fully-vested awards granted in lieu of cash awards that have been earned based on a performance period of at least one year). These vesting limitations shall not apply to a limited basket consisting of up to 10% of the shares of common stock available for issuance (as described in more detail above) or to awards granted to newly hired employees.

Transferability of Awards. Awards cannot be assigned, transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee. The Committee may provide in any award agreement that an award may be transferred to certain persons or entities related to a participant in the 2009 Plan, including but not limited to members of the participant's family, charitable institutions or trusts or other entities whose beneficiaries or beneficial owners are members of the participant's family and/or charitable institutions, or to such other persons or entities as may be expressly permitted by the Committee. Such permitted assignees shall be bound by and subject to such terms and conditions as determined by the Committee.

Adjustments to Awards

If there is a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of common stock (or other securities of the Company) or the stock price of common stock (or other securities) and causes a change in the per share value of the common stock underlying outstanding awards, then the Committee shall make equitable adjustments to the number and type of securities subject to each outstanding award under the 2009 Plan, and the exercise price or grant price of such outstanding award (if applicable). The Committee can make other equitable adjustments it determines are appropriate to reflect such an event with respect to the aggregate number and kind of shares that may be issued under the 2009 Plan.

If there is any other combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or other change affecting the shares of common stock or the stock price of the common stock (other than an event described in the preceding paragraph), the Committee may, in its discretion:

- equitably adjust the aggregate number and type of shares of common stock subject to the 2009 Plan, the terms and conditions of any outstanding awards (including any performance targets or criteria with respect thereto), and the grant or exercise price per share of outstanding awards;
- provide for the termination of any award in exchange for an amount of cash (if any) and/or other property equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights;
- provide for the replacement of any award with other rights or property selected by the Committee in its sole discretion;

- provide that any outstanding award cannot vest, be exercised or become payable after such event;
- provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby;
- provide that any surviving corporation (or its parent or subsidiary) shall assume awards outstanding under the 2009 Plan or shall substitute similar awards for those outstanding under the 2009 Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or
- make adjustments (i) in the number and type of shares of common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options and awards or future rights, options and awards.

Effect of a Change in Control

In the event of a change in control of the Company, an award shall become fully exercisable and all forfeiture restrictions on such award shall lapse, unless any surviving or acquiring entity assumes the participant's outstanding award or substitutes an equivalent award.

Amendment and Termination

The Committee, subject to approval of the Board, may terminate, amend or modify the 2009 Plan at any time; *provided, however*, that stockholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares of common stock available under the 2009 Plan, (iii) to permit options to be granted with a per share exercise price lower than fair market value on the date of grant, and (iv) to permit the Committee to extend the exercise period for an option beyond ten years from the date of grant. In addition, no option may be amended to reduce the per share exercise price of the shares subject to the option below the per share exercise price as of the date of grant and, except as described in the "Adjustments to Awards" section above or upon a change in control of the Company, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

In no event may an award be granted pursuant to the 2009 Plan on or after the tenth anniversary of the date the 2009 Plan was adopted by our Board.

Federal Income Tax Consequences

The U.S. federal income tax consequences of the 2009 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2009 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or foreign tax consequences. Tax considerations may vary from locality to locality and depending on individual circumstances.

Section 409A of the Code. Certain types of awards under the 2009 Plan, including deferred stock and restricted stock units, may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be subject to tax earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to a 20% tax in addition to their ordinary tax liability in connection with the award (and, potentially, certain interest penalties). To the extent applicable, the 2009 Plan and awards granted under the plan will be structured and interpreted to comply with, or be exempt from, Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A. To the extent determined necessary or appropriate by the Committee, the 2009 Plan and applicable award agreements may be amended without award holder consent to exempt the applicable awards from Section 409A of the Code or to comply with Section 409A.

Non-Qualified Stock Options. For federal income tax purposes, if participants are granted non-qualified stock options under the 2009 Plan, participants generally will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, on exercise of non-qualified stock options, participants will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of the common stock on the date of exercise. The basis that participants have in shares of common stock, for purposes of determining their gain or loss on subsequent disposition of such shares of common stock generally, will be the fair market value of the shares of common stock on the date the participants exercise their options. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to participants when participants are granted an incentive stock option or when that option is exercised. However, the amount by which the fair market value of the shares of common stock at the time of exercise exceeds the option price will be an "item of adjustment" for participants for purposes of the alternative minimum tax. Gain realized by participants on the sale of an incentive stock option is taxable at capital gains rates, and no tax deduction is available to the Company, unless participants dispose of the shares of common stock within (i) two years after the date of grant of the option or (ii) within one year of the date the shares of common stock were transferred to the participant. If the shares of common stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the shares of common stock on the date of the option's exercise (or the date of sale, if less) will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent that participants must recognize ordinary income. If such a sale or disposition takes place in the year in which participants exercise their options, the income such participants recognize upon sale or disposition of the shares of common stock will not be considered income for alternative minimum tax purposes.

Incentive stock options exercised more than three months after a participant terminates employment, other than by reason of death or disability, will be taxed as a non-qualified stock option, and the participant will have been deemed to have received income on the exercise taxable at ordinary income rates. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the participant.

Restricted Stock. For federal income tax purposes, the grantee generally will not have taxable income on the grant of restricted stock, nor will we then be entitled to any deduction, unless the grantee makes a valid election under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the grantee generally will recognize ordinary income, and we will be entitled to a corresponding deduction, for an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse over the purchase price for the restricted stock.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a SAR, but upon exercise of the SAR, the fair market value of the shares of common stock received, determined on the date of exercise of the SAR, or the amount of cash received in lieu of shares, must be treated as compensation taxable as ordinary income to the grantee in the year of such exercise. We will be entitled to a deduction for compensation paid in the same amount which the grantee realized as ordinary income.

Performance Shares. The grantee generally will not realize taxable income at the time of the grant of the performance shares, and we will not be entitled to a deduction at that time. When the award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction.

Performance Stock Units. The grantee generally will not realize taxable income at the time of the grant of the performance stock units, and we will not be entitled to a deduction at that time. When the award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction.

Dividend Equivalents. The grantee generally will not realize taxable income at the time of the grant of the dividend equivalents, and we will not be entitled to a deduction at that time. When a dividend equivalent is paid, the grantee will recognize ordinary income, and we will be entitled to a corresponding deduction.

Stock Payments. If the grantee receives a stock payment in lieu of a cash payment that would otherwise have been made, he or she generally will be taxed as if the cash payment has been received, and we will have a deduction in the same amount.

Deferred Stock. The grantee generally will not have taxable income upon the issuance of the deferred stock and we will not then be entitled to a deduction. However, when deferred stock vests and is issued to the grantee, he or she will realize ordinary income and we will be entitled to a deduction in an amount equal to the difference between the fair market value of the shares at the date of issuance over the purchase price, if any, for the deferred stock. Deferred stock may be subject to Section 409A of the Code, and the failure of any award of deferred stock that is subject to Section 409A to comply with Section 409A may result in adverse tax consequences to the grantee as described above.

Restricted Stock Units. The grantee generally will not realize taxable income at the time of the grant of the restricted stock units, and we will not be entitled to a deduction at that time. When an award is paid, whether in cash or common stock, the grantee will have ordinary income, and we will be entitled to a corresponding deduction. Restricted stock units may be subject to Section 409A of the Code, and the failure of any restricted stock unit that is subject to Section 409A to comply with Section 409A may result in may result in adverse tax consequences to the grantee as described above.

Section 162(m) of the Code. As described above, in general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits) for certain executive officers exceeds $1.0 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m) of the Code, the deduction limit does not apply to certain "qualified performance-based compensation."

In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) of the Code generally requires that:

- The compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals;
- The performance goals must be established by a compensation committee comprised of two or more "outside directors;"
- The material terms of the performance goals must be disclosed to and approved by the stockholders; and
- The compensation committee of "outside directors" must certify that the performance goals have indeed been met prior to payment.

Pursuant to a special rule under Section 162(m), stock options and stock appreciation rights will satisfy the "qualified performance-based compensation" exception if (i) the awards are made by a qualifying compensation committee, (ii) the plan sets the maximum number of shares that can be granted to any person within a specified period and (iii) the compensation is based solely on an increase in the stock price after the grant date. The 2009 Plan has been designed to permit the Committee to grant stock options and stock appreciation rights which will qualify as "qualified performance-based compensation." In addition, performance-based awards are intended to qualify as "qualified performance-based compensation."

Specific Benefits under the 2009 Equity Incentive Award Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendments to the 2009 Plan. The Company is not currently considering any other specific award grants under the 2009 Plan. If the additional shares that will be available under the 2009 Plan if stockholders approve the proposed amendments had been available for award purposes in 2010, the Company expects that its award grants made in 2010 would not have been substantially different from those actually made in that year under the 2009 Plan. For information regarding stock-based awards granted to the Company's named executive officers during 2010, see the material under the heading "Executive Compensation" below.

The closing market price for a share of Common Stock as of March 31, 2011 was $14.71 per share.

AGGREGATE PAST GRANTS UNDER THE 2009 PLAN

As of March 31, 2011, awards covering 4,396,501 shares of Common Stock had been granted under the 2009 Plan. This number of shares includes shares subject to awards that expired or terminated without having been exercised and paid and became available for new award grants under the 2009 Plan. The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and restricted stock and restricted stock units vesting prior to that date, and option and unvested restricted stock and restricted stock unit holdings as of that date.

Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired On Exercise	Number of Shares Underlying Options as of March 31, 2011		Number of Shares/Units Subject to Past Restricted Stock/Unit Grants	Number of Shares/Units Vested as of 3/31/11	Number of Shares/Units Outstanding and Unvested as of 3/31/11
			Exercisable	Unexercisable			
Executive Group:							
Guy Gecht Chief Executive Officer and Director	440,800	—	49,534	391,266	294,826	79,569	215,257
Fred Rosenzweig President and Director	158,000	—	18,009	139,991	148,370	50,926	97,444
Vincent Pilette(1) Former Chief Financial Officer	—	—	—	—	166,355	—	166,355
Total for Current Executive Group (3 persons):	**598,800**	**—**	**67,543**	**531,257**	**609,551**	**130,495**	**479,056**
Gordon Heneweer(1) Former Interim Chief Financial Officer	—	—	—	—	40,052	15,310	24,742
John Ritchie(1) Former Chief Financial Officer	99,000	—	—	—	43,917	—	—
Executives (included with All Employees)	99,000	—	—	—	83,969	15,310	24,742
Non-Employee Director Group:							
Gill Cogan	50,000	—	6,875	43,125	14,096	1,500	12,596
Thomas Georgens	50,000	—	6,875	43,125	12,000	1,500	10,500
Richard Kashnow	50,000	—	6,875	43,125	12,000	1,500	10,500
Dan Maydan	50,000	—	6,875	43,125	12,000	1,500	10,500
Total for Current Non-Employee Director Group (4 persons):	**200,000**	**—**	**27,500**	**172,500**	**50,096**	**6,000**	**44,096**
Each other person who has received 5% or more of the options, warrants or rights under the 2009 Plan	**—**	**—**	**—**	**—**	**—**	**—**	**—**
All employees, including all current officers who are not executive officers or directors, as a group	**289,000**	**2,000**	**40,337**	**102,663**	**2,649,054**	**809,144**	**1,577,284**
Total	**1,087,800**	**2,000**	**135,380**	**806,420**	**3,308,701**	**945,639**	**2,100,436**

(1) Mr. Heneweer was appointed the Company's Chief Financial Officer on an interim basis effective May 10, 2010, replacing Mr. Ritchie in that position. Vincent Pilette was appointed the Company's Chief Financial Officer, effective January 1, 2011.

Messrs. Gecht and Rosenzweig and each of the non-employee directors identified above is a nominee for re-election as a director at the 2011 annual meeting.

Vote Required

The affirmative vote of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting is required for the approval of the 2009 Plan. Abstentions and broker non-votes will be counted towards the tabulation of voting power and presence and will have the same effect as negative votes. Should stockholder approval of this proposal not be obtained, then the 2009 Plan amendments will not be implemented.


Proxy

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the approval of the amendments to the 2009 Plan. Proxies received by the Company will be voted "FOR" this proposal unless the stockholder specifies otherwise in the proxy.

PROPOSAL THREE

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing its stockholders with the opportunity to cast an advisory vote on executive compensation as described below. The Company believes that it is appropriate to seek the views of stockholders on the design and effectiveness of the Company's executive compensation program.

The Company's goal for its executive compensation program is to attract, motivate and retain a talented and dynamic team of executives. The Company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The Company believes that its executive compensation program, which emphasizes long-term equity awards, satisfies this goal and is strongly aligned with the long-term interests of its stockholders.

The Compensation Discussion and Analysis, beginning on page 37 of this Proxy Statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2010 in more detail. Highlights of the program include the following:

- Executive compensation is allocated among base salaries and short and long-term compensation. The base salaries are fixed in order to provide the executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole, while the short and long-term compensation are designed to both reward Company's overall performance and align the named executive officers' interests with those of our stockholders.
- Our executive compensation program is designed to pay for performance. For 2010, the vast majority of the total direct compensation for our named executive officers was in the form of incentive compensation. For example, in 2010, approximately 82% of the total direct compensation for our Chief Executive Officer and approximately 72% of the total direct compensation for our President was in the form of incentive compensation tied to the achievement of specific financial performance goals and/or the level of our stock price. For these purposes, "total direct compensation" consists of the executive's base salary, annual incentive award and long-term equity awards based on the grant date fair value of the award as determined under the accounting principles used in the Company's financial reporting.
- Our executive annual performance-based bonus program is intended to encourage our named executive officers to focus on specific short-term goals important to our success. Our named executive officers' annual bonus awards are determined based on a combination of objective performance criteria. The awards payable under our annual bonus program are subject to a maximum payout, which limits the overall payout potential.
- Awards to our named executive officers under our annual bonus program for fiscal year 2010 were made in the form of performance-based restricted stock unit awards that are important to help further align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The performance measures used to determine the payment of awards to our named executive officers are Company-wide measures only, designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders.
- The Company's current practice is to grant our named executive officers both options and restricted stock units. This mixture is designed to provide a balance between the goals of increasing the price of our common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten our growth and stability (as restricted stock units are exposed to decreases in our stock price). Because grants are subject to long-term vesting schedules, they help ensure that executives always have significant value tied to long-term stock price performance.

- Mr. Gecht owns approximately 2% of the Company's outstanding common stock and Mr. Rosenzweig owns approximately 1% of the Company's outstanding common stock which significantly aligns their interests with the stockholders' interests.

The Company believes the compensation program for the named executive officers is instrumental in helping the Company achieve its financial performance. In 2010, the Company's revenue grew to $504.0 million, representing an increase of approximately $103 million or 26% over the prior year.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board of Directors will request your advisory vote on the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables), is hereby approved.

Vote Required

The approval of the executive compensation requires the affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting. As an advisory vote, this proposal is not binding on the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the executive compensation.

PROPOSAL FOUR

NON-BINDING ADVISORY VOTE ON FREQUENCY OF VOTE ON EXECUTIVE COMPENSATION

As described in the Non-Binding Advisory Vote on Executive Compensation proposal above, the Company's stockholders are being provided the opportunity to cast an advisory vote on the Company's executive compensation program. The advisory vote on executive compensation described in Proposal Three above is referred to as a "say-on-pay vote."

This Proposal Four affords stockholders the opportunity to cast an advisory vote on how often the Company should include a say-on-pay vote in its proxy materials for future annual shareholder meetings (or special shareholder meeting for which the Company must include executive compensation information in the proxy statement for that meeting).

The Company's executive compensation program includes long-term incentives that are intended to promote and measure performance over multiple years. The Company believes that holding say-on-pay votes every three years will provide stockholders sufficient time to evaluate the effectiveness of our executive compensation program in relation to the Company's long-term business results. A triennial vote will also give the Board sufficient time to engage with stockholders to understand advisory vote results, respond to stockholders' feedback about company pay practices, and to implement any necessary changes to our executive compensation program. The Compensation Committee, which administers the Company's executive compensation program, values the opinions expressed by stockholders in these votes and will consider the outcome of these votes in making its decisions on executive compensation.

Vote Required

This proposal on the frequency of future advisory say-on-pay votes is advisory only and will not be binding on the Company. In voting on this proposal, you will be able to indicate your preference regarding the frequency of future say-on-pay votes by specifying a choice of one year, two years or three years. If you do not have a preference regarding the frequency of future say-on-pay votes, you should abstain from voting on the proposal. Stockholders are not voting to approve or disapprove the recommendation of the Board of Directors. Although non-binding, the Board and the Compensation Committee will carefully review the voting results. Notwithstanding the recommendation of the Board of Directors and the outcome of the stockholder vote, the Board of Directors may in the future decide to conduct advisory votes on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to the Company's executive compensation program.

Recommendation of the Board of Directors

The Company's Board of Directors recommends that stockholders vote on frequency of vote on executive compensation to hold say-on-pay votes EVERY THREE YEARS (as opposed to every year or every two years).

PROPOSAL FIVE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm since 1992 and has been appointed by the Audit Committee to continue as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011 is not required by law, by the NASDAQ Rules, or by the Certificate of Incorporation or Bylaws. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the Company's stockholders for ratification as a matter of good corporate governance and practice. If the stockholders fail to ratify the appointment, the Board of Directors will reconsider whether to retain that firm. Even if the selection is ratified, the Company may appoint a different independent registered public accounting firm during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

During the fiscal years ended December 31, 2010 and 2009, PricewaterhouseCoopers LLP provided various audit, audit related and non-audit services to the Company as follows (in thousands):

	2010	2009
Audit fees(a)	$1,267	$1,346
Audit related fees(b)	10	51
Tax fees	—	—
All other fees(c)	—	1
Total	$1,277	$1,398

(a) Audit fees consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings and engagements.

(b) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations in connection with acquisitions, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

(c) All other fees consist of services provided in connection with other services.

The Audit Committee is responsible for pre-approving audit and non-audit services to be provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible). In this regard, the Audit Committee has the sole authority to approve the employment of the independent auditors, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors.

The Audit Committee has considered whether provision of the services described in sections (b), (c) and (d) above is compatible with maintaining the independent auditors' independence and has determined that such services have not adversely affected PricewaterhouseCoopers LLP's independence. All of the services of each of (b), (c) and (d) were pre-approved by the Audit Committee.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement and will be available to respond to appropriate questions.

Vote Required

The ratification of the selection of PricewaterhouseCoopers LLP requires the affirmative vote of the holders of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon, at the Annual Meeting.

Recommendation of the Board of Directors

The Company's Board of Directors recommends a vote "FOR" the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011. Proxies received by the Company will be voted "FOR" this proposal unless the stockholder specifies otherwise in the proxy.

SECURITY OWNERSHIP

Except as otherwise indicated below, the following table sets forth certain information regarding beneficial ownership of common stock as of April 8, 2011 by: (1) each of the Company's current directors; (2) each of the named executive officers listed in the Summary Compensation Table for 2010 on page 50 of this Proxy Statement (collectively, the Company's "named executive officers"); (3) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock based upon Schedules 13G filed with the SEC; and (4) all of the Company's directors and executive officers as a group. As of April 8, 2011, there were 46,890,219 shares of common stock outstanding.

Shares of common stock subject to options or other rights that are currently exercisable or exercisable within 60 days of April 8, 2011 are considered outstanding and beneficially owned by the person holding the options or other rights for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

	Common stock	
Name of beneficial owner(1)	Number of shares	Percentage owned
Ameriprise Financial, Inc.(2) 145 Ameriprise Financial Center Minneapolis MN 55474	8,256,040	17.61%
Dimensional Fund Advisors, LP(3) Palisades West, Building One 6300 Bee Cave Road Austin TX 78746	3,240,921	6.91
BlackRock, Inc.(4) 40 East 52nd Street New York NY 10022	3,197,486	6.82
Third Avenue Management LLC(5) 622 Third Avenue 32nd Floor New York NY 10017	4,027,136	8.59
Guy Gecht(6)	846,883	1.81
Fred Rosenzweig(7)	602,678	1.29
John Ritchie(8)	59,927	*
Gill Cogan(9)	120,668	*
Dan Maydan(10)	36,060	*
Thomas Georgens(11)	40,625	*
Richard Kashnow(12)	40,625	*
Eric Brown(13)	—	*
Gordon Heneweer(14)	11,225	*
Vincent Pilette(15)	—	*
All current executive officers and directors as a group (9 persons)(16)	1,758,691	3.75%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, and principal stockholders on Schedules 13G and Forms 4 filed with the SEC as of April 8, 2011. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable

percentages are based on 46,890,219 shares outstanding on April 8, 2011, adjusted as required by rules promulgated by the SEC.

(2) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 11, 2011 by Ameriprise Financial, Inc. ("AFI"), Columbia Management Investment Advisers, LLC ("CMIA"), Columbia Seligman Communications & Information Fund, Inc. ("C&I Fund"), and Seligman Tech Spectrum Fund, Inc ("STS Fund"). The Schedule 13G indicates that each of AFI and CMIA has shared voting power as to 2,910,902 shares and shared dispositive power as to 8,256,040 shares. C&I Fund has sole voting and dispositive powers as to 4,784,000 shares. STS Fund has sole voting and dispositive powers as to 2,495,000 shares. CMIA, in its capacity as investment adviser, may be deemed to beneficially own the shares of common stock reported by C&I Fund and STS Fund. AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported by CMIA. AFI, together with CMIA, C&I Fund, and STS Fund, beneficially own 8,256,040 shares.

(3) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 11, 2011 by Dimensional Fund Advisors LP. The Schedule 13G states that Dimensional Fund Advisors, LP has sole voting power as to 3,138,640 shares of common stock and sole dispositive power as to 3,240,921 shares of common stock subject to the following qualification. Dimensional Fund Advisors LP furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts, and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser, and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries possess voting and/or investment power over the securities of the Company that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. Dimensional Fund Advisors LP disclaims beneficial ownership of such securities.

(4) Beneficial ownership information is based on information contained in Schedule 13G, as amended, filed with the SEC on February 4, 2011 by BlackRock, Inc. BlackRock, Inc. has sole voting and dispositive power as to 3,197,486 shares of common stock.

(5) Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 14, 2011 by Third Avenue Management LLC. Third Avenue Management LLC ("TAM") has sole voting power as to 3,849,886 shares of common stock and sole dispositive power as to 4,027,136 shares of common stock. Transamerica Third Avenue Value VP, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 84,921 of the shares reported by TAM, Met Investors Series Trust-Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 1,301,511 of the shares reported by TAM, OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund for which TAM acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 42,700 of the shares reported by TAM, Transamerica Third Avenue Value, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 202,436 of the shares reported by TAM, Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 886,668 of the shares reported by TAM, Third Avenue Small Cap Value Fund UCITS, an umbrella open-ended investment company authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, has the right to receive dividends from, and the proceeds from the sale of, 5,000 of the shares reported by TAM, Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 62,600 of the shares reported by TAM, and various separately managed accounts for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, 1,441,300 of the shares reported by TAM.

(6) Includes 579,550 shares of common stock issuable upon the exercise of options granted to Mr. Gecht under the 2004, 2007, and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(7) Includes 425,261 shares of common stock issuable upon the exercise of options granted to Mr. Rosenzweig under the 1999, 2004, 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(8) Mr. Ritchie resigned as Chief Financial Officer effective May 7, 2010. The beneficial ownership of Mr. Ritchie is as of May 7, 2010.

(9) Includes 94,168 shares of common stock issuable upon the exercise of options granted to Mr. Cogan under the 1999, 2004, 2007 and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(10) Includes 27,500 shares of common stock issuable upon the exercise of options granted to Mr. Maydan under the 2007 and 2009 equity incentive plan, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(11) Includes 39,125 shares of common stock issuable upon the exercise of options granted to Mr. Georgens under the 2007 and 2009 equity incentive plan, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(12) Includes 39,125 shares of common stock issuable upon the exercise of options granted to Mr. Kashnow under the 2007 and 2009 equity incentive plan, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(13) Mr. Brown was appointed by the Board of Directors of the Company as a Director on April 7, 2011. Mr. Brown does not hold any options which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(14) Mr. Heneweer served as the Company's interim Chief Financial Officer from May 10, 2010 through and including December 31, 2010. The beneficial ownership of Mr. Heneweer is as of December 31, 2010.

(15) Mr. Pilette became our Chief Financial Officer on January 1, 2011. Mr. Pilette does not hold any options which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

(16) Includes an aggregate of 1,204,729 shares of common stock issuable upon the exercise of options granted to executive officers and directors collectively under the 1999, 2004, 2007, and 2009 equity incentive plans, which are currently exercisable and/or exercisable within 60 days of April 8, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file reports of security ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent beneficial owners are also required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from January 1, 2010 to December 31, 2010, all Section 16(a) filing requirements were timely met.

EXECUTIVE OFFICERS

The following table lists certain information regarding the Company's executive officers as of December 31, 2010:

Name	Age	Position
Guy Gecht	45	Chief Executive Officer
Fred Rosenzweig	55	President
Gordon Heneweer(1)	48	Former Interim Chief Financial Officer
John Ritchie(2)	45	Former Chief Financial Officer

(1) Gordon Heneweer served as the Company's interim Chief Financial Officer from May 10, 2010 through December 31, 2010.

(2) John Ritchie served as the Company's Chief Financial Officer from April 1, 2006 through May 10, 2010.

Mr. Gecht was appointed Chief Executive Officer of the Company on January 1, 2000. From July 1999 to January 2000, he served as President of the Company. From January 1999 to July 1999, he was Vice President and General Manager of Fiery products of the Company. From October 1995 through January 1999, he served as Director of Software Engineering. Prior to joining the Company, Mr. Gecht was Director of Engineering at Interro Systems, a technology company, from 1993 to 1995. From 1991 to 1993, he served as Software Manager of ASP Computer Products, a networking company and from 1990 to 1991, he served as Manager of Networking Systems for Apple Israel, a technology company. From 1985 to 1990, he served as an officer in the Israeli Defense Forces, managing an engineering development team, and later was an acting manager of one of the IDF high-tech departments. Mr. Gecht currently serves as a member of the board of directors, audit committee and compensation committee of Check Point Software Technologies Ltd., a global information technology security company. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben Gurion University in Israel.

Mr. Rosenzweig was appointed President of the Company as of January 1, 2000. From July 1999 to January 2004, he served as Chief Operating Officer of the Company. From August 1998 to July 1999, Mr. Rosenzweig served as Executive Vice President of the Company. From January 1995 to August 1998, Mr. Rosenzweig served as Vice President, Manufacturing and Support of the Company. From May 1993 to January 1995, Mr. Rosenzweig served as Director of Manufacturing of the Company. Prior to joining the Company, from July 1992 to May 1993, he was a plant general manager at Tandem Computers Corporation, a computer company. From October 1989 to July 1992, Mr. Rosenzweig served as a systems and peripheral test manager at Tandem Computers Corporation. Mr. Rosenzweig holds a B.S. in Metallurgical Engineering from Pennsylvania State University and an M.B.A. from University of California at Berkeley.

Mr. Heneweer served as interim Chief Financial Officer of the Company from May 10, 2010 through December 31, 2010. Mr. Heneweer joined the Company in April 2007 as Vice President, Finance, and was responsible for the Company's global Accounting and Finance functions. From 1995 to 2007, Mr. Heneweer served in a variety of financial management capacities at Applied Materials, Inc., a semiconductor fabrication equipment and services supplier, most recently as Managing Director of Global Financial Planning and Analysis. Prior to Applied Materials, Mr. Heneweer held various accounting and finance related positions at New United Motor Manufacturing (NUMMI), a Toyota Motor Corporation and General Motors Corporation automotive joint-venture, and at Wadsworth Publishing, a division of The Thomson Corporation, an information services and publishing company. Mr. Heneweer holds an MBA from Golden Gate University, San Francisco and a B.S. in Finance from California State University, Fresno.

Mr. Ritchie served as Chief Financial Officer of the Company from April 1, 2006 through May 10, 2010. From January 2001 to March 31, 2006, Mr. Ritchie served as the Company's Vice President of Finance. From March 1996 to January 2001, Mr. Ritchie served in a variety of capacities at Splash Technology Holdings, Inc., a leading developer and supplier of digital imaging software and hardware, most recently as Chief Financial

Officer. Prior to Splash, Mr. Ritchie held various accounting and finance positions at Western Waste Industries, Inc., an environmental services company focused on technology applications to recover high value materials from the waste stream, Océ, Inc., a Dutch-headquartered, multi-national based developer and manufacturer of imaging equipment, and Mariani Packing Company, an agricultural company. Mr. Ritchie holds a B.A. in Business Administration from San Jose State University.

COMPENSATION DISCUSSION AND ANALYSIS

The following sections of this proxy statement describe the Company's compensation arrangements with its named executive officers (below also referred to as the "executives"), who, for fiscal year 2010, included Guy Gecht, Chief Executive Officer; Fred Rosenzweig, President; Gordon Heneweer, interim Chief Financial Officer; and John Ritchie, former Chief Financial Officer. As noted below, Vincent Pilette was appointed Chief Financial Officer effective January 1, 2011 and, under SEC rules, was not one of the Company's named executive officers for 2010.

Executive Summary

The Company believes that compensation paid to the named executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and linked to specific, measurable results intended to create value for stockholders. The Compensation Committee oversees the executive compensation program and determines the compensation for the named executive officers.

The compensation of the named executive officers consists primarily of three elements—a base salary, an annual incentive program and long-term equity awards in the form of options and restricted stock units—that are designed to reward executives for performance and to promote retention among our executive team.

This Compensation Discussion and Analysis describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2010 in more detail. Highlights of the program include the following:

- Executive compensation is allocated among base salaries and short and long-term compensation. The base salaries are fixed in order to provide the executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole, while the short and long-term compensation are designed to both reward Company's overall performance and align the named executive officers' interests with those of our stockholders.
- Our executive compensation program is designed to pay for performance. For 2010, the vast majority of the total direct compensation for our named executive officers was in the form of incentive compensation. For example, in 2010, approximately 82% of the total direct compensation for our Chief Executive Officer and approximately 72% of the total direct compensation for our President was in the form of incentive compensation tied to the achievement of specific financial performance goals and/or the level of our stock price. For these purposes, "total direct compensation" consists of the executive's base salary, annual incentive award and long-term equity awards based on the grant date fair value of the award as determined under the accounting principles used in the Company's financial reporting.
- Our executive annual performance-based bonus program is intended to encourage our named executive officers to focus on specific short-term goals important to our success. Our named executive officers' annual bonus awards are determined based on a combination of objective performance criteria. The awards payable under our annual bonus program are subject to a maximum payout, which limits the overall payout potential.
- Awards to our named executive officers under our annual bonus program for fiscal year 2010 were made in the form of performance-based restricted stock unit awards that are important to help further

align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The performance measures used to determine the payment of awards to our named executive officers are Company-wide measures only, designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders.

- The Company's current practice is to grant our named executive officers both options and restricted stock units. This mixture is designed to provide a balance between the goals of increasing the price of our common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten our growth and stability (as restricted stock units are exposed to decreases in our stock price). Because grants are subject to long-term vesting schedules, they help ensure that executives always have significant value tied to long-term stock price performance.
- Mr. Gecht owns approximately 2% of the Company's outstanding common stock and Mr. Rosenzweig owns approximately 1% of the Company's outstanding common stock which significantly aligns their interests with the stockholders' interests.

The Company believes the compensation program for the named executive officers is instrumental in helping the Company achieve its financial performance. In 2010, the Company's revenue grew to $504.0 million, representing an increase of approximately $103 million or 26% over the prior year.

Compensation Objectives and Philosophy

The Company's compensation objectives and philosophy provide the guiding principles for decisions made by the Compensation Committee for compensation to be paid to the Company's named executive officers. The Compensation Committee believes that compensation paid to the named executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and linked to specific, measurable results intended to create value for stockholders. In establishing compensation programs for the named executive officers for fiscal year 2010, the Compensation Committee considered the following principles and objectives:

- attract and retain individuals of superior ability and managerial talent;
- help ensure compensation is closely aligned with the Company's corporate strategies, business and financial objectives and the long-term interests of the Company's stockholders;
- create incentives to achieve key strategic and financial performance goals of the Company by linking executive incentive award opportunities to the achievement of these goals; and
- help ensure that the total compensation is fair, reasonable and competitive.

The Compensation Committee of the Board of Directors

The Compensation Committee, serving under a charter adopted by the Board of Directors, is composed entirely of outside directors who have never served as officers of the Company. Under the charter, the Compensation Committee has responsibility for approving and evaluating matters relating to the overall compensation philosophy, compensation plans, policies and programs of the Company. This includes periodically reviewing and approving the Company named executive officers' annual base salaries, incentive bonus programs, equity compensation, employment agreements, severance arrangements, change in control agreements or provisions, as well as any other benefits or compensation arrangements for the named executive officers. In certain circumstances, the Compensation Committee may solicit input from the full Board of Directors before making final decisions relating to compensation of the named executive officers (below also referred to as "executive compensation"). In fulfilling its responsibilities, the Compensation Committee may consider, among other things, industry and general best practices, benchmark data and marketplace

developments. Messrs. Cogan and Maydan served on the Compensation Committee during 2010 and continue to serve as of the date of this Proxy Statement.


Proxy

Role of Management in Assisting Compensation Decisions

Members of the executive management team of the Company, such as the named executive officers and the Vice President of Human Resources ("Executive Management"), provide administrative assistance and support for the Compensation Committee from time to time. Members of Executive Management also may provide recommendations and information to the Compensation Committee to consider, analyze and review in connection with any compensation proposal for the named executive officers. Members of Executive Management do not have any final decision-making authority in regards to named executive officer compensation, and no member of Executive Management provides any recommendations to the Compensation Committee with respect to his or her own compensation. The Compensation Committee reviews any recommendations and information provided by Executive Management, and approves the final executive compensation package.

Use of Outside Advisors

The Compensation Committee may use consultants to assist in the evaluation of compensation for the named executive officers. The Compensation Committee has the sole authority to retain and terminate any compensation consultant engaged to perform these services. The Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting, or other advisers.

The Compensation Committee retained Mercer (US) Inc. ("Mercer") to provide information, analyses, and advice regarding executive and director compensation, as described below. Mercer was selected as the consultant to the Compensation Committee in 2007 after an interview process with several compensation consulting firms. The Compensation Committee evaluates Mercer on an annual basis. In 2010, Mercer advised the Compensation Committee on a variety of compensation-related issues, including:

- compensation strategy;
- pay levels;
- short-term incentive pay;
- long-term incentive pay;
- peer group;
- emerging compensation trends;
- assessment of the competiveness of outside directors compensation; and
- the Compensation Committee agenda and annual calendar.

In 2010 and 2011, Mercer also assisted the Compensation Committee in its assessment of the potential relationship between the Company's compensation program and risk taking by management. For more information, see the "Compensation Risk Assessment" section on page 58 of this Proxy Statement.

In the course of conducting its activities, Mercer attended meetings of the Compensation Committee and presented its findings and recommendations for discussion. During the course of the year, Mercer worked with management to obtain and validate data, review materials and recommend potential changes. Mercer received approximately $131,000 in fees from the Company in connection with the Compensation Committee's determination of a variety of components of executive compensation during fiscal year 2010. In addition, in 2010, Mercer Health and Benefits division provided planning, management, analysis and support services to the Company related to its new employer sponsored health benefits plan. Mercer received approximately $62,000

from the Company for these services in 2010. Mercer is a subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), a diversified conglomerate of companies that provide insurance, security and human resources consulting services. During 2010, affiliates of MMC other than Mercer received approximately $176,000 in fees for their services. The Compensation Committee has reviewed the services provided by the MMC affiliates and has determined that these services do not prevent Mercer from being objective in its work for the Compensation Committee. Other than the services described above, Mercer provided no other services to the Company in fiscal year 2010.

Review of External Compensation Data

The Compensation Committee does not apply a formulaic approach to setting individual elements of the named executive officers' compensation or their total compensation amounts and does not set compensation levels at any specific level or percentile against the peer group data described below (i.e., the Compensation Committee does not "benchmark" the Company's executive compensation levels). However, the Compensation Committee periodically reviews market compensation levels to inform its decision-making process and to determine whether the total compensation opportunities for the Company's named executive officers are appropriate in light of factors such as the compensation arrangements for similarly situated executives in the market and may make adjustments when the Compensation Committee determines they are appropriate.

In 2010, Mercer reevaluated the Company's peer group identified in 2007, reviewed screening methodology for developing a revised peer group and assisted the Compensation Committee in selecting the peer group for 2010. The selection criteria included:

- size of the organization: the reviewed companies were within a range of 0.5x to 2x the Company's revenue, targeting a peer group with the median annual revenue of approximately $500 million;
- relevant industries: Communications Equipment, Computer Storage & Peripherals, Internet Software & Services, Office Electronics, Semiconductors, Systems Software; and
- business model and characteristics: business to business, manufacturing capabilities, software products and integrated solutions and services.

As a result, for 2010, the Company used the following peer group to provide market reference information as part of its review of executive compensation:

Ariba, Inc.
Ciena Corporation
Commvault Systems, Inc.
Dot Hill Systems Corporation
Emulex Corporation
F5 Networks, Inc.
Hutchinson Technology Inc.
Intermec Inc.
MRV Communications Inc.
Netgear, Inc.
Powerwave Technologies, Inc.
Progress Software Corporation
QLogic Corporation
Quantum Corporation
Radiant Systems, Inc.
STEC, Inc.
Zebra Technologies Corporation

Several companies from the 2007 peer group were excluded from the peer group proposed by Mercer and approved by the Compensation Committee due to (i) their size in terms of revenue and/or (ii) their sub-industry.

Executive Compensation Elements

For the 2010 fiscal year, the principal elements or components of compensation for the named executive officers were: (1) base salary; (2) short-term incentives; and (3) long-term incentives.

During 2010, for each element of executive compensation, the Compensation Committee considered a number of factors, such as the executive's employment experience, performance of the executive during the year,

performance of the Company during the year, achievement of Company performance targets set by the Board of Directors as identified below, potential to enhance long-term stockholder value, information relating to marketplace competitiveness, executive compensation trends, current compensation levels and types within the peer group, compensation history, prior equity awards and the economic environment. Since there are no static or fixed policies regarding the amount and allocation for each component or element of executive compensation, the determination and composition of total compensation is up to the discretion of the Compensation Committee and is decided in its judgment on a year by year basis.

During 2010, the measurement or assessment of the Company's performance and the achievement of Company performance targets was primarily quantitative with respect to the elements of incentive-based compensation, and are addressed in greater detail below. The factors relating to current compensation levels, compensation history and prior equity awards for each of the named executive officers were primarily used by the Compensation Committee in evaluating the appropriate levels of compensation for each element of compensation for the 2010 fiscal year and any potential increase or decrease from the prior year levels to help ensure consistency from year-to-year. In 2010, the Compensation Committee also considered in its judgment the improvement in economic conditions generally and its potential implications on the named executive officers' compensation levels.

The difference in the levels of compensation for each element of compensation between the named executive officers reflects consideration of the executive's roles and responsibilities, the executive's tenure with the Company as well as the other factors mentioned above. The Compensation Committee evaluates these factors as part of establishing compensation for each named executive officer.

The Compensation Committee considers the value of the entire compensation package when establishing the appropriate levels of compensation for each element. As noted above, however, the Company does not apply a formulaic approach to the allocation of specific elements within the total compensation package. The Compensation Committee exercises its judgment and discretion when approving the amount and allocation of each element of the total compensation package.

Base Salary

The Company provides the named executive officers with a base salary, which is comprised of a fixed amount of annual cash compensation. In setting base salaries for the named executive officers, the Compensation Committee considers a number of factors, including the executive's prior salary history, current compensation levels, individual and the Company's performance and marketplace competitiveness for similarly situated named executive officers. The Compensation Committee considers changes to base salaries for the named executive officers on an annual basis. There are no formulaic increases, instead, the Compensation Committee exercises its judgment and discretion when determining and approving increases to the annual base salary of each named executive officer.

In April 2009, the Compensation Committee approved and accepted the voluntary reduction of the annual base salaries of each of Messrs. Gecht, Rosenzweig and Ritchie by fifteen percent (15%) for Messrs. Gecht and Rosenzweig, to equal $527,000 and $450,500, respectively, and by ten percent (10%) for Mr. Ritchie, to equal $279,000. This reduction was volunteered by the named executive officers in support of the Company's cost reduction activities due to deteriorating global economic and industry conditions provided that such voluntarily reduced base annual salaries would not be used in the calculation of any other benefits set forth in each named executive officer's current employment agreement.

In November 2010, the Compensation Committee approved a reinstatement of the annual base salaries of Messrs. Gecht and Rosenzweig to their pre-reduction levels of $620,000 and $530,000, respectively. In making this decision, the Compensation Committee took into account improvement in the Company's cash position and return to profitability. This salary reinstatement coincided with the general reinstatement of salaries of the Company's other employees who had incurred prior reductions.

The base salaries of Messrs. Gecht and Rosenzweig as in effect at the end of fiscal year 2010 are set forth in the following table:

Named Executive Officer	Annual Salary Rate In Effect at Fiscal 2010 Year-End
Guy Gecht	$620,000
Fred Rosenzweig	$530,000

Upon Mr. Heneweer's appointment as interim Chief Financial Officer in May 2010, the Compensation Committee set his monthly base salary in that position as $23,250 ($279,000 on an annual basis), which is equal to the monthly base salary of Mr. Ritchie at the time of his resignation. In November 2010, the Compensation Committee approved an increase in Mr. Heneweer's monthly base salary to $25,833 ($310,000 on an annual basis), which is equal to Mr. Ritchie's monthly base salary in effect prior to his voluntary reduction taken in April 2009. The Compensation Committee considered these levels for Mr. Heneweer's monthly compensation to be appropriate in light of his assumption of Mr. Ritchie's duties as Chief Financial Officer on an interim basis after Mr. Ritchie's resignation in May 2010.

Short-Term Incentive Compensation

The Company believes that a significant portion of executive compensation should be directly related to the Company's overall financial performance, stock price performance and other relevant financial factors that affect stockholder value. Accordingly, the Company sets goals designed to link executive compensation to the Company's overall performance and reserves the largest potential compensation awards for incentive-based programs, which may include both cash and equity awards. The executive incentive program allows named executive officers to receive short-term incentive compensation in the event certain specified corporate and individual performance measures are achieved. Payments under the executive incentive program are contingent upon the executive's continued employment, subject to the terms of their employment agreements, and are determined by the Compensation Committee. The Compensation Committee believes that the payment of bonuses, whether in cash or equity, provides incentives necessary to retain the named executive officers and reward them for short-term Company performance.

The total potential short-term incentive for each of the named executive officers is calculated as a percentage of his base salary. The Compensation Committee sets the percentage of base salary for each named executive officer's target bonus in its judgment based on its review of each executive's total compensation package and compensation at the Company's peer group or emerging executive compensation trends, as the case may be, and its assessment of the past and expected future contributions of the named executive officers.

In March 2010, the Compensation Committee approved the 2010 performance-based equity bonus program (the "2010 Program") for Messrs. Gecht, Rosenzweig and Ritchie, the Company's named executive officers at that time. The target short-term incentive opportunity for the 2010 fiscal year remained unchanged from the prior fiscal year for Messrs. Gecht and Rosenzweig, with their target bonus opportunities being set at 105% and 95%, respectively, of their annual base salary amounts in place prior to the April 2009 voluntary salary reductions described above. The Compensation Committee approved an increase in the target bonus level for Mr. Ritchie from 55% to 75% of his base salary prior to the April 2009 voluntary salary reduction. The difference in short-term incentive percentages between Mr. Gecht, Mr. Rosenzweig and Mr. Ritchie correlate with their roles and level of responsibility within the Company.

In execution of the 2010 Program, the Compensation Committee approved grants of performance-based awards of restricted stock units to each of Messrs. Gecht, Rosenzweig and Ritchie, with the total number of stock units subject to each executive's awards determined by dividing the executive's target bonus by the closing price of the Company's common stock on the trading day immediately preceding the grant date. Sixty percent (60%) of the executive's stock units were eligible to vest based on the achievement of financial targets relating to

the Company's non-GAAP operating income for the fiscal year. The remaining forty percent (40%) of the executive's stock units were eligible to vest based on the achievement of financial targets relating to the Company's revenue and, in addition, would vest only if the Company achieved a minimum threshold for non-GAAP operating income established by the Compensation Committee for the fiscal year. In each case, the vesting of these awards was also contingent on the executive's continued employment with the Company through the vesting date.

In determining that awards made under the 2010 Program would be in the form of restricted stock units, the Compensation Committee intended to provide a further link between executive incentive compensation and shareholder value. The Compensation Committee selected revenue and non-GAAP operating income as the performance measures for these awards to create further incentives for management to focus on the Company's revenue growth and profitability because the Compensation Committee believes these metrics are key to the Company's long-term growth and success. For these purposes, non-GAAP operating income is defined as operating income determined in accordance with GAAP adjusted to remove the impact of recurring amortization of acquisition-related intangibles, stock-based compensation expense, as well as restructuring related and non-recurring charges and gains and the tax effect of these adjustments. Such non-recurring charges and gains include end-of-life inventory purchase and related obsolescence, project abandonment costs, asset impairment charges, certain legal settlements, our sale of certain real estate assets, acquisition-related transaction costs and legal expenses, and costs to integrate such acquisitions into our business. The Compensation Committee believes that these adjustments to operating income for this purpose produce a better measure of the executives' impact on operating income over the corresponding year. The Compensation Committee has reserved its discretion to award cash bonuses based on evaluation of the executive officers' contributions and the Company's performance at any time, including at year-end. No such cash bonuses were awarded to the executives for 2010.

Financial targets selected by the Compensation Committee for the 2010 Program represented financial goals for the Company, taking into consideration the economic and industry environment at the time the 2010 Program was established. Information regarding financial targets determined by the Compensation Committee for the performance bonus program for fiscal year 2010 is set forth in the table below. The threshold and target levels for revenue reflect slight increases over the levels originally established by the Compensation Committee for the 2010 Program. The Compensation Committee approved these increases in the revenue targets in August 2010 to mitigate the impact on revenue of certain acquisitions made by the Company during 2010.

Goals	Weighting	Threshold	Target
Revenue (in millions)	**40%**	$ 460	$ 476
(% of program component earned)	—	0%	100%
Non-GAAP operating income (in millions)	**60%**	$20.0	$24.0
(% of program component earned)	—	0%	100%

The minimum threshold for non-GAAP operating income established by the Compensation Committee for fiscal year 2010 was $20 million. None of the restricted stock units granted under the executive incentive program would vest if the minimum threshold for non-GAAP operating income was not achieved. If the minimum threshold was achieved and the applicable threshold performance level in the table above were exceeded, the award would vest with respect to between 0% and 100% of the units covered by the award, with 100% of the units vesting if the applicable target performance level in the table above were met or exceeded. The number of units vesting for performance results between the threshold and target levels would be interpolated between these points. In no event would any executive incentive plan award vest with respect to more than 100% of the units subject to the award.

During the first quarter of 2011, the Compensation Committee reviewed the total 2010 fiscal year revenue and non-GAAP operating income of the Company as compared to the respective total revenue and non-GAAP operating income threshold and target amounts established by the Compensation Committee and determined that the target levels were achieved for both performance measures. The Company's revenue for 2010 was $504

million, and the Company's non-GAAP operating income was $35.8 million. Accordingly, the restricted stock units granted to each of Messrs. Gecht and Rosenzweig under the 2010 Program with respect to achievement of Company's financial targets vested 100% in accordance with the terms of the program.

Mr. Heneweer was not a named executive officer of the Company in March 2010 when the Company established the terms of its 2010 Program. He participated in the Company's incentive program for non-executive members of management approved in March 2010, and was granted awards of performance-based restricted stock units on terms substantially similar to the awards granted to the other named executive officers under the 2010 Program (as defined above). Mr. Heneweer's target bonus under the program was $101,003 or 40% of his then base salary, which the Company determined in its judgment correlated with his role as Vice President of Finance and the level of responsibility associated with that role.

Long-Term Equity Incentive Program

As indicated by its performance-based approach to compensation, the Company believes that equity ownership in the Company is important to closely align the interests of named executive officers with those of Company stockholders and thereby promote incentives to achieve sustained, long-term revenue growth, profitability and creation of stockholder value. The Company's named executive officers may receive an annual award of stock options, restricted stock and/or restricted stock units at the discretion of the Compensation Committee. The number of stock options, restricted stock and/or restricted stock unit awards granted to each executive officer is determined and approved by the Compensation Committee in its judgment based upon several factors, including the individual's performance, the Company's performance and the value of the award at the time of grant. Additional grants other than the annual award may be made in the event there are significant changes in the performance of the Company or the individual performance of the executive during the evaluation period. The Compensation Committee considers the same factors as described throughout this discussion when evaluating these long-term discretionary equity awards.

In order to provide an incentive for continued employment, restricted stock units granted to named executive officers under the long-term incentive program typically have a three-year annual vesting schedule, and stock options granted to named executive officers typically have a three and a half year vesting schedule. Stock options generally expire seven years from the date of the grant so as to provide a reasonable time frame for the named executive officer to benefit from appreciation of the Company's stock price, while managing the potential dilution to stockholders more effectively, as compared to a ten-year option term. The Company sets the per share exercise price of options granted under the Company's stock plans equal to 100% of the closing market price of a share of the Company's common stock on the date of grant of the award.

To provide additional incentives for performance, the Company has also in the past granted equity awards that vest based upon the Company achieving specified levels of stock price appreciation or the achievement of pre-established financial performance goals. These performance-based equity awards also assist in aligning the interests of the named executive officers with those of stockholders. As described above, the annual bonus opportunities for the named executive officers for fiscal year 2010 were structured as performance-based restricted stock unit awards payable only if the Company achieved pre-established financial performance goals.

In August 2010, the Compensation Committee approved the grant of a stock option and a restricted stock unit award to each of Messrs. Gecht and Rosenzweig under the Company's 2009 Equity Incentive Award Plan (the "2009 Equity Plan"), as set forth in the following table:

Type of Security	Type of Vesting	Vesting Schedule
Stock Options	Time-based	This award will vest and become exercisable with respect to 25% of the award on the first anniversary of the date of grant and thereafter with respect to an additional 2.5% of the award each month, with full vesting in 42 months.
Restricted Stock Unit	Time-based	This award will vest with respect to one-third of the award on the first, second and third anniversaries of the date of grant.


Proxy

The Compensation Committee believes that these grants further align the interests of executives with those of our stockholders (as the value of the grant depends on our stock price) and provide a retention incentive as the vesting of the grant in each case is contingent on the executive's continued employment with the Company through the vesting date.

2010 Time Based Awards

As indicated in the Summary Compensation Table on page 50 of this Proxy Statement, the Compensation Committee allocated a larger percentage of the overall grant value of 2010 equity awards to restricted stock units and approved grants of 120,000 restricted stock units to Mr. Gecht and 45,000 restricted stock units to Mr. Rosenzweig and stock options covering 130,000 shares of the Company's common stock to Mr. Gecht and 45,000 shares to Mr. Rosenzweig. At the time of these grants, the Compensation Committee believed that among other factors, retention of the named executive officers was an important consideration and that the restricted stock unit awards provided an effective retention incentive as they have value even if the stock price does not increase as compared to stock options which have no value unless the stock price increases. Accordingly, the Compensation Committee determined to allocate a larger percentage of the overall grant value to restricted stock unit awards for 2010 in order to increase the retention value of these grants. The Compensation Committee determined the value of each named executive officer's total equity award in its judgment, taking into consideration its subjective assessment of each executive's individual performance, the retention value of these grants and the executives' prior long-term equity incentive grants, certain equity award ranges provided by Mercer based on comparisons against market benchmarks, the number of shares remaining under the 2009 Equity Plan and their planned use for purposes other than executive compensation, and the Company's philosophy that long-term equity incentives should constitute a substantial portion of each executive's total direct compensation.

Performance Based Options—Stock Price Appreciation

As previously disclosed in the Company's 2009 proxy statement, the Company granted each of the named executive officers two performance-based option grants during 2009 that would vest based upon the achievement of performance goals established by the Compensation Committee. The vesting of one performance-based option grant is to be determined based on the price of the Company's common stock, as measured by the average per share closing price over a period of 20 consecutive trading days (the "average stock price"), attaining specified levels of appreciation over the per share closing stock price on the date of grant, or $10.77 (the "grant date stock price"), according to the following schedule: 25% of these options will vest when the average stock price equals or exceeds $16.16 (150% of the grant date stock price); 25% of these options will vest when the average stock price equals or exceeds $18.85 (175% of the grant date stock price); 25% of these options will vest when the average stock price equals or exceeds $21.54 (200% of the grant date stock price); and 25% of these options will vest when the average stock price equals or exceeds $24.23 (225% of the grant date stock price).

Performance Based Options—Return on Equity Percentage

The vesting of the other performance-based option grant is to be determined based on the Company's annual return on equity percentage, on a non-GAAP basis, (the "Annual ROE Percentage"), as compared with the issuer's annual return on equity percentage for its 2008 fiscal year (the "2008 ROE Percentage") according to the following schedule: 20% of these options will vest when the Annual ROE Percentage is equal to or greater than two percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than four percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than six percentage points more than the 2008 ROE Percentage; 20% of these options will vest when the Annual ROE Percentage is equal to or greater than eight percentage points more than the 2008 ROE Percentage; and 20% of these options will vest when the Annual ROE Percentage is equal to or greater than ten percentage points more than the 2008 ROE Percentage. For these purposes, non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP adjusted to remove the impact of recurring amortization of acquisition-related intangibles, recurring stock-based compensation expense, as well as restructuring related and non-recurring charges and gains and the tax effect of these adjustments. Such non-recurring charges and gains include project abandonment costs, goodwill and asset impairment charges, costs related to our stock option review completed in 2008, certain legal settlements, and our sale of certain real estate assets. The 2008 ROE Percentage was 7.1%. No portion of either of these awards vested during 2010.

Performance Based Restricted Stock Awards—Revenue and Net Income

As previously described in the Company's prior proxy statements, the Company also granted the named executive officers restricted stock awards during 2006 that would vest upon the achievement of financial performance goals established by the Compensation Committee or, if the financial targets are not met, on the seventh anniversary of the grant date if the executive's employment with the Company continues through that date. These awards are scheduled to vest 25% on the first, second, third and fourth anniversaries of the grant, provided that the Company achieves at least 85% of its performance plan for the fiscal year preceding each vesting date (measured based on the blended Company annual revenue and net income targets set forth in the performance plan). In the event the financial targets, as determined for each relevant fiscal year, are not met, the financial targets are measured in each subsequent year through 2012 and the shares underlying the unvested award will vest in full on March 15, 2013. Any restrictions on vesting that has been deferred due to failure to achieve the applicable performance targets will lift upon achievement of 85% of the performance target in any future year. The financial targets for the 2006 restricted stock awards were met for the fiscal years of 2006 and 2007, so that 25% of the restricted stock awards vested on each of March 15, 2007 and March 15, 2008. Performance objectives were not met for the fiscal years of 2008 and 2009. The financial targets related to the remaining 50% of the restricted stock award were measured again for the fiscal year 2010 and, due to the achievement of the financial targets in 2010, all restrictions on vesting were lifted, resulting in vesting of the remaining 50% of the awards on March 15, 2011.

Severance Arrangements

Each of Messrs. Gecht and Rosenzweig are parties to an employment agreement with the Company which provides for severance benefits under certain events, such as a termination without cause or the executive resigning for good reason.

The employment agreements are designed to promote stability and continuity of senior management. In addition, the Company recognizes that the possibility of a change of control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders. Accordingly, the Compensation Committee has determined that appropriate steps should be taken to encourage the continued attention and dedication of members of the Company's management to their assigned duties without the

distraction that may arise from the possibility of a change of control. As a result, the employment agreements include provisions relating to the payment of severance benefits under certain circumstances in the event of a change of control. Under the change of control provisions, in order for severance benefits to be triggered, an executive must be involuntarily terminated without cause or the executive must leave for good reason within 24 months after a change of control. The Compensation Committee approved the employment agreements during 2006. The Compensation Committee considered information provided by Executive Management in concert with data from Mercer and used its discretion when approving each element and amount of the potential severance benefits payable to the named executive officers.

No employment agreement was entered into with Mr. Heneweer as a result of his appointment as interim Chief Financial Officer.

Information regarding the severance benefits for Messrs. Gecht and Rosenzweig under their employment agreements is provided under the headings "Employment Agreements" and "Potential Payments upon Termination or Change of Control" on pages 55 through 57 of this Proxy Statement.

Other Elements of Compensation and Perquisites

There are no other material elements of compensation that the named executive officers receive. The named executive officers may not defer any component of any annual incentive bonus earned and do not participate in another deferred compensation plan. Likewise, the Company does not maintain any defined benefit pension plans for its employees. However, named executive officers are eligible to participate in the Company's 401(k) savings plan on the same terms and conditions as other Company employees. From May 2009 to November 2010, the Company temporarily suspended its matching of employee contributions to 401(k) savings plan. In addition, the named executive officers are eligible to participate in the Company's group health and welfare plans on the same terms and conditions as other Company employees.

The Company also has provided Messrs. Gecht and Rosenzweig with an automobile allowance during the term of their employment with the Company, as the Company in its sole discretion may from time to time make available. Effective November 1, 2010, each of Messrs. Gecht and Rosenzweig has voluntarily forfeited their monthly auto allowance of $400.

Subsequent Committee Actions

Compensation Arrangements with Mr. Pilette

As noted above, the Company appointed Vincent Pilette as Chief Financial Officer, effective January 1, 2011. In connection with the appointment, the Compensation Committee approved compensation arrangements for Mr. Pilette that provide for him to receive an annual base salary of $350,000 and an annual bonus opportunity, with his target bonus being 70% ($245,000) of his base salary and his actual bonus being based on performance measurements determined by the Compensation Committee at such time when the executive officers' annual bonus program is approved, and subject to the terms and conditions of such program. In addition, Mr. Pilette received an award of 60,000 restricted stock units, which are scheduled to vest in three annual installments, and an award of 90,000 restricted stock units, the vesting of which will be determined by reference to the average of the per-share closing price of the Company's common stock over a period of 20 consecutive trading days preceding the grant date (the "Determination Price") and will be as follows: 28,000 shares will vest on the date the average of the per-share closing price of the Company's common stock over a period of 20 consecutive trading days equals or exceeds 125% of the Determination Price; 31,000 shares will vest on the date the average of the per-share closing price of the Company's common stock over a period of 20 consecutive trading days equals or exceeds 150% of the Determination Price; 31,000 shares will vest on the date the average of the per-share closing price of the Company's common stock over a period of 20 consecutive trading days equals or exceeds 175% of the Determination Price.

The Employment Agreement entered into between Mr. Pilette and the Company provides that if, before a change of control or more than 24 months after a change of control, Mr. Pilette's employment is terminated by the Company without cause or by Mr. Pilette for good reason, he will be entitled to an amount equal to 18 months' base salary, a pro-rated portion of his bonus for the year in which his termination occurs, and vesting of his outstanding equity awards as though his employment had continued for an additional six months. If, within 24 months following a change of control, Mr. Pilette's employment is terminated by the Company without cause or by Mr. Pilette for good reason, he will be entitled to 24 months' base salary, his target bonus for the year in which his termination occurs, and vesting in full of his outstanding equity awards (assuming maximum performance for awards subject to performance-based vesting conditions). In each case, Mr. Pilette would also be entitled to payment by the Company of his premiums for continued health coverage under COBRA and certain outplacement services. His rights to receive any of the severance benefits described above is subject to his execution of a release of claims in favor of the Company upon the termination of his employment.

2011 Short Term Incentive Program

In February 2011, the Compensation Committee approved the 2011 performance-based equity and cash bonus program (the "2011 Program") for Messrs. Gecht, Rosenzweig and Pilette. For 2011, subject to the achievement by the Company of certain financial performance objectives, each of these executives is eligible to be paid an equity bonus based on a target percentage of such officer's current annual base salary (the "base salary") based upon the Company achieving financial results at 100% of the Company's 2011 operating plan approved by the Board of Directors ("2011 Operating Plan"). In addition Messrs. Gecht, Rosenzweig and Pilette are provided with an opportunity to receive a cash bonus equal to the equity bonus amount at the time of grant based upon the Company achieving financial results significantly above the Company's 2011 Operating Plan. Each of the 2011 equity bonus target amount and cash bonus target amount of Messrs Gecht, Rosenzweig and Pilette was set at $651,000, $503,500 and $245,000, respectively, which corresponds to 105%, 95% and 70%, respectively, of their base salary.

Each of Messrs. Gecht's, Rosenzweig's and Pilette's 2011 performance-based equity and cash bonus will be 60% based on the achievement of targets, set by the Compensation Committee, relating to the Company's non-GAAP operating income and 40% based on the achievement of Company revenue targets, subject in each case to the Company's achieving a minimum threshold for non-GAAP operating income determined by the Compensation Committee, provided, however, that the financial targets applicable to the cash bonus opportunity are higher than the financial targets applicable to the equity bonus opportunity and will be paid only if the Company achieves results above the 2011 Operating Plan, as established by the Compensation Committee.

Based upon the Company's performance against the 2011 revenue and non-GAAP operating income targets, the 2011 equity bonus will be paid through the vesting of performance-based restricted stock units. In execution of the 2011 Program, on February 9, 2011 the Compensation Committee approved grants of performance-based restricted stock unit awards to each of Messrs. Gecht, Rosenzweig and Pilette under the Company's 2009 Equity Plan, with the aggregate number of units subject to each executive's awards being determined by dividing the executive's target equity bonus by the closing price of the Company's common stock on the trading day immediately preceding the grant date. The awards will vest in full or on pro-rata basis, if and as applicable, upon confirmation by the Compensation Committee that the vesting conditions set forth therein have been satisfied.

Tax Considerations

As part of its performance-based compensation program, the Company aims to compensate the named executive officers in a manner that is tax effective for the Company. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to each of the corporation's named executive officers, other than the chief financial officer, as of the end of the fiscal year. However, Section 162(m) exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. Although the Compensation Committee considers the impact of

Section 162(m) when developing and implementing executive compensation programs, the Compensation Committee believes that it is important and in the best interests of stockholders to preserve flexibility in designing compensation programs. Accordingly, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m). In practice, a significant portion of the compensation awarded under the Company's incentive programs (including the Company's grants of stock options and performance-based restricted stock unit awards under the executive incentive program for fiscal year 2010 described above) are intended to qualify as performance-based compensation exempt from Section 162(m) of the Internal Revenue Code. The Compensation Committee has from time to time approved, and may in the future approve, compensation arrangements for certain named executive officers that are not fully deductible. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding the Compensation Committee's efforts, that compensation intended to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Stock Ownership Policy

In February 2011, the Board of Directors adopted a Stock Ownership Policy for the Company's directors. The Stock Ownership Policy applies to Messrs. Gecht and Rosenzweig in their roles as directors of the Company. The policy was adopted to further align the interests of our shareholders and directors. According to the policy, included in the Board of Directors' Guidelines, directors are required to hold at least 10,000 shares of the Company's common stock within the later of three years of first becoming a director or three years of the date of adoption of the stock ownership policy, and continue holding such required minimum as long as they continue serving as directors. In determining whether the stock ownership requirements were met, the Board of Directors shall take into account a director's beneficial ownership, including shares of common stock held by the director, shares of common stock held in trust for the benefit of the director or his or her immediate family members, vested or unvested restricted stock and vested or unvested restricted stock units. The Nominating and Governance Committee may extend in its discretion the deadline for attainment of such stock ownership level.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of the Company's named executive officers or employees or had any relationships requiring disclosure by the Company under the SEC rules requiring disclosure of certain relationships and related party transactions. None of the Company's named executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more named executive officers serving on the Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Gill Cogan
Dan Maydan

Compensation of Executive Officers

Summary Compensation Table for 2010

The following table sets forth compensation paid to our named executive officers for the fiscal years ended December 31, 2010, 2009, and 2008.

Name and principal position (a)	Year (b)	Salary (c)(1)	Bonus (d)(1)(4)	Stock awards (e)(2)	Option awards (f)(2)(3)	Non-equity incentive plan compensation (g)(1)(4)	Change in pension value and nonqualified deferred compensation earnings (h)	All other compensation (i)(1)(5)	Total (j)
Guy Gecht, Chief Executive Officer	2010	$542,500	$ —	$2,024,909	$ 555,815	$ —	$ —	$ 9,335	$3,132,559
	2009	554,125	—	836,829	1,546,708	—	—	28,714	2,966,376
	2008	607,500	—	1,952,196	1,852,672	—	—	9,172	4,421,540
Fred Rosenzweig, President	2010	463,750	—	1,021,070	192,397	—	—	9,110	1,686,327
	2009	473,687	—	304,253	562,349	—	—	29,139	1,369,428
	2008	525,000	—	1,058,672	1,115,541	—	—	10,272	2,709,485
Gordon Heneweer, Interrim CFO(6)	2010	272,759	—	101,922	—	—	—	1,815	376,496
	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
John Ritchie, Chief Financial Officer(7)	2010	98,365	—	234,604	—	—	—	1,765	334,734
	2009	288,042	—	444,358	492,677	—	—	2,889	1,227,966
	2008	310,000	—	794,000	557,771	—	—	5,472	1,667,243

(1) All cash compensation earned by each executive officer for fiscal years 2010, 2009 and 2008 is reflected in the Salary, Bonus, or All other compensation columns of this table. There were no deferred salaries or other compensation in 2010, 2009, or 2008. The amounts indicated for 2009 reflect voluntary salary reductions for the named executive officers effective April 2009, which were reinstated effective November 2010.

(2) The amounts reported in the Stock Awards and Option Awards columns represent the aggregate grant date fair value determined in accordance with ASC 718 of equity-based awards granted during the applicable year. See Note 12 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010 regarding assumptions underlying the valuation of equity awards.

(3) The amounts reported in the Stock Awards and Option Awards columns of the table above include the grant date fair value of performance-based awards granted to the named executive officers in each of these years based on the probable outcome (determined as of the grant date) of the performance-based conditions applicable to the awards. The probable grant date fair value was determined assuming that the highest level of performance conditions will be achieved.

(4) As a result of Company and individual performance and economic conditions during fiscal years 2009 and 2008, no bonuses were payable to the named executive officers under the executive bonus programs. For fiscal year 2010, all executive officer bonuses were awarded under our executive bonus program and paid in shares of stock. These awards are reflected in the "Stock Awards" column of the table above and in the "Grants of Plan-Based Awards Table" below.

(5) For fiscal year 2010, includes reimbursement of auto allowances, 401(k) employer matching contributions, and life insurance premiums in the amounts indicated below:

	Guy Gecht	Fred Rosenzweig	John Ritchie	Gordon Heneweer
Auto allowance	$4,000	$4,000	$ —	$ —
401(k) matching contribution(a)	1,550	1,325	—	375
Life insurance premiums	3,785	3,785	1,765	1,440
Total	$9,335	$9,110	$1,765	$1,815

(a) In November 2010, we resumed our matching of employee contributions to our 401(k) plans. We had temporarily suspended such matching in May 2009.

(6) On May 7, 2010, the Board of Directors appointed Gordon Heneweer, the Company's Vice President, Finance, as its interim Chief Financial Officer, effective May 10, 2010. As noted above, Vincent Pilette was appointed Chief Financial Officer of the Company, effective January 1, 2011, and Mr. Heneweer resumed his functions as the Company's Vice President, Finance.

(7) On April 29, 2010, the Company announced that John Ritchie, Chief Financial Officer of the Company, had resigned as an officer of the Company.

2010 Grants of Plan-Based Awards Table

The following equity awards were granted during the fiscal year ended December 31, 2010 to each of the Company's named executive officers:

Name and Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Guy Gecht											
8/20/2010(3)	Stock Options	$ —	$ —	$ —	—	—	—	—	130,000	$11.40	$ 555,815
3/2/2010(4)	Restricted Stock Units	—	—	—	—	21,468	21,468	—	—	—	$ 262,768
3/2/2010(5)	Restricted Stock Units	—	—	—	—	32,201	32,201	—	—	—	$ 394,140
8/20/2010(6)	Restricted Stock Units	—	—	—	—	—	—	120,000	—	—	$1,368,000
Fred Rosenzweig											
8/20/2010(3)	Stock Options	—	—	—	—	—	—	—	45,000	$11.40	$ 192,397
3/2/2010(4)	Restricted Stock Units	—	—	—	—	16,604	16,604	—	—	—	$ 203,233
3/2/2010(5)	Restricted Stock Units	—	—	—	—	24,905	24,905	—	—	—	$ 304,837
8/20/2010(6)	Restricted Stock Units	—	—	—	—	—	—	45,000	—	—	$ 513,000
Gordon Heneweer											
3/2/2010(4)	Restricted Stock Units	—	—	—	—	3,331	3,331	—	—	—	$ 40,771
3/2/2010(5)	Restricted Stock Units	—	—	—	—	4,996	4,996	—	—	—	$ 61,151
John Ritchie											
3/2/2010(7)	Restricted Stock Units	—	—	—	—	7,667	7,667	—	—	—	$ 93,844
3/2/2010(8)	Restricted Stock Units	—	—	—	—	11,500	11,500	—	—	—	$ 140,760

(1) "Threshold," "Target," and "Maximum" columns in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent amounts payable under our 2010 annual target bonus program. Threshold achievement results in no bonus payout, while target and maximum achievement results in 100% bonus payout, with pro rata payouts for achievement between these levels. The target / maximum level was achieved for fiscal 2010 and is payable in the form of shares of stock. There is no non-equity incentive plan in effect for 2010 as the plans in place in prior years have been replaced by our equity incentive plan.

(2) Grant Date Fair Value of Stock or Option Awards represents the grant date fair value of the applicable award calculated in accordance with ASC 718. See Note 12 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010 regarding assumptions underlying the valuation of equity awards.

(3) Each option vests with respect to 25% of the shares subject thereto on the first anniversary of the date of grant and thereafter with respect to an additional 2.5% of the shares each month, with full vesting in 42 months from the date of grant.

(4) These RSUs vest based on achievement of 2010 revenue targets with pro rata vesting between the threshold of $460 million (0% vesting) and the target of $476 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 revenues of $504 million.

(5) These RSUs vest based on achievement of 2010 non-GAAP operating income targets with pro rata vesting between the threshold of $20 million (0% vesting) and the target of $24 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 non-GAAP operating income of $36 million. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments.

(6) Each restricted stock unit award vests with respect to one-third of the units on the first, second, and third anniversaries of the date of grant.

(7) These RSUs vest based on achievement of 2010 revenue targets with pro rata vesting between the threshold of $460 million (0% vesting) and the target of $476 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 revenues of $504 million. Mr. Ritchie forfeited this award because he was not employed by the Company on the vesting date.

(8) These RSUs vest based on achievement of 2010 non-GAAP operating income targets with pro rata vesting between the threshold of $20 million (0% vesting) and the target of $24 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 non-GAAP operating income of $36 million. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments. Mr. Ritchie forfeited this award because he was not employed by the Company on the vesting date.

Description of Plan-Based Awards

Equity Incentive Plan Awards. Each of the equity incentive awards reported in the above table was granted under, and is subject to, the terms of the Company's 2009 Equity Incentive Award Plan (the "2009 Plan"). The 2009 Plan is administered by the Compensation Committee. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his death or, in certain cases, to family members for tax or estate planning purposes.

Under the terms of the 2009 Plan, if there is a change in control of the Company, each named executive officer's outstanding awards granted under the plan will generally become fully vested and, in the case of options, exercisable, unless the Compensation Committee provides for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be cancelled in exchange for the right to receive a cash payment in connection with the change in control transaction.

In addition, each named executive officer may be entitled to accelerated vesting of his outstanding equity-based awards upon certain terminations of his employment with the Company and/or a change in control of the Company. The terms of this accelerated vesting are described in the Potential Payments upon Termination or Change in Control section below.

Options. Each option reported in the table above was granted with a per-share exercise price equal to the fair market value of a share of the Company's common stock on the grant date. For these purposes, and in accordance with our 2009 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

The vesting requirements applicable to each option granted to the named executive officers in 2010 are described in the footnotes to the table above and in the "Long-Term Equity Incentive Program" section of the Compensation Discussion and Analysis. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our named executive officers in 2010 has a term of seven years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a voluntary termination of his employment. This period is extended to twelve months if the termination is due to the named executive officer's death or disability. The options granted to the named executive officers during 2010 do not include any dividend rights.

Restricted Stock Units. Grants of time-based restricted stock units made in 2010 to the named executive officers are reported in the table above under the heading "All Other Stock Awards: Number of Shares of Stock or Units." The vesting requirements applicable to each award granted to the named executive officers in 2010 are described in the footnotes to the table above and in the "Long-Term Equity Incentive Program" section of the Compensation Discussion and Analysis. Restricted stock units are payable on vesting in an equal number of shares of the Company's common stock. The named executive officer does not have the right to vote or dispose of the restricted stock units and does not have any dividend rights with respect to the restricted stock units.

Performance Awards under Bonus Program. As described above, the named executive officers' 2010 bonus opportunities were granted in the form of restricted stock unit awards under our annual bonus program. These awards are reported in the table above under the heading "Estimated Future Payouts Under Equity Incentive Plan Awards." The material terms of these awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading "Short-Term Incentive Compensation."

Outstanding Equity Awards at 2010 Fiscal Year-End Table

The following table presents certain information with respect to unexercised options and unvested stock awards granted to the named executive officers as of the fiscal year end December 31, 2010:

		Option Awards					Stock Awards			
Name (a)	Grant Date	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised options (#) (d)	Option exercise price per share ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)
Guy Gecht	4/11/2005(1)	197,639	—	—	$17.00	4/11/2012	—	$ —	—	$ —
	3/15/2006(2)	—	—	—	—	—	—	—	36,110	$516,734
	2/26/2008(3)	287,466	62,534	—	$15.88	2/26/2015	—	—	—	—
	2/26/2008(4)	—	—	—	—	—	38,500	$ 550,935	—	—
	8/28/2009(5)	—	—	43,707	$10.77	8/28/2016	—	—	—	—
	8/28/2009(6)	—	—	3,885	$10.77	8/28/2016	—	—	—	—
	8/28/2009(7)	40,792	75,758	—	$10.77	8/28/2016	—	—	—	—
	8/28/2009(4)	—	—	—	—	—	51,800	$ 741,258	—	—
	3/2/2010(8)	—	—	—	—	—	—	—	21,468	$307,207
	3/2/2010(9)	—	—	—	—	—	—	—	32,201	$460,796
	8/20/2010(7)	—	130,000	—	$11.40	8/20/2017	—	—	—	—
	8/20/2010(4)	—	—	—	—	—	120,000	$1,717,200	—	—
Fred Rosenzweig	4/25/2002(1)	51,866	—	—	$17.50	4/24/2012	—	—	—	—
	4/11/2005(1)	166,667	—	—	$17.00	4/11/2012	—	—	—	—
	3/15/2006(2)	—	—	—	—	—	—	—	27,776	$397,475
	2/26/2008(3)	164,266	35,734	—	$15.88	2/26/2015	—	—	—	—
	2/26/2008(4)	—	—	—	—	—	22,000	$ 314,820	—	—
	8/28/2009(5)	—	—	15,891	$10.77	8/28/2016	—	—	—	—
	8/28/2009(6)	—	—	1,413	$10.77	8/28/2016	—	—	—	—
	8/28/2009(7)	14,831	27,544	—	$10.77	8/28/2016	—	—	—	—
	8/28/2009(4)	—	—	—	—	—	18,833	$ 269,500	—	—
	3/2/2010(8)	—	—	—	—	—	—	—	16,604	$237,603
	3/2/2010(9)	—	—	—	—	—	—	—	24,905	$356,391
	8/20/2010(7)	—	45,000	—	$11.40	8/20/2017	—	—	—	—
	8/20/2010(4)	—	—	—	—	—	45,000	$ 643,950	—	—
Gordon Heneweer	2/26/2008(4)	—	—	—	—	—	2,310	$ 33,056	—	—
	6/18/09(4)	—	—	—	—	—	8,000	$ 114,480	—	—
	9/8/2009(10)	—	—	—	—	—	1,396	$ 19,977	—	—
	3/2/2010(8)	—	—	—	—	—	—	—	3,331	$ 47,667
	3/2/2010(9)	—	—	—	—	—	—	—	4,996	$ 71,493

(1) Each option vests with respect to 25% of the shares subject thereto on January 31, 2006 and then at a rate of 2.5% of the total number of shares subject to the option per month over the next thirty months.

(2) Each restricted stock award vests at the rate of 25% of the number of shares underlying the award on each anniversary of the vesting commencement date, provided that specified performance targets are achieved. In the event performance targets are not achieved in each subsequent year through 2012, all remaining unvested shares underlying the restricted stock award will vest on March 15, 2013. These restricted stock awards fully vested on March 15, 2011 based on achievement of the performance targets in 2010.

(3) Each option vests with respect to 33% of the shares subject thereto on the first anniversary of the date of grant and thereafter with respect to an additional 2.23% of the shares each month, with full vesting in 42 months from the date of grant.

(4) Each restricted stock unit award vests with respect to one-third of the shares on the first, second and third anniversary of the date of grant.

(5) Each option vests with respect to 25% of the shares subject thereto when the average closing stock price over a period of 20 consecutive trading days equals or exceeds $16.16, $18.85, $21.54, and $24.23, respectively. The number of securities underlying unexercised options is based on achieving threshold performance goals, which requires that the average stock price of $16.16 is realized for 20 consecutive trading days.

(6) Each option vests with respect to 20% of the shares subject thereto when non-GAAP return on equity for the year then ended exceeds non-GAAP return on equity for the year ended December 31, 2008 by 2, 4, 6, 8, and 10 percentage points, respectively. Non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments. The number of securities underlying unexercised options is based on achieving the, threshold performance goal, which requires a 2 percentage point improvement in non-GAAP return on equity compared with the year ended December 31, 2008.

(7) Each option vests with respect to 25% of the shares subject thereto on the first anniversary of the date of grant and then at a rate of 2.5% of the total number of shares subject to the option per month over the next thirty months.

(8) These RSUs vest based on achievement of 2010 revenue targets with pro rata vesting between the threshold of $460 million (0% vesting) and the target of $476 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 revenues of $504 million.

(9) These RSUs vest based on achievement of 2010 non-GAAP operating income targets with pro rata vesting between the threshold of $20 million (0% vesting) and the target of $24 million (100% vesting). These RSUs fully vested on March 2, 2011, based on actual 2010 non-GAAP operating income of $36 million. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments.

(10) Each restricted stock unit award vested with respect to 80% of the shares on March 28, 2010 and the remaining 20% vested on March 28, 2011.

Option Exercises and Stock Vested in 2010 Table

The following table presents options exercised and restricted stock awards vested by the named executive officers during the fiscal year ended December 31, 2010:

	Option Awards		Stock Awards	
Name (a)	**Number of shares acquired on exercise (#)(b)**	**Value realized on exercise ($)(c)**	**Number of shares acquired on vesting (#)(d)**	**Value realized on vesting ($)(e)(1)**
Guy Gecht	—	$ —	64,400	$738,920
Fred Rosenzweig	—	—	31,417	363,565
Gordon Heneweer	—	—	13,547	162,401
John Ritchie	—	—	26,500	310,690

During fiscal year 2010, no stock options were exercised by any of our named executive officers.

(1) The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

Pension Benefits

The Company does not provide Pension Benefits to its employees.

Nonqualified Deferred Compensation

The Company historically has not provided nonqualified deferred compensation to its employees.

Employment Agreements

The Company has entered into an employment agreement with each of its named executive officers. The employment agreements for each of the named executive officers (other than Mr. Heneweer) were effective as of August 1, 2006, have an initial term of three years and automatically renew for additional one year periods unless terminated by either party upon sixty days written notice prior to the expiration of the agreement. Each named executive officer's employment with the Company is at-will, and either party may terminate the employment relationship at any time for any reason, with or without cause and with or without notice.

Each employment agreement provides, among other things, that:

- the named executive officer shall be eligible for bonuses under the annual management bonus program as approved by the Compensation Committee;
- the named executive officer is eligible to receive stock options and other equity awards based on the named executive officer's performance;
- in the event that prior to or within two years following a change in control, the Company terminates the named executive officer's employment without cause or the named executive officer voluntarily terminates his employment for good reason, the named executive officer is eligible for severance benefits consisting of salary continuation, a pro-rata bonus based on salary levels prior to the voluntary salary reduction instituted in April 2009, employer subsidized health benefit continuation under COBRA, and outplacement services;
- if the named executive officer becomes entitled to receive severance, the vesting of the named executive officer's outstanding and unvested stock options and other equity awards shall be either partially or fully accelerated, performance conditions waived, and the post-termination exercise period for stock options shall be extended;
- if the named executive officer is required to pay tax penalties under Section 409A of the Internal Revenue Code in connection with his receipt of severance benefits, the Company shall pay the named executive officer a gross up payment to hold the named executive officer harmless, on an after-tax basis, for any such penalties; and
- the named executive officer is subject to a non-solicitation covenant during his employment and for one year following termination of employment.

The employment agreement for Mr. Heneweer includes the same terms as those described above, except that Mr. Heneweer's agreement was effective on his commencing employment with the Company in March 2007, and he participates in the Company's annual incentive program for non-executives.

For more information on the severance provisions of these employment agreements, please see the severance tables and related footnotes in the section below.

Potential Payments upon Termination or Change of Control

Potential payments that may be made to the Company's named executive officers upon a termination of employment or a change of control, pursuant to their employment agreements or otherwise, are set forth below.

Quantitative benefits that would have accrued to each of the Company's named executive officers employed by the Company on December 31, 2010 are estimated below. These estimates of quantitative benefits assume that the termination of employment and/or change in control triggering payment of these benefits occurred on December 31, 2010, with benefits being valued using the closing sales price of the Company's common stock on such date ($14.31). Receipt of these benefits is subject to the Company's receipt of an executed separation agreement and full release of all claims from the named executive officer. The executive's actual benefits upon a termination or change of control may be different from those described below if such event were to occur on any other date or at any other price, or if any assumption is not factually correct.

Potential payments to the Company's named executive officers upon termination by the Company without cause or termination by the named executive officer for good reason, other than within the 24 month period commencing with a change in control, are estimated as follows:

Name	Lump sum severance payment ($)(1)	Outplacement benefits ($)(2)	Continued health care coverage benefits ($)(3)	Value of accelerated vesting of stock options and awards ($)(4)	Total ($)
Guy Gecht	$2,007,998	$35,000	$30,119	$1,915,416	$3,988,532
Fred Rosenzweig	1,388,989	35,000	31,672	1,025,968	2,481,628
Gordon Heneweer	274,155	35,000	10,142	100,733	420,030

(1) The amount shown is the lump sum severance payment that consists of 24 months of base salary for Mr. Gecht, 18 months for Mr. Rosenzweig, and 6 months for Mr. Heneweer based on salary levels prior to the voluntary salary reduction instituted in April 2009, plus an amount equal to the value of the bonus that the named executive officer would have earned in 2010, also based on salary levels prior to the voluntary salary reduction instituted in April 2009 and assuming that 100% of any performance targets applicable to the bonus were attained. If the named executive officer is terminated during the year by the Company without cause or by the executive for good reason, the bonus is prorated for the portion of the year that the named executive officer was with the Company

(2) Messrs. Gecht, Rosenzweig, and Heneweer would be entitled to outplacement services up to a maximum of $35,000.

(3) Messrs. Gecht and Rosenzweig would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 18 months. Mr. Heneweer would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 6 months.

(4) Other than restricted stock unit awards related to the 2010 executive bonus program which would be treated as described above in Note 1, Messrs. Gecht, Rosenzweig and Heneweer would be entitled to accelerated vesting of options and restricted stock or restricted stock unit awards with respect to that number of shares that would otherwise have vested during the six month period following the termination date without giving any consideration to performance conditions. For options and other awards that vest on an annual basis, credit is given as if the vesting accrued monthly. The value of the accelerated options and other awards is calculated based on the Company's closing stock price at December 31, 2010 of $14.31 per share, less the exercise price with respect to accelerated options. The number of stock options and restricted shares/units subject to acceleration for each named executive officer if a termination by the Company without cause or by the named executive officer for good reason had occurred on December 31, 2010, are as follows:

Name	Stock Options (#)	Restricted Stock awards/units (#)
Guy Gecht	64,383	129,527
Fred Rosenzweig	33,156	70,124
Gordon Heneweer	—	7,039

The table below sets forth potential payments to the Company's named executive officers upon termination without cause by the Company or upon termination for good reason by the named executive officers, within 24 months following a change of control as follows:

Name	Lump sum severance payment ($)(1)	Outplacement benefits ($)(2)	Continued health care coverage benefits ($)(3)	Value of accelerated vesting of stock options and awards ($)(4)	Total ($)
Guy Gecht	$2,627,998	$35,000	$30,119	$4,860,255	$7,553,371
Fred Rosenzweig	1,653,989	35,000	31,672	2,104,213	3,824,873
Gordon Heneweer	274,155	35,000	10,142	167,513	486,810

(1) The amount shown is the lump sum severance payment that consists of 36 months of base salary for Mr. Gecht, 24 months for Mr. Rosenzweig, and 6 months for Mr. Heneweer based on salary levels prior to the voluntary salary reduction instituted in April 2009, plus an amount equal to the value of the bonus that the named executive officer would have earned in 2010, also based on salary levels prior to the voluntary salary reduction instituted in April 2009 and assuming that 100% of any performance targets applicable to the bonus were attained. If the named executive officer is terminated during the year by the Company without cause or by the executive for good reason within 24 months after a change in control, the target bonus is prorated for the portion of the year that the named executive officer was with the Company.

(2) Messrs. Gecht, Rosenzweig, and Heneweer would be entitled to outplacement services up to a maximum of $35,000.

(3) Messrs. Gecht and Rosenzweig would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 18 months. Mr. Heneweer would be entitled to premium reimbursement for health insurance coverage under Part 6 of Title I of ERISA (COBRA) for up to 6 months.

(4) Messrs. Gecht, Rosenzweig and Heneweer would be entitled to accelerated vesting on 100% of all unvested options, restricted stock awards, and restricted stock units as of their termination date without giving consideration to performance conditions, if any. The value of the accelerated options and other awards is calculated based on the Company's closing stock price at December 31, 2010 of $14.31 per share, less the exercise price with respect to accelerated options. The number of stock options and restricted stock awards/units subject to acceleration for each named executive officer if a termination by the Company without cause or by the executive for good reason had occurred on December 31, 2010 (assuming such termination was within 24 months after a change of control) are as follows:

Name	Stock Options (#)	Restricted Stock awards/units (#)
Guy Gecht	462,542	246,419
Fred Rosenzweig	178,903	113,609
Gordon Heneweer	—	11,706

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2010 concerning securities that are authorized under the Company's equity compensation plan

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1)
Equity compensation plans approved by stockholders	5,066,557(1)	$14.71	3,657,370(2)
Equity compensation plans not approved by stockholders	—	—	—
Total	5,066,557	$14.71	3,657,370

(1) Includes options outstanding as of December 31, 2010, representing 5,594 shares with an average exercise price of $28.77 per share, that were assumed in connection with business combinations.

(2) Includes 1,461,307 shares available under the 2009 Plan and 2,196,063 shares available under the ESPP.

Compensation Risk Assessment

The Company does not believe that its compensation programs encourage unnecessary risk-taking that could have a material adverse effect on the Company as a whole. In 2011, the Compensation Committee, with the assistance of Mercer, has reviewed the elements of (i) of the Company's compensation programs and practices for all employees and (ii) of executive compensation for fiscal year 2010 to determine whether any portion of the program encouraged excessive risk taking. Following that review, the Compensation Committee does not believe that the Company's compensation programs and practices applicable to employees create risks that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee also believes that the mix and design of the elements of our executive compensation program do not encourage management to take excessive risks, based on the following factors:

- Compensation is allocated among base salaries and short and long-term compensation in a way as to not encourage excessive risk taking. The base salaries are fixed in order to provide the executives with a stable cash income, which allows them to focus on the Company's issues and objectives as a whole. The short and long-term compensation are designed to both reward Company's overall performance and align the named executive officers' interest with those of our stockholders;

- Our annual bonus program is intended to balance risk and encourage our named executive officers to focus on specific short-term goals important to our success. While our annual bonus program is based on achievement of short-term or annual goals, and short-term goals may encourage the taking of short-term risks at the expense of long-term results, our named executive officers' annual bonus awards are determined based on a combination of objective performance criteria as described above. In addition, our approach to setting of thresholds and targets with payouts at multiple levels of performance, and evaluation of performance based on objective measures is intended to assist in mitigating excessive risk taking. Finally, the awards payable under our annual bonus program are subject to a maximum payout, which limits the overall payout potential;

- Awards to our named executive officers under our annual bonus program for fiscal year 2010 were made in the form of performance-based restricted stock unit awards that are important to help further align named executive officers' interests with those of our stockholders because the ultimate value of the awards is tied to the Company's stock price. The performance measures used to determine the

payment of awards to our named executive officers are Company-wide measures only, as opposed to measures linked to the performance of a particular business segment. Applying Company-wide performance measures is designed to encourage our named executive officers to make decisions that are in the best long-term interests of the Company and our stockholders;

- The Company's current practice is to grant our named executive officers both options and restricted stock units. This mixture is designed to provide a balance between the goals of increasing the price of our common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten our growth and stability (as restricted stock units are exposed to decreases in our stock price). Because grants are subject to long-term vesting schedules, they help ensure that executives always have significant value tied to long-term stock price performance.

AUDIT COMMITTEE REPORT

As more fully described in its Charter, the Audit Committee oversees the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and assists the Board of Directors in oversight and monitoring of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and the Company's systems of internal controls.

In the performance of its oversight function, the Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended December 31, 2010, included in the Company's Annual Report on Form 10-K for that year.

The Audit Committee has reviewed and discussed these audited financial statements and overall financial reporting process, including the Company's system of internal controls, with management of the Company.

The Audit Committee has discussed with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380) as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The Audit Committee has received the written disclosures and the letter from PwC required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," as amended, and has discussed with PwC the independence of PwC from the Company.

Based on the review and discussions referred to above in this Report, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

AUDIT COMMITTEE

Richard A. Kashnow
Dan Maydan
Thomas Georgens

NO INCORPORATION BY REFERENCE

In the Company's filings with the SEC, information is sometimes "incorporated by reference." This means that the Company is referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Audit Committee Report" and the "Compensation Committee Report" contained in this Proxy Statement specifically are not incorporated by reference into any other filings with the SEC and shall not be deemed to be "Soliciting Material." In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

OTHER MATTERS

The Company knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

/s/ BRYAN KO

Bryan Ko
Secretary

Dated: April 14, 2011

Appendix A

ELECTRONICS FOR IMAGING, INC.
2009 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

The purpose of the Electronics for Imaging, Inc. 2009 Equity Incentive Award Plan, as amended (the "Plan"), is to promote the success and enhance the value of Electronics for Imaging, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, a Restricted Stock Unit award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.2 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.4(a) or Section 2.4(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however,* that no person or group shall be treated for purposes of this Section 2.4(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.5 "Code" means the Internal Revenue Code of 1986, as amended.

2.6 "Committee" means the committee of the Board described in Article 12.

2.7 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.8 "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.9 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.10 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Subsidiary.

2.11 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

2.12 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 "Effective Date" shall have the meaning set forth in Section 13.1.

2.14 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.15 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.16 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.18 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the *Wall Street Journal* (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value established by the Committee acting in good faith (understanding that if an Option or Stock Appreciation Right is intended by the Committee to be exempt from Section 409A of the Code, the fair market value shall be established using a method that complies with Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder).

2.19 "Full Value Award" means any Award other than an Option or Stock Appreciation Right.

2.20 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.21 "Independent Director" means a Director who is not an Employee.

2.22 "Non-Employee Director" means a Director who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

2.23 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.24 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.25 "Participant" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.26 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Article 6 or 8, but which is subject to the terms and conditions set forth in Article 9, or a cash bonus Award which is subject to the terms and conditions set forth in Article 9. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.27 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, operating income, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on

assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.28 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.29 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.30 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.31 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32 "Plan" means this Electronics for Imaging, Inc. 2009 Equity Incentive Award Plan, as it may be amended from time to time.

2.33 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.34 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.36 "Securities Act" shall mean the Securities Act of 1933, as amended.

2.37 "Stock" means the common stock of the Company and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.38 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.39 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.4.

2.40 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan is seven million (7,000,000). No more than seven million (7,000,000) shares of Stock may be issued upon the exercise of Incentive Stock Options.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. Any Awards that are settled in cash (including the payment of Dividend Equivalents in cash in conjunction with any outstanding Awards) shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. The sub-limits set forth in this Section 3.3 shall apply notwithstanding any provision in the Plan to the contrary and subject to Article 11. The maximum number of shares of Stock with respect to all Awards that may be granted to any one Employee shall be (i) two million (2,000,000) as to Awards granted to an Employee during the fiscal year of the Company in which the Employee is initially employed by the Company or any Subsidiary and (ii) one million (1,000,000) as to Awards granted to an Employee during any subsequent fiscal year of the Company. For avoidance of doubt, the foregoing share limits shall establish the maximum number of shares of Stock that may be subject to all Options and SARs that may be granted under the Plan to any one Employee in any fiscal year of the Company and the maximum number of shares of Stock subject to all Performance-Based Awards (other than Options and SARs) intended to qualify as Qualified Performance-Based Compensation that may be granted under Article 9 to any one Employee in any fiscal year of the Company.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); *provided, however*, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.


Proxy

ARTICLE 5.

STOCK OPTIONS

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; *provided*, that, subject to Section 5.2(d), the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) shares of Stock held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale). The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii) Three months after the Participant's termination of employment as an Employee; and

(iii) One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

ARTICLE 6.

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

6.2 Issuance and Restrictions. Subject to Section 10.6, Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3 Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; *provided, however*, that, except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

Proxy

ARTICLE 7.

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement. The Committee shall determine the time or times at which a Stock Appreciation Right may be exercised in whole or in part; *provided* that the term of any Stock Appreciation Right granted under the Plan shall not exceed ten years.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) a value established by the Committee in the Award Agreement that is not less than the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose.

7.2 Payment and Limitations on Exercise.

(a) Subject to Sections 7.2(b) payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

(b) To the extent any payment under Section 7.1(b) is effected in Stock, it shall be made subject to satisfaction of all applicable provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

8.1 Performance Share Awards. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined

appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee, subject to Section 10.6. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee, subject to Section 10.6. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents. Any Eligible Individual selected by the Committee may be granted Dividend Equivalents. Any such grant may be an independent Award or may be granted in tandem with an Award and based on the dividends declared on the shares of Stock that are subject to the Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee.

8.4 Stock Payments. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6. At the time of grant, the Committee shall specify the payment date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee in accordance with applicable tax laws. On the payment date, the Company shall, subject to Section 10.5(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

8.7 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units shall be set by the Committee in its discretion.

8.8 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock, Stock Payments or Restricted Stock Units; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.9 Exercise upon Termination of Employment or Service. An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock or Restricted Stock Units may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; *provided, however*, that any such provision with respect to Performance Shares or Performance Stock Units shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.10 Form of Payment. Payments with respect to any Awards granted under Article 10.5(b) or this Article 8 shall be made in cash, in Stock, any other form of consideration permitted by law as determined by the Committee (which may include past services rendered to the Company or any of its Subsidiaries) or any combination thereof, as determined by the Committee.

8.11 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 9.

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards (other than Options and SARs) that are granted pursuant to Articles 6 and 8 or that are granted as cash bonus Awards as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however*, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code and subject to Section 10.6, with respect to any Award granted under Articles 6 or 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify

the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award is paid to be eligible to receive payment of the Award. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate. In addition, the aggregate amount of compensation to be paid to any one Participant in respect of all Performance-Based Awards payable only in cash and not related to shares of Common Stock and granted to that Participant in any one calendar year shall not exceed $5,000,000.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Independent Directors). The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer

shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

10.4 Beneficiaries. Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.6 Full Value Award Vesting Limitations. Notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; provided, however, that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 10% of the shares of Stock available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions.

10.7 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In the event of any combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock other than an Equity Restructuring, the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.2 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

11.2 Possible Acceleration Upon a Change in Control. Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then at least ten days prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12.

ADMINISTRATION

12.1 Committee. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term "Committee" as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, may delegate administration of the Plan to a Committee consisting of two or more members of the Board. Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is an "outside director," within the meaning of Section 162(m) of the Code, a Non-Employee Director and an "independent director" under the rules of the Nasdaq Global Select Market (or other principal securities market on which shares of Stock are traded); provided that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes

of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan is effective as of the date the Plan is approved by the Company's stockholders (the "Effective Date"). The Plan will be deemed to be approved by the stockholders if it is approved either:

(a) By a majority of the votes cast at a duly held stockholders meeting at which a quorum representing a representing a majority of outstanding voting stock is, either in person or by proxy, present and voting on the plan; or

(b) By a method and in a degree that would be treated as adequate under Delaware law in the case of an action requiring stockholder approval.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date, provided that the term of the Plan may be extended with the approval of the Board and the Company's stockholders. Any Awards that are outstanding on the expiration of the Plan shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, and Termination. Subject to Section 15.14, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, no Option may be amended to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and, except as permitted by Article 11, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.14, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold from a Participant's compensation or any other amount payable to the Participant, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement require that, or allow a Participant to elect to have, the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries. Unless otherwise determined by the Committee, the expenses of exercising an Award or purchasing or trading the underlying shares of Stock of an Award and any similar expenses shall be borne solely by the Participant.

15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

15.14 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

15.15 Clawback. The Awards granted under this Plan are subject to the terms of the Company's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of the Awards or any shares of Stock or other cash or property received with respect to the Awards (including any value received from a disposition of the shares acquired upon exercise or payment of the Awards).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-18805

ELECTRONICS FOR IMAGING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3086355**
(State or other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 Velocity Way, Foster City, CA 94404
(Address of principal executive offices) (Zip Code)

(650) 357-3500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $.01 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the price at which the common stock was last sold on June 30, 2010 was $355,940,608.**

The number of shares outstanding of the registrant's common stock, $.01 par value per share, as of February 25, 2011 was 46,854,952.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

** Based upon the last trade price of the registrant's common stock reported on The NASDAQ Global Select Market on June 30, 2010, the last business day of the registrant's second quarter of the 2010 fiscal year. Excludes approximately 8,776,038 shares of common stock held by directors, executive officers and holders known to the registrant to hold 10% or more of the registrant's outstanding common stock in that such persons may be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 10-K, including, without limitation, statements made under this Part I, Item 1, "Business," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Part II Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," which are not historical facts, may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and is subject to risks and uncertainties and actual results or events may differ materially. When used herein, the words "anticipate," "believe," "estimate," "expect," "intend," "will," "may," "should," "plan," "potential," "seek," "continue," and similar expressions as they relate to the Company or its management are intended to identify such statements as "forward-looking statements." Such statements reflect the current views of the Company and its management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance, or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those included in the forward-looking statements made herein include, without limitation, those factors discussed in Item 1, "Business," in Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K and in the Company's other filings with the Securities and Exchange Commission ("SEC"), including the Company's most recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K, and any amendments thereto. The Company assumes no obligation to revise or update these forward-looking statements to reflect actual results, events, or changes in factors or assumptions affecting such forward-looking statements.

PART I

This Annual Report on Form 10-K includes certain registered trademarks, trademarks, and trade names of Electronics For Imaging, Inc., its subsidiaries, and others. Electronics For Imaging, the EFI logo, the Fiery logo, Fiery, Inkware, Jetrion, VUTEk, and PrintFlow are registered trademarks of the Company in the U.S. and/or certain other countries. Digital StoreFront, Hagen, Logic, Pace, PrintSmith, and Rastek are trademarks of the Company in the U.S. and/or certain other countries. All other terms and product names may be trademarks or registered trademarks of their respective owners, and are hereby acknowledged. References to "EFI," the "Company," "we," "us," and "our" mean Electronics For Imaging, Inc. and its subsidiaries, unless the context means otherwise.

Item 1: Business

Filings

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and other documents with the SEC under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, information statements, and other information regarding issuers, including EFI, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge through our Internet website (http://www.efi.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

General

EFI was incorporated in Delaware in 1988 and commenced operations in 1989. In 1992, we made our initial public offering of common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol EFII. Our corporate offices are located at 303 Velocity Way, Foster City, California 94404.

We are a world leader in customer-focused digital printing innovation, including color digital print controllers, super-wide and wide format printers and ink, and print management solutions. Our award-winning print management solutions are integrated from creation to print. Our product portfolio includes Fiery digital color print servers ("Fiery"); Inkjet products ("Inkjet") including VUTEk super-wide digital inkjet printers, Jetrion industrial inkjet printing systems, Rastek wide format digital inkjet printers, and ink for each of these product lines; and Advanced Professional Print Software ("APPS") consisting of print production workflow, management information software, and corporate printing and packaging solutions. Our integrated solutions and award-winning technologies are designed to automate print and business processes, streamline workflow, provide profitable value-added services, and produce accurate digital output.

Products and Services

Fiery

EFI's Fiery brand consists of print servers, controllers, or digital front ends ("DFEs"), which transform digital copiers and printers into high performance networked printing devices. Once networked, Fiery-powered printers and copiers can be shared across workgroups, departments, the enterprise, and the Internet to quickly and economically produce high-quality color and black & white documents. Our Fiery servers are primarily sold to

original equipment manufacturers ("OEMs") for sale to end-users and are comprised of (i) stand-alone print controllers connected to digital copiers and other peripheral devices, (ii) embedded and design-licensed solutions used in digital copiers and multi-functional devices, (iii) optional software integrated into our controller solutions, and (iv) stand-alone software-based solutions such as our proofing and scanning solutions.

Our main controller platforms, primary OEM customers, and user environments are as follows:

Platform	Primary OEMs	User environments
Fiery external print servers	Canon, Fuji Xerox, Konica Minolta, OKI Data, Ricoh, Toshiba, Xerox	Print for Pay, Corporate Reprographic Departments, Graphic Arts, Advertising Agencies, Transactional Printers, Commercial Printers
Fiery embedded and design-licensed solutions	Canon, Fuji Xerox, Konica Minolta, OKI Data, Ricoh, Toshiba, Xerox	Office Environments, Print for Pay, and Quick Printers
Splash	Xerox	Graphic Arts, Advertising Agencies
MicroPress	Canon, Konica Minolta, Ricoh	Corporate Reprographic Departments, Commercial Printers
Proofing software: ColorProof XF, Fiery XF, ColorProof eXpress, and Xflow	Digital color proofing and inkjet production print solutions offering fast, flexible workflow, power, and expandability	Digital, commercial and hybrid printers, prepress providers, publishers, creative agencies and photographers, and super-wide & wide format print providers

Inkjet—VUTEk, Jetrion, and Rastek

Our industry-leading VUTEk super-wide format digital inkjet printers and ink are used by billboard graphics printers, commercial photo labs, large sign shops, graphic screen printers, and digital graphics providers to print billboards, building wraps, banners, art exhibits, point of purchase signage, customized interior design, and other large displays. We introduced the GS series of high-speed, high-resolution super-wide format printers in 2009. VUTEk printers primarily use ultra-violet ("UV") curable ink, although solvent ink printers remain in use in the field.

Our Jetrion products specialize in industrial label digital printing and provide a wide array of industrial inkjet systems, custom high-performance integration solutions, and specialty ink to the converting, packaging, and direct mail industries. In 2008, we launched our Jetrion 4000 Full Color Digital Label printer focused on short run, on-demand, color label printing. Our Jetrion 4830 printer was launched in 2009 and accommodates wider printing requirements and significantly increases throughput. We launched our Jetrion 4830LED printer with full LED UV curing technology accommodates printing on flexible packaging materials in 2010.

Rastek develops, manufacturers, and markets our early stage hybrid and flatbed UV wide format graphics printers to the mid-range inkjet printer market. In 2009, the launch of the H650 and T660 Rastek wide format printers offered high image quality to mid-size print companies. This was followed by the increased speed of the H652 and flexibility of the T1000 wide format printers, which were launched in 2010.

We also manufacture and market the ink used in our inkjet printers. Our ink is customized for each of our printers to provide optimum performance on that printer. In addition, we manufacture and sell private label ink to third party inkjet printer manufacturers. Our ink provides a recurring revenue stream generated from sales to our existing customer base as well as sales to third parties.

Some of our printers and their related features are as follows:

Printer Type	Models	Capabilities	Application Examples
VUTEk	UltraVU Series VUTEk 3360 PressVu Series GS and QS Series	Printing widths of 1.5 to 5.0 meters; 4, 6, 7, and 8 colors; Flexible and rigid substrates; UV curable and solvent inks	Banners, Billboards, Signage, Building Wraps, Flags, Point of purchase and exhibition signage, Backlit displays, and Photo-quality graphics
Jetrion	4000 Series	Print resolutions up to 1000 dpi; 4 or 6 colors; Precise color-color registration	Primary and secondary label applications, Industrial label or flexible packaging markets
Rastek	H Series T Series	Speeds up to 29.7 square meters per hour and up to 1,200 dpi; Handles media of thicknesses up to 5 centimeters	Indoor and outdoor graphics with photographic image quality

APPS

To provide our customers with solutions to manage their printing operations, we have developed technology that enhances printing workflow and makes printing operations more powerful, productive, and easier to manage. Most of our software solutions have been developed with the express goal of automating print processes and streamlining workflow via open, integrated, and interoperable EFI products, services, and solutions. The APPS operating segment includes our management systems software, including Monarch (formerly Hagen), Pace, PSI, Logic, PrintSmith, and PrintFlow; Digital StoreFront, our web-based order entry and order management software; and Radius, our print management packaging software. We acquired privately held Golflane Limited ("Golflane"), a U.K. private limited company, the parent holding company of Radius Solutions Incorporated ("Radius") in July 2010, to establish our presence in the packaging industry. Radius is a leading provider of print management information systems ("PMIS") to the packaging industry.

We sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, and digital print shops; and Radius to the packaging industry.

Our enterprise resource planning and collaborative supply chain software print management solutions are designed to enable printers and print buyers to improve productivity and customer service while reducing costs. Procurement applications for print buyers and print producers facilitate web-based collaboration across the print supply chain. Customers recognize that PMIS are essential to improving their business practices and profitability. We are focused on making our PMIS solutions the global industry standard.

Our primary software offerings currently include:

Product Name	Description	User
Print management information systems: Monarch (previously Hagen), PSI, PrintSmith, PrintFlow, and Radius	Collect, organize, and present critical information to improve process control and profit potential	Commercial, publishing, digital, in-plant, print for pay, large format, and specialty printing and packaging companies
Web-based order entry and order management systems: Digital StoreFront, PrinterSite, and PrintSmith Site	Web interface to manage print transactions between customer and printer	Commercial, publishing, digital, in-plant, print for pay, large format, and specialty printers
Web-based print management system: EFI Pace	Software modules for: estimating, scheduling, print production, accounting, and e-commerce	Commercial, Digital, Display Graphics, In- Plant, and Print for Pay

Growth and Expansion Strategies

Our overall objective is to continue to introduce new generations of digital print controllers and expand and improve our offerings in inkjet, professional printing software applications, and other new product lines related to digital printing, workflow, and print management. With respect to our current products, our primary goal is to offer best of breed solutions that are interoperable and conform to open standards, which will allow customers to configure the most efficient solution for their business. Our strategy to accomplish these goals consists of four key elements: proliferate and expand product lines; develop and expand relationships with key industry participants; establish enterprise coherence and leverage industry standardization; and leverage technology and industry expertise to expand the scope of products, channels and markets. Each of these items is discussed below.

Proliferate and Expand Product Lines

We intend to continue to develop new digital print controllers that are "scalable," meaning products that continue to meet the changing needs of the user as their business grows. Our products offer a broad range of features and functionality when connected to, or integrated with, digital color and black & white copiers.

We intend to continue our development of platform enhancements that advance the performance and usability of our software applications in order to provide cohesive, integrated solutions for our customers.

In 2009, we introduced our next generation Fiery hardware along with new versions of our Fiery workflow solutions, document scanning solutions, and production management application, "Command Workstation 5." In 2010, we have continued to launch various upgrades to our Fiery product line including the next generation Fiery platform with new color tools, support of Adobe® PDF Print Engine v2 for pure PDF workflows, and improved Job Definition Format ("JDF") integration.

Also in 2009, we added the Jetrion 4830 UV Inkjet System with a wider web width (8.3 inches) and faster linear speeds. The 4830 increases throughput compared to the market leading Jetrion 4000. The Jetrion 4830LED printer was launched in 2010 with full LED UV curing technology, which accommodates printing on flexible packaging materials.

In 2009, we introduced the GS series of super-wide format printers. The GS2000 is a 2-meter printer that delivers photorealistic quality at high speeds. The GS3200 3.2 meter printer also delivers photorealistic quality and higher speed, while expanding the reach of the super-wide format printer into new industries and innovative applications. The GS5000r printer was launched in 2010 and offers higher quality and speed that focuses on markets that demand point-of-purchase-quality graphics.

We explore acquisition possibilities as a means of expanding our product line-up and customer base. Although there can be no assurance that acquisitions will be successful, acquisitions have allowed us to broaden our product lines. Examples include the Radius and Pace acquisitions within the APPS product line in 2010 and 2008, respectively, and the addition of Rastek to the Inkjet product line in 2008.

We have announced an intention to continue to explore additional acquisition opportunities in the APPS operating segment to further consolidate the PMIS and web-based print order entry and order management industries in both the Americas and other geographies worldwide. For example, subsequent to year-end, on February 16, 2011, we acquired Streamline Development, LLC ("Streamline"). Streamline is the provider of PrintStream PMIS software focused on mailing and fulfillment services for the printing industry.

Develop and Expand Relationships with Key Industry Participants

Our customer relationships are one of our most important assets. We have established relationships with leading printer and copier industry companies, including Canon, Fuji Xerox, Konica Minolta, Kyocera Mita, OKI Data, Ricoh, Toshiba, and Xerox, which we collectively refer to as our OEM customers.

Our relationships with our OEM customers are based upon business relationships we have established over time. Our agreements with our OEM customers generally do not require them to make any future purchases from us. They are generally free to purchase products from our competitors or build their own products and cease purchasing our products at any time, for any reason, or no reason.

Our Inkjet and APPS products are sold both direct and via distribution arrangements to all sizes of print providers. We have established relationships with many leading distribution companies in the office, graphic arts, and commercial print industries such as Nazdar, Heidelberg, 3M, xpedx, Global Imaging, as well as OEM customers including Ricoh, Canon, and Konica Minolta.

We have also established global relationships with many of the leading print providers, such as R.R. Donnelley, Fedex Office, and Staples. These direct sales relationships, along with dealer arrangements, are important for our understanding of the end markets for our products and serve as a source of future product development ideas. In many cases, our products are customized for the needs of large customers, yet maintain the common intuitive interfaces that we are known for around the world.

Establish Enterprise Coherence and Leverage Industry Standardization

In developing new products and platforms, we establish coherence across our entire product line by designing products that provide a consistent "look and feel" to the end-user. We believe cross-product coherence creates higher productivity levels as a result of shortened learning curves. We believe the integrated coherence that end-users can achieve using our products for all of their digital printing and imaging needs leads to a lower total cost of ownership. We advocate open architecture utilizing industry-established standards to provide interoperability across a range of digital printing devices and software applications, ultimately providing end-users more choice and flexibility in their selection of products. For example, integration between our web-based Digital StoreFront application, our Monarch PMIS application, and our Fiery XF Production Color RIP including integration to our Fiery or VUTEk product lines, is achieved by leveraging the industry standard JDF.

Leverage Technology and Industry Expertise to Expand the Scope of Products, Channels, and Markets

We have assembled, internally and through acquisitions, an experienced team of technical support and sales and marketing personnel with backgrounds in color reproduction, digital pre-press, image processing, management information systems, networking, and software and hardware engineering, as well as market knowledge of enterprise printing, graphic arts, and commercial printing. By applying our expertise in these areas, we expect to continue to expand the scope and sophistication of our products and gain access to new markets and channels of distribution.

For example, the scope of our software applications was expanded in 2010 through the launch of PrintMe Connect, which is a software application that enables direct printing from Apple® iPad, iPhone®, and iPod touch® iOS 4.2-enabled devices to EFI Fiery-driven printers or multi-function peripherals. PrintMe was the world's first cloud-based printing platform that enabled mobile workers to upload their documents to the PrintMe cloud and securely print them on any PrintMe-enabled printer.

Significant Relationships

We have established and continue to build and expand relationships with our OEM customers and distributors of digital printing technology to benefit from their products, distribution channels, and marketing resources. Our customers include domestic and international manufacturers, distributors, and sellers of color and black & white digital copiers and wide format printers. We work closely with our OEM customers to develop solutions that incorporate leading technology and work optimally in conjunction with their products. The top revenue-generating OEM customers, in alphabetical order, that we sold products to in 2010 were Canon, Fuji Xerox, Konica Minolta, OKI Data, Ricoh, Toshiba, and Xerox. Together, sales to Canon and Xerox accounted for approximately 27% of our 2010 revenue, with sales to each of these two customers accounting for more than 10% of our revenue. Because sales of our printer and copier-related products constitute a significant portion of our Fiery revenue and there are a limited number of OEMs producing copiers and printers in sufficient volume to be attractive customers for us, we expect to continue to depend on a relatively small number of OEM customers for a significant portion of our revenue in future periods. Accordingly, if we experience reduced sales or lose an important OEM customer, we will have difficulty replacing the revenue traditionally generated from such OEM customer with sales to new or existing OEM customers and our revenue may decline.

We customarily enter into development and distribution agreements with our OEM customers. These agreements can be terminated under a range of circumstances and often upon relatively short notice. The circumstances under which an agreement can be terminated vary from agreement to agreement and there can be no assurance that our OEM customers will continue to purchase products from us in the future, despite such agreements. Our agreements with our OEM customers generally do not commit such customers to make future purchases from us and they could decline to purchase products from us in the future and could purchase products from our competitors, or build the products themselves. We recognize the importance of, and work hard to maintain, our relationships with our customers. Relationships with our customers are affected by a number of factors including, among others: competition from other suppliers, competition from internal development efforts by the OEMs themselves, and changes in general economic, competitive, or market conditions such as changes in demand for our products, changes in demand for our OEM customers' products, industry consolidation, or fluctuations in currency exchange rates. There can be no assurance that we will continue to maintain or build the relationships we have developed to date. See Item 1A—*We face competition from other suppliers as well as our own OEM customers. If we are not able to compete successfully, our business may be harmed.*

We have a continuing relationship pursuant to a license agreement with Adobe Systems, Inc. ("Adobe"). We license PostScript® software from Adobe for use in many of our Fiery solutions under the OEM Distribution and License Agreement entered into in September 2005. Under our agreement with Adobe, we have a non-exclusive, non-transferable license to use the Adobe deliverables (including any software, development tools, utilities, software development kits, fonts, drivers, documentation, or related materials). The scope of additional licensing terms varies depending on the type of the Adobe deliverables. The initial term of the agreement was five years, unless either party gave written notice of termination for cause at least 180 days prior to September 19, 2010. Thereafter, the agreement renews automatically on each anniversary date for additional one year periods and can be terminated by either party for any or no cause upon 120 days prior written notice. All royalties due to Adobe under the agreement are payable within 45 days after the end of each calendar quarter.

Each Fiery solution requires page description language software to operate such as that provided by Adobe. Adobe's PostScript® software is widely used to manage the geometry, shape, and typography of hard copy documents. Adobe is a leader in providing page description software. Adobe can terminate our current PostScript® software license agreement without cause. Although to date we have successfully obtained licenses

to use Adobe's PostScript® software when required, Adobe is not required to, and we cannot be certain that Adobe will, grant future licenses to Adobe PostScript® software on reasonable terms, in a timely manner, or at all. In addition, to obtain licenses from Adobe, Adobe requires that we obtain quality assurance approvals from them for our products that use Adobe software. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship with Adobe is otherwise materially impaired, we would likely be unable to sell products that incorporate Adobe PostScript® software. If that occurred, we would have to license, acquire, develop, or re-establish our own competing software as a viable alternative for Adobe Postscript® and our financial condition and results of operations could be significantly harmed for a period of time.

Our inkjet printers are constructed with inkjet print heads, which are manufactured by a limited number of suppliers. If we experience difficulty obtaining print heads, our inkjet printer production would be limited and our revenue would be harmed. In addition, we manufacture ink for use in our printers and rely on a limited number of suppliers for certain pigments used in our ink. Our ink sales would decline significantly if we were unable to obtain the pigments as needed. See Item 1A—*We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.*

Human Resources

As of December 31, 2010, we employed 1,886 full time employees. Approximately 527 were in sales and marketing, 237 were in general and administrative, 288 were in manufacturing, and 834 were in research and development. Of the total number of employees, we had approximately 1,232 employees located in the Americas (primarily the U.S.) and 654 employees located in offices outside of the Americas.

Distribution and Marketing

Our primary distribution channel for Fiery products is to sell them to our OEM customers. Our OEM customers in turn sell these products to OEM-affiliated and independent distributors/dealers/resellers and end-users for use with our OEM customers' copiers or printers as part of an integrated printing system. See Item 1A—*We rely on sales to a relatively small number of OEM customers. The loss of any of these OEM customers could substantially decrease our revenue.*

The PMIS solutions within our APPS portfolio are primarily sold directly to end-users by our own sales force in North America and Europe. Our Inkjet products are sold by a direct sales force in North America and Europe and by distributors in all regions. Any interruption of either of these distribution channels could negatively impact us in the future.

An additional distribution channel for our APPS software products is to utilize a mix of distributors. We sell directly to our authorized distributors, dealers, and resellers who in turn sell the solutions to end-users either stand-alone or bundled with other solutions they offer. Primary customers with whom we have established distribution agreements include Canon, Ricoh, Konica Minolta, Oce, xpedx, and other sales companies. There can be no assurance that we will continue to successfully distribute our products through these channels.

Our proofing products are sold primarily to authorized distributors, dealers and resellers who in turn sell the solutions to end-users either stand-alone or bundled with other solutions they offer. Primary customers with whom we have established distribution agreements include Canon, Xerox, Heidelberg,, Hewlett-Packard, and other sales companies. There can be no assurance that we will continue to successfully distribute our products through these channels.

We promote our products through public relations, direct mail, advertising, promotional material, trade shows, and ongoing customer communication programs. The majority of sales leads for our inkjet printer sales are generated from trade shows. Any interruption in our trade show participation could materially impact our revenue and profitability.

Research and Development

Research and development costs were $105.8, $110.8, and $140.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010, 834 of our 1,886 full-time employees were involved in research and development. We believe that development of new products and enhancement of existing products are essential to our continued success. Management intends to continue to devote substantial resources to research and new product development. We expect to make significant expenditures to support research and development in the foreseeable future.

We are developing products to support additional color and black & white printing devices including high-end color copiers, digital black & white copiers, and multi-functional devices. We are also developing new software applications designed to maximize workflow efficiencies and meet the needs of the graphic arts and commercial print professional, including proofing and PMIS solutions. We also expect to continue to develop new platforms of inkjet print technologies to meet the needs of existing and future markets. We have research and development sites in 12 U.S. locations, as well as in India, Japan, and Europe. Please refer to *"Growth and Expansion Strategies—Proliferate and Expand Product Lines"* above. Substantial additional expense is required to complete and bring to market each of the products currently being developed by us.

Manufacturing

We utilize subcontractors to manufacture our Fiery products and, to a lesser extent, our Inkjet products. These subcontractors work closely with us to promote low costs and high quality in the manufacture of our products. Subcontractors purchase components needed for our products from third parties. We are completely dependent on the ability of our subcontractors to produce products sold by us. Although we supervise our subcontractors, there can be no assurance that such subcontractors will perform efficiently or effectively. In 2008, a significant portion of our Fiery line of products was manufactured at a single subcontractor: Celestica, Inc. ("Celestica"). We transferred outsourced Fiery production to Bell Microproducts, Inc. in 2009. Bell Microproducts, Inc. was acquired by Avnet, Inc. ("Avnet") in 2010. We also initiated outsourced production of certain solvent ink with Nazdar Company ("Nazdar") during 2009.

Should our subcontractors experience inability or unwillingness to manufacture or deliver our products, then our business, financial condition, and operations could be harmed. Since we generally do not maintain long-term agreements with our subcontractors and such agreements may be terminated with relatively short notice, any of our subcontractors could terminate their relationship with us and/or enter into agreements with our competitors that might restrict or prohibit them from manufacturing our products or could otherwise lead to an inability or unwillingness of such subcontractor to fill our orders in a timely manner or at all. See Item 1A—*We are dependent on a limited number of subcontractors, with whom we do not have long-term contracts, to manufacture and deliver products to our customers. The loss of any of these subcontractors could adversely affect our business.*

Our VUTEk printers are manufactured at our Meredith, New Hampshire facility. Meredith is not located in a major metropolitan area. Consequently, we have encountered difficulties in hiring and retaining adequate skilled labor and management. Most components used in manufacturing the printers and ink are available from multiple suppliers, except for inkjet print heads and certain key ingredients (primarily pigments and photoinitiators) for our ink. Although typically in low volumes, many key components are sourced from single vendors. If we were unable to obtain the print heads currently used, we would be required to redesign our printers to use different print heads. If we were to change pigments, we would be required to reformulate and test the ink. In two of our locations, we use hazardous materials to formulate UV-based ink. The storage, use, and disposal of those materials must meet the requirements of various environmental regulations. See Item 1A— *If we are not able to hire and retain skilled employees, we may not be able to develop products, or meet demand for our products, in a timely fashion; We depend on a limited group of suppliers for key components in our product. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply*

of these components, could adversely affect our business; and *We may be subject to environmental-related liabilities due to our use of hazardous materials and solvents.*

A significant number of the components necessary for manufacturing our Fiery and Inkjet products are obtained from a sole supplier or a limited group of suppliers. We depend largely on the following sole and limited source suppliers for our components and manufacturing services:

Supplier	Components
Intel	Central processing units ("CPUs"); chip sets
Toshiba	Application-specific integrated circuits ("ASIC") & Inkjet print heads
Open Silicon	ASICs
Altera	ASICs & Programmable devices
Tundra	Chip sets
Avnet	Contract manufacturing (Fiery)
Nazdar	Contract manufacturing (solvent ink)
Columbia Tech	Inkjet sub-assemblies
Roberts Tool	Inkjet sub-assemblies
Evolve	Inkjet sub-assemblies
Shenzen Runtianzhi Tech	Inkjet sub-assemblies
Seiko	Inkjet print heads
Fuji	Inkjet print heads
Xaar	Inkjet print heads
Dimatix	Inkjet print heads
Progress Software	Monarch and Radius operating system

We generally do not maintain long-term agreements with our component suppliers. We primarily conduct business with such suppliers solely on a purchase order basis. If any of our sole or limited source suppliers were unwilling or unable to supply us with the components for which we rely on them, we may be unable to continue manufacturing our products utilizing such components.

The absence of agreements with most of our suppliers also subjects us to pricing fluctuations, which is a factor we believe is partially offset by our suppliers benefitting from selling as many components to us as possible. Many of our components are similar to those used in personal computers; consequently, the demand and price fluctuations of personal computer components could affect our component costs. In the event of unanticipated volatility in demand for our products, we may be unable to manufacture certain products in quantities sufficient to meet end-user demand or we may hold excess quantities of inventory because the purchase of key components involves long lead times. We maintain an inventory of components for which we are dependent upon sole or limited source suppliers and of components with prices that fluctuate significantly. We cannot ensure that at any given time we will have sufficient inventory to enable us to meet demand for our products, which would harm our financial results. See Item 1A—*We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.*

Competition

Competition in our markets is intense and involves rapidly changing technologies and frequent new product introductions. To maintain and improve our competitive position, we must continue to develop and introduce new products and features on a timely and cost-effective basis that keep pace with the evolving needs of our customers. The principal competitive factors affecting the markets for our Fiery solutions include, among others, customer service and support, product reputation, quality, performance, price, and product features such as functionality, scalability, ability to interface with OEM products, and ease of use. We believe we have generally

competed effectively against product offerings of our competitors on the basis of such factors; however, there can be no assurance that we will continue to compete effectively in the future based on these or any other competitive factors.

Our primary competitors for third party stand-alone color controllers, embedded controllers, and design-licensed solutions are our OEM customers. Our market position, vis-à-vis internally developed controllers, is small; however, we are the largest third party controller vendor. We believe that our advantages include our continuously advancing technology, time-to-market, brand recognition, end-user loyalty, sizable installed base, number of products supported, price driven by lower development costs, and market knowledge. We intend to continue to develop new digital print controllers with capabilities that meet the changing needs of our OEM customers' product development roadmaps. A significant disadvantage is our lack of control of the distribution channels and direct connections with our end-users. However, we do provide a variety of features as well as a unique "look and feel" to our OEM customers' products to differentiate our customers' products from those of their competitors.

The VUTEk line of super-wide format inkjet printers competes with printers produced by Agfa, Durst, Hewlett-Packard, Oce, and Inca throughout most of the world. There are Chinese and Korean printer manufacturers in the marketplace, but their products are typically sold in their domestic markets and are not perceived as alternatives in most other markets. Although we recommend that our ink be used in our VUTEk printers, users can purchase UV and solvent-based ink from other ink manufacturers. Third party ink is typically priced at a lower price than our proprietary ink; however, third party ink may not provide the same quality. In addition, the use of third party ink with our printer products may void the ink delivery system warranty on the printer. We believe that our broad product line and leading technology provide a competitive advantage.

Our APPS operating segment, which includes our PMIS and web-based order entry and order management systems, faces competition from software application vendors that specifically target the printing industry. These vendors are typically small, privately-owned companies. We also face competition from larger vendors that currently offer, or are seeking to develop, printer-focused enterprise resource planning products. We believe the principal competitive factor affecting our markets is the market acceptance rates for new printing technology. There can be no assurance that we will be able to continue to advance our technology and products or compete effectively against other companies' product offerings. Any failure to do so could have a material adverse affect on our business, operating results, and financial condition.

Sale of Building and Land

On January 29, 2009, we sold a portion of our Foster City campus to Gilead Sciences, Inc. ("Gilead") for $137.3 million. The property sold included an approximately 163,000 square foot building at 301 Velocity Way, Foster City, California, approximately 30 acres of land, and certain other assets related to the property. We retain ownership of the remaining approximately five acres of land and remain obligated under a synthetic lease with respect to the office building at 303 Velocity Way, Foster City, California, where our headquarters are located. As more fully disclosed in Note 8—Commitments and Contingencies of the Notes to Consolidated Financial Statements, both buildings were subject to synthetic lease agreements. The 301 Velocity Way synthetic lease agreement was terminated in conjunction with the sale. The 303 Velocity Way synthetic lease agreement remains outstanding as of December 31, 2010.

Intellectual Property Rights

We rely on a combination of patent, copyright, trademark, and trade secret laws, non-disclosure agreements, and other contractual provisions to establish, maintain, and protect our intellectual property rights. Although we believe that our intellectual property rights are important to our business, no single patent, copyright, trademark, or trade secret is solely responsible for the development and manufacturing of our products.

We are currently pursuing patent applications in the U.S. and certain foreign jurisdictions to protect various inventions. Over time, we have accumulated a portfolio of patents issued in these jurisdictions. We own or have rights to the copyrights to the software code in our products and the rights to the trademarks under which our products are marketed. We have registered certain trademarks in the U.S. and certain foreign jurisdictions and will continue to evaluate the registration of additional trademarks as appropriate.

Certain of our products include intellectual property licensed from our customers. We have also granted and may continue to grant licenses under our intellectual property, when and as we deem appropriate.

For a discussion of risks relating to our intellectual property, see Item 1A—*We may be unable to adequately protect our proprietary information and may incur expenses to defend our proprietary information.*

Goodwill and Long-Lived Asset Impairment

We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of Accounting Standards Codification ("ASC") 350-20-35, Goodwill—Intangibles and Other—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

We determined the fair value of the Inkjet and APPS reporting units as of December 31, 2010 by equally weighting the market and income approaches. The fair value of the Fiery reporting unit was determined based on the market approach. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we measured fair value of the Inkjet and APPS reporting units based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Fiery, Inkjet, and APPS fair values are $226, $192, and $67 million, respectively, which exceed carrying value by 124%, 34%, and 26%, respectively.

Please see Note 4—Goodwill and Long-Lived Asset Impairment of the Notes to Consolidated Financial Statements.

Financial Information about Foreign and Domestic Operations and Export Sales

See Note 15—Segment Information, Geographic Data, and Major Customers and Note 11—Income Taxes of the Notes to Consolidated Financial Statements. See also Item 1A—*We face risks from our international operations* and *We face risks from currency fluctuations.*

Item 1A: Risk Factors

We rely on sales to a relatively small number of OEM customers. The loss of any of our OEM customers could substantially decrease our revenue.

A significant portion of our revenue is, and has been, generated by sales of our printer and copier related products to a relatively small number of OEMs. For example, Canon and Xerox each contributed over 10% of our revenue and together accounted for approximately 27%, 26%, and 29% of our revenue for the years ended December 31, 2010, 2009, and 2008, respectively. Because sales of our printer and copier-related products constitute a significant portion of our revenue and there are a limited number of OEMs producing copiers and printers in sufficient volume to be attractive customers for us, we expect that we will continue to depend on a relatively small number of OEM customers for a significant portion of our controller revenue in future periods.

In addition, our OEM customers have developed, and may continue to develop, their own controller products, which may compete directly with our Fiery products. Accordingly, if we lose or experience reduced sales to an important OEM customer, we will have difficulty replacing the revenue previously generated from such customers with sales to new or existing OEM customers and our Fiery revenue will likely decline significantly.

We do not typically have long-term purchase contracts with our OEM customers. Our OEM customers have in the past reduced or ceased, and could at any time in the future reduce or cease, purchasing products from us, thereby harming our operating results and business.

With the exception of certain minimum purchase obligations, we typically do not have long-term volume purchase contracts with our OEM customers, including Canon, Xerox, and Konica Minolta, and they are not obligated to purchase products from us. Accordingly, our customers could at any time reduce their purchases from us or cease purchasing our products altogether. In the past, some of our OEM customers have elected to develop products on their own, rather than rely, solely or partially, on our products. We expect that customers will continue to make such elections in the future.

Because our OEM customers incorporate our products into products they manufacture and sell, any decline in demand for copiers or laser printers or any other negative developments affecting our major customers or the computer industry in general, including reduced demand for products sold by our OEM customers, would likely harm our results of operations. For example, certain customers have in the past experienced serious financial difficulties, which led to a decline in sales of our products to these customers. If any significant customers face such difficulties in the future, our operating results could be harmed through, among other things, decreased sales volume and write-off of accounts receivables and inventories related to products we have manufactured for these customers' products.

A significant portion of our operating expenses are fixed in advance based on projected sales levels and margins, sales forecasts from our OEM customers, and product development programs. A substantial portion of our shipments are scheduled for delivery within 90 days or less and our customers may cancel orders and change volume levels or delivery times for product they have ordered from us without penalty. Accordingly, if sales to our OEM customers are below expectations in any given quarter, the adverse impact of the shortfall in revenue on operating results may be, and has been in the past, increased by our inability to adjust expenses in the short-term to compensate for this shortfall.

We rely on our OEM customers to develop and sell products incorporating our Fiery technology. If they fail to successfully develop and sell these products, or curtail or cease the use of our technology in their products, our business will be harmed.

We rely on our OEM customers to develop new products, applications, and product enhancements utilizing our controller technologies in a timely and cost-effective manner. Our continued success in the controller industry depends upon the ability of these OEM customers to utilize our technologies while meeting changing end-user

customer needs and responding to emerging industry standards and other technological changes. We cannot provide assurance that our OEM customers will effectively meet these challenges. Our OEM customers are generally not obligated to purchase products from us and we cannot provide assurance that they will continue to carry our products. For example, our OEM customers have incorporated the technologies of other companies into their products or internally developed technologies in addition to, or instead of, our technologies and will likely continue to do so in the future. If our OEM customers do not effectively and successfully market products containing our technologies, our revenue will likely be materially and adversely affected.

Our OEM customers work closely with us to develop products that are specific to each OEM customer's copiers and printers. Many of the products and technologies we are developing require that we coordinate development, quality testing, marketing, and other tasks with our OEM customers. We cannot control our OEM customers' development efforts or the timing of these efforts. Coordinating with our OEM customers may cause delays in our own product development efforts that are outside of our control. If our OEM customers delay the release of their products, our revenue and results of operations may be adversely affected. In addition, our revenue and results of operations may be adversely affected if we cannot meet our OEM customers' product needs for their specific copiers and printers, as well as successfully manage the additional engineering and support effort and other risks associated with such a wide range of products.

We face competition from other suppliers as well as our own OEM customers. If we are not able to compete successfully, our business may be harmed.

The digital printing marketplace is highly competitive and is characterized by rapid technological changes. We compete against a number of other suppliers of imaging products and technologies, including our OEM customers themselves. Although we attempt to develop and support innovative products that end-users demand, products or technologies developed by competing suppliers, including our own OEM customers, could render our products or technologies obsolete or noncompetitive.

While many of our OEM customers incorporate our technologies into their end products on an exclusive basis, we do not have any formal agreements that prevent these OEM customers from offering alternative products that do not incorporate our technologies. If, as has occurred in the past, an OEM customer offers products incorporating technologies from alternative suppliers instead of, or in addition to, products incorporating our technologies, our market share could decrease, which would likely reduce our revenue and adversely affect our financial results.

Many OEMs in the printer and copier industry, including most of our OEM customers, internally develop and sell products that compete directly with our current products. These OEMs have significant investments in their existing solutions and have substantial resources that may enable them to develop or improve, more quickly than us, technologies similar to ours that are compatible with their own products. Our OEM customers have marketed in the past, and likely will continue to market in the future, their own internal technologies and solutions in addition to ours, even when their technologies and solutions are less advanced, have lower performance, or cost more than our products. Given the significant financial, marketing, and other resources of our larger OEM customers and other significant OEMs in the imaging industry who are not our customers, we may not be able to successfully compete against these OEMs selling similar products that they develop internally. If we cannot compete successfully against the OEMs' internally developed products, we will lose sales and market share in those areas where the OEMs choose to compete and our business will be harmed.

The market for our super-wide format printers is very competitive.

The printing equipment industry is extremely competitive. Our VUTEk products compete against several companies that market digital printing systems based on electrostatic, drop-on-demand, and continuous drop-on-demand inkjet, and other technologies and printers utilizing UV curable and solvent ink including Agfa, Durst, Hewlett-Packard, Oce, and Inca. Certain competitors have greater resources to develop new products and

technologies and market those products, as well as acquire or develop critical components at lower costs, which would provide them with a competitive advantage. They could also exert downward pressure on product pricing to gain market share.

We have witnessed the recent growth of local Chinese and Korean markets where local competitors are developing, manufacturing, and selling inexpensive printers, mainly to the local Chinese and Korean markets. These Chinese and Korean manufacturers have begun penetrating the international market and have partnered with other super-wide format printer manufacturers. Our ability to compete depends on factors both within and outside of our control, including the price, performance, and acceptance of our current printers and any products we develop in the future.

We also face competition from existing conventional wide format and super-wide format printing methods, including screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

We face strong competition in our APPS operating segment.

Our APPS operating segment, which includes our workflow, PMIS, and web-based order entry and order management systems, faces competition from software application vendors that specifically target the printing industry. These vendors are typically small, privately-owned companies. We also face competition from larger vendors that currently offer or are seeking to develop printer-focused enterprise resource planning products. We believe the principal competitive factor affecting our markets is the market acceptance rates for new printing technology.

There can be no assurance that we will be able to continue to advance our technology and products or compete effectively against other companies' product offerings. Any failure to do so could have a material adverse affect on our business, operating results, and financial condition.

We face strong competition in the market for printing supplies such as ink.

We compete with independent manufacturers in the ink market. We cannot guarantee we will be able to remain the exclusive or even principal ink supplier for our printers. The loss of ink sales to our printer installed base could adversely impact our revenue and gross profit.

We could experience an overall price reduction within the ink markets, which would also adversely affect our gross profit. Solvent ink is relatively easy to replicate and additional manufacturers could increase pricing competition or divert customers away from us.

Price reductions for all of our products may affect our revenue in the future.

We have made, and may in the future make, price reductions for our products to drive demand and remain competitive. Depending upon the price-elasticity of demand for our products, the pricing and quality of competitive products, and other economic and competitive conditions, such price reductions may have an adverse impact on our revenue and profit. If we are not able to compensate for lower gross profit that may result from price reductions with an increased volume of sales, our results of operations could be adversely affected.

Ongoing economic uncertainty has negatively affected our business in the past and may negatively affect it in the future.

The revenue and profitability of our business depends significantly on the overall demand for information technology products that enable printing of digital data, which in turn depends on a variety of macro- and

micro-economic conditions. In addition, revenue growth and profitability in our Inkjet operating segment depends on demand and spending for advertising and marketing products and programs, which also depends on a variety of macro- and micro-economic conditions.

Uncertainty about current global economic conditions poses a risk as our customers may delay purchases of our products in response to tighter credit, negative financial news, and/or declines in income or asset values. Any financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or terminate their activities have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency, and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers and distributors to obtain credit to finance purchases of our products and/or customer and distributor insolvencies; increased difficulty in managing inventories; and other financial institutions negatively impacting our treasury operations. Economic downturns can lead to restructuring actions and associated expenses. Our financial performance could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments or cash equivalents, impairment charges on our assets, gains or losses related to equity and other investments, and interest rates. The current volatility in the financial markets and overall economic uncertainty increases the risk that actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them.

Sustained uncertainty about current global economic conditions together with delays or reductions in information technology spending could cause a decline in demand for our products and services and consequently harm our business, operating results, financial condition, prospects, and continue to increase the volatility of our stock price.

Our operating results may fluctuate based on many factors, which could adversely affect our stock price.

Stock prices of high technology companies such as ours tend to be volatile as a result of various factors, including variations in operating results and, consequently, fluctuations in our operating results could adversely affect our stock price. Factors that have caused our operating results and stock price to fluctuate in the past and that may cause future fluctuations include:

- varying demand for our products, due to seasonality, OEM customer product development and marketing efforts, OEM customer financial and operational condition, OEM inventory management practices, and general economic conditions;
- shrinking OEM customer base due to business consolidation in the industry;
- shifts in customer demand to lower cost products;
- success and timing of new product introductions by our OEM customers and us;
- success and timing of new inkjet product introductions;
- the performance of our products generally;
- volatility in foreign exchange rates, changes in interest rates, and/or financing credit to consumers of digital copiers and printers;
- price reductions by our competitors and us, which may be exacerbated by competitive pressures caused by economic conditions generally;
- substitution of third party ink for our own ink products by users of our super-wide format inkjet printers;
- delay, cancellation, or rescheduling of orders or projects;
- delays or shortages of supply of our key components including, without limitation, inkjet print heads, ink components, and inability of our suppliers to meet our requirements;

- availability of key components and licenses, including possible delays in deliveries from suppliers, the performance of third party manufacturers, and the status of our relationships with key suppliers;
- potential excess or shortage of employees and location of research and development centers;
- shrinking customer base in our APPS operating segment due to business consolidations and shrinking installed base due to print shops ceasing operations;
- changes in our product mix such as shifts from higher gross profit products to lower gross profit products such as our inkjet products;
- costs associated with complying with any applicable governmental regulations;
- cost associated with possible SEC and regulatory actions regarding our historical stock option granting practices and remedial measures with respect to our historical stock option granting practices;
- acquisitions and integration of new businesses;
- costs related to our entry into new markets, such as commercial printing and office equipment service automation;
- general economic conditions, such as the current economic uncertainty;
- commencement of litigation or adverse results in pending litigation; and
- other risks described herein.

Entry into new markets or distribution channels could result in higher operating expenses that may not be offset by increased revenue.

We continue to explore opportunities to develop or acquire additional product lines, such as print management software, document scanning solutions, and inkjet printers. We expect to continue to invest funds to develop new distribution and marketing channels for these and additional new products and services, which will increase our operating expenses.

We do not know if we will be successful in developing these channels, or whether the market will accept any of our new products or services, or if we will generate sufficient revenue from these activities to offset the additional operating expenses we incur. Even if we are able to introduce new products or services, if customers do not accept these new products or services, or if we are not able to price such products or services competitively, our results of operations will likely be adversely affected.

We license software used in most of our Fiery products and certain APPS products from Adobe and the loss of these licenses would prevent shipment of these products.

Many of our current products include software that we must license from Adobe. Specifically, we are required to obtain separate licenses from Adobe for the right to use Adobe PostScript®, software in each type of copier or printer used with a Fiery controller, and other Adobe software for certain APPS products. Although to date we have successfully obtained licenses to use Adobe PostScript® and other Adobe software when required, Adobe is not required to, and we cannot be certain that Adobe will, grant future licenses to Adobe PostScript® and other Adobe software on reasonable terms, in a timely manner, or at all. To obtain licenses from Adobe, Adobe requires that we obtain from them quality assurance approvals for our products that use Adobe software. Although to date we have successfully obtained such quality assurances from Adobe, we cannot be certain Adobe will grant us such approvals in the future. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship with Adobe is otherwise materially impaired, we would likely be unable to sell products that incorporate Adobe PostScript® or other Adobe software. Our financial condition and results of operations would be significantly harmed.

We depend on a limited group of suppliers for key components in our products. The loss of any of these suppliers, the inability of any of these suppliers to meet our requirements, or delays or shortages of supply of these components could adversely affect our business.

Certain components necessary for the manufacture of our products are obtained from a sole supplier or a limited group of suppliers. These include processors from Intel and other related semiconductor components, inkjet print heads for our wide and super-wide format printers, and ink. We generally do not maintain long-term agreements with our component suppliers and conduct business with such suppliers solely on a purchase order basis. If we are unable to continue to procure these sole-sourced components from our current suppliers in the required quantities, we will have to qualify other sources, if possible, or design our products so that they no longer require these components.

These suppliers may be concentrated within similar industries or geographic locations, which could potentially exacerbate these risks. We cannot provide assurance that other sources of these components exist or will be willing to supply us on reasonable terms or at all, or that we will be able to design around these components. Any unavailability, delays, or shortages of supply of these components or any inability of our suppliers to meet our requirements could harm our business. Because the purchase of certain key components involves long lead times, in the event of unanticipated volatility in demand for our products, we have in the past been, and may in the future be, unable to manufacture certain products in a quantity sufficient to meet demand. Further, as has occurred in the past, in the event that anticipated demand does not materialize, we may hold excess quantities of inventory that could become obsolete. To meet projected demand, we maintain an inventory of components for which we are dependent on sole or limited source suppliers and components with prices that fluctuate significantly. As a result, we are subject to risk of inventory obsolescence, which could adversely affect our operating results and financial condition.

Market prices and availability of certain components, particularly memory and Intel-designed components, which collectively represent a substantial portion of the total manufactured cost of our products, have fluctuated significantly in the past. Such fluctuations could have a material adverse effect on our operating results and financial condition including reduced gross profit.

We are dependent on a limited number of subcontractors, with whom we do not have long-term contracts, to manufacture and deliver products to our customers. The loss of any of these subcontractors could adversely affect our business.

We subcontract with other companies to manufacture our products and we generally do not have long-term agreements with these subcontractors. We rely on the ability of our subcontractors to manufacture products to be sold to our customers. While we closely monitor our subcontractors' performance, we cannot assure you that such subcontractors will continue to manufacture our products in a timely and effective manner. In the past, a weakened economy led to the dissolution, bankruptcy, or consolidation of some of our subcontractors, decreasing the available number of subcontractors. If the available number of subcontractors were to again decrease, it is possible that we would not be able to secure appropriate subcontractors to fulfill our demand in a timely manner, or at all, particularly if demand for our products increases.

The existence of fewer subcontractors may also reduce our negotiating leverage, thereby potentially resulting in higher product costs. Difficulties experienced by our subcontractors, including financial problems and the inability to make or ship our products or fix quality assurance problems, could harm our business, operating results, and financial condition. If we decide to change subcontractors, we could experience delays in finding, qualifying, and commencing business with new subcontractors, which would result in both delay in delivery of our products and also potentially the cancellation of orders for our products.

Since 2009, a high concentration of Fiery controllers has been manufactured at a single subcontractor location, Avnet in San Jose, California. Certain solvent ink is manufactured by Nazdar. Certain Inkjet product lines are

manufactured by two subcontractors. Should our subcontractors experience any inability, or unwillingness, to manufacture or deliver our products, then our business, financial condition, and operations could be harmed. Since we generally do not maintain long-term agreements with our subcontractors, any of our subcontractors could enter into agreements with our competitors that might restrict or prohibit them from manufacturing our products or could otherwise lead to an inability to fill our orders in a timely manner. In such event, we may not be able to find suitable replacement subcontractors, in which case our financial condition and operations would likely be harmed.

We may face increased risk of inventory obsolescence, excess, or shortages related to our super-wide format inkjet printers and ink.

We procure raw materials and internally manufacture our super-wide printers and ink products based on our sales forecasts. If we do not accurately forecast demand for our products, we may end up with excess inventory, or we may lose sales because we do not have the correct products available for sale. If we have excess printers, ink, or other products, we may have to lower prices to stimulate demand. We may also run the risk that our inventory of raw materials may become obsolete. Our ink products have a defined shelf life. If we do not sell the ink before the end of its shelf life, it will no longer be sellable and will have to be written off. In addition, we have experienced in the past and may continue to experience in the future, UV ink shortages occasioned by increased demand that may require that we incur additional costs to respond to increased demand and overcome such shortages.

If we are not able to hire and retain skilled employees, we may not be able to develop products, or meet demand for our products, in a timely fashion.

We depend upon skilled employees, such as software and hardware engineers, quality assurance engineers, and other technical professionals with specialized skills. We are headquartered in the Silicon Valley and additionally have research and development offices in India. Competition in both locations has historically been intense among companies hiring engineering and technical professionals. In times of professional labor imbalances, it has in the past and is likely in the future, to be difficult to locate and hire qualified engineers and technical professionals and for us to retain these people. There are many technology companies located near our corporate offices in the Silicon Valley and our operations in India that may try to hire our employees.

Our VUTEk printers are manufactured at our Meredith, New Hampshire facility. Meredith is not located in a major metropolitan area and we have encountered difficulties in hiring and retaining adequate skilled labor and management.

The movement of our stock price may also impact our ability to hire and retain employees. If we do not offer competitive compensation, we may not be able to recruit or retain employees, which may have an adverse effect on our ability to develop products in a timely fashion, which could harm our business, financial condition, and operating results.

We offer a broad-based equity compensation plan based on granting stock options and restricted stock from stockholder-approved plans to remain competitive in the labor market. Any difficulty in obtaining stockholder approval of equity compensation plans could limit our ability to grant equity awards to employees in the future. If we cannot offer equity awards when necessary to offer compensation competitive with those offered by other companies seeking the same employees, it may be difficult to hire and retain skilled employees.

Our acquisitions in the APPS and Inkjet operating segments increased the possibility we will experience additional bad debt expense.

Our OEM customers in the Fiery operating segment are typically large profitable customers with little credit risk to us. Our APPS and Inkjet businesses sell primarily via a direct sales force to a broader base of customers, many

of whom are smaller and potentially less creditworthy. In addition, if we increase our percentage of revenue from our Inkjet customers, many of whom are located overseas in many countries, it may be challenging to enforce our legal rights should collection issues arise.

We sell our products to distributors and, with respect to some regions and products, directly to end-users. If we are unable to effectively manage a direct sales force, revenue could decline.

We have traditionally sold our Fiery products to our OEM customers, who in turn sold our products to end-users. Our Fiery marketing is focused on manufacturers and distributors of the manufacturers' equipment, not the end-users of the product. We sell our professional printing applications and our inkjet printers and ink to both distributors and directly to end-users. If we are unable to effectively manage a direct sales force and develop marketing programs that reach end-users, we are likely to see a decline in revenue from those products.

Acquisitions may result in unanticipated accounting charges or otherwise adversely affect our results of operations and result in difficulties assimilating and integrating operations, personnel, technologies, products, and information systems of acquired companies or businesses.

We seek to develop new technologies and products from both internal and external sources. As part of this effort, we have in the past made, and will likely continue to make, acquisitions of other companies or other companies' assets.

Acquisitions involve numerous risks, such as:

- if we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing stockholders; alternatively, acquisitions made entirely or partially for cash (such as our recent acquisition of Radius) will reduce cash reserves;
- difficulties integrating operations, employees, technologies, or products and the related diversion of management time and effort to accomplish successful integration;
- risks of entering markets in which we have little or no prior experience, or entering markets where competitors have stronger market positions;
- possible write-downs of impaired assets;
- possible restructuring of head count or leased facilities;
- potential loss of key employees of the acquired company;
- possible expense overruns;
- an adverse reaction by customers, suppliers or partners of the acquired company or EFI;
- the risk of changes in ratings by stock analysts;
- potential litigation surrounding transactions or the prior actions of the acquired company or any administrative proceedings;
- the inability to protect or secure technology rights; and
- increased operating costs.

Mergers and acquisitions of companies are inherently risky. We cannot provide assurance that previous or future acquisitions will be successful or will not harm our business, operating results, financial condition, or stock price.

We face risks relating to the potential impairment of goodwill and long-lived assets.

We complete a review of the carrying value of our assets annually and, based on a combination of factors, we may be required to perform an interim analysis. During the fourth quarter of 2008, our market capitalization

declined significantly as a result of declining worldwide economic conditions caused by the tightening of global credit markets. Based on a combination of factors including the recent economic environment, the resulting erosion in our market capitalization, and the degradation of our revenue forecast subsequent to the third quarter of 2008, we performed an interim impairment analysis during the fourth quarter of 2008. Based on the outcome of the interim impairment analysis, we concluded that an impairment had occurred relating to the Inkjet reporting unit resulting in a non-cash impairment charge of $111.9 million during the quarter related to goodwill and other long-lived assets. Additional asset impairment charges of $0.7 and $3.2 million were recognized during 2010 and 2009, respectively, resulting primarily from equipment and non-cancellable purchase orders incurred relating to a planned product that was cancelled, a facility closure, and the write-off of a private minority investment. Additional goodwill impairment charges have not been required based on the results of the goodwill impairment assessments completed during 2010 and 2009.

Given the uncertainty of the economic environment and its potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2010 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2011 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

While impairment does not impact reported cash flows, it does result in a non-cash charge in the Consolidated Statements of Operations and thus no assurance can be given that any future impairments would not affect our financial performance and valuation of assets and, as a result, harm our business, operating results, financial condition, or stock price.

We face risks from currency fluctuations.

Approximately $210.3 (42%), $171.8 (43%), and $262.5 (47%) million of our revenue for the years ended December 31, 2010, 2009, and 2008, respectively, shipped to locations outside the Americas, primarily to Europe, Middle East and Africa ("EMEA") and Japan. We expect that sales shipped outside the Americas will continue to represent a significant portion of total revenue. The majority of our revenue is invoiced in U.S. dollars.

Given the significance of non-U.S. sales to our total revenue, we face a continuing risk from the fluctuation of the U.S. dollar versus foreign currencies. When we invoice our customers in their respective local currencies, our cash flows and earnings are exposed to fluctuations in interest rates and foreign currency exchange rates between the invoiced currency and the U.S. dollar.

We have a substantial number of international employees, resulting in material operating costs denominated in foreign currencies. Changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect our consolidated operating expenses and operating income (loss) as expressed in U.S. dollars. We have attempted to limit these exposures through operational strategies where we have considered it appropriate in the past, although no hedging activities occurred prior to 2009. The notional amount of our cash flow hedge of our operating expense exposure in Indian rupees was $2.5 million at December 31, 2010.

Our efforts to reduce risk from our international operations and from fluctuations in foreign currencies or interest rates may not be successful, which could harm our financial condition and operating results.

We face risks from our international operations.

We are subject to certain risks because of our international operations. Changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business. Our inability or failure to obtain

required approvals could harm our international and domestic sales. Trade legislation in either the U.S. or other countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to sell or manufacture in international markets. Some of our sales to international customers are made under export licenses that must be obtained from the U.S. Department of Commerce ("DOC") and certain transactions require prior approval of the DOC or other governmental agencies. Changes in governmental regulation and our inability or failure to obtain required approvals, permits, or registrations could harm our international and domestic sales and adversely affect our revenue, business, and operations. Any violations could result in fines and penalties, including prohibiting us from exporting our products to one or more countries, and could materially and adversely affect our business.

Local laws and customs in many countries differ significantly from those in the U.S. We incur additional legal compliance costs associated with our international operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the U.S. In many foreign countries, particularly those with developing economies, it may be common to engage in business practices that are prohibited by U.S. regulations such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, and agents, as well as companies to which we outsource business operations, including those based in or from countries where practices that violate such U.S. laws may be customary, will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

Other risks include natural disasters and political or economic conditions in a specific country or region. In addition, many countries in which we derive revenue do not have comprehensive and highly developed legal systems, particularly with respect to the protection of intellectual property rights, which, among other things, can result in a prevalence of infringing products and counterfeit goods in certain countries, which could harm our business and reputation.

We may be unable to adequately protect our proprietary information and may incur expenses to defend our proprietary information.

We rely on a combination of copyright, patent, trademark, and trade secret protection, nondisclosure agreements, licensing, and cross-licensing arrangements to establish, maintain, and protect our intellectual property rights, all of which afford only limited protection. We have patents and pending patent applications in the U.S. and various foreign countries. There can be no assurance that patents will issue from our pending applications or from any future applications, or that, if issued, any claims allowed will be sufficiently broad to protect our technology. Any failure to adequately protect our proprietary information could harm our financial condition and operating results. We cannot be certain that any patents that have been, or may in the future be issued to us, or which we license from third parties, or any other proprietary rights will not be challenged, invalidated, or circumvented. In addition, we cannot be certain that any rights granted to us under any patents, licenses, or other proprietary rights will provide adequate protection of our proprietary information.

As different areas of our business change or mature, from time to time we evaluate our patent portfolio and decide to either pursue or not pursue specific patents and patent applications related to such areas. Choosing not to pursue certain patents, patentable applications, and failing to file applications for potentially patentable inventions, may harm our business by, among other things, enabling our competitors to more effectively compete with us, reducing potential claims we can bring against third parties for patent infringement and limiting our potential defenses to intellectual property claims brought by third parties.

Litigation has been, and may continue to be, necessary to defend and enforce our proprietary rights. Such litigation, whether or not concluded successfully, could involve significant expense and the diversion of our attention and other resources, which could harm our financial condition and operating results.

We face risks from third party claims of infringement and potential litigation.

Third parties have claimed in the past, and may claim in the future, that our products infringe, or may infringe, their proprietary rights. Such claims have resulted in lengthy and expensive litigation in the past and could have a similar result in the future. Such claims and any related litigation, whether or not we are successful in the litigation, could result in substantial costs and diversion of our resources, which could harm our financial condition and operating results. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot assure you that any such licenses could be obtained on acceptable terms, if at all.

We may be subject to environmental-related liabilities due to our use of hazardous materials and solvents.

Our business operations involve the use of certain hazardous materials at three separate locations. At these facilities, we manufacture and/or store ink used in some of our printers with solvents and other hazardous materials. Those materials are subject to various governmental regulations relating to their transfer, handling, packaging, use, and disposal. We store ink at warehouses worldwide, including Europe and the U.S., and shipping companies ship it at our direction. We face potential liability for problems such as large spills or fires that may arise at ink manufacturing locations. While we customarily obtain insurance coverage typical for this kind of risk, such insurance may not be sufficient. If we fail to comply with these laws or an accident involving our ink waste or chemicals occurs, or if our insurance coverage is not sufficient, then our business and financial results could be harmed. We continue to monitor environmental compliance regulations to ensure that our products are made fully compliant prior to the implementation of any potential new requirements. However, new unforeseen legislation could require us to reengineer our products, complete costly analyses, or perform supplier surveys, which could harm our business and negatively impact our financial results. We could also incur additional costs and liabilities in connection with non-compliant product recalls, regulatory fines, and exclusion of non-compliant products from certain markets.

Future sales of our hardware products could be limited if we don't comply with current and future environmental/chemical content regulation in electrical and electronic equipment.

We believe that our products are currently compliant with RoHS, WEEE, REACH, and other regulations for the European Union as well as with China RoHS, and other applicable international, U.S., state, and local environmental regulations. We continue to monitor environmental compliance regulations to ensure that our products are made fully compliant prior to the implementation of any potential new requirements. However, new unforeseen legislation could require us to reengineer our products, complete costly analyses, or perform supplier surveys, which could harm our business and negatively impact our financial results. We could also incur additional costs, sanctions, and liabilities in connection with non-compliant product recalls, regulatory fines, and exclusion of non-compliant products from certain markets.

Our products may contain defects, which are not discovered until after shipping, which could subject us to warranty claims in excess of our warranty reserves.

Our products consist of hardware and software developed by ourselves and others, which may contain undetected errors. We have in the past discovered software and hardware errors in certain of our products after their introduction, resulting in warranty expense and other expenses incurred in connection with rectifying such errors or, in certain circumstances, replacing the defective product, which may damage our relationship with our customers. Errors could be found in new versions of our products after commencement of commercial shipment and any such errors could result in a loss or delay in market acceptance of such products and thus harm our reputation and revenue. Errors in our products (including errors in licensed third party software) detected prior to new product releases could result in delays in the introduction of new products and the incurrence of additional expense, which could harm our operating results. We generally provide a twelve month warranty from date of shipment for certain Fiery controller and Inkjet printer products, which may cover both parts and labor. Our standard warranties contain limits on damages and exclusions, including but not limited to alteration,

modification, misuse, mishandling, storage, or operation in improper environments. While we record an accrual for estimated warranty costs when estimable and probable, based on historical experience, we may incur additional costs of revenue and operating expenses if our warranty provision does not reflect the actual cost of resolving issues related to defects in our products or if our liability limitations are declared enforceable, which could harm our business, financial condition, and operating results.

Actual or perceived security vulnerabilities in our products could adversely affect our revenue.

Maintaining the security of our software and hardware products is an issue of critical importance to our customers and for us. There are individuals and groups who develop and deploy viruses, worms, and other malicious software programs that could attack our products. Although we take preventative measures to protect our products, and we have a response team that is notified of high risk malicious events, these procedures may not be sufficient to mitigate damage to our products. Actual or perceived security vulnerabilities in our products could lead some customers to seek to return products, reduce or delay future purchases, or purchase competitive products. Customers may also increase their expenditures to protect their computer systems from attack, which could delay or reduce purchases of our products. Any of these actions or responses by customers could adversely affect our revenue.

System failures, or system unavailability, could harm our business.

We rely on our network infrastructure, internal technology systems, and internal and external websites for our development, marketing, operational, support, and sales activities. Our hardware and software systems related to such activities are subject to damage from malicious code released into the public Internet through vulnerabilities in popular software programs. These systems are also subject to acts of vandalism and to potential disruption by actions or inactions of third parties. Any event that causes failures or interruption in our hardware or software systems could harm our business, financial condition, and operating results.

The location and concentration of our facilities subjects us to risk of earthquakes, floods, or other natural disasters.

Our corporate headquarters, including most of our research and development facilities, are located in the San Francisco Bay Area, which is known for seismic activity. This area has also experienced flooding in the past. Many of the components necessary for our products are purchased from suppliers based in areas including the San Francisco Bay Area, Taiwan, and Japan and are therefore subject to risk from natural disasters. A significant natural disaster, such as an earthquake, flood, tsunami, hurricane, typhoon, or other business interruptions due, for example, to power shortages and other interruptions could harm our business, financial condition, and operating results.

We are subject to numerous federal and state employment laws and may face claims in the future under such laws.

We are subject to numerous federal and state employment laws and from time to time we face claims by our employees and former employees under such laws. Although there are no pending or threatened claims under wage and hour laws against us, we cannot assure you that claims under such laws or other employment-related laws will not be made in the future against us, nor can we predict the likely impact of any such claims on us, or that, if asserted, we would be able to successfully resolve any such claims without incurring significant expense.

We may be subject to risk of loss due to fire because certain materials we use in our ink manufacturing process are flammable.

We use flammable materials in the ink manufacturing process and may, therefore, be subject to a risk of loss resulting from fire. The risk of fire associated with these materials cannot be completely eliminated. We own

certain facilities that manufacture our ink, which increases our exposure to such risk if these facilities are destroyed. We maintain insurance policies to cover losses caused by fire, including business interruption insurance. If one or more of these facilities is damaged or otherwise ceases operations as a result of fire, it would reduce manufacturing capacity and, consequently, may reduce revenue and adversely affect our business.

The value of our investment portfolio is subject to interest rate volatility.

We have an investment portfolio of fixed income securities classified as available-for-sale securities. As a result, our investment portfolio is subject to counterparty risk and volatility if market interest rates fluctuate. We attempt to limit this exposure to interest rate risk by investing in securities with maturities of less than three years; however, we may be unable to successfully limit our risk to interest rate fluctuations and this may cause volatility in our investment portfolio value.

Our stock price has been volatile historically and may continue to be volatile.

The market price for our common stock has been and may continue to be volatile. During the twelve months ended December 31, 2010, the price of our common stock as reported on The NASDAQ Global Select Market ranged from a low of $9.18 to a high of $14.87. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

- actual or anticipated variations in our quarterly or annual operating results;
- ability to complete stock repurchase programs;
- our failure to meet analyst expectations;
- announcements of technological innovations or new products or services by our competitors or by us;
- announcements relating to strategic relationships, acquisitions, or investments;
- announcements by our customers regarding their businesses or the products in which our products are included;
- changes in financial estimates or other statements by securities analysts;
- terrorist attacks and the affects of military engagements or natural disasters;
- changes in the rating of our securities;
- commencement of litigation or adverse results of pending litigation;
- changes in the financial performance and/or market valuations of other software and high technology companies; and
- changes in general economic conditions.


Form 10-K

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts from time to time and the trading prices of our securities could decline as a result. The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies, including the continuing uncertainty in our economy. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of high technology companies could depress our stock price regardless of our operating results.

Our stock repurchase program could affect our stock price and add volatility.

On February 9, 2011, our Board of Directors approved a $30 million stock repurchase program. Any repurchases pursuant to our stock repurchase program could affect our stock price and add volatility. There can be no

assurance that repurchases will be made at the best possible price. Potential risks and uncertainties also include, but are not necessarily limited to, the amount and timing of future stock repurchases and the origin of funds used for such repurchases. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time. Any such suspension could cause the market price of our stock to decline.

Under regulations required by the Sarbanes-Oxley Act of 2002, our internal controls over financial reporting may be deemed to be ineffective and this could have a negative impact on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an ongoing basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. Although no known material weaknesses are believed to exist at this time, it is possible that material weaknesses could be identified. If we are unable to remediate the weaknesses, our management would be required to conclude and disclose that our internal controls over financial reporting were not effective. In addition to their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, errors, omissions, or fraud.

A reduction in our net income as reported in our financial statements could increase the likelihood of identifying a material weakness in our internal controls over financial reporting.

The threshold for determining whether we have a material weakness in internal controls over financial reporting as defined by the Sarbanes-Oxley Act of 2002 is, in part, based on our net income. Lowered net income, with an associated lowered materiality threshold, may increase our risk that internal control weaknesses may result in a material misstatement in the financial statements.

Our remaining synthetic lease arrangement may adversely affect our cash flow.

As of December 31, 2008, we were a party to two synthetic leases (the "301 Lease" and the "303 Lease", together "Leases") covering our Foster City facilities located at 301 and 303 Velocity Way, Foster City, California. These leases provided a cost effective means of providing adequate office space for our corporate offices. Both Leases were scheduled to expire in July 2014. The Leases included an option to purchase the facilities for the amount expended by the lessor to purchase the facilities. We exercised our purchase option in January 2009 with respect to the 301 Lease in conjunction with the sale of building and land for $137.3 million. The property sold included approximately thirty acres of land and the 163,000 square foot office building located on the land at 301 Velocity Way, Foster City, California, and certain other assets related to the property.

We guaranteed to the lessor a residual value associated with the buildings equal to 82% of their funding of the respective Leases. Under the financial covenants, we must maintain a minimum net worth and a minimum tangible net worth as of the end of each quarter. There is an additional covenant regarding mergers. We are liable to the lessor for the financed amount of the buildings if we default on our covenants. Since we exercised our purchase option with respect to the 301 Lease, our exposure under our remaining synthetic lease arrangement is $56.9 million as of December 31, 2010. We were in compliance with all such financial and merger-related covenants as of December 31, 2010.

Our remaining synthetic lease arrangement with respect to the 303 Lease could have significant negative consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions, as we are required to maintain compliance with financial covenants regardless of external conditions;
- limit our ability to obtain additional financing due to covenants and the existing leverage;

- require the dedication of funds to comply with the financial covenants, thereby reducing the availability of cash and/or ability to obtain financing to fund our growth strategy, working capital, capital expenditures, and other general corporate purposes; and
- limit our flexibility in planning for, or reacting to, changes in our business and our industry by restricting funds available to address such changes; and place us at a competitive disadvantage relative to our competitors.

Our profitability may be affected by unanticipated changes in our tax provisions, the adoption of new U.S. tax legislation, or exposure to additional income tax liabilities.

We are subject to income taxes in the U.S. and many foreign countries. The amounts we charge for intercompany transactions can impact our tax liabilities. We are potentially subject to tax audits in various countries and tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We regularly review the likely outcomes of these audits to determine whether our tax provisions are sufficient. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the final assessments of these audits can have a material impact on our net income. In addition, our effective tax rate in the future may be impacted by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and new information discovered during the preparation of our tax returns. In addition, U.S. tax legislative proposals could adversely affect our effective tax rate, if enacted. Any of these changes could negatively impact our net income.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements. Any changes to those estimates and assumptions could adversely affect our results of operations.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates are described in "Critical Accounting Policies" within "Management's Discussion and Analysis of Financial Condition and Results of Operations". We make certain estimates, including decisions related to provisions for legal proceedings, revenue recognition, inventory obsolescence, uncollectible receivables, warranty exposures, stock-based compensation, restructuring reserves, valuation of acquired businesses, goodwill and asset impairment assessment, and other contingencies. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations.

Certain provisions contained in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could delay or impair a change in control.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by our Board of Directors. Our amended and restated certificate of incorporation allows the Board of Directors to issue preferred stock, which may include powers, preferences, privileges, and other rights superior to our common stock, and which could limit our stockholders' ability to transfer their shares and may affect the price they are able to obtain. Our amended and restated bylaws do not allow stockholders to call special meetings and include, among other things, procedures for advance notification of stockholder nominations and proposals, which may have the effect of delaying or impairing attempts by our stockholders to remove or replace management, to commence proxy contests, or to effect changes in control or hostile takeovers of the Company. In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law, which imposes restrictions on certain transactions between a corporation

and certain significant stockholders. These provisions could also have the effect of delaying or impairing the removal or replacement of management, proxy contests, or changes in control. Any provision of our amended and restated certificate of incorporation and amended and restated bylaws that has the effect of delaying or impairing a change in control of the Company could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that certain investors may be willing to pay for our common stock.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

As of December 31, 2010 we owned or leased a total of approximately 0.9 million square feet worldwide. The following table sets forth the location, size, and use of our principal facilities (square footage in thousands):

Location	Square footage	Percent Utilized	Leased or owned	Operating Segment	Principal uses
Foster City, California (303 Velocity Way)	295	100%	Leased*	Corporate	Corporate offices, design and engineering, product testing, sales, customer service
Meredith, New Hampshire	163	100%	Owned	Inkjet	Manufacturing (VUTEk printers), design and engineering, sales, customer service
Bangalore, India	145***	100%	Leased	All	Design and engineering, sales, administrative services
Ypsilanti, Michigan	70	100%	Leased	Inkjet	Manufacturing (ink), design and engineering, sales, customer service
Norcross, Georgia	52	100%	Leased	APPS	Design and engineering
Minneapolis, Minnesota	44	100%	Owned	APPS	Design and engineering, customer service, software engineering
Scottsdale, Arizona	29	58%**	Leased	APPS	Administrative services, customer service
Ratingen, Germany	27	100%	Leased	Fiery	Software engineering, sales, customer service
Pittsburgh, Pennsylvania	18	100%	Leased	APPS	Software engineering, sales
Brussels, Belgium	17	100%	Leased	Inkjet	Sales, customer service
Schiphol-Rijk, The Netherlands	17	100%	Leased	Inkjet	European corporate offices, sales, support services
Parsippany, New Jersey	12	69%**	Leased	APPS	Design and engineering
Lebanon, New Hampshire	9	100%	Leased	APPS	Software engineering
Jacksonville, Florida	8	100%	Leased	APPS	Software engineering
San Jose, California	6	100%	Leased	Inkjet	Manufacturing (Rastek printers), design and engineering, customer service
Dronfield, United Kingdom	5	100%	Leased	Inkjet	Software engineering, sales, customer service

* We have an option to purchase this facility during or at the end of the lease term for the amount expended by the lessor to purchase the facility. Please see Note 8—Commitment and Contingencies of the Notes to Consolidated Financial Statements.

** Non-utilized square footage has been fully reserved.

*** Currently occupying two facilities as part of our transition into a new facility in 2011.

We lease eight additional domestic and international regional operations and sales offices, excluding facilities that have been fully reserved. We believe that our facilities, in general, are adequate for our present needs. We do not expect that we would experience difficulties in obtaining additional space at fair market rates, if the need arose.

Item 3: Legal Proceedings

Legal Proceedings

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, securities laws, intellectual property rights, employment matters, and other litigation matters relating to various claims that arise in the normal course of business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing specific litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Because of the uncertainties related to both the amount and ranges of possible loss from pending litigation matters, we are unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable outcomes. Taking all of the above factors into account, we reserve an amount that we could reasonably expect to pay for the cases discussed. However, our estimates may be incorrect and we could pay more or less than our current accrual. Litigation can be costly, diverting management's attention and could, upon resolution, have a material adverse effect on our business, results of operations, financial condition, and cash flow.

As of December 31, 2010, we were subject to the various claims, lawsuits, investigations, or proceedings discussed below, as well as certain other legal proceedings that have arisen in the ordinary course of business.

Durst Fototechnik Technology GmbH ("Durst") v. Electronics for Imaging GmbH ("EFI GmbH") and EFI, et al.:

On February 23, 2007, Durst brought an action to enforce a utility model registration patent right against EFI GmbH in the Mannheim District Court in Germany. On May 10, 2007, EFI GmbH filed its Statement of Defenses. These defenses include lack of jurisdiction, non-infringement, invalidity, and unenforceability based on Durst's improper actions before the German patent office. EFI filed its Statement of Defense on August 29, 2007. EFI's defenses include those for EFI GmbH, as well as an additional defense for prior use based on EFI's own European patent rights. The Mannheim court conducted a trial on November 30, 2008, and, following a recess to receive additional expert testimony, finished the trial on August 28, 2009.

In a subsequent decision, the Manheim court invalidated Durst's utility model registration patent and dismissed Durst's actions against EFI on February 26, 2010. Durst has appealed the decision and the appeal is currently pending at the court of appeal in Karlsruhe, Germany.

N.V. Perfectproof Europe v. BEST GmbH

On December 31, 2001, N.V. Perfectproof Europe ("Perfectproof") filed a complaint against BEST GmbH, currently Electronics for Imaging, GmbH ("BEST") in the *Tribunal de Commerce* of Brussels, Belgium (the "Commercial Court"), alleging unlawful unilateral termination of an alleged "exclusive" distribution agreement and claiming damages of approximately EUR 599,946 for such termination and additional damages of EUR 247,894, or a total of approximately $1.1 million. In a judgment issued by the Commercial Court on June 24, 2002, the court declared that the distribution agreement was not "exclusive" and challenged its jurisdiction over the claim. Perfectproof appealed the judgment, and by decision dated November 30, 2004, the *Court d'Appel* of Brussels (the "Court of Appeal") rejected the appeal and sent the case back to the Commercial Court. Subsequently, by judgment dated November 17, 2009, the Commercial Court dismissed the action for lack of jurisdiction of Belgian courts over the claim. On March 25, 2009, Pefectproof appealed to the Court of Appeal. On November 16, 2010, the Court of Appeal declared, among other things, that the Commercial Court was competent to hear the case and that the agreement between BEST and Perfectproof should be analyzed as an "exclusive" distribution agreement and as such, was subject to reasonable notice prior to termination. The court

further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to determine the amount of damages within the court's guidelines. While the determination of damages by the expert is in process, BEST intends to appeal the decision of the Court of Appeal to the *Cour de cassation* (the Supreme Court) of Brussels.

Item 4: *Reserved*

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded on The NASDAQ Global Select Market (formerly The NASDAQ National Market) under the symbol EFII since October 2, 1992. The table below lists the high and low sales price during each quarter the stock was traded in 2010 and 2009.

	2010				2009			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High ...	$13.61	$14.86	$12.20	$14.87	$10.40	$12.00	$12.93	$13.15
Low ...	$11.25	$ 9.22	$ 9.18	$11.95	$ 7.75	$ 8.81	$10.18	$11.10

As of February 25, 2011 there were 153 stockholders of record, which does not include a substantially greater number of "street name" holders or beneficial holders of our common stock, whose shares are held of record by banks, brokers, and other financial institutions.

We did not declare or pay cash dividends on our common stock in either 2010 or 2009. We currently anticipate that we will retain all available funds for the operation of our business and do not plan to pay any cash dividends in the foreseeable future.

Equity Compensation Plan Information

Information regarding our equity compensation plans may be found in Item 12 of this Annual Report on Form 10-K and is incorporated herein by reference.

Repurchases of Equity Securities

Repurchases of equity securities during the twelve months ended December 31, 2010 were as follows (in thousands except per share amounts):

Fiscal month	Total number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Approximate dollar value of shares that may yet be purchased under the plans
January 2010	4	$11.86	—	$ —
February 2010	51	11.80	—	—
March 2010	72	11.99	—	—
April 2010	1	11.90	—	—
May 2010	7	12.64	—	—
June 2010	—	—	—	—
July 2010	—	—	—	—
August 2010	64	10.91	—	—
September 2010	1	11.35	—	—
October 2010	—	—	—	—
November 2010	7	13.09	—	—
December 2010	36	14.65	—	—
Total	243		—	$ —

(1) Represents shares purchased from employees to satisfy tax withholding obligations that arose on the vesting of restricted stock units ("RSUs").

Comparison of Cumulative Total Return among Electronics For Imaging, Inc., NASDAQ Composite, and NASDAQ Computer Manufacturers Index

The stock price performance graph below includes information required by the SEC and shall not be deemed incorporated by reference by any general statement incorporating by reference in this Annual Report on Form 10-K into any filing under the Securities Act or under the Exchange Act, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under the Securities Act or the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act.

The following graph compares cumulative total returns based upon an initial investment of $100 in the Company's common stock to the NASDAQ Composite and the NASDAQ Computer Manufacturers Index. The stock price performance shown on the graph below is not indicative of future price performance and only reflects the Company's relative stock price for the five-year period ending on December 31, 2010. All values assume reinvestment of dividends and are calculated at December 31 of each year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronics For Imaging, Inc., The NASDAQ Composite Index
And the NASDAQ Computer Manufacturers Index
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
Electronics For Imaging, Inc.
NASDAQ Composite
NASDAQ Computer Manufacturers

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6: Selected Financial Data

The following table summarizes selected consolidated financial data as of and for the five years ended December 31, 2010. This information should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes thereto. For a more detailed description, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in thousands, except per share amounts)	For the years ended December 31, 2010	2009	2008	2007	2006
Operations[1]					
Revenue	$504,007	$401,108	$ 560,380	$ 620,586	$ 564,611
Gross profit[2]	267,685	211,483	317,417	361,147	335,170
Income (loss) from operations[2][3]	(1,630)	(67,017)	(145,015)	(2,231)	15,561
Net income (loss)[2][3][4]	$ 7,487	$ (2,171)	$(113,444)	$ 26,843	$ (183)
Earnings per share					
Net income (loss) per basic common share	$ 0.16	$ (0.04)	$ (2.16)	$ 0.47	$ (0.00)
Net income (loss) per diluted common share	$ 0.16	$ (0.04)	$ (2.16)	$ 0.44	$ (0.00)
Shares used in basic per-share calculation	45,387	49,682	52,553	56,679	56,559
Shares used in diluted per-share calculation	47,152	49,682	52,553	68,102	56,559
Financial Position					
Cash, cash equivalents, and short-term investments	$229,663	$204,201	$ 189,351	$ 499,852	$ 510,171
Working capital	265,250	246,652	293,830	270,677	261,774
Total assets	706,581	661,181	751,948	1,157,739	1,144,651
Convertible senior debentures	—	—	—	240,000	240,000
Stockholders' equity	551,749	522,426	601,218	743,996	751,578

(1) Includes acquired company results of operations beginning on the date of acquisition. See Note 2—Acquisitions of the Notes to Consolidated Financial Statements for a summary of recent acquisitions with respect to the years ended December 31, 2010, 2009, and 2008.

(2) Gross profit includes $2.3 million provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent to UV technology for the year ended December 31, 2010.

(3) Income (loss) from operations includes the following:

- Stock-based compensation expense of $15.9, $18.6, $33.4, $24.5, and $23.7 million for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively. We implemented ASC 718, Stock Compensation, as of January 1, 2006. See Note 12—Employee Benefit Plans of the Notes to Consolidated Financial Statements.
- Goodwill and long-lived asset impairment charges of $0.7, $3.2, and $111.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.
- Restructuring and other charges of $3.6, $9.0, $11.0, $1.5, and $1.0 million for the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.
- Acquisition-related costs of $1.2 million for the year ended December 31, 2010 in connection with our acquisition of Radius consistent with the new accounting guidance with respect to business combinations.

- Acquired in-process research & development ("IPR&D") costs of $2.7 and $8.5 million for the years ended December 31, 2008 and 2006, respectively, were incurred in association with acquisitions that closed prior to the new accounting guidance with respect to business combinations becoming effective.

(4) Net income (loss) includes the following:

- Benefit from the release of previously unrecognized tax benefits of $8.7 million for the year ended December 31, 2010 resulting from the expiration of U.S. federal and state statutes of limitations in 2010.
- Gain on sale of building and land of $80 million for the year ended December 31, 2009 resulting from the sale of a portion of our Foster City, California campus in January 2009 for $137.3 million to Gilead.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K.

All assumptions, anticipations, expectations, and forecasts contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes," and similar language. Our actual results could differ materially from those discussed here. For a discussion of the factors that could impact our results, readers are referred to Item 1A, "Risk Factors," in Part I of this Annual Report on Form 10-K and to our other reports filed with the SEC. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Overview

Key financial results for 2010 were as follows:

- Our consolidated revenue increased by approximately 26%, or $102.9 million, from $401.1 million for the year ended December 31, 2009 to $504.0 million for the year ended December 31, 2010 consisting of increased Fiery, Inkjet, and APPS revenue of $45.6, $47.9, and $9.4 million, respectively.
    - Fiery revenue increased by 24% primarily due to strong demand for our digital color controllers in the high-end production market. Recent new and refreshed OEM engine launches contributed to the revenue increase.
    - Inkjet revenue increased by 30% primarily due to GS series printer sales and significantly increased UV printer and ink sales. Coming out of the 2009 downturn, the transition from solvent to UV printers has accelerated. UV ink and service part sales increased reflecting the high utilization that our UV printers are experiencing in the field, partially offset by decreased solvent printer installed base demand, also measured by solvent ink usage and service parts. Prior year Inkjet revenue had decreased significantly due to tightened credit markets, which made it difficult for our customers to obtain financing in 2009.
    - APPS revenue increased by 19% due to revenue realized from our recently acquired Radius packaging software, in addition to increased Pace and web-to-print revenue.
- Gross profits were 53% of revenue in 2010, which was comparable to the 2009 gross profit percentage. Improving Inkjet gross profits due to fixed manufacturing costs being spread over higher Inkjet revenue, higher selling prices for new products launched in 2010, and favorable product mix shift toward higher margin printers, partially offset by the provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent to UV technology and engineering design modifications to improve quality and reduce warranty exposure.

- Operating expenses as a percent of revenue decreased from 70% in 2009 to 53% in 2010 primarily due to decreased amortization of identified intangibles, restructuring and other, and asset impairment. Decreased intangible amortization resulted from full amortization of VUTEk existing technology in 2009, partially offset by increased intangible amortization in 2010 due to the Radius acquisition. Restructuring and other and asset impairment decreased in 2010 as compared with 2009 primarily due to higher personnel-related restructuring charges in 2009 and the write-off of equipment and non-cancellable purchase orders incurred relating to a planned product that was cancelled in 2009.
- Interest and other income (expense) decreased by $4.4 million primarily driven by realized and unrealized foreign exchange losses in 2010 and decreased interest income on our investments, offset by losses on equity method investments in 2009.
    - The $3.4 million foreign exchange fluctuation primarily resulted from recovery in the value of the Euro and, to a lesser extent, from recovery in the value of the British pound during 2010.
    - Interest income on our investments decreased by $2.1 million in 2010 resulting from lower investment balances and interest rates as we sold a substantial portion of our investment portfolio during 2009 to generate cash for the repurchase of our common stock under the accelerated share repurchase ("ASR") during the first quarter of 2009 and the "modified Dutch auction" tender offer during the fourth quarter of 2009.
    - We incurred losses on equity method investments of $1.4 million in 2009.
- In 2010, we recorded a tax benefit of $9.1 million on a pre-tax operating loss of $1.6 million compared to a tax provision of $18.2 million recorded in 2009 on pre-tax operating income of $16.0 million. The change from 2010 to 2009 primarily related to the benefit realized from the release of previously unrecognized tax benefits resulting from the expiration of U.S. federal and state statutes of limitations in 2010 compared to the charge related to the sale of building and land in 2009.

Results of Operations

The following table sets forth items in our consolidated statements of operations as a percentage of total revenue for 2010, 2009, and 2008. These operating results are not necessarily indicative of results for any future period.

	Years ended December 31,		
	2010	2009	2008
Revenue	100%	100%	100%
Gross profit	53	53	57
Operating expenses:			
Research and development	21	28	25
Sales and marketing	21	25	21
General and administrative	8	9	8
Amortization of identified intangibles	2	5	5
In-process research & development	—	—	1
Restructuring and other	1	2	2
Goodwill and asset impairment	0	1	20
Total operating expenses	53	70	82
Loss from operations	(0)	(17)	(25)
Interest and other income (expense), net	(0)	1	2
Gain on sale of building and land	—	20	—
Income (loss) before income taxes	(0)	4	(23)
Benefit from (provision for) income taxes	2	(5)	4
Net income (loss)	2%	(1)%	(19)%

Revenue

We classify our revenue, gross profit, assets, and liabilities in accordance with our three operating segments as follows:

- "Fiery" includes products, services, and technology, which transform digital copiers and printers into high performance networked printing devices, and is made up of stand-alone and embedded controllers, bundled solutions, and design-licensed solutions primarily for the office market and commercial printing markets. This operating segment includes our Fiery series (external print servers and embedded servers), Splash and MicroPress, color and black & white server products, software options for Fiery products, including proofing and scanning solutions, and parts.
- "Inkjet" consists of sales of super-wide and wide format inkjet printers, industrial inkjet printers, ink, parts, and service revenue from the VUTEk, Jetrion, and Rastek businesses.
- "APPS" consists of software technology focused on printing workflow, PMIS, e-commerce, and job tracking tools.

Our revenue by operating segment for the years ended December 31, 2010, 2009, and 2008 was as follows (in thousands):

	Years ended December 31,						% change	
							2010 over 2009	2009 over 2008
	2010		2009		2008			
Fiery	$238,621	47%	$193,012	48%	$289,065	52%	24%	(33)%
Inkjet	207,654	41	159,732	40	219,959	39	30	(27)
APPS	57,732	12	48,364	12	51,356	9	19	(6)
Total revenue	$504,007	100%	$401,108	100%	$560,380	100%	26%	(28)%

Proofing software revenue previously reported in the APPS operating segment of $8.6 and $10.3 million for the years ended December 31, 2009 and 2008, respectively, has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of proofing software from the APPS to the Fiery operating segment. Total revenue for the years ended December 31, 2009 and 2008 has not changed.

Overview

Revenue was $504.0, $401.1, and $560.4 million for the years ended December 31, 2010, 2009, and 2008, respectively, resulting in a 26% increase in 2010 compared with 2009 and a 28% decrease in 2009 compared with 2008. The $102.9 million increase in 2010 compared with 2009 consisted of increased Fiery, Inkjet, and APPS revenue of $45.6, $47.9, and $9.4 million, respectively. The $159.3 million decrease in 2009 compared with 2008 consisted of decreased Fiery, Inkjet, and APPS revenue of $96.1, $60.2, and $3.0 million, respectively.

Fiery Revenue

Fiery revenue increased by $45.6 million, or 24%, in 2010 compared with 2009, which was primarily driven by strong demand for our digital color controllers in the high-end production market. Recent new and refreshed OEM engine launches contributed to the revenue increase.

Fiery revenue declined by $96.1 million, or 33%, in 2009 compared with 2008, which was primarily driven by reduced demand from our OEM customers due to a weak global economy in 2009, as well as OEM customers reducing their inventory levels. The tightening global credit markets also contributed to the revenue decline as it remained relatively more difficult for some of the customers of our OEMs to obtain financing.

Inkjet Revenue

Inkjet revenue increased by $47.9 million, or 30%, in 2010 compared with 2009, primarily due to GS series printer sales and significantly increased UV printer and ink sales. Coming out of the 2009 downturn, the transition from solvent to UV printers has accelerated. UV ink and service part sales increased reflecting the high utilization that our UV printers are experiencing in the field, partially offset by decreased solvent printer installed base demand, also measured by solvent ink usage and service parts.

Inkjet revenue declined by $60.2 million, or 27%, in 2009 compared with 2008, primarily driven by a weak global economy and tight credit markets as some of our customers were challenged in their attempts to obtain financing to purchase our products. In addition, the softening of the retail sector and related demand for signs, billboards, and point of purchase displays impacted our customers' businesses and their demand for ink, which resulted in a lower demand for our ink products beginning in the fourth quarter of 2008.

APPS Revenue

APPS revenue increased by $9.4 million, or 19% in 2010 compared with 2009 due to revenue realized from our recently acquired Radius packaging software, in addition to increased Pace and web-to-print revenue.

APPS revenue declined by $3.0 million, or 6% in 2009 compared with 2008, which did not decline as significantly on a percentage basis compared with our other operating segments due to the benefits realized from the Pace acquisition, which closed during the third quarter of 2008, and the recurring portion of APPS revenue. APPS recurring revenue includes subscription revenue and maintenance fees.

The APPS operating segment includes our PMIS software, including Monarch, Pace, PSI, Logic, PrintSmith and PrintFlow; our web-based order entry and order management software; and Radius, our print management packaging software. In July 2010, to establish our presence in the packaging industry, we acquired Golflane, a U.K. private limited company, the parent holding company of Radius, a leading provider of PMIS to the packaging industry. In 2008, we reorganized our PMIS product lines after the acquisition of Pace to better leverage our investment in the APPS operating segment and concentrate our resources on fewer products. As a result, we no longer sell PSI and Logic to new customers and have reduced our investment in the development of these products. We currently sell PrintSmith to small print-for-pay and small commercial print shops; Pace to medium and large commercial print shops, display graphics providers, in-plant printing operations, and government printing operations; Monarch to large commercial, publication, and digital print shops; and Radius to the packaging industry.

Our revenue by geographic area for the years ended December 31, 2010, 2009, and 2008 was as follows (in thousands):

	For the years ended December 31,						% change	
	2010		2009		2008		2010 over 2009	2009 over 2008
Americas	$293,747	58%	$229,294	57%	$297,896	53%	28%	(23)%
EMEA	149,488	30	122,696	30	194,474	35	22%	(37)
Japan	41,853	8	35,041	9	52,048	9	19%	(33)
Other international locations	18,919	4	14,077	4	15,962	3	34%	(12)
Total revenue	$504,007	100%	$401,108	100%	$560,380	100%	26%	(28)%

Revenue rebounded in 2010 across all regions and all operating segments within each region. The operating segment geographic breakdown in 2010 remained comparable to 2009. Comparing 2010 to 2009, Americas, EMEA, Japan, and other international location revenue increased by 28%, 22%, 19%, and 34%, respectively. New Fiery and Inkjet product launches have mitigated the impact of the weak economic environment.

Revenue declined in 2009 across all regions. In the individual regions, Fiery and Inkjet declined in the Americas and EMEA, while Fiery declined in Japan. Americas revenue increased from 53% of total revenue in 2008 to 57% of total revenue in 2009 and EMEA revenue decreased from 35% of total revenue in 2008 to 30% of total revenue in 2009, as a result of stronger sales in the Americas, as compared with EMEA, in 2009 as compared with 2008.

Americas revenue decreased by 23% in 2009 compared to 2008, primarily due to weakness in Fiery sales caused by reduced demand from our OEM customers due to the slow economy and weak Inkjet sales due to the tight global credit markets and the decline in global marketing spending. Likewise, the soft retail sector and the related demand impacted our customers' businesses. EMEA revenue decreased 37% in 2009 compared to 2008 also due to the slow economy and tight credit markets in Europe. Japan revenue decreased 33% in 2009 compared to 2008 as a result of reduced Fiery demand. Other international location revenue decreased by 12% in 2009 compared to 2008 mainly driven by lower sales due to the impact of macro-economic conditions.

In the individual regions, Fiery revenue represented 41%, 49%, 90%, and 40% of 2010 revenue in the Americas, EMEA, Japan and other international locations, respectively, compared with 42%, 48%, 91%, and 42% of 2009 revenue.

Inkjet revenue represented 41%, 48%, 9%, and 57% of 2010 revenue in the Americas, EMEA, Japan, and other international locations, respectively, compared with 39%, 49%, 8%, and 55% of 2009 revenue.

APPS revenue represented 18%, 3%, 1%, and 3% of 2010 revenue in the Americas, EMEA, Japan, and other international locations, respectively, compared with 18%, 3%, 1%, and 3% of 2009 revenue.

Within each geographic region, proofing software revenue previously reported in the APPS operating segment for the year ended December 31, 2009 has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of proofing software from the APPS to the Fiery operating segment. Total revenue for the year ended December 31, 2009 has not changed.

Shipments to some of our OEM customers are made to centralized purchasing and manufacturing locations, which in turn ship to other locations, making it more difficult to obtain accurate geographical shipment data. Accordingly, we believe that export sales of our products into each region may differ from what is reported. We expect that sales outside of the U.S. will continue to represent a significant portion of our total revenue.

A substantial portion of our revenue over the years has been attributable to sales through our OEM customers and independent distributor channels. Canon and Xerox each contributed over 10% of our revenue individually and together accounted for approximately 27%, 26%, and 29% of our revenue for the years ended December 31, 2010, 2009, and 2008, respectively. Our dependency on our OEM customers has been decreasing, although the OEM dependency percentage has leveled off in recent years. In 2010, 2009, and 2008, 57%, 57%, and 56%, respectively, of revenue were from non-OEM sources. Over time, we expect the OEM percentage to continue to decline. Because sales of our printer and copier-related products constitute a significant portion of our revenue and there is a limited number of OEMs producing copiers and printers in sufficient volume to be attractive customers for us, we expect that we will continue to depend on a relatively small number of OEM customers for a significant portion of our controller revenue in future periods.

Our decreasing revenue reliance on our major OEM customers is attributable to the increase in the Inkjet and APPS operating segments where most revenue is generated from sales to distributors and direct customers. No assurance can be given that our relationships with these and other significant OEM customers will continue or that we will be successful in increasing the number of our OEM customers or the size of our existing OEM relationships. Several of our OEM customers have reduced their purchases from us at various times in the past and any customer could do so in the future as there are no contractual obligations with most of our OEMs to purchase our products in significant amounts, or at all. Such reductions have occurred in the past and could in the

future have a significant negative impact on our consolidated financial position and results of operations. We expect that if we increase our revenue from Inkjet and APPS products, the percentage of our revenue that comes from individual OEM customers will decrease.

We intend to continue to develop new products and technologies for each of our product lines including new generations of server and controller products, super-wide and wide format printers, and other new product lines, and to distribute those new products to or through current and new OEM customers, distributors, and end-users in 2011 and beyond. No assurance can be given that the introduction or market acceptance of current or future products will be successful.

If sales of our products do not grow over time in absolute terms, or if we are not able to meet demand for higher unit volumes, it could have a material adverse effect on our operating results. There can be no assurance that any products that we introduce in the future will successfully compete, be accepted by the market, or otherwise effectively replace the volume of revenue and/or income from our older products. Market acceptance of our software products, products acquired through acquisitions, and other products cannot be assured. In addition, we may experience loss of sales, unexpected costs, or adverse impact on relationships with customers or suppliers as a result of acquisitions.

We also believe that in addition to the factors described above, price reductions for our products will affect revenue in the future. We have previously reduced, and in the future will likely change, prices for our products. Depending on the price elasticity of demand for our products, the pricing and quality of competitive products, and other economic and competitive conditions, price changes have had, and may in the future have, an adverse impact on our revenue and profit.

Gross Profit

Gross profit by operating segment, excluding stock-based compensation, for the years ended December 31, 2010, 2009, and 2008 was as follows (in thousands):

	Year Ended December 31, 2010				
	Fiery	Inkjet	APPS	Stock-based Compensation Expense	Total
Revenue	$238,621	$207,654	$57,732	$ —	$504,007
Cost of revenue	77,402	139,533	18,403	984	236,322
Gross profit	$161,219	$ 68,121	$39,329	$(984)	$267,685
Gross profit percentages	67.6%	32.8%	68.1%		53.1%

	Year Ended December 31, 2009				
	Fiery	Inkjet	APPS	Stock-based Compensation Expense	Total
Revenue	$193,012	$159,732	$48,364	$ —	$401,108
Cost of revenue	63,772	108,984	15,795	1,074	189,625
Gross profit	$129,240	$ 50,748	$32,569	$(1,074)	$211,483
Gross profit percentages	67.0%	31.8%	67.3%		52.7%

Form 10-K

	Year Ended December 31, 2008				
	Fiery	Inkjet	APPS	Stock-based Compensation Expense	Total
Revenue	$289,065	$219,959	$51,356	$ —	$560,380
Cost of revenue	91,687	130,282	18,523	2,471	242,963
Gross profit	$197,378	$ 89,677	$32,833	$(2,471)	$317,417
Gross profit percentages	68.3%	40.8%	63.9%		56.6%

Proofing software gross profit previously reported in the APPS operating segment of $7.7 and $9.0 million for the years ended December 31, 2009 and 2008, respectively, has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of proofing software from the APPS to the Fiery operating segment. Total gross profit for the years ended December 31, 2009 and 2008 has not changed.

Overview

Our gross profit percentages were 53.1%, 52.7%, and 56.6% for the years ended 2010, 2009, and 2008, respectively. All three operating segments contributed to the small increase in the gross profit percentage in 2010, as compared with 2009. The decrease in the gross profit percentage in 2009 of 52.7%, as compared with 56.6% in 2008, was primarily due to the reduced Inkjet gross profit percentage from 40.8% in 2008 to 31.8% in 2009.

Inkjet revenue was 41%, 40%, and 39% of total revenue in 2010, 2009, and 2008, respectively. Our Inkjet operating segment is growing as a percentage of revenue, which decreases the overall gross profit percentage. The Inkjet gross profit percentage is lower than each of the Fiery and APPS gross profit percentages. Our ink sales represent a continuing revenue stream to existing customers that will increase if our Inkjet customers' production increases. Ink margins are typically higher than overall Inkjet margins.

Fiery Gross Profit

The Fiery gross profit percentage increased from 67.0% in 2009 to 67.6% in 2010 primarily due to a mix shift toward stand-alone servers as stand-alone servers have higher margins than embedded servers, along with costs to launch new products.

The decrease in the Fiery gross profit percentage from 68.3% in 2008 to 67.0% in 2009 was primarily mix-related as embedded servers have lower margins than stand alone servers, along with costs to launch new products. Fiery revenue decreased as a percentage of total revenue from 52% in 2008 to 48% in 2009.

Inkjet Gross Profit

The Inkjet gross profit percentage increased from 31.8% in 2009 to 32.8% in 2010. Improving Inkjet gross profit due to fixed manufacturing costs spread over higher Inkjet revenue, higher selling prices for new products launched in 2010, and favorable product mix shift toward higher margin printers, partially offset by the $2.3 million provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent to UV technology and engineering design modifications to improve quality and reduce warranty exposure.

The decrease in the Inkjet gross profit percentage from 40.8% in 2008 to 31.8% in 2009 resulted from relatively fixed manufacturing costs spread over lower revenue and, to a lesser extent, costs associated with the consolidation of our ink production into a single facility to streamline the production process and reduce ink production costs. Inkjet fixed manufacturing costs decreased as compared with the prior year, but not by enough to offset the revenue decline.

APPS Gross Profit

The increase in the APPS gross profit percentage from 67.3% in 2009 to 68.1% in 2010 was primarily due to increased revenue. APPS revenue was 12% of total revenue in 2010, which was comparable to 2009, but the increase in revenue dollars aided the gross profit percentage due to the fixed component included within the APPS cost of revenue.

The increase in the APPS gross profit percentage from 63.9% in 2008 to 67.3% in 2009 was primarily due to operating efficiencies, which continue to be achieved through the Pace acquisition, which closed during the third quarter of 2008. Our overall gross profit percentage was also aided by increased APPS revenue as a percentage of total revenue from 9% in 2008 to 12% in 2009.

If our product mix changes significantly, our gross profit will fluctuate. In addition, gross profit can be impacted by a variety of other factors. These factors include market prices achieved on our current and future products, availability and pricing of key components (including DRAM, processors, and print heads), subcontractor manufacturing costs, product mix, distribution channel, geographic mix, product transition results, new product introductions, competition, and general economic conditions in the U.S. and abroad. Consequently, gross profit may fluctuate from period to period. In addition, if we reduce prices, gross profit could be lower.

Many of our products and sub-assemblies are manufactured by subcontract manufacturers that purchase most of the necessary components. If our subcontract manufacturers cannot obtain necessary components at favorable prices, we could experience increased product costs. We purchase certain components directly, including processors, memory, certain ASICs, and software licensed from various sources, including Adobe PostScript® software.

Stock-based Compensation

Stock-based compensation expenses were $15.9, $18.6, and $33.4 million, respectively, for the years ended December 31, 2010, 2009, and 2008. We account for stock-based payment awards, in accordance with ASC 718, which requires stock-based compensation expense to be recognized based on the fair value of such awards on the date of grant. We amortize stock-based compensation expense on a graded vesting basis over the vesting period. Stock-based compensation cost is recognized over the requisite service period for each separately vesting tranche as though the award were, in substance, multiple awards. This has the impact of greater stock-based compensation expense during the initial years of the vesting period based on the grant date fair value.

Stock-based compensation expense decreased by $2.7 million, or 15%, from 2009 to 2010 due to fewer equity awards granted in 2010.

Stock-based compensation expense decreased by $14.8 million, or 44%, from 2008 to 2009. Equity awards issued during 2008 and the fourth quarter of 2007 were significant due to the fact that no equity awards were granted during the first 10 months of 2007 because of the stock option review being conducted at that time.

See Note 12—Employee Benefit Plans of the Notes to Consolidated Financial Statements for additional discussion of stock-based compensation.

Operating Expenses

Operating expenses for the years ended December 31, 2010, 2009, and 2008, were as follows (in thousands):

	Years ended December 31,				
				% change	
	2010	2009	2008	2010 over 2009	2009 over 2008
Research and development	$105,769	$110,822	$140,437	(5)%	(21)%
Sales and marketing	107,322	102,001	119,400	5	(15)
General and administrative	38,185	35,033	47,685	9	(27)
Amortization of identified intangibles	12,385	18,479	29,367	(33)	(37)
In-process research & development	—	—	2,680	—	(100)
Restructuring and other	3,615	8,957	11,005	(60)	(19)
Goodwill and asset impairment	685	3,208	111,858	(79)	(97)
Total operating expenses	$267,961	$278,500	$462,432	(4)%	(40)%

Operating expenses decreased by $10.5 million, or 4%, in 2010 as compared with 2009, and decreased by $183.9 million, or 40%, in 2009 as compared with 2008.

Operating expenses as a percent of revenue decreased from 70% in 2009 to 53% in 2010 primarily due to decreased amortization of identified intangibles, restructuring and other, and asset impairment. Decreased intangible amortization resulted from full amortization of VUTEk existing technology in 2009, partially offset by increased intangible amortization in 2010 due to the Radius acquisition. Restructuring and other and asset impairment decreased in 2010 as compared with 2009 primarily due to higher personnel-related restructuring charges in 2009 and the write-off of equipment and non-cancellable purchase orders incurred relating to a planned product that was cancelled in 2009.

Operating expenses as a percent of revenue decreased from 82% in 2008 to 70% in 2009 primarily due to impairment charges recorded on goodwill and certain long-lived assets as a result of the impairment analysis conducted during the fourth quarter of 2008 and IPR&D charges related to our 2008 acquisitions of Pace Systems Group, Inc. ("Pace") and Raster Printers, Inc. ("Raster").

Research and Development

Research and development expenses consist primarily of costs associated with personnel, consulting, and prototype materials. Research and development expenses for the years ended December 31, 2010, 2009, and 2008 were $105.8, or 21% of revenue, $110.8 million, or 28% of revenue, and $140.4 million, or 25% of revenue, respectively.

Research and development expenses decreased by $5.0 million, or 5%, in 2010 as compared with 2009. Personnel-related expenses decreased by $1.2 million primarily due to salary reductions in place for most of 2010, partially offset by increased Radius head count and increased variable compensation due to improved profitability and decreased utilization of vacation balances. Prototypes and non-recurring engineering expenses decreased by $1.0 million. Stock-based compensation expense decreased by $2.5 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. The remaining $0.4 million reduction in research and development expenses relates to facility downsizing achieved during the last year in the APPS operating segment and in Japan. Cost reductions achieved during the year ended December 31, 2010 are net of increased research and development spending due to the Radius acquisition, which closed during the third quarter of 2010.

Research and development expenses decreased by $29.6 million, or 21%, in 2009 as compared with 2008. Personnel-related expenses decreased by $17.6 million primarily due to head count, salary, variable compensation, consulting, and travel reductions. Prototypes and non-recurring engineering expenses decreased

by $0.4 million. Stock-based compensation expense decreased by $6.3 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. The remaining $5.3 million reduction in research and development expenses relates to facility downsizing achieved during the last year in the APPS operating segment and cost reductions achieved by focused efforts on key initiatives in all areas. Cost reductions achieved during the year ended December 31, 2009 are net of increased research and development spending due to the Pace and Raster acquisitions, each of which closed during the latter half of 2008.

Research and development head count was 834, 820, and 894 as of December 31, 2010, 2009, and 2008, respectively.

We expect that if the U.S. dollar remains volatile against other currencies, research and development expenses reported in U.S. dollars could fluctuate.

Sales and Marketing

Sales and marketing expenses include personnel expenses, trade shows, marketing programs, promotional materials, sales commissions, travel and entertainment, depreciation, and costs associated with sales offices in the U.S., Europe, Asia, and other international locations. Sales and marketing expenses for the years ended December 31, 2010, 2009, and 2008 were $107.3 million, or 21% of revenue, $102.0 million, or 25% of revenue, and $119.4 million, or 21% of revenue, respectively.

Sales and marketing expenses increased by $5.3 million, or 5%, in 2010 as compared with 2009. Personnel-related expenses increased by $4.9 million primarily due to increased head count resulting from the Radius acquisition, variable compensation due to improved profitability, commission payments resulting from increased revenue, and decreased utilization of vacation balances. Travel expenses increased by $1.5 million primarily due to increased trade show activity. We have increased trade show and marketing program spending by $3.7 million as the printing industry has begun to recover. Stock-based compensation expense decreased by $0.5 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. The remaining $4.3 million reduction in sales and marketing expenses relates to facility downsizing achieved during the last year and a focused effort on cost reduction in all areas.

Sales and marketing expenses decreased by $17.4 million, or 15%, in 2009 as compared with 2008. Personnel-related expenses decreased by $6.1 million primarily due to head count, salary, and variable compensation reductions. Travel expenses decreased by $3.6 million due to reduced travel to trade shows in the current year. Marketing and trade show expenses decreased by $4.4 million due to more efficient spending and the inclusion of Drupa trade show expenses during the second quarter of 2008. Drupa is a European trade show that is held once every four years. Stock-based compensation expense decreased by $1.8 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. The remaining $1.5 million reduction in sales and marketing expenses relates to facility downsizing achieved during the last year and a focused effort on cost reduction in all areas.

Sales and marketing head count was 527, 507, and 515 of December 31, 2010, 2009, and 2008, respectively.

Over time, our sales and marketing expenses may increase in absolute terms, if revenue increases in future periods, as we continue to actively promote our products and introduce new products and services. We expect that if the U.S. dollar remains volatile against other currencies, sales and marketing expenses reported in U.S. dollars could fluctuate.

General and Administrative

General and administrative expenses consist primarily of costs associated with administrative personnel, legal, and finance expenses. General and administrative expenses for the years ended December 31, 2010, 2009, and 2008 were $38.2 million, or 8% of revenue, $35.0 million, or 9% of revenue, and $47.7 million, or 8% of revenue, respectively.

General and administrative expenses increased $3.2 million, or 9%, in 2010 as compared with 2009. Personnel-related expenses increased by $0.7 million primarily due to variable compensation due to improved profitability, decreased utilization of vacation balances, increased recruiting, and increased travel, partially offset by reduced salaries and head count through most of the year. The increase in the fair value of the Radius earnout explained an additional $0.4 million of the increase in personnel-related expenses. Legal expenses decreased by $1.0 million as significant cases were settled in the prior year and more efficient spending. Stock-based compensation expense increased by $0.5 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. Consistent with the new accounting guidance with respect to business combinations, acquisition-related costs of $1.2 million were expensed during the nine months ended September 30, 2010 in connection with our acquisition of Radius. The remaining $1.4 million reduction in general and administrative expenses is due to focused effort on cost reduction in all areas.

General and administrative expenses decreased $12.7 million, or 27%, in 2009 as compared with 2008. Personnel-related expenses decreased by $1.8 million primarily due to head count, salary, variable compensation, and travel reductions. Consulting expenses decreased by $1.9 million, including additional costs associated with our fair value stock option exchange program. Expenses associated with the stock option review decreased by $1.8 million as the review was concluded in 2008. Legal expenses decreased by $4.4 million due to the settlement of certain cases and more efficient spending. Stock-based compensation expense decreased by $5.4 million due to the timing of equity awards issued during the last twelve months amortized under the graded vesting method. These decreases were partially offset by a $3.6 million legal reserve reduction, net of settlements. The remaining $1.0 million reduction in general and administrative expenses is due to focused effort on cost reduction in all areas.

Amortization of Identified Intangibles

Amortization of identified intangibles for the years ended December 31, 2010, 2009, and 2008 was $12.4 million, or 2% of revenue, $18.5 million, or 5% of revenue, and $29.4 million, or 5% of revenue, respectively.

The decrease of $6.1 million in 2010, as compared with 2009, is due to several intangible assets becoming fully amortized in 2010, partially offset by amortization of identified intangibles in the Radius acquisition, which closed during the third quarter of 2010, respectively, and a full year of shortened useful lives of certain trademarks primarily within the Inkjet operating segment.

The decrease of $10.9 million in 2009, as compared with 2008, is due to several intangible assets becoming fully amortized in 2009, partially offset by a full year of amortization of intangible assets identified as components of the Pace and Raster acquisitions, which closed during the third and fourth quarters of 2008, respectively, and shortened useful lives of certain trademarks primarily within the Inkjet operating segment.

IPR&D

In 2008, we incurred IPR&D expenses of $2.7 million as a result of our acquisitions of Pace and Raster. No IPR&D expenses were incurred with respect to our acquisition of Radius because all research and development efforts were in the deployment stage at the acquisition date. If Radius research and development efforts had progressed beyond the deployment stage, such IPR&D expenses would have been capitalized as an intangible asset at the acquisition date in accordance with the new acquisition accounting guidance that became effective in 2009.

Restructuring and Other

During the years ended December 31, 2010, 2009, and 2008, cost reduction actions were taken to lower our quarterly operating expense run rate as we analyzed our cost structure. We announced restructuring plans to better align our costs with revenue levels due to the economic environment and to re-align our cost structure following the acquisitions of Radius in 2010 and Pace in 2008. Restructuring and other consists primarily of restructuring, severance, facility downsizing, and acquisition integration expenses.

Restructuring and other costs for the years ended December 31, 2010, 2009, and 2008 totaled $3.6, $9.0, and $11.0 million, respectively. Restructuring and other charges include severance costs of $2.4, $8.1, and $8.3, million related to head count reductions of 98, 227, and 166 for the years ended December 31, 2010, 2009, and 2008, respectively. Severance costs include severance payments, related employee benefits, retention bonuses, and outplacement or relocation costs. Restructuring and other includes a $0.6 million charge resulting from a decrease in estimated sublease income necessitated by continuing weakness in the commercial real estate market where these facilities are located, costs to downsize five facilities in 2010, and integration expenses resulting from the Radius acquisition. Restructuring and other includes charges to downsize three facilities during 2009 and charges to downsize five facilities and integrate our Pace and Raster acquisitions during 2008.

Other Income (Expense), Net

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes interest income, net, gains (losses) from sales of short-term investments, net, and net foreign currency transaction gains and losses. Interest and other income (expense), net, for the years ended December 31, 2010, 2009, and 2008 was $(1.4), $3.1, and $11.9 million, respectively.

Interest income for the years ended December 31, 2010, 2009, and 2008 was $1.7, $3.8, and $13.9 million, respectively. The decrease of $2.1 million from 2009 to 2010 and $10.1 million from 2008 to 2009 was driven by lower investment balances and interest rates as we sold a substantial portion of our investment portfolio during 2009 to generate cash for the repurchase of our common stock under the ASR during the first quarter of 2009 and the "modified Dutch auction" tender offer during the fourth quarter of 2009, and to generate cash for the redemption of our 1.50% convertible senior debentures, which occurred in June 2008.

We had net realized gains (losses) on our marketable securities of $0.4, $(0.8), and $3.0 million for the years ended December 31, 2010, 2009, and 2008, respectively, consisting of gains on our investments in marketable securities of $0.4, $0.6, and $3.9 million, respectively, offset by losses on our equity method investments of $0, $1.4, and $0.9 million, respectively.

Interest expense consists of interest and debt amortization expenses related to our 1.50% convertible senior debentures. Interest expense for the year ended December 31, 2008 was $1.5 million. The $240.0 million outstanding balance of our 1.50% convertible senior debentures was redeemed on June 2, 2008.

Realized and unrealized foreign exchange gains (losses) were $(3.4), $0.2, and $(2.9) million for the years ended December 31, 2010, 2009, and 2008, respectively. These fluctuations primarily result from recovery in the value of the Euro and, to a lesser extent, from recovery in the value of the British pound during the respective periods.

Gain on Sale of Building and Land

During the first quarter of 2009, we sold a portion of the Foster City, California campus for $137.3 million. Under the agreement, we sold the approximately 163,000 square foot building at 301 Velocity Way, as well as approximately 30 acres of related land and certain other assets related to the property. The cost of the land, building, improvements, and direct transaction costs were included in the determination of the $80 million gain on sale of building and land.

Goodwill Impairment

We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35, Goodwill—Intangibles and Other—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not

required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

We determined the fair value of the Inkjet and APPS reporting units as of December 31, 2010 by equally weighting the market and income approaches. The fair value of the Fiery reporting unit was determined based on the market approach. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we measured fair value of the Inkjet and APPS reporting units based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

To identify suitable comparable companies under the market approach, consideration was given to the financial condition and operating performance of the reporting unit being evaluated relative to companies operating in the same or similar businesses, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. Consideration was given to the investment characteristics of the subject company relative to those of similar publicly traded companies (i.e., guideline companies). Guideline company stocks are actively traded. In applying the Public Company Market Multiple Method ("PCMMM"), valuation multiples were derived from historical and projected operating data of guideline companies and applied to the appropriate operating data of our reporting units to arrive at an indication of fair value. Five, four, and seven suitable guideline companies were identified for the Fiery, Inkjet, and APPS reporting units, respectively. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Fiery, Inkjet, and APPS fair values are $226, $192, and $67 million, respectively, which exceed carrying value by 124%, 34%, and 26%, respectively.

Because the fair value of the Fiery reporting unit significantly exceeded its carrying value as of December 31, 2010 as indicated by the market-based valuation, management did not deem it necessary to further supplement the bases for this judgment. While the fair value of the Inkjet and APPS reporting units exceeded their carrying values based on the market-based valuation, management determined to further examine whether an impairment had occurred given the Inkjet impairment recognized in the fourth quarter of 2008 and the relatively small excess of the fair value of the APPS reporting unit over its carrying value. We reviewed the factors that could trigger an impairment charge and completed an income-based impairment analysis. As part of this process, we engaged a third party valuation firm to aid management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Solely for purposes of establishing inputs for the income approach to assess the fair value of the Inkjet and APPS reporting units, we made the following assumptions:

- Despite improved Inkjet performance in 2010, resulting from an improving economic climate in 2010 and new product introductions beginning in 2009 and continuing in 2010, Inkjet revenues remained below 2008 results.
- APPS revenue in 2010 exceeded 2008 revenue due to improved APPS performance resulting from the Radius acquisition and continued strong performance from the Pace acquisition.

- Inkjet revenue will exceed 2008 revenue levels in 2011.
- Achieving a normalized long-term growth model between 2011 and 2015.
- Long-term industry growth past 2015.

Our discounted cash flow projections for the Inkjet and APPS reporting units were based on six-year financial forecasts, which were based on annual financial forecasts developed internally by management for use in managing our business and through discussions with the independent valuation firm engaged by us. The significant assumptions utilized in these six-year forecasts included annual revenue growth rates ranging from 5% to 18%, which equates to compound annual growth rates of 8% and 10% for the Inkjet and APPS reporting units, respectively. Future cash flows were discounted to present value using a mid-year convention and a discount rate of 15%. Terminal values were calculated using the Gordon growth methodology with a long-term growth rate of 4.5%. The sum of the fair values of the Fiery, Inkjet, and APPS reporting units was reconciled to our current market capitalization (based on our stock price) plus an estimated control premium. Significant assumptions used in determining fair values of the reporting units include the determination of appropriate market comparables, estimated multiples of revenue and EBITDA that a willing buyer is likely to pay, estimated control premium a willing buyer is likely to pay, gross profit, and operating expenses. Inkjet gross profit is assumed to increase as fixed production costs are absorbed by increasing Inkjet volumes, while APPS gross profit is assumed to remain consistent during the forecast horizon. Gross profit and operating expenses as a percentage of revenue over the six-year forecast horizon are assumed to approximate percentages realized by the guideline companies.

To assess the reasonableness of the estimated control premium of 16%, we examined the most similar transactions in relevant industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving our reporting units. We examined the weighted average and median control premiums offered in these industries, industry specific control premiums, and specific transaction control premiums to conclude that our estimated control premium is reasonable.

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable or the life of the asset may need to be revised. Factors considered important that could trigger an impairment review include:

- significant negative industry or economic trends,
- significant decline in our stock price for a sustained period,
- our market capitalization relative to net book value,
- significant changes in the manner of our use of the acquired assets,
- significant changes in the strategy for our overall business, and
- our assessment of growth and profitability in each reporting unit over the coming years.

Given the uncertainty of the economic environment and the potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2010 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2011 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

A 1% change in the market multiple impacts the Fiery fair value by 0.9% under the market approach. Because the Inkjet and APPS fair values were determined using a weighting of the market and income approaches, we

reviewed the sensitivity of the discount rate, in addition to the market multiple, in evaluating the sensitivity of the Inkjet and APPS valuations. The impact of a change in the market multiple of 1% impacts the Inkjet and APPS fair values by 0.5%. Likewise, the impact of a change in the discount rate of one percentage point results in either an increase in the Inkjet and APPS fair values of 6.2% or a decrease of 5.2%. Consequently, we have concluded that no reasonably possible charges would reduce the fair value of the reporting units to such a level that it would cause a failure in step one of the impairment analysis.

Long-Lived Asset Impairment

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.

The process of assessing whether a particular equity or debt investment's fair value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for these securities. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This analysis is based primarily on information that we request and receive from these privately-held companies and is performed on a quarterly basis. Although we evaluate all of our privately-held equity and debt investments for impairment based on this criteria, each investment's fair value is only estimated when events or changes in circumstances have occurred that may have a significant effect on its fair value (because the fair value of each investment is not readily determinable). Where these factors indicate that the equity investment's fair value is less than its carrying cost, and where we consider such diminution in value to be other than temporary, we record an impairment charge to reduce such equity investment to its estimated fair value.

During the fourth quarter of 2008, we assessed each remaining investment's technology pipeline and market conditions in the industry for the next several years and determined it is no longer probable that they will generate enough positive future cash flows to recover the full carrying amount of the investment. As such, we recognized an impairment charge of $6.1 million.

During the second quarter of 2010, we further assessed each remaining investment's ability to sustain an earnings capacity that would justify the carrying amount of the investment in accordance with ASC 323-10-35-32. Based on this assessment, we impaired the remaining carrying value of these investments of $0.3 million.

We recognized long-lived asset impairment charges of $0.7, $3.2, and $1.8 million for the years ended December 31, 2010, 2009, and 2008, respectively, consisting primarily of project abandonment costs related to equipment charges in the Inkjet operating segment, assets impaired related to an Inkjet facility closure, certain Inkjet printer equipment, and the impairment of our remaining equity method investees.

Income (Loss) before Income Taxes

The components of income (loss) before income taxes are as follows (in thousands):

	Years ended December 31,		
	2010	2009	2008
U.S.	$(18,818)	$24,470	$(153,597)
Foreign	17,188	(8,435)	20,521
Total	$ (1,630)	$16,035	$(133,076)

For the year ended December 31, 2010, pre-tax operating loss of $1.6 million included $18.8 million of U.S. pre-tax operating loss and $17.2 million of foreign pre-tax operating income. The pre-tax loss attributable to U.S. operations included amortization of identified intangibles of $11.5 million, stock-based compensation expense of $15.9 million, restructuring and other costs of $2.3 million, excess solvent inventory and related end-of-life purchases of $0.9 million, and asset impairment of $0.3 million. The pre-tax income attributable to foreign operations included restructuring and other costs of $1.3 million, Radius acquisition-related transaction costs of $1.2 million, amortization of identified intangibles of $0.9 million, excess solvent inventory and related end-of-life purchases of $1.4 million, and asset impairment of $0.4 million.

For the year ended December 31, 2009, pre-tax operating income of $16.0 million included $24.5 million of U.S. pre-tax operating income and $8.5 million of foreign pre-tax operating loss. The pre-tax income attributable to U.S. operations included the $80.0 million gain on sale of building and land, offset by the amortization of identified intangibles of $18.1 million, stock-based compensation expense of $18.6 million, restructuring and other costs of $8.6 million, and asset impairment of $3.2 million. The pre-tax loss attributable to foreign operations included restructuring and other costs of $2.2 million and amortization of identified intangibles of $0.4 million.

For the year ended December 31, 2008, pre-tax operating loss of $133.1 million included $153.6 million of U.S. pre-tax operating loss and $20.5 million of foreign pre-tax operating income. The pre-tax loss attributable to U.S. operations included asset and goodwill impairment of $111.4 million, amortization of identified intangibles of $31.7 million, stock-based compensation expense of $33.4 million, restructuring and other costs of $6.8 million, stock review and related costs of $1.8 million, partially offset by legal reserve adjustments of $3.6 million. The pre-tax income attributable to foreign operations included restructuring and other costs of $2.4 million, amortization of identified intangibles of $0.3 million, and asset and goodwill impairment of $0.5 million.

Income Taxes

We recorded a tax benefit in 2010 of $9.1 million on a pre-tax operating loss of $1.6 million, compared to a tax provision of $18.2 million in 2009 on pre-tax operating income of $16.0 million, and compared to a tax benefit of $19.6 million in 2008 on pre-tax operating loss of $133.1 million. In each of these years, we benefited from research and development credits. Our taxes also decreased due to lower taxes on foreign income in 2010 and 2008. Our taxes increased due to both non-deductible stock compensation charges in each of these years, decreased profitability in low tax jurisdictions in 2009, and non-deductible goodwill impairment charges in 2008.

As a result of discrete tax adjustments, our 2010 taxes increased $4.1 million related to tax shortfalls recorded pursuant to ASC 718-740, Stock Compensation—Income Taxes, and $0.4 million due to interest accrued on prior year tax contingency reserves. Discrete tax adjustments also reduced our 2010 taxes by $7.5 million as a result of the expiration of the statute of limitations for 2006 federal income tax purposes and 2005 state income tax purposes, $2.4 million due to a reassessment of taxes resulting from our filing of 2009 federal and state income tax returns, $1.1 million due to restructuring and severance costs, $1.0 million related to interest established in prior years for tax contingency reserves, $0.7 million related to tax deductions resulting from Employee Stock Purchase Plan ("ESPP") dispositions, $0.4 million related to excess solvent inventories and related end-of-life purchases, and $0.3 million related to asset impairment charges.

As a result of discrete tax adjustments, our 2009 taxes increased $32.0 million related to the gain on sale of building and land, $5.8 million related to tax shortfalls recorded pursuant to ASC 718-740, and $0.7 million due to interest accrued on prior year tax contingency reserves. Discrete tax adjustments also reduced our 2009 taxes by $3.5 million due to restructuring and severance costs, $1.3 million related to asset impairment charges, $1.1 million due to a reduction in tax reserves established in prior years on income from foreign operations, $0.3 million as a result of the expiration of the statute of limitations for 2005 federal and state income tax purposes, $0.5 million related to tax deductions resulting from ESPP dispositions, and $0.6 million related to interest established in prior years for tax contingency reserves.

As a result of discrete tax adjustments, our taxes in 2008 increased $0.7 million due to interest accrued on prior year tax contingency reserves and $2.5 million related to tax shortfalls recorded pursuant to ASC 718-740. Discrete tax adjustments also reduced our 2008 taxes by $0.5 million due to a reassessment of our taxes resulting from filing our 2007 federal and state income tax returns, $2.5 million due to the completion of our 2002-2004 Internal Revenue Service ("IRS") audits, $2.2 million due to one-time severance costs, and $0.3 million due to a reduction in tax reserves established in prior years on income from foreign operations.

In 2008, the IRS completed their examination of the 2002 through 2004 tax years. As a result of the IRS audit settlement, we reduced our unrecognized tax benefits by $6.6 million, of which $2.5 million was recorded as a discrete tax benefit. These adjustments are primarily related to intercompany cost allocations and the research and development credits.

Unaudited Non-GAAP Net Income (Loss)

To supplement our consolidated financial results prepared under generally accepted accounting principles ("GAAP"), we use non-GAAP measures of net income (loss) and earnings per diluted share that are GAAP net income (loss) and GAAP earnings per diluted share adjusted to exclude certain recurring and non-recurring costs, expenses, and gains.

We believe the presentation of non-GAAP net income (loss) and non-GAAP earnings per diluted share provides important supplemental information to management and investors regarding non-cash expenses and significant recurring and non-recurring items we believe are important to understanding our financial and business trends relating to our financial condition and results of operations. Non-GAAP net income (loss) and non-GAAP earnings per diluted share are among the primary indicators used by management as a basis for planning and forecasting future periods and by management and our Board of Directors to determine whether our operating performance has met specified targets and thresholds. Management uses non-GAAP net income (loss) and non-GAAP earnings per diluted share when evaluating operating performance because they believe the exclusion of the items described below, for which the amounts and/or timing may vary significantly depending upon our activities and other factors, facilitates comparability of our operating performance. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our business and valuation.

We compute non-GAAP net income (loss) and non-GAAP earnings per diluted share by adjusting GAAP net income (loss) and GAAP earnings per diluted share to remove the impact of recurring amortization of acquisition-related intangibles, stock-based compensation expense, as well as restructuring-related and non-recurring charges and gains and the tax effect of these adjustments. Such non-recurring charges and gains include provision for excess solvent inventories and related end-of-life purchases, project abandonment costs, asset impairment charges, certain legal settlements, sale of certain real estate assets, acquisition-related transaction costs and legal expenses, and costs to integrate such acquisitions into our business. Examples of these excluded items include:

- Recurring charges and gains, including:
  - Amortization of acquisition-related intangibles.
    Identified intangible assets acquired to date are being amortized on a straight-line basis over 2 to 18 years.
  - Stock-based compensation expense is recognized in accordance with ASC 718.
- Non-recurring charges and gains, including:
  - Provision for excess solvent inventories and related end-of-life purchases resulting from the accelerating transition from solvent to UV technology.
  - Acquisition-related transaction costs associated with the acquisition of privately held Golflane Limited, a U.K. private limited company, the parent holding company of Radius, which closed on July 2, 2010.

- Restructuring and other consists of:
  - Restructuring-related charges.
    We have incurred restructuring, severance, and facility closure charges as we reduce the number and size of our facilities and the size of our workforce.
  - Integration expenses incurred to integrate Radius into our business
- Asset impairment costs consist primarily of equipment and non-cancellable purchase orders incurred relating to a planned Inkjet product that was cancelled, a facility closure, and the impairment of our private minority equity investments.
- Gain on sale of building & land. We sold a portion of the Foster City, California campus for $137.3 million resulting in a gain on sale of $80.0 million for the year ended December 31, 2009.
- In the fourth quarter of 2008, we recognized a goodwill impairment charge of approximately $104 million, an impairment of our private minority investments of $6.1 million, and asset impairment of $1.8 million, totaling $111.9 million.

- Tax effect of non-GAAP adjustments.
  - After removing the non-GAAP adjustments, we applied the principles of ASC 740, Income Taxes, to estimate the non-GAAP income tax provision in each jurisdiction in which we operate.
  - We have excluded the recognition of previously unrecognized tax benefits of $8.7 million, and interest accrued on prior year tax reserves of $0.6 million, from our non-GAAP net income for the year ended December 31, 2010, to facilitate comparability of our operating performance from period to period.

These non-GAAP measures are not in accordance with or an alternative for GAAP measures and may be materially different from other non-GAAP measures, including similarly titled non-GAAP measures, used by other companies. The presentation of this additional information should not be considered in isolation from, as a substitute for, or superior to, net income (loss) or earnings per diluted share prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect certain items that may have a material impact upon our reported financial results. We expect to continue to incur expenses of a nature similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP net income (loss) and non-GAAP earnings per diluted share should not be construed as an inference that these costs are unusual, infrequent, or non-recurring.

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income (Loss)
(unaudited)

(millions, except per share data)	Years Ended December 31, 2010	2009	2008
Net income (loss)	$ 7.5	$ (2.2)	$(113.4)
Excess solvent inventories and related end-of-life purchases	2.3	—	—
Amortization of identified intangible asset and in-process research & development	12.4	18.5	32.0
Stock-based compensation expense	15.9	18.6	33.4
Restructuring and other	3.6	9.0	11.0
Acquisition costs	1.2	—	—
Legal reserves	—	(0.1)	(3.6)
Option review costs	—	—	1.8
Goodwill and asset impairment	0.7	3.2	111.9
Gain on sale of building and land	—	(80.0)	—
Tax effect of non-GAAP net income (loss)	(15.8)	22.3	(31.9)
Non-GAAP net income (loss)	27.8	(10.7)	41.2
After-tax adjustment of convertible debt-related expense	—	—	1.3
Income for purposes of computing diluted non-GAAP net income (loss) per share	$ 27.8	$(10.7)	$ 42.5
Non-GAAP net income (loss) per diluted share	$ 0.59	$(0.22)	$ 0.74
Shares for purposes of computing diluted non-GAAP net income (loss) per share	47.2	49.7	57.2

Critical Accounting Policies

The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, purchase commitments, revenue recognition, and contingencies on an ongoing basis. The estimates are based on historical and current experience, the impact of the current economic environment, and various other assumptions believed to be reasonable under the circumstances at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following are our critical accounting policies and estimates:

- revenue recognition;
- estimating allowance for doubtful accounts, inventory reserves, warranty reserves, litigation accruals, and restructuring reserves;
- accounting for stock-based compensation;
- accounting for income taxes;
- valuation analyses for intangible assets and goodwill;
- business combinations; and
- determination of functional currencies for consolidating our international operations.

Revenue recognition. We derive our revenue primarily from product revenue, which includes hardware (controllers, design-licensed solutions including upgrades, inkjet printers including components replaced under maintenance agreements, and ink), software licensing and development, and royalties. We also receive service revenue from software license maintenance agreements, customer support, training, and consulting. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences could result in the amount and timing of revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue in accordance with the provisions of SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104") and when applicable, ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, for the sale of controllers, printers, and ink. As such, revenue is generally recognized when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Products generally must be shipped against written purchase orders. We use either a binding purchase order or signed contract as evidence of an arrangement. Sales to some of our OEM customers are evidenced by a master agreement governing the relationship together with a binding purchase order. Sales to our resellers are also evidenced by binding purchase orders or signed contracts and do not generally contain rights of return or price protection. Our arrangements generally do not include product acceptance clauses. When acceptance is required, revenue is recognized when the product is accepted by the customer.

Delivery for hardware generally is complete when title and risk of loss is transferred at point of shipment from manufacturing facilities, or when the product is delivered to the customer's local common carrier. We also sell products and services using sales arrangements with terms resulting in different timing for revenue recognition as follows:

- if the title and/or risk of loss is transferred at a location other than our manufacturing facility, revenue is recognized when title and/or risk of loss transfers to the customer, per the terms of the agreement;
- if title is retained until payment is received, revenue is recognized when title is passed upon receipt of payment;
- if payment is contingent upon installation, the revenue related to the portion of the payment for installation is deferred until installation is complete;
- if the sales arrangement is classified as an operating lease, revenue is recognized ratably over the lease term; or
- if the sales arrangement is a fixed price for performance extending over a long period and our right to receive future payment depends on our future performance in accordance with these agreements, revenue is recognized under the percentage of completion method.

We assess whether the fee is fixed or determinable based on the terms of the contract or purchase order. We assess collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We may not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

We license our software primarily under perpetual licenses. Revenue from software consists of software licensing, post-contract customer support, and professional consulting. We apply the provisions of ASC 985-605, Software—Revenue Recognition and, if applicable, SAB 104 and ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, to all transactions involving the sale of software products and hardware transactions where the software is not incidental.

When several elements, including software licenses, post-contract customer support, and professional services, are sold to a customer through a single contract, the revenue from such multiple-element arrangements are

Form 10-K

allocated to each element using the residual method in accordance with ASC 985-605. Revenue is allocated to the support elements and professional service elements of an agreement using vendor specific objective evidence ("VSOE") of fair value and to the software license portion of the agreements using the residual method. We have established VSOE of the fair value of our professional services based on the rates charged to our customers in stand-alone orders. We have also established VSOE of fair value for post-contract customer support based on substantive renewal rates. Accordingly, software license fees are recognized under the residual method for arrangements in which the software is licensed with maintenance and/or professional services, and where the maintenance and professional services are not essential to the functionality of the delivered software. Revenue allocated to software licenses is recognized when the following four basic criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is probable. Revenue allocated to post-contract support is recognized ratably over the term of the support contract assuming the four basic criteria are met. We also have subscription arrangements where the customer pays a fixed fee and receives services over a period of time. We recognize revenue from the subscriptions ratably over the service period. Any up front setup fees associated with our subscription arrangements are recognized ratably, generally over one year. Any up front setup fees that are not associated with our subscription arrangements are recognized upon completion.

We previously followed the completed contract method for revenue recognition on long-term contracts involving substantial customization. During the quarter ended September 30, 2010, we established the ability to produce estimates sufficiently dependable to require adoption of the percentage of completion method with respect to certain fixed price contracts.

Revenue on certain fixed price contracts where we provide information technology system development and implementation services is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using guidance from ASC 605-35, Revenue Recognition–Construction-Type and Production–Type Contracts. These services require that we perform significant, extensive, and complex design, development, modification, or implementation activities of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with these agreements.

The percentage of completion method involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the long-term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity, or other factors used in developing the estimates of costs or revenue, we revise our cost and revenue estimates, which may result in increases or decreases in revenue and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

We recognize losses on long-term fixed price contracts in the period that the contractual loss becomes probable and estimable. We record amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met. We record revenue that is earned and recognized in excess of amounts invoiced on fixed price contracts as trade receivables.

Allowances for doubtful accounts. We establish an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability. Our accounts receivable balance was $85.5 million, net of allowance for doubtful accounts and sales returns of $13.2 million, as of December 31, 2010.

To ensure that we have established an adequate allowance for doubtful accounts, management analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends

and macroeconomic conditions, changes in customer payment terms, the length of time receivables are past due, and significant one-time events. We record specific reserves for individual accounts when we become aware of specific customer circumstances, such as bankruptcy filings, deterioration in the customer's operating results or financial position, or potential unfavorable outcomes from disputes with customers or vendors.

Our Fiery products, which constitute approximately 47% of our revenue, are primarily sold to a limited number of OEMs. We expect that we will continue to depend on a relatively small number of OEM customers for a significant portion of our revenue, although the significance of that revenue is expected to decline in future periods as our revenue increases from Inkjet and APPS products. We perform ongoing credit evaluations of the financial condition of our OEM, third-party distributor, reseller, and other customers and require collateral, such as letters of credit and bank guarantees, in certain circumstances. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable. The need to write off a receivable balance depends on the age, size, and a determination of collectability of the receivable. We generally have experienced longer accounts receivable collection cycles in our Inkjet and APPS operating segments compared to our Fiery operating segment as, historically, OEM customers have paid on a more timely basis. Down payments are generally required from Inkjet and APPS customers as a means to ensure payment.

Inventory reserves. Management estimates potential future inventory obsolescence and purchase commitments to evaluate the need for inventory reserves. Current economic trends, changes in customer demand, product design changes, product life and demand, and the acceptance of our products are analyzed to evaluate the adequacy of such reserves. Significant management judgment and estimates must be made in connection with establishing inventory allowances and reserves in any accounting period. Material differences may result in changes in the amount and timing of our net income (loss) for any period, if management made different judgments or utilized different estimates. Our inventories were $46.2 million, net of inventory reserves of $10.4 million, as of December 31, 2010.

Warranty reserves. Our Fiery controller and Inkjet printer products are generally accompanied by a 12-month warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, Loss Contingencies, an accrual is made when the warranty liability is estimable and probable based upon historical experience. A provision for estimated future warranty work is recorded in cost of goods sold upon recognition of revenue and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty estimates. Management must estimate potential inventory return rates and replacement or repair costs to evaluate the need for warranty reserves. Significant management judgments and estimates must be made and used in connection with establishing warranty reserves in each reporting period. Material differences may result in changes in the amount and timing of our income for any period, if management made different judgments or utilized different estimates. Warranty reserves were $9.2 million as of December 31, 2010.

Litigation accruals. We accrue for estimated litigation costs, including potential regulatory fines, when the likelihood of incurrence of the related cost is probable and management has the ability to estimate such costs. Until both of these conditions are met, the related litigation costs are recorded as incurred. The material assumptions used to estimate the required litigation accrual include:

- communication with our external attorneys regarding the expected duration of the lawsuit, the potential outcome of the lawsuit, and the likelihood of settlement;
- our strategy regarding the lawsuit;
- deductible amounts under our insurance policies; and
- past experiences with similar lawsuits.

The outcome of any particular lawsuit cannot be predicted and our income could be materially impacted, either positively or negatively, if the outcome is different than expected.

Restructuring reserves. We have engaged, and may continue to engage, in restructuring actions, which require management to utilize significant estimates related to the timing and the expenses for severance and other employee separation costs, realizable values of assets made obsolete, lease cancellation, facility downsizing, and other exit costs. If actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted.

Accounting for stock-based compensation. We account for stock-based compensation in accordance with ASC 718, which requires stock-based compensation expense to be recognized based on the fair value of such awards on the date of grant. We amortize stock-based compensation expense on a graded vesting basis over the vesting period, after assessing the probability of achieving the requisite performance criteria with respect to performance-based awards. Stock-based compensation expense is recognized over the requisite service period for each separately vesting tranche as though the award were, in substance, multiple awards. We must use our judgment in determining and applying the assumptions needed for the valuation of stock options, RSUs, restricted stock awards ("RSAs"), and issuance of common stock under our ESPP.

We apply a forfeiture rate to reflect what we believe will be our final expense related to stock-based compensation. Our determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by various assumptions including volatility, expected term, and interest rates. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the option. The expected term is based upon management's consideration of the historical life of the options, the vesting period of the options granted, and the contractual period of the options granted. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

The amounts to be recorded as stock-based compensation expense in the future are subject to change if our assumptions regarding the variables used in determining the fair value of the instruments and the forfeiture rates are revised. In adopting ASC 718, we elected to adopt the simplified method to establish our beginning balance for the additional paid-in capital ("APIC") pool related to the tax effects of employee stock-based compensation. Tax shortfalls resulting from the tax effects of employee stock-based compensation absorbed the remaining balance of the APIC pool in 2008.

Accounting for income taxes. We are required to estimate income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax expense and temporary differences resulting from differing treatment of items such as deferred revenue for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. If we believe that recovery of these deferred tax assets is not likely, we establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We have established a valuation allowance of $3.6 million as of December 31, 2010 for foreign tax credits resulting from the 2003 acquisition of our proofing business, compensation deductions potentially limited by U.S. Internal Revenue Code ("IRC") 162(m), and net operating losses resulting from the Radius acquisition. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and results of operations.

Deferred tax assets, as of December 31, 2010 were $58.8 million, net of valuation allowance.

In accordance with ASC 740-10-25-5 through 17, Income Taxes—Basic Recognition Threshold, we account for uncertainty in income taxes by recognizing a tax position only when it is more likely than not that the tax

position, based on its technical merits, will be sustained upon ultimate settlement with the applicable tax authority. The tax benefit to be recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information.

Significant management judgment is required in evaluating our uncertain tax positions. Our gross unrecognized benefits are $32.5 million as of December 31, 2010. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. If actual settlements differ from these estimates, or we adjust these estimates in future periods, we may need to recognize additional tax benefits or charges that could materially impact our financial position and results of operations.

As of December 31, 2010, we have permanently reinvested $5.6 million of unremitted earnings. Should these earnings be remitted to the U.S., the tax on these earnings would be $2.0 million.

Valuation analyses of intangible assets and goodwill. We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35, Goodwill—Intangibles and Other—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

We determined the fair value of the Inkjet and APPS reporting units as of December 31, 2010 by equally weighting the market and income approaches. The fair value of the Fiery reporting unit was determined based on the market approach. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we measured fair value of the Inkjet and APPS reporting units based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

To identify suitable comparable companies under the market approach, consideration was given to the financial condition and operating performance of the reporting unit being evaluated relative to companies operating in the same or similar businesses, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. Consideration was given to the investment characteristics of the subject company relative to those of similar publicly traded companies (i.e., guideline companies). Guideline company stocks are actively traded. In applying the Public Company Market Multiple Method ("PCMMM"), valuation multiples were derived from historical and projected operating data of guideline companies and applied to the appropriate operating data of our reporting units to arrive at an indication of fair value. Five, four, and seven suitable guideline companies were identified for the Fiery, Inkjet, and APPS reporting units, respectively. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Fiery, Inkjet, and APPS fair values are $226, $192, and $67 million, respectively, which exceed carrying value by 124%, 34%, and 26%, respectively.

Because the fair value of the Fiery reporting unit significantly exceeded its carrying value as of December 31, 2010 as indicated by the market-based valuation, management did not deem it necessary to further supplement the bases for this judgment. While the fair value of the Inkjet and APPS reporting units exceeded their carrying values based on the market-based valuation, management determined to further examine whether an impairment had occurred given the Inkjet impairment recognized in the fourth quarter of 2008 and the relatively small excess of the fair value of the APPS reporting unit over its carrying value. We reviewed the factors that could trigger an impairment charge and completed an income-based impairment analysis. As part of this process, we engaged a third party valuation firm to aid management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Solely for purposes of establishing inputs for the income approach to assess the fair value of the Inkjet and APPS reporting units, we made the following assumptions:

- Despite improved Inkjet performance in 2010, resulting from an improving economic climate in 2010 and new product introductions beginning in 2009 and continuing in 2010, Inkjet revenues remained below 2008 results.
- APPS revenue in 2010 exceeded 2008 revenue due to improved APPS performance resulting from the Radius acquisition and continued strong performance from the Pace acquisition.
- Inkjet revenue will exceed 2008 revenue levels in 2011.
- Achieving a normalized long-term growth model between 2011 and 2015.
- Long-term industry growth past 2015.

Our discounted cash flow projections for the Inkjet and APPS reporting units were based on six-year financial forecasts, which were based on annual financial forecasts developed internally by management for use in managing our business and through discussions with the independent valuation firm engaged by us. The significant assumptions utilized in these six-year forecasts included annual revenue growth rates ranging from 5% to 18%, which equates to compound annual growth rates of 8% and 10% for the Inkjet and APPS reporting units, respectively. Future cash flows were discounted to present value using a mid-year convention and a discount rate of 15%. Terminal values were calculated using the Gordon growth methodology with a long-term growth rate of 4.5%. The sum of the fair values of the Fiery, Inkjet, and APPS reporting units was reconciled to our current market capitalization (based on our stock price) plus an estimated control premium. Significant assumptions used in determining fair values of the reporting units include the determination of appropriate market comparables, estimated multiples of revenue and EBITDA that a willing buyer is likely to pay, estimated control premium a willing buyer is likely to pay, gross profit, and operating expenses. Inkjet gross profit is assumed to increase as fixed production costs are absorbed by increasing Inkjet volumes, while APPS gross profit is assumed to remain consistent during the forecast horizon. Gross profit and operating expenses as a percentage of revenue over the six-year forecast horizon are assumed to approximate percentages realized by the guideline companies.

To assess the reasonableness of the estimated control premium of 16%, we examined the most similar transactions in relevant industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving our reporting units. We examined the weighted average and median control premiums offered in these industries, industry specific control premiums, and specific transaction control premiums to conclude that our estimated control premium is reasonable.

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable or the life of the asset may need to be revised. Factors considered important that could trigger an impairment review include:

- significant negative industry or economic trends,
- significant decline in our stock price for a sustained period,
- our market capitalization relative to net book value,
- significant changes in the manner of our use of the acquired assets,
- significant changes in the strategy for our overall business, and
- our assessment of growth and profitability in each reporting unit over the coming years.

Given the uncertainty of the economic environment and the potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2010 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2011 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Business combinations. We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including IPR&D, and liabilities assumed based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets. All acquisitions are included in our financial statements from the date of acquisition.

In December 2007, ASC 805 was issued, which retained the fundamental requirement that the acquisition method of accounting be used for all business combinations while revising the accounting treatment for the fair values of certain acquired assets, liabilities, and expenses. See Note 1—The Company and its Significant Accounting Policies of our Notes to Consolidated Financial Statements for a summary of this recent accounting pronouncement and its impact on our accounting for business combinations. The amendment to ASC 805 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

Management estimates fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies. Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows; acquired developed technologies and patents; expected costs to develop IPR&D into commercially viable products and estimating cash flows from the projects when completed; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and discount rates. The fair value of IPR&D was expensed prior to the effective date of the amendment to ASC 805. There were no IPR&D costs associated with acquisitions after the effective date of this amendment.

The amendment to ASC 805 requires that we estimate the fair value of the acquisition-related contingent consideration based on the probability of the realization of the performance targets. That estimate is based on significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs, reflecting our assessment of the assumptions market participants would use to value these liabilities. The fair value of contingent consideration is remeasured at each reporting period, with any changes in the fair value recognized as a component of general and administrative expense.

Other estimates associated with the accounting for acquisitions include severance costs and the costs to vacate or downsize facilities, including the future costs to operate and eventually abandon or relinquish duplicate facilities. These costs are based on estimates made by management and are subject to refinement. Estimated costs may change as additional information becomes available regarding assets acquired and liabilities assumed and as management continues its assessment of the pre-merger operations. Consistent with the amendments to ASC 805, acquisition-related costs of $1.2 million were expensed during the year ended December 31, 2010 in connection with our acquisition of Radius. Likewise, the amendments to ASC 805 also required that restructuring-related expenses associated with our acquisition of Radius be expensed as a component of Restructuring and Other.

On July 2, 2010, we purchased Radius for approximately $14.1 million, net of cash acquired, plus an additional future cash earnout, which is contingent on achieving certain performance targets. As of December 31, 2010, approximately $2.1 million had been earned against the earnout. The $0.4 million excess above the valuation at the acquisition date was expensed as a component of general and administrative expense in accordance with ASC 805. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $1.5 million as of December 31, 2010. We acquired Radius to establish our presence in the packaging industry.

On December 2, 2008, we acquired the remaining interest in Raster, a mid-market, wide format graphics printer developer and manufacturer in a step acquisition for approximately $5.3 million, to further expand our Inkjet operating segment.

On July 28, 2008, we purchased Pace for approximately $20.1 million, net of cash acquired, plus an additional future cash earnout, which is contingent on achieving certain performance targets. As of December 31, 2010, approximately $5.3 million had been earned against the earnout. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $0.6 million as of December 31, 2010. We acquired Pace to further strengthen our APPS operating segment.

The Radius, Pace, and Raster acquisitions are discussed more fully in Note 2—Acquisitions of the Notes to the Consolidated Financial Statements.

Our financial projections may ultimately prove to be inaccurate and unanticipated events and circumstances may occur. As a result, these estimates are inherently uncertain and unpredictable, assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or other actual results. Therefore, no assurance can be given that the underlying assumptions used to establish the valuation for these acquired businesses will prove to be correct. We typically engage a third party valuation firm to aid management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the valuations represent the conclusions of management and not the conclusions or statements of any third party.

Determining functional currencies for the purpose of consolidating our international operations. We have a number of foreign subsidiaries, which together account for approximately 42% of our net revenue, approximately 13% of our total assets and approximately 34% of our total liabilities as of December 31, 2010. We typically quote and invoice our international customers in U.S. dollars.

In preparing our consolidated financial statements, we must remeasure and translate balance sheet and income statement items into U.S. dollars. Foreign currency assets and liabilities are remeasured from the transaction currency into the functional currency at current exchange rates, except for non-monetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at monthly exchange rates, which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (expense), net. Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net, and were a gain (loss) of $(3.4), $0.2, and $(2.9) million for the years ended December 31, 2010, 2009, and 2008, respectively.

For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using monthly exchange rates, which approximate the average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive income ("OCI") in stockholders' equity. The cumulative translation adjustment balance at December 31, 2010 was an unrealized gain of $2.7 million.

Based on our assessment of the salient economic indicators discussed in ASC 830-10-55-5, Foreign Currency Matters, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries except for our German subsidiary, EFI GmbH, for which we consider the Euro to be the subsidiary's functional currency, our Japanese subsidiary, Electronics For Imaging Japan KK, for which we consider the Japanese Yen to be the subsidiary's functional currency, and our U.K. subsidiary, Electrons For Imaging United Kingdom Limited, for which we consider the British pound sterling to be the subsidiary's functional currency.

Recent Accounting Pronouncements

See Note 1—The Company and Its Significant Accounting Policies of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Liquidity and Capital Resources

(in thousands)	2010	2009	2008
Cash and cash equivalents	$126,363	$106,067	$ 132,152
Short-term investments	103,300	98,134	57,199
Total cash, cash equivalents, and short-term investments	$229,663	$204,201	$ 189,351
Net cash provided by (used for) operating activities	$ 43,923	$ (19,668)	$ 27,819
Net cash provided by (used for) investing activities	(27,480)	88,581	236,689
Net cash provided by (used for) financing activities	3,698	(95,019)	(297,903)
Effect of foreign exchange rate changes on cash and cash equivalents	155	21	(89)
Increase (decrease) in cash and cash equivalents	$ 20,296	$ (26,085)	$ (33,484)

Overview

Cash, cash equivalents, and short-term investments increased $25.5 million to $229.7 million as of December 31, 2010 from $204.2 million as of December 31, 2009. The increase was primarily due to cash provided by operating activities of $43.9 million, ESPP proceeds of $5.7 million, and proceeds from the exercise of stock options of $1.0 million, partially offset by the $14.1 million purchase of Radius, net of cash acquired, payment of contingent consideration related to the Pace acquisition of $2.4 million, capital expenditures of $5.0 million, net settlement of RSUs for employee common stock-related tax liabilities of $2.9 million, and the payment of transaction costs of $0.6 million related to the tender offer concluded during the fourth quarter of 2009.

Cash, cash equivalents, and short-term investments increased $14.8 million to $204.2 million as of December 31, 2009 from $189.4 million as of December 31, 2008. The increase was primarily due to the receipt of $135.8 million, net of the direct transaction costs paid in 2009, related to the sale of building and land, offset by the repurchase of $100 million of common stock through the ASR and tender offer, repurchase of $0.2 million of stock options in conjunction with our fair value stock option exchange, net settlement of $0.9 million of RSUs and RSAs for employee common stock related tax liabilities, and cash used by operating activities of $19.7 million.

On February 9, 2011, our Board of Directors approved a $30 million stock repurchase program.

On February 16, 2011, we entered into an agreement to acquire privately held Streamline for approximately $6.9 million in cash, plus an additional future cash earn out contingent on achieving certain performance targets. Streamline is the provider of PrintStream PMIS software focused on mailing and fulfillment services for the printing industry.

As of December 31, 2010, we have permanently reinvested $5.6 million of unremitted earnings, which are not available to meet our operating and working capital requirements in 2011.

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments, and cash generated from operating activities will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchase requirements, commitments (see Note 8—Commitments and Contingencies of the Notes to Consolidated Financial Statements), and other liquidity requirements associated with our existing operations through at least the next twelve months. We believe that the most strategic uses of our cash resources include acquisitions, strategic investments to gain access to new technologies, repurchases of shares of our common stock, and working capital. At December 31, 2010, cash, cash equivalents, and short-term investments available for sale totaled $229.7 million. Despite the current economic environment, we believe that our liquidity position and capital resources continue to remain sufficient to meet our operating and working capital needs.

Operating Activities

Net cash provided by operating activities in 2010 of $43.9 compares with net cash used for operating activities in 2009 of $19.7 million and net cash provided by operating activities in 2008 of $27.8 million. Net cash provided by operating activities in 2010 consists primarily of net income of $7.5 million, non-cash charges and credits of $41.9 million, and net change in operating asset and liabilities of $5.5 million. Non-cash charges and credits consist primarily of $20.9 million in depreciation and amortization, $15.9 million of stock-based compensation expense, provision for inventory obsolescence of $3.5 million, and $2.3 million of excess solvent inventories and related end-of-life purchases, partially offset by $0.7 million of other non-cash credits, charges, and provisions. The net change in operating assets and liabilities of $5.5 million consists primarily of increases in accounts receivable, inventories, and other current assets of $5.7, $5.3, and $2.1 million, respectively; decreases in net taxes payable of $9.2 million; partially offset by increases in accounts payable and accrued liabilities of $16.8 million.

Accounts Receivable

Our historical and primary source of operating cash flow is the collection of accounts receivable from our customers and the timing of payments to our vendors and service providers. One measure of the effectiveness of our collection efforts is average days sales outstanding for accounts receivable ("DSO"). DSOs were 54 days, 65 days, and 66 days at December 31, 2010, 2009, and 2008, respectively. We calculate DSO by dividing net accounts receivable at the end of the quarter by revenue recognized during the quarter, multiplied by the total days in the quarter. The significant improvement in DSO in 2010 is due to effective collections, especially during the fourth quarter. We expect DSOs to vary from period to period because of changes in the mix of business between our direct and OEM customers, and the effectiveness of our collection efforts. As the percentage of Inkjet and APPS related revenue increases, we expect DSOs may trend higher. Our DSOs related to the Inkjet and APPS operating segments are traditionally higher than those related to OEM customers in our Fiery operating segment as, historically, OEM customers have paid on a more timely basis.

Inventories

Our inventories are procured primarily in support of the Inkjet and Fiery operating segments. Our inventories decreased by $2.6 million from $48.8 million in 2009 to $46.2 million in 2010 primarily due to the $2.3 million provision for excess solvent inventories and related end-of-life purchases.

Accounts Payable, Accrued and Other Liabilities, and Net Income Taxes Payable

Our operating cash flows are impacted by the timing of payments to our vendors for accounts payable and by our accrual of liabilities. The change in accounts payable, accrued and other liabilities, and net income taxes payable/ receivable increased our operating cash flows by $7.6 million and decreased our cash flows by approximately $16.1 and $4.4 million in 2009 and 2008, respectively. Our working capital, defined as current assets minus current liabilities, was $265.3 and $246.7 million at December 31, 2010 and 2009, respectively.

Investing Activities

A summary of our investing activities at December 31, 2010, 2009, and 2008 is as follows (in thousands):

	2010	2009	2008
Purchases of short-term investments	$(111,619)	$(167,465)	$(170,732)
Proceeds from sales and maturities of short-term investments	105,603	127,163	461,929
Reclassification of funds from cash & cash equivalents to short term investments	—	—	(14,836)
Purchases, net of proceeds from sales, of property and equipment	(5,016)	(5,218)	(11,607)
Proceeds from sale of building and land, net of direct transaction costs	—	135,802	—
Businesses purchased, net of cash acquired	(16,448)	—	(25,283)
Purchases of other investments	—	(1,701)	(2,782)
Net cash provided by (used for) investing activities	$ (27,480)	$ 88,581	$ 236,689

Acquisitions

Radius Solutions Incorporated ("Radius"): On July 2, 2010, we purchased Radius for approximately $14.1 million, net of cash acquired, plus an additional future cash earnout, which is contingent on achieving certain performance targets. As of December 31, 2010, approximately $2.1 million had been earned against the earnout. The $0.4 million excess above the valuation at the acquisition date was expensed as a component of general and administrative expense in accordance with ASC 805. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $1.5 million as of December 31, 2010. Headquartered in Chicago, Illinois, Radius is a print management software company that provides PMIS solutions for the packaging industry.

Raster Printers, Inc. ("Raster"): On December 2, 2008, we acquired the remaining interest in Raster for approximately $5.3 million, including direct acquisition costs plus an additional cash earnout, which was contingent upon achieving certain performance targets. The earnout period expired December 31, 2010 with no additional consideration earned. Headquartered in San Jose, California, Raster sells UV wide format printers primarily to mid-range customers in the display graphics market.

Pace Systems Group, Inc ("Pace"): On July 28, 2008, we purchased Pace for approximately $20.1 million, net of cash acquired, including direct acquisition costs, plus an additional cash earnout amount, which is contingent upon achieving certain performance targets. The second earnout period ended December 31, 2010 with additional consideration earned of approximately $2.9 million, resulting in cumulative additional cash earnouts of $5.3 million, which have been accounted for as an adjustment to the purchase price. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $0.6 million as of December 31, 2010. Headquartered in Jacksonville, Florida, Pace is a print management software company that provides PMIS and e-commerce software solutions.

Property and Equipment

Our net property and equipment purchases totaled $5.0, $5.2, and $11.6 million in 2010, 2009, and 2008, respectively. Our property and equipment additions have been funded by cash from operations.

We anticipate that we will continue to purchase property and equipment necessary in the normal course of our business. The amount and timing of these purchases and the related cash outflows in future periods are difficult to predict and are dependent on a number of factors including our hiring of employees, the rate of change in computer hardware/software used in our business, our business outlook, and decisions to further invest or expand business sites.

During the first quarter of 2009, we sold a portion of the Foster City, California campus for $137.3 million. Under the agreement, we sold the approximately 163,000 square foot building at 301 Velocity Way, as well as approximately 30 acres of related land and certain other assets related to the property. Net proceeds from the sale of building and land, net of direct transaction costs paid in 2009, were $135.8 million. The cost of the land, building, improvements, and direct transaction costs were included in the determination of the $80 million gain on sale of building and land.

Investments

During 2010 and 2009, we purchased, net of sales and maturities, marketable securities of $6.0 and $40.3 million, respectively. During 2008, we received net proceeds from sale and maturities of our marketable securities of $291.2 million, of which $240.0 million was used to repay the 1.50% convertible senior debenture holders.

We have classified our investment portfolio as "available for sale." Our investments are made with a policy of capital preservation and liquidity as primary objectives. We may hold investments in corporate bonds and U.S. government agency securities to maturity; however, we may sell an investment at any time if the quality rating of the investment declines, the yield on the investment is no longer attractive, or we have better uses for the cash. Because we invest primarily in investment securities that are highly liquid with a ready market, we believe the purchase, maturity, or sale of our investments has no material impact on our overall liquidity.

Restricted Investments

We have restricted investments that are required to be maintained by the synthetic lease of our Foster City office facility. We are required to maintain cash in LIBOR-based interest-bearing accounts, which fully collateralize our synthetic lease. We had $56.9 of restricted investments at December 31, 2010, which was accounted for as restricted investments within noncurrent assets.

Financing Activities

The primary use of funds for financing activities in 2010, 2009, and 2008, was the use of $3.6, $101.1, and $65.2 million, respectively, of cash to repurchase outstanding shares of our common stock, which included our $30 million ASR and $70 million tender offer in 2009, repurchase of stock options from certain employees in conjunction with our fair value stock option exchange, and the net settlement of RSUs and RSAs for employee common stock related tax liabilities. See Item 5—Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities for further discussion of our common stock repurchase programs.

Historically, our recurring cash flows provided by financing activities have been from the receipt of cash from the issuance of common stock from the exercise of stock options and for ESPP shares. We received proceeds from the exercise of stock options and employee purchases of ESPP shares of $6.7, $5.9, and $7.3 million in 2010, 2009, and 2008, respectively. While we may continue to receive proceeds from these plans in future

periods, the timing and amount of such proceeds are difficult to predict and are contingent on a number of factors including the price of our common stock, the number of employees participating in the plans, and general market conditions. We anticipate that cash provided from the exercise of stock options may decline over time as we shift to issuance of RSUs, rather than stock options.

The synthetic lease agreement for our corporate headquarters provides a residual value guarantee. Under ASC 460, Guarantees, the fair value of a residual value guarantee in lease agreements entered into after December 31, 2002 must be recognized as a liability in our consolidated balance sheet. We have determined that the guarantee has no material value as of December 31, 2010.

On June 2, 2008, we exercised our option to redeem and paid in cash the outstanding balance of our 1.50% convertible senior debentures, which totaled $240 million. The redemption price for the securities was 100% of the principal amount, plus accrued and unpaid interest and additional interest amounts to, but not including, the redemption date.

Other Commitments

Our Fiery inventory consists primarily of raw and finished goods, memory subsystems, processors, and ASICs, which are sold to third party contract manufacturers responsible for manufacturing our products. Our Inkjet inventories consist of raw and finished goods, print heads, frames, UV ink, and other components in support of our internal manufacturing operations and solvent ink, which is purchased from third party contract manufacturers responsible for manufacturing our solvent ink. Should we decide to purchase components and do our own manufacturing of Fiery controllers or Inkjet solvent ink, or should it become necessary for us to purchase and sell components other than the processors, ASICs, or memory subsystems to our contract manufacturers, inventory balances and potentially property and equipment would increase significantly, thereby reducing our available cash resources. Further, the inventories we carry could become obsolete, thereby negatively impacting our financial condition and results of operations. We are also reliant on several sole-source suppliers for certain key components and could experience a further significant negative impact on our financial condition and results of operations if such supplies were reduced or not available.

We may be required to compensate our subcontract manufacturers for components purchased for orders subsequently cancelled by us. We periodically review the potential liability and the adequacy of the related allowance. Our financial condition and results of operations could be negatively impacted if we were required to compensate our subcontract manufacturers in amounts in excess of the related allowance.

Legal Proceedings

From time to time, we may be involved in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, securities law, intellectual property, employment matters, and other litigation matters relating to various claims that arise in the normal course of our business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our specific litigation and regulatory matters using available information.

We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Because of the uncertainties related to both the amount and ranges of possible loss on the pending litigation matters, we are unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable outcomes. However, taking all of the above factors into account, we reserve an amount that we could reasonably expect to pay for the cases discussed. Our estimates could be incorrect, and we could pay more or less than our current accrual. Litigation can be costly, diverting management's attention and could, upon resolution, have a material adverse effect on our business, results of operations, financial condition, and cash flow.

Please refer to Item 3, Legal Proceedings, in this Annual Report on Form 10-K for more information regarding our legal proceedings.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as liabilities at December 31, 2010, with the exception of the contingent liability resulting from the Radius acquisition.

	Payments due by period				
(in thousands)	Total	Less than 1 year	Between 1-3 years	Between 3-5 years	More than 5 years
Operating lease obligations[1]	$19,007	$ 6,004	$8,850	$3,886	$267
Contingent liability[2]	2,744	2,125	619	—	—
Purchase obligations[3]	24,116	24,116	—	—	—
Total[3]	$45,867	$32,245	$9,469	$3,886	$267

(1) Lease obligations related to the principal corporate facilities are estimated based on current market interest rates (LIBOR). See Off-Balance Sheet Financing.

(2) Represents the fair value of contingent consideration related to the Radius acquisition. This amount is reflected in our consolidated balance sheets under the captions "Accrued and other liabilities" and "Contingent liability." The current fair value represents the first year earnout, which was earned based on realization of 2010 performance targets. The long-term fair value represents the present value of probability-adjusted revenues related to the second year earnout of $2.1 million.

(3) Excludes contractual obligations recorded on the balance sheet as current liabilities and certain purchase orders as discussed below.

Purchase obligations in the table above include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude purchase orders for raw materials and other goods and services that are cancelable without penalty. Our purchase orders are based on our current manufacturing needs and are generally fulfilled by our vendors within short time horizons. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment for the obligations listed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on when the goods or services are received or changes to agreed-upon amounts for some obligations.

The above table does not reflect unrecognized tax benefits of $32.5 million, the timing of which is uncertain. See Note 11—Income Taxes of Notes to the Consolidated Financial Statements for additional discussion of unrecognized tax benefits.

Off-Balance Sheet Financing

Synthetic Lease Arrangements

As of December 31, 2008 we were a party to two synthetic leases (the "301 Lease" and the "303 Lease", together "Leases") covering our Foster City facilities located at 301 and 303 Velocity Way, Foster City, California. The Leases provided a cost effective means of providing adequate office space for our corporate offices. The Leases

included an option to purchase the facilities during or at the end of each Lease term for the amount expended by the lessor to purchase the facilities. The funds pledged under the Leases ($56.9 million for the 303 Lease and $31.7 million for the 301 Lease at December 31, 2008) were in LIBOR-based interest bearing accounts and restricted as to withdrawal at all times.

On January 29, 2009, we sold the 163,000 square foot 301 Velocity Way building, along with approximately 30 acres of land and certain other assets related to the property for $137.3 million. We retained ownership of the approximately 295,000 square foot building at 303 Velocity Way that we currently occupy along with the related land. We exercised our purchase option with respect to the 301 Lease in connection with the sale of the building and land and terminated the corresponding synthetic lease. Accordingly, the $31.7 million of pledged funds were recognized in the determination of the gain on sale of building and land in the Consolidated Statement of Operations for the year ended December 31, 2009.

We have guaranteed to the lessor a residual value associated with the building equal to 82% of their funding of the 303 Lease. Under the financial covenants, we must maintain a minimum net worth and a minimum tangible net worth as of the end of each quarter. There is an additional covenant regarding mergers. We were in compliance with all such financial and merger-related covenants as of December 31, 2010. We have assessed our exposure in relation to the first loss guarantee under the 303 Lease and have determined there is no deficiency to the guaranteed value at December 31, 2010. If there is a decline in value, we will record a loss associated with the residual value guarantee. In conjunction with the 303 Lease, we have entered into a separate ground lease with the lessor for approximately 30 years. As of December 31, 2010, we were treated as the owner of this building for federal income tax purposes. Since we exercised our purchase option with respect to the 301 Lease, our maximum exposure under our remaining synthetic lease arrangement is $56.9 million as of December 31, 2010.

Item 7A: Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market rates and prices, general credit, foreign currency exchange rate fluctuation, liquidity, and interest rate risks, which may be exacerbated by the tightening of global credit markets and increase in economic uncertainty that have affected various sectors of the financial markets and continue to cause credit and liquidity issues. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We may enter into financial instrument contracts to manage and reduce the impact of changes in foreign currency exchange rates on earnings and cash flows. The counterparties to such contracts are major financial institutions. During the fourth quarter of 2009, we began hedging our operating expense exposure in Indian rupees. The notional amount of our Indian rupee cash flow hedge was $2.5 million at December 31, 2010.

Interest Rate Risk

Marketable Securities

We maintain an investment portfolio of short-term investments of various holdings, types, and maturities. These short-term investments are generally classified as available–for-sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of OCI. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on interest earnings for our portfolio. We do not currently hedge these interest rate exposures.

The following table presents the hypothetical change in fair values in the financial instruments held by us at December 31, 2010 that are sensitive to changes in interest rates. The modeling technique measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 100 basis points over a twelve month time horizon (in thousands):

Valuation of securities given an interest rate decrease of 100 basis points	No change in interest rates	Valuation of securities given an interest rate increase of 100 basis points
$110,818	$109,808	$108,798

Foreign Currency Exchange Risk

A large portion of our business is conducted in countries other than the U.S. We are primarily exposed to changes in exchange rates for the Euro, British pound sterling, Indian rupee, and Japanese yen. Although the majority of our receivables are invoiced and collected in U.S. dollars, we have exposure from non-U.S. dollar-denominated sales (primarily Euro, British pound sterling, and Japanese yen) and operating expenses (primarily Euro, British pound sterling, Japanese yen, and Indian rupee) in foreign countries. We can benefit from a weaker dollar and we can be adversely affected from a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect our consolidated operating expenses and operating income (loss) as expressed in U.S. dollars. During the fourth quarter of 2009, we began hedging our operating expense exposure in Indian rupees. The notional amount of our Indian rupee cash flow hedge was $2.5 million at December 31, 2010.

Financial Risk Management

The following discussion about our risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our primary exposures are related to non-U.S. dollar denominated sales in Europe, Japan, and the U.K. and operating expenses in Europe, India, Japan, and the U.K. During the fourth quarter of 2009, we began hedging our operating expense exposure in Indian rupees. As of December 31, 2010, we had not entered into hedges against any other currency exposures, but we may consider hedging against currency movements in other currencies, as well as adjusting the hedged portion of our Indian rupee exposure in the future.

We maintain investment portfolio holdings of various issuers, types, and maturities, typically U.S. Treasury and government-sponsored entity securities, corporate debt instruments, and asset-backed instruments. These short-term investments are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of OCI. These securities are not leveraged and are held for purposes other than trading.

Item 8: Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Electronics For Imaging, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Electronics For Imaging, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed the timing of its annual goodwill impairment assessment in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, management has excluded Golflane Limited ("Radius") from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a purchase business combination during 2010. We have excluded Radius from our audit of internal control over financial reporting. Radius is a wholly-owned subsidiary whose total assets and total revenue represent 3.1% and 1.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
March 9, 2011

Electronics For Imaging, Inc.
Consolidated Balance Sheets

(in thousands)	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 126,363	$ 106,067
Short-term investments, available for sale	103,300	98,134
Accounts receivable, net of allowances of $13.2 and $13.1 million, respectively	85,453	80,168
Inventories	46,216	48,786
Other current assets	24,317	15,291
Total current assets	385,649	348,446
Property and equipment, net	26,547	28,229
Restricted investments	56,850	56,850
Goodwill	139,517	122,840
Intangible assets, net	49,140	54,449
Deferred tax assets	47,137	47,777
Other assets	1,741	2,590
Total assets	$ 706,581	$ 661,181
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 49,189	$ 35,929
Accrued and other liabilities	45,730	35,861
Deferred revenue	24,298	23,521
Income taxes payable	1,182	6,483
Total current liabilities	120,399	101,794
Contingent liability	619	—
Deferred tax liabilities	1,292	—
Non-current income taxes payable	32,522	36,961
Total liabilities	154,832	138,755
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 150,000 shares authorized; 74,456 and 72,276 shares issued and outstanding, respectively	745	723
Additional paid-in capital	692,904	668,723
Treasury stock, at cost, 28,031 and 27,788 shares, respectively	(488,559)	(485,618)
Accumulated other comprehensive income	2,955	2,346
Retained earnings	343,704	336,252
Total stockholders' equity	551,749	522,426
Total liabilities and stockholders' equity	$ 706,581	$ 661,181

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Operations

(in thousands, except per share amounts)	For the years ended December 31, 2010	2009	2008
Revenue	$504,007	$401,108	$ 560,380
Cost of revenue[1]	236,322	189,625	242,963
Gross profit	267,685	211,483	317,417
Operating expenses:			
Research and development[1]	105,769	110,822	140,437
Sales and marketing[1]	107,322	102,001	119,400
General and administrative[1]	38,185	35,033	47,685
Amortization of identified intangibles	12,385	18,479	29,367
In-process research & development	—	—	2,680
Restructuring and other (Note 14)	3,615	8,957	11,005
Goodwill and asset impairment	685	3,208	111,858
Total operating expenses	267,961	278,500	462,432
Loss from operations	(276)	(67,017)	(145,015)
Other income (expense), net:			
Interest and other income (expense), net:	(1,354)	3,061	11,939
Gain on sale of building and land	—	79,991	—
Total other income (expense), net	(1,354)	83,052	11,939
Income (loss) before income taxes	(1,630)	16,035	(133,076)
Benefit from (provision for) income taxes	9,117	(18,206)	19,632
Net income (loss)	$ 7,487	$ (2,171)	$(113,444)
Net income (loss) per basic common share	$ 0.16	$ (0.04)	$ (2.16)
Net income (loss) per diluted common share	$ 0.16	$ (0.04)	$ (2.16)
Shares used in basic per-share calculation	45,387	49,682	52,553
Shares used in diluted per-share calculation	47,152	49,682	52,553

(1) Includes stock-based compensation expense as follows:

	2010	2009	2008
Cost of revenue	$ 984	$ 1,074	$ 2,471
Research and development	4,114	6,664	12,923
Sales and marketing	3,695	4,233	6,059
General and administrative	7,132	6,613	11,974

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands)	Common stock Shares	Common stock Amount	Additional paid-in capital	Treasury stock Shares	Treasury stock Amount	Other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balances as of December 31, 2007	**69,633**	**$696**	**$606,702**	**(14,629)**	**$(318,899)**	**$ 3,572**	**$ 451,925**	**$ 743,996**
Net loss							(113,444)	
Other comprehensive income, net of tax:								
Currency translation adjustment						(295)		
Market valuation on short-term investments						(1,601)		
Comprehensive loss						(1,896)	(113,444)	(115,340)
Exercise of common stock options	162	2	3,403					3,405
Restricted stock vested	461	5	(5)					—
Stock-based compensation			33,671					33,671
Stock repurchase				(4,752)	(65,230)			(65,230)
Stock issued pursuant to ESPP	482	5	5,864					5,869
Tax expense related to stock plans			(5,153)			—	—	(5,153)
Balances as of December 31, 2008	**70,738**	**$708**	**$644,482**	**(19,381)**	**$(384,129)**	**$ 1,676**	**$ 338,481**	**$ 601,218**
Net loss							(2,171)	
Other comprehensive income, net of tax:								
Currency translation adjustment						(59)		
Market valuation on short-term investments						660		
Other						11		
Comprehensive income (loss)						612	(2,171)	(1,559)
Cumulative effect adjustment upon adoption of ASC 320-10-65-1 as of April 1, 2009						58	(58)	—
Repurchase in conjunction with our fair value stock option exchange			(167)					(167)
Restricted stock vested	761	7	(7)					—
Stock-based compensation			18,584					18,584
Stock repurchase				(8,407)	(101,489)			(101,489)
Stock issued pursuant to ESPP	777	8	5,831					5,839
Balances as of December 31, 2009	**72,276**	**$723**	**$668,723**	**(27,788)**	**$(485,618)**	**$ 2,346**	**$ 336,252**	**$ 522,426**
Net income							7,487	
Other comprehensive income, net of tax:								
Currency translation adjustment						727		
Market valuation on short-term investments						(100)		
Other						(18)		
Comprehensive income (loss)						609	7,487	8,096
Exercise of common stock options	86	1	1,021					1,022
Restricted stock vested	1,344	13	(13)					—
Stock-based compensation			15,925					15,925
Stock repurchase				(243)	(2,941)			(2,941)
Stock issued pursuant to ESPP	750	8	5,653					5,661
Tax benefit related to stock plans			1,595					1,595
Other							(35)	(35)
Balances as of December 31, 2010	**74,456**	**$745**	**$692,904**	**(28,031)**	**$(488,559)**	**$ 2,955**	**$ 343,704**	**$ 551,749**

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the years ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 7,487	$ (2,171)	$(113,444)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Depreciation and amortization	20,943	29,453	41,437
Acquired in-process research & development	—	—	2,680
Deferred taxes	(4,190)	6,806	(33,988)
Provision for allowance for bad debts and sales-related allowances	2,525	7,703	5,420
Tax expense from employee stock plans	—	—	(3,170)
Excess tax benefit from stock-based compensation	(573)	(180)	(36)
Gain on sale of building and land	—	(79,991)	—
Provision for inventory obsolescence	5,833	4,986	2,478
Stock-based compensation	15,925	18,583	33,427
Goodwill and asset impairment	685	2,334	111,858
Other non-cash charges and credits	734	2,252	(5,258)
Changes in operating assets and liabilities, net of effect of acquired companies:			
Accounts receivable	(5,718)	9,799	5,008
Inventories	(5,329)	(6,454)	(12,722)
Other current assets	(2,083)	3,325	(1,435)
Accounts payable and accrued liabilities	16,836	(23,383)	(13,965)
Income taxes payable/receivable, net	(9,152)	7,270	9,529
Net cash provided by (used for) operating activities	43,923	(19,668)	27,819
Cash flows from investing activities:			
Purchases of short-term investments	(111,619)	(167,465)	(170,732)
Proceeds from sales and maturities of short-term investments	105,603	127,163	461,929
Reclassification of funds from cash & cash equivalents to short term investments	—	—	(14,836)
Purchases, net of proceeds from sales, of property and equipment	(5,016)	(5,218)	(11,607)
Proceeds from sale of building and land, net of direct transaction costs	—	135,802	—
Businesses purchased, net of cash acquired	(16,448)	—	(25,283)
Purchases of other investments	—	(1,701)	(2,782)
Net cash provided by (used for) investing activities	(27,480)	88,581	236,689
Cash flows from financing activities:			
Repayment of convertible debentures	—	—	(240,000)
Proceeds from issuance of common stock	6,682	5,876	7,291
Purchases of treasury stock and net settlement of restricted stock, including transaction costs	(3,557)	(101,075)	(65,230)
Excess tax benefit from stock-based compensation	573	180	36
Net cash provided by (used for) financing activities	3,698	(95,019)	(297,903)
Effect of foreign exchange rate changes on cash and cash equivalents	155	21	(89)
Increase (decrease) in cash and cash equivalents	20,296	(26,085)	(33,484)
Cash and cash equivalents at beginning of year	106,067	132,152	165,636
Cash and cash equivalents at end of year	$ 126,363	$ 106,067	$ 132,152

See accompanying notes to consolidated financial statements.

Electronics For Imaging, Inc.
Notes to Consolidated Financial Statements

Note 1: The Company and Its Significant Accounting Policies

The Company

We are a world leader in customer-focused digital printing innovation, including color digital print controllers, super-wide and wide format printers and ink, and print management solutions. Our award-winning print management solutions are integrated from creation to print. Our product portfolio includes Fiery digital color print servers; Inkjet products including VUTEk super-wide digital inkjet printers, Jetrion industrial inkjet printing systems, Rastek wide format digital inkjet printers, and ink for each of these product lines; and APPS consisting of print production workflow, management information software, and corporate printing and packaging solutions. Our integrated solutions and award-winning technologies are designed to automate print and business processes, streamline workflow, provide profitable value-added services, and produce accurate digital output.

Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of EFI and our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to revenue recognition, the allowance for doubtful accounts, inventories, restructuring and other charges, asset impairment, depreciable lives of assets, goodwill and intangible assets, income taxes, warranty obligations, purchase commitments, contingent liabilities, and other contingencies on an ongoing basis. Estimates are based upon historical experience and various other assumptions believed to be reasonable under the circumstances at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash, Cash Equivalents, and Short-term Investments

We invest our excess cash in deposits with major banks; money market securities; and municipal, U.S. government and sponsored entity, and corporate debt securities. By policy, we invest primarily in high-grade marketable securities. We are exposed to credit risk in the event of default by the financial institutions or issuers of these investments to the extent of amounts recorded on the consolidated balance sheet.

We consider all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Typically, the cost of these investments has approximated fair value. Marketable investments with a maturity greater than three months are classified as available-for-sale short-term investments. Available-for-sale securities are stated at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity, adjusted for deferred income taxes. Realized gains and losses on sales of investments are recognized upon sale of the investments using the specific identification method.

Fixed income debt securities are classified as available-for-sale and are carried at fair value, which is determined based on quoted market prices, with net unrealized gains and losses (other than the credit portion of any other-than-temporary impairment, which is included in net income (loss)) included in OCI, net of tax. We review investments in debt securities for other-than-temporary impairment whenever the fair value of an investment is

less than the amortized cost and evidence indicates that the investment's carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, we consider whether we have the intent to sell the impaired security or if it will be more likely than not that we will be required to sell the impaired security before a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. We have determined that gross unrealized losses on short-term investments at December 31, 2010 are temporary in nature because each investment meets our investment policy and credit quality requirements. We have the ability and intent to hold these investments until they recover their unrealized losses, which may not be until maturity. Evidence that we will recover our investments outweighs evidence to the contrary.

Investments that we currently own could suffer declines in fair value and become other-than-temporarily impaired. We continuously assess the fair value of individual securities as part of our ongoing portfolio management. Our other-than-temporary assessment includes reviewing the length of time and extent to which fair value has been less than amortized cost basis, the seniority and durations of the securities, adverse conditions related to a security, industry, or sector, historical and projected issuer financial performance, credit ratings, issuer specific news, and other available relevant information. Based on the above analysis, we identified one security that was other-than-temporarily impaired at December 31, 2008. As a result of our adoption of ASC 320-10-65-1, Transition Related to FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, effective in the second quarter of 2009, we recorded a cumulative effect adjustment of $0.1 million, to reduce the cost of the previously identified security and retained earnings. In the fourth quarter of 2009, we identified two additional securities that were other-than-temporarily impaired at December 31, 2009 and recognized impairment losses of $0.2 million in other income (loss).

In determining whether a credit loss existed, we use our best estimate of the present value of cash flows expected to be collected from the debt security. For asset-backed and mortgage-backed securities, cash flow estimates including prepayment assumptions were based on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries, and changes in value. Expected cash flows were discounted using the effective interest rate implicit in the securities.

Allowance for Doubtful Accounts and Sales-related Allowances

We establish an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability. To ensure that we have established an adequate allowance for doubtful accounts, management analyzes accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and macroeconomic conditions, changes in customer payment terms, the length of time receivables are past due, and significant one-time events. We record specific reserves for individual accounts when we become aware of specific customer circumstances, such as bankruptcy filings, deterioration in the customer's operating results or financial position, or potential unfavorable outcomes from disputes with customers or vendors.

We perform ongoing credit evaluations of the financial condition of our OEM, third-party distributor, reseller, and other customers and require collateral, such as letters of credit and bank guarantees, in certain circumstances. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable. The need to write off a receivable balance depends on the age, size, and a determination of collectability of the receivable. Balances are written off when we deem it probable that the receivable will not be recovered.

We also make provisions for sales rebates and revenue adjustments based upon analysis of current sales programs and revenue.

Concentration of Risk

We are exposed to credit risk in the event of default by any of our customers to the extent of amounts recorded in the consolidated balance sheet. We perform ongoing evaluations of the collectability of accounts receivable balances for our customers and maintain allowances for estimated credit losses. Actual losses have not historically been significant, but have risen over the past several years as our customer base has grown through acquisitions.

Our Fiery products, which constitute approximately 47% of our revenue, are primarily sold to a limited number of OEMs. We expect that we will continue to depend on a relatively small number of OEM customers for a significant portion of our revenue, although the significance of that revenue is expected to decline in future periods as our revenue increases from Inkjet and APPS products. We generally have experienced longer accounts receivable collection cycles in our Inkjet and APPS operating segments compared to our Fiery operating segment as, historically, OEM customers have paid on a more timely basis. Down payments are generally required from Inkjet and APPS customers as a means to ensure payment.

We are reliant on certain sole-source suppliers for key components of our products. We conduct our business with our component suppliers solely on a purchase order basis. Any disruption in the supply of key components would result in our inability to manufacture our products.

Many of our current Fiery and APPS products include software that we license from Adobe. To obtain licenses from Adobe, Adobe requires that we obtain quality assurance approvals from them for our products that use Adobe software. Although to date we have successfully obtained such quality assurance approvals from Adobe, we cannot be certain Adobe will grant us such approvals in the future. If Adobe does not grant us such licenses or approvals, if the Adobe licenses are terminated, or if our relationship with Adobe is otherwise materially impaired, we would likely be unable to manufacture products that incorporate Adobe PostScript® or other Adobe software.

We subcontract with other companies to manufacture our Fiery controllers, solvent ink, Jetrion, and Rastek products. We rely on the ability of our subcontractors to manufacture the products sold to our customers. A high concentration of our Fiery products is manufactured at one subcontractor location. If the subcontractor lost production capabilities at this facility, we would experience delays in delivering product to our customers. We do not maintain long-term agreements with our subcontractors, which could lead to an inability of such subcontractor to fill our orders.

Inventories

Inventories are stated at standard cost, which approximates the lower of actual cost using a first-in, first-out method, or market. We periodically review our inventories for potential slow-moving or obsolete items and write down specific items to net realizable value as appropriate. Work-in-process inventories consist of our product at various levels of assembly and include materials, labor, and manufacturing overhead. Finished goods inventory represents completed products awaiting shipment.

We estimate potential future inventory obsolescence and purchase commitments to evaluate the need for inventory reserves. Current economic trends, changes in customer demand, product design changes, product life and demand, and the acceptance of our products are analyzed to evaluate the adequacy of such reserves. Significant management judgment and estimates must be made and used in connection with establishing inventory allowances and reserves in any accounting period. Material differences may result in changes in the amount and timing of our net income (loss) for any period, if management made different judgments or utilized different estimates.

Property and Equipment, Net

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated life for desktop and laptop computers is 24 months, furniture has an estimated life of seven years, software is amortized over three to five years, and buildings have an estimated life of 40 years. All other assets are typically considered to have a two to ten year life. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the lease term, if shorter. Land improvements, such as parking lots and sidewalks, are amortized using the straight-line method over the estimated useful lives of the improvements.

When assets are disposed, we remove the asset and accumulated depreciation from our records and recognize the related gain or loss in results of operations. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gain or loss is included in other income (expense), net.

Depreciation expense was $8.5, $10.9, and $11.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Internal Use Software

We follow the guidance in ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software. Software development costs, including costs incurred to purchase third party software, are capitalized beginning when we determine that certain factors are present, including among others, that technology exists to achieve the performance requirements. The accumulation of software costs to be capitalized ceases when the software is substantially developed and is ready for its intended use. It is amortized over an estimated useful life of three years using the straight-line method.

Restricted Investments

We have restricted investments that are required to be maintained by the synthetic lease of our Foster City office facility. We are required to maintain cash in LIBOR-based interest-bearing accounts, which fully collateralize our synthetic lease. We had $56.9 million of restricted investments at December 31, 2010, which was accounted for as a noncurrent asset as restricted investments.

Goodwill

During the fourth quarter of 2009, we changed our annual goodwill impairment testing date from September 30 to December 31 of each year. This change was made to better align impairment testing procedures with year-end financial reporting and the annual business planning and budgeting process, which commences during the fourth quarter of each year. As a result, goodwill impairment testing now reflects the result of input from business and other operating personnel in the development of the budget. Accordingly, management considered this accounting change to be preferable. This change did not accelerate, delay, avoid, or cause an impairment charge, nor did this change result in adjustments to previously issued financial statements.

We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35, Goodwill—Intangibles and Other—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its

carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

We determined the fair value of the Inkjet and APPS reporting units as of December 31, 2010 by equally weighting the market and income approaches. The fair value of the Fiery reporting unit was determined based on the market approach. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we measured fair value of the Inkjet and APPS reporting units based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Fiery, Inkjet, and APPS fair values are $226, $192, and $67 million, respectively, which exceed carrying value by 124%, 34%, and 26%, respectively.

Please see Note 4—Goodwill and Long-Lived Asset Impairment of the Notes to Consolidated Financial Statements.

Long-lived Assets, including Intangible Assets

We evaluate potential impairment with respect to long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We recognized long-lived asset impairment charges of $0.7, $3.2, and $1.8 million for the years ended December 31, 2010, 2009, and 2008, respectively, consisting primarily of project abandonment costs related to equipment charges in the Inkjet operating segment, assets impaired related to an Inkjet facility closure, certain Inkjet printer equipment, and the impairment of our remaining equity method investees.

Intangible assets are evaluated for impairment based on their estimated future undiscounted cash flows. Based on this analysis, no impairment of intangible assets, excluding goodwill, was recognized in 2010, 2009, or 2008.

Intangible assets acquired to date are being amortized on a straight-line basis over periods ranging from 2 to 18 years. No changes have been made to the useful lives of amortizable identifiable intangible assets in 2010, but the shortening of the useful lives of certain trademarks during 2009 and 2008 resulted in a $1.1, $0.6, and $0.1 million impact on amortization expense for the years ended December 31, 2010, 2009, and 2008, respectively. Intangible amortization expense was $12.4, $18.5, and $29.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock

investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.

The process of assessing whether a particular equity or debt investment's fair value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for these securities. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This analysis is based primarily on information that we request and receive from these privately-held companies and is performed on a quarterly basis. Although we evaluate all of our privately-held equity and debt investments for impairment based on this criteria, each investment's fair value is only estimated when events or changes in circumstances have occurred that may have a significant effect on its fair value (because the fair value of each investment is not readily determinable). Where these factors indicate that the equity investment's fair value is less than its carrying cost, and where we consider such diminution in value to be other than temporary, we record an impairment charge to reduce such equity investment to its estimated fair value.

During the fourth quarter of 2008, we assessed each remaining investment's technology pipeline and market conditions in the industry for the next several years and determined it is no longer probable that they will generate enough positive future cash flows to recover the full carrying amount of the investment. As such, we recognized an impairment charge of $6.1 million.

Our investments accounted for using the equity method of accounting totaled $0.3 million as of December 31, 2009 and 2008. Our consolidated results of operations for the years ended December 31, 2009 and 2008 include, as a component of other income (expense), net, our share of the net losses of equity method investees of $1.4 and $0.9 million, respectively.

During the second quarter of 2010, we further assessed each remaining investment's ability to sustain an earnings capacity that would justify the carrying amount of the investment in accordance with ASC 323-10-35-32. Based on this assessment, we impaired the remaining carrying value of these investments of $0.3 million.

On December 2, 2008, we acquired the remaining interest of Raster. As a result, Raster is consolidated in our financial statements as of December 2, 2008, and is no longer included in other assets.

Please refer to Note 4—Goodwill and Long-Lived Asset Impairment of the Notes to Consolidated Financial Statements.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash, cash equivalents, accounts receivable, restricted investments, accounts payable, and accrued liabilities, approximate their respective fair market values due to the short maturities of these financial instruments. The fair value of our available-for-sale securities, derivative instruments, and contingent acquisition-related liability are disclosed in Note 5—Investments and Fair Value Measurements of the Notes to Consolidated Financial Statements. In June 2008, we redeemed the outstanding balance of our 1.50% convertible senior debentures for $240.0 million.

Warranty

Our Fiery controller and Inkjet printer products are generally accompanied by a 12-month warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, Loss Contingencies, an accrual is

made when it is estimable and probable based upon historical experience. A provision for estimated future warranty work is recorded in cost of goods sold upon recognition of revenue and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty estimates. Management must estimate potential inventory return rates and replacement or repair costs to evaluate the need for warranty reserves. Significant management judgments and estimates must be made and used in connection with establishing warranty reserves in each reporting period. Material differences may result in changes in the amount and timing of our income for any period, if management made different judgments or utilized different estimates. Warranty reserves were $9.2 and $6.8 million as of December 31, 2010 and 2009, respectively.

Research and Development

We expense research and development costs associated with new software products as incurred until technological feasibility is established. Research and development costs include salaries and benefits of researchers, supplies, and other expenses incurred from research and development efforts. To date, we have not capitalized research and development costs associated with software development as products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time.

Revenue Recognition

We derive our revenue primarily from product revenue, which includes hardware (controllers, design-licensed solutions including upgrades, inkjet printers including components replaced under maintenance agreements, and ink), software licensing and development, and royalties. We also receive service revenue from software license maintenance agreements, customer support, training, and consulting. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences could result in the amount and timing of revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue in accordance with the provisions of SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104") and when applicable, ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, for the sale of controllers, printers, and ink. As such, revenue is generally recognized when persuasive evidence of an arrangement exists, the product has been delivered or services have been rendered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Products generally must be shipped against written purchase orders. We use either a binding purchase order or signed contract as evidence of an arrangement. Sales to some of our OEM customers are evidenced by a master agreement governing the relationship together with a binding purchase order. Sales to our resellers are also evidenced by binding purchase orders or signed contracts and do not generally contain rights of return or price protection. Our arrangements generally do not include product acceptance clauses. When acceptance is required, revenue is recognized when the product is accepted by the customer.

Delivery for hardware generally is complete when title and risk of loss is transferred at point of shipment from manufacturing facilities, or when the product is delivered to the customer's local common carrier. We also sell products and services using sales arrangements with terms resulting in different timing for revenue recognition as follows:

- if the title and/or risk of loss is transferred at a location other than our manufacturing facility, revenue is recognized when title and/or risk of loss transfers to the customer, per the terms of the agreement;
- if title is retained until payment is received, revenue is recognized when title is passed upon receipt of payment;

- if payment is contingent upon installation, the revenue related to the portion of the payment for installation is deferred until installation is complete;
- if the sales arrangement is classified as an operating lease, revenue is recognized ratably over the lease term; or
- if the sales arrangement is a fixed price for performance extending over a long period and our right to receive future payment depends on our future performance in accordance with these agreements, revenue is recognized under the percentage of completion method.

We assess whether the fee is fixed or determinable based on the terms of the contract or purchase order. We assess collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We may not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

We license our software primarily under perpetual licenses. Revenue from software consists of software licensing, post-contract customer support, and professional consulting. We apply the provisions of ASC 985-605, Software—Revenue Recognition, and if applicable, SAB 104 and ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, to all transactions involving the sale of software products and hardware transactions where the software is not incidental.

When several elements, including software licenses, post-contract customer support, and professional services, are sold to a customer through a single contract, the revenue from such multiple-element arrangements are allocated to each element using the residual method in accordance with ASC 985-605. Revenue is allocated to the support elements and professional service elements of an agreement using vendor specific objective evidence ("VSOE") of fair value and to the software license portion of the agreements using the residual method. We have established VSOE of the fair value of our professional services based on the rates charged to our customers in stand-alone orders. We have also established VSOE of fair value for post-contract customer support based on substantive renewal rates. Accordingly, software license fees are recognized under the residual method for arrangements in which the software is licensed with maintenance and/or professional services, and where the maintenance and professional services are not essential to the functionality of the delivered software. Revenue allocated to software licenses is recognized when the following four basic criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is probable. Revenue allocated to post-contract support is recognized ratably over the term of the support contract assuming the four basic criteria are met. We also have subscription arrangements where the customer pays a fixed fee and receives services over a period of time. We recognize revenue from the subscriptions ratably over the service period. Any up front setup fees associated with our subscription arrangements are recognized ratably, generally over one year.

We previously followed the completed contract method for revenue recognition on long-term contracts involving substantial customization. During the quarter ended September 30, 2010, we developed the ability to produce estimates sufficiently dependable to require adoption of the percentage of completion method with respect to certain fixed price contracts.

Revenue on certain fixed price contracts where we provide information technology system development and implementation services is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using guidance from ASC 605-35, Revenue

Recognition—Construction-Type and Production—Type Contracts. These services require that we perform significant, extensive, and complex design, development, modification, or implementation activities of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with these agreements.

The percentage of completion method involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the long-term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity, or other factors used in developing the estimates of costs or revenue, we revise our cost and revenue estimates, which may result in increases or decreases in revenue and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

We recognize losses on long-term fixed price contracts in the period that the contractual loss becomes probable and estimable. We record amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met. We record revenue that is earned and recognized in excess of amounts invoiced on fixed price contracts as trade receivables.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling costs are included in net sales. Shipping and handling costs are charged to cost of sales as incurred.

Advertising

Advertising costs are expensed as incurred. Total advertising and promotional expenses were $5.2, $3.7, and $4.9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Income Taxes

We account for income taxes under the provisions of ASC 740, Income Taxes, which requires that deferred tax liabilities and deferred tax assets be determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. We estimate our actual current tax expense and the temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. If we believe that recovery of these deferred assets is not likely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we include an expense within the tax provision in the statement of operations.

In accordance with ASC 740-10-25-5 through 17, we account for uncertainty in income taxes by recognizing a tax position only when it is more likely than not that the tax position, based on its technical merits, will be sustained upon ultimate settlement with the applicable tax authority. The tax benefit to be recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information.

Business Combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including IPR&D, and liabilities assumed based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets. All acquisitions are included in our financial statements from the date of acquisition.

In December 2007, ASC 805, Business Combinations, retained the fundamental requirement that the acquisition method of accounting be used for all business combinations with the following changes: an acquirer records 100% of assets and liabilities of the acquired business, including goodwill, at fair value, regardless of the level of interest acquired; certain contingent assets and liabilities are recognized at fair value at the acquisition date; contingent consideration is recognized at fair value at the acquisition date with changes in fair value recognized in earnings as assumptions are updated or upon settlement; IPR&D is recognized at fair value at the acquisition date subject to amortization after product launch or otherwise subject to impairment; acquisition-related transaction and restructuring costs are expensed as incurred; reversals of valuation allowances related to acquired deferred tax assets and liabilities and changes to acquired income tax uncertainties are recognized in earnings; and when making adjustments to finalize preliminary accounting, acquirers revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they occurred on the acquisition date. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, ASC 805 was applied to the accounting for the Radius acquisition.

On July 2, 2010, we acquired Radius to establish our presence in the packaging industry. On December 2, 2008, we acquired Raster, a mid-market, wide format graphics printer developer and manufacturer, to further expand our Inkjet line of products. On July 28, 2008, we acquired Pace to strengthen our APPS operating segment. The Radius, Raster, and Pace acquisitions are discussed in Note 2—Acquisitions in the Notes to Consolidated Financial Statements.

Stock-Based Compensation

We adopted the fair value recognition provisions of ASC 718 using the modified prospective transition method. Under this transition method, stock-based compensation expense in 2010, 2009, and 2008 includes compensation expense for all stock-based payment awards granted prior to, but not yet vested, as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of ASC 718 prior to amendment. Stock-based compensation expense for all stock-based payment awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of ASC 718. We recognize these compensation costs using the graded vesting method over the requisite service period, after assessing the probability of achieving requisite performance criteria with respect to performance-based awards. Stock-based compensation expense is recognized over the requisite service period for each separately vesting tranche as though each award were, in substance, multiple awards.

ASC 718 requires forfeitures to be estimated at the time of grant and revised on a cumulative basis, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We use historical data and future expectations of employee turnover to estimate forfeitures. The tax benefit resulting from tax deductions in excess of the tax benefits related to stock-based compensation expense recognized for those awards are classified as financing cash flows.

Our determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by various assumptions including volatility, expected term, and interest rates. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the

expected term of the option. The expected term is based upon management's consideration of the historical life of the options, the vesting period of the options granted, and the contractual period of the options granted. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

We adopted the alternative transition method for calculating the tax effects of stock-based compensation expense pursuant to ASC 718. The alternative transition method includes a simplified method to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation expense, which is available to absorb tax deficiencies recognized subsequent to the adoption of ASC 718. Tax shortfalls resulting from the tax effects of employee stock-based compensation absorbed the remaining balance of the APIC pool in 2008.

Foreign Currency Translation

In preparing our consolidated financial statements, we must remeasure and translate balance sheet and income statement items into U.S. dollars. Foreign currency assets and liabilities are remeasured from the transaction currency into the functional currency at current exchange rates, except for non-monetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at monthly exchange rates, which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (expense), net. Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net, and were a gain (loss) of $(3.4), $0.2, and $(2.9) million for the years ended December 31, 2010, 2009, and 2008, respectively.

For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates and all revenue and expenses are translated using monthly exchange rates, which approximate the average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of OCI in stockholders' equity. The cumulative translation adjustment balance at December 31, 2010 was an unrealized gain of $2.7 million.

Based on our assessment of the salient economic indicators discussed in ASC 830-10-55-5, Foreign Currency Matters, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries except for our German subsidiary, EFI GmbH, for which we consider the Euro to be the subsidiary's functional currency, our Japanese subsidiary, Electronics For Imaging Japan KK, for which we consider the Japanese Yen to be the subsidiary's functional currency, and our U.K. subsidiary, Electrons For Imaging United Kingdom Limited, for which we consider the British pound sterling to be the subsidiary's functional currency.

Computation of Net Income (Loss) per Common Share

Net income (loss) per basic common share is computed using the weighted average number of common shares outstanding during the period, excluding non-vested restricted stock. Net income (loss) per diluted common share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding common stock options having a dilutive effect using the treasury stock method, from non-vested shares of restricted stock having a dilutive effect, from shares to be purchased under the ESPP having a dilutive effect, from non-vested restricted stock for which the performance criteria have been met, and from the conversion of our 1.50% convertible senior debentures ("Debentures") prior to redemption on June 2, 2008. In computing the dilutive effect of the Debentures, the numerator is adjusted to add back the after-tax amount of interest and amortized

debt issuance costs recognized in the period associated with the Debentures. Any potential shares that are anti-dilutive as defined in ASC 260, Earnings per Share, are excluded from the effect of dilutive securities.

ASC 260-10-45-48, Earnings per Share, requires that performance-based RSUs that would be issuable if the end of the reporting period were the end of the vesting period, if the result would be dilutive, are assumed to be outstanding for purposes of determining net income (loss) per diluted common share as of the later of the beginning of the period or the grant date. Accordingly, performance-based RSUs, which vest on March 2, 2011 based on achievement of specified performance criteria related to 2010 revenue and non-GAAP operating income targets, and performance-based RSAs, which vest on March 15, 2011 based on achievement of a specified percentage of the 2010 operating plan, are included in the determination of net income (loss) per diluted common share as of December 31, 2010. Performance-based and market-based targets were not met with respect to any other stock options or RSUs as of December 31, 2010.

The following table presents a reconciliation of basic and diluted earnings per share for the three years ended December 31, 2010 (in thousands, except per share amounts):

	For the years ended December 31,		
	2010	2009	2008
Basic net income (loss) per share:			
Net income (loss) available to common shareholders	$ 7,487	$ (2,171)	$(113,444)
Weighted average common shares outstanding	45,387	49,682	52,553
Basic net income (loss) per share	$ 0.16	$ (0.04)	$ (2.16)
Dilutive net income (loss) per share:			
Net income (loss) available to common shareholders	$ 7,487	$ (2,171)	$(113,444)
Weighted average common shares outstanding	45,387	49,682	52,553
Dilutive stock options and non-vested restricted stock	1,409	—	—
Performance-based RSUs	356	—	—
Weighted average common shares outstanding for purposes of computing diluted net income (loss) per share	47,152	49,682	52,553
Dilutive net income (loss) per share	$ 0.16	$ (0.04)	$ (2.16)

The following table sets forth potential shares of common stock that are not included in the determination of diluted net income (loss) per share because to do so would be anti-dilutive for the periods presented, excluding any performance-based or market-based stock options or RSUs for which the performance criteria were not met as December 31, 2010, 2009, or 2008 (in thousands):

	For the years ended December 31,		
	2010	2009	2008
Stock options, non-vested restricted stock, and ESPP shares	2,281	5,547	7,801
Convertible senior debentures	—	—	3,783
Total potential shares of common stock excluded from the computation of diluted earnings per share	2,281	5,547	11,584

Effective for periods beginning after December 15, 2008, ASC 260-10-45 to 65 requires use of the two-class method to calculate earnings per share when non-vested RSAs are eligible to receive dividends (i.e., participating securities), even if we do not intend to declare dividends. The two-class method is not applicable to 2009 and 2008 when net losses were incurred as non-vested restricted stockholders do not "participate" in net losses. There were only 101 thousand weighted average non-vested restricted stock awards eligible to receive dividends for the year ended December, 2010; consequently, the impact on net income per diluted common share in applying the two-class method for the year ended December 31, 2010 was not material.

Accounting for Derivative Instruments and Risk Management

We are exposed to market risk and foreign currency exchange risk from changes in foreign currency exchange rates, which could affect operating results, financial position, and cash flows. We manage our exposure to these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are used to hedge economic exposures as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. We do not have any leveraged derivatives, nor do we use derivative contracts for speculative purposes. ASC 815, Derivatives and Hedging, requires the fair value of all derivative instruments, including those embedded in other contracts, to be recorded as assets or liabilities in our consolidated balance sheet. As permitted, foreign exchange contracts with notional amounts of $2.5 and $1.4 million and net asset/liability fair values that are immaterial have been designated for hedge accounting treatment at December 31, 2010 and 2009, respectively. The related cash flow impacts of our derivative contracts are reflected as cash flows from operating activities.

Our primary exposures are related to non-U.S. dollar-denominated sales in Europe, Japan, and the U.K. and operating expenses in Europe, India, Japan, and the U.K. During the fourth quarter of 2009, we began hedging our operating expense exposure in Indian rupees. As of December 31, 2010, we had not entered into hedges against any other currency exposures, but as these exposures grow we may consider hedging against currency movements in other currencies, as well as adjusting the hedged portion of our Indian rupee exposure.

By their nature, derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange movement is expected to offset the market risk of the underlying transactions, assets, and liabilities being hedged (e.g., operating expense exposure in Indian rupees). We do not believe there is a significant risk of loss from non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, by policy we deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Foreign currency derivative contracts with notional amounts of $2.5 and $1.4 million have been designated as cash flow hedges of our Indian rupee operating expense exposure. The changes in fair value of these contracts are reported as a component of OCI and reclassified to operating expense in the periods of payment of the hedged operating expenses. The amount of ineffectiveness that was recorded in the consolidated statement of operations for these designated cash flow hedges was immaterial. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. As of December 31, 2010, the net asset/liability fair value of these contracts was immaterial.

Variable Interest Entities

The FASB amended the Variable Interest Entities ("VIE") sub-section of ASC 810, Consolidation, effective January 2010. This sub-section of ASC 810 changes how a reporting entity evaluates whether an entity is considered the primary beneficiary of a VIE and is therefore required to consolidate the VIE. ASC 810 requires formal assessment at each reporting period regarding which party within the VIE is considered the primary beneficiary and requires a number of new disclosures related to VIE's. A qualitative approach is required for identifying the primary beneficiary of a VIE based on the power to direct activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or right to receive benefits that could be significant to us. The adoption of ASC 810 did not have a material impact on our financial condition or results of operations.

Recent Accounting Pronouncements

In July 2009, the FASB issued ASC 105-10, Generally Accepted Accounting Principles ("ASC 105-10"). ASC 105-10 establishes the exclusive authoritative reference for U.S. GAAP in financial statements, except for SEC rules and regulations, which are also authoritative U.S. GAAP for SEC registrants. The ASC supersedes all existing non-SEC accounting and reporting standards. We have included the references to the ASC, as appropriate, in the Notes to Consolidated Financial Statements.

In April 2009, the FASB issued three related staff positions, which modify ASC 820, Fair Value Measurements and Disclosures, by providing additional application guidance and enhancing disclosures regarding fair value measurements and impairments of securities.

- ASC 820-10-35, Fair Value Measurements and Disclosures—Subsequent Measurement, was amended to provide guidance on determining fair value when there is no active market or when the price inputs being used represent distressed sales and expands required disclosures of major security types.
- ASC 825-10-50, Financial Instruments—Disclosure, was amended to require disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments and ASC 270, Interim Reporting, was amended to require disclosures about the fair value of financial instruments for which it is practicable to estimate fair value, whether or not recognized in our financial statements, for interim as well as annual reporting.
- ASC 320, Investments—Debt and Equity Securities, was amended to provide operational guidance on determining other-than-temporary impairments of debt securities and expand disclosure requirements. Other-than-temporary impairments of debt securities must be allocated between credit and non-credit components with the non-credit portion recognized as a component of OCI and the credit portion included in net income (loss). A cumulative effect adjustment to the opening balance of retained earnings and OCI is required in the period of adoption for other-than-temporary impairments of debt securities recognized in prior periods, which are still held as investments at the date of adoption.

These amendments were adopted beginning in the second quarter of 2009. As a result of ASC 320-10-65-1, Transition Related to FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, we recorded a cumulative effect adjustment of $0.1 million to retained earnings at the date of adoption.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820 to add two new disclosures: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) gross presentation of activity within the Level 3 rollforward. ASU 2010-06 also includes clarifications to existing disclosure requirements on the level of

disaggregation and disclosures regarding inputs and valuation techniques. ASU 2010-06 became effective in the first quarter of 2010, except for the gross presentation of the Level 3 rollforward, which is not effective until the first quarter of 2011. The appropriate disclosures have been included in the accompanying condensed consolidated financial statements.

In September 2009, the FASB ratified Emerging Issues Task Force ("EITF") consensuses reflected in ASU 2009-13, Multiple-Deliverable Revenue Arrangements (ASC 605), and ASU 2009-14, Certain Revenue Arrangements That Include Software Elements (ASC 985). These consensuses shall be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 with earlier application permitted. ASU 2009-13 eliminates the residual method of allocation in multiple deliverable arrangements. When applying the relative selling price method, the selling price for each deliverable shall be determined using VSOE, if it exists. Otherwise, third party evidence of the selling price ("TPE") shall be used. If neither VSOE nor TPE exists for a deliverable, then the best estimate of the selling price for that deliverable shall be used when applying the relative selling price method. ASU 2009-14 determined that tangible products containing software and non-software components that function together to deliver the product's essential functionality are not required to follow the software revenue recognition guidance in ASC 985, Software Revenue Recognition, as long as the hardware components of the tangible product substantively contribute to its functionality. In addition, hardware components of a tangible product containing software components shall always be excluded from the guidance in ASC 985. We are currently evaluating the impact of these consensuses on our financial condition and results of operations.

Supplemental Cash Flow Information

(in thousands)	Years ended December 31, 2010	2009	2008
Supplemental disclosure of cash flow information:			
Cash paid for interest expense	$ 43	$ 4	$ 1,837
Cash paid for income taxes, net of refunds received	$ 4,128	$3,171	$ 8,303
Acquisition related activities:			
Cash paid for acquisitions	$16,747	$ —	$25,405
Cash acquired in acquisitions	(299)	—	(122)
Net cash paid for acquisitions	$16,448	$ —	$25,283

Note 2: Acquisitions

Radius was acquired in 2010, while Raster and Pace were acquired in 2008. These acquisitions have been accounted for using the purchase method of accounting. Under purchase accounting, the consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed according to their respective fair values on the date of acquisition. Excess purchase consideration is recorded as goodwill. Factors contributing to a purchase price that results in goodwill include, but are not limited to, the retention of research and development personnel with skills to develop future technology, support personnel to provide maintenance services related to the products, a trained sales force capable of selling current and future products, the opportunity to cross-sell Radius, Rastek, Pace, and EFI products to existing customers, and the positive reputation that each of these companies have in the market.

Radius Solutions Incorporated

On July 2, 2010, we acquired a 100% interest in privately held Golflane, a U.K. private limited company, the parent holding company of Radius, for approximately $14.1 million, net of cash acquired, plus an additional future cash earnout contingent on achieving certain performance targets. Direct acquisition costs and restructuring charges were expensed in accordance with the new acquisition accounting guidance.

The fair value of the earnout was estimated to be $2.3 million by applying the income approach in accordance with ASC 805-30-25-5. The income approach is based on significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. Key assumptions include a discount rate of 6.3% and probability-adjusted level Radius revenues. This contingent liability has been reflected in the consolidated balance sheet as a current liability of $1.7 million and a noncurrent liability of $0.6 million at the acquisition date. Earnout performance targets were achieved during the fourth quarter of 2010, which resulted in an increase in the fair value of the earnout by $0.4 million, which will also be paid in 2011. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $1.5 million as of December 31, 2010.

We acquired Radius to establish our presence in the packaging industry. The acquisition was accounted for as a purchase business combination. In accordance with ASC 805, the purchase price has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition based on valuations performed by a third party. We engaged a third party valuation firm to aid management in its analysis of the fair value of Radius. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the fair value analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party. The purchase price allocation is subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets acquired and liabilities assumed. We expect to continue to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments determined to be material will be applied retrospectively to the acquisition date in our consolidated financial statements and, depending on the nature of the adjustments, our operating results subsequent to the acquisition period could be affected.

The initial preliminary purchase price allocation was adjusted during the fourth quarter to reflect a $0.9 and $0.6 million increase to goodwill and deferred tax assets, respectively, offset by a corresponding decrease to customer relationships. This adjustment was recorded as an adjustment to the opening balance sheet resulting in a credit to intangible amortization expense of $0.2 million.

Pro forma results of operations for the Radius acquisition have not been presented because they are not material to our consolidated results of operations. Goodwill, which represents the excess of the purchase price over the net tangible and intangible assets acquired, is not deductible for tax purposes.

Raster Printers, Inc.

On December 2, 2008, we acquired the remaining interest in Raster for approximately $5.3 million, including direct acquisition costs plus an additional cash earnout, which was contingent upon achieving certain performance targets. The earnout period expired December 31, 2010 with no additional consideration earned. Adjustments to the purchase price allocation during 2009 were $0.6 million. Headquartered in San Jose, California, Raster sells UV wide format printers primarily to mid-range customers in the display graphics market.

Pace Systems Group, Inc.

On July 28, 2008, we purchased a 100% interest in Pace for approximately $20.1 million, net of cash acquired, including direct acquisition costs, plus an additional cash earnout amount, which is contingent upon achieving certain performance targets. The second earnout period ended December 31, 2010 with additional consideration earned of approximately $2.9 million, resulting in cumulative additional cash earnouts of $5.3 million, which have been accounted for as an adjustment to the purchase price. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $0.6 million as of December 31, 2010. In addition, the purchase price allocation was adjusted by $2.2 million during 2009 related to deferred taxes. Headquartered in Jacksonville, Florida, Pace is a print management software company that provides PMIS and e-commerce software solutions.

Valuation Methodology

Intangible assets acquired consist of existing technology, IPR&D, patents, trademarks and trade names, and customer relationships. Since all R&D efforts are in a deployment mode, there is no IPR&D related to the Radius acquisition. IPR&D would have been capitalized as an intangible asset in accordance with the new acquisition accounting guidance that became effective in 2009. We charged $0.7 million of IPR&D related to our acquisition of Raster and $2.0 million of IPR&D related to our acquisition of Pace to operating expenses at the acquisition date because technological feasibility had not been established and no future alternative uses existed.

The value of Raster and Pace IPR&D was determined by estimating the costs to develop the purchased IPR&D into a commercially viable product, estimating the resulting net cash flows from the sale of the products resulting from the completion of the IPR&D, and discounting the net cash flows back to their present value. Project completion schedules were based on management's estimate of tasks completed and the tasks to be completed to bring the projects to technical and commercial feasibility.

	Raster	Pace
Discount rate for IPR&D	17-18%	24%
Percentage of completion for in-process projects acquired	64-81%	23-83%

IPR&D on future acquisitions will be recognized at fair value at the acquisition date subject to amortization after product launch or otherwise subject to impairment.

The following table summarizes the allocation of the purchase price to assets acquired and liabilities assumed (in thousands) with respect to each of these acquisitions:

	Radius		Raster		Pace	
	Weighted average useful life	Allocation at December 31, 2010	Weighted average useful life	Allocation at December 31, 2010	Weighted average useful life	Allocation at December 31, 2010
In-process research & development		$ —		$ 680		$ 2,000
Existing technology	5 years	2,850	3 years	1,340	5 years	8,100
Customer contracts, relationships, and maintenance agreements	5 years	3,101	5 years	980	9 years	4,600
Trademarks and trade names	6 years	1,050	4 years	650	6 years	300
Goodwill		13,774		2,560		12,727
		20,775		6,210		27,727
Excess of liabilities assumed over assets acquired		(4,075)		(188)		(5,661)
Total purchase price		$16,700		$6,022		$22,066

Radius has been integrated into the APPS operating segment. The U.S. operations of Radius were integrated into our U.S. operations and its U.K. entities were integrated into our U.K. operations. Radius U.K. generates revenue and incurs operating expenses in British pounds sterling. This resulted in a change in the functional currency of our EFI U.K. entity to the British pound sterling.

Note 3: Balance Sheet Components

Selected balance sheet components are as follows (in thousands):

	December 31, 2010	December 31, 2009
Inventories, net of allowances:		
Raw materials	$ 19,178	$ 26,238
Work in process	5,826	3,070
Finished goods	21,212	19,478
	$ 46,216	$ 48,786
Property and equipment, net:		
Land, buildings, and improvements	$ 20,955	$ 20,941
Equipment and purchased software	52,398	50,268
Furniture and leasehold improvements	19,409	18,903
	92,762	90,112
Less accumulated depreciation and amortization	(66,215)	(61,883)
	$ 26,547	$ 28,229
Accrued and other liabilities:		
Accrued compensation and benefits	$ 17,632	$ 13,432
Warranty provision	9,232	6,838
Accrued royalty payments	4,423	3,313
Contingent liabilities	5,070	2,000
Other accrued liabilities	9,373	10,278
	$ 45,730	$ 35,861

Note 4: Goodwill and Long-Lived Asset Impairment

Purchased Intangible Assets

Our purchased intangible assets associated with completed acquisitions for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010				December 31, 2009		
(in thousands)	Weighted average useful life	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill		$139,517	$ —	$139,517	$122,840	$ —	$122,840
Existing technology	4.6	$113,076	$(105,365)	$ 7,711	$110,302	$(103,450)	$ 6,852
Patents, trademarks, and trade names	14.5	51,555	(20,432)	31,123	50,485	(17,732)	32,753
Other intangible assets	6.0	66,769	(56,463)	10,306	63,835	(48,991)	14,844
Amortizable intangible assets	7.2	$231,400	$(182,260)	$ 49,140	$224,622	$(170,173)	$ 54,449

Acquired existing technology, patents, trademarks, trade names, and other intangible assets are amortized over their estimated useful lives of 2 to 18 years using the straight-line method, which approximates the pattern in which the economic benefits of the intangible assets are realized. Aggregate amortization expense was $12.4, $18.5, $29.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 future estimated amortization expense each of the next five years and thereafter related to amortizable intangible assets is estimated to be (in thousands):

For the periods:	Future amortization expense
2011	$ 9,648
2012	6,961
2013	5,707
2014	4,561
Thereafter	22,263
	$49,140

Goodwill Rollforward

The goodwill rollforward is presented for the years ended December 31, 2010 and 2009 as required by ASC 805 (in thousands).

	Fiery	Inkjet	APPS	Total
Ending Balance, December 31, 2008	$53,250	$36,125	$ 33,206	$ 122,581
Additions	—	580	2,000	2,580
Adjustments to deferred tax assets / liabilities in accordance with ASC 805-740-25, Business Combinations—Income Taxes—Recognition	—	—	(2,231)	(2,231)
Foreign currency adjustments	—	—	107	107
Other	—	(197)[1]	—	(197)
Ending Balance, December 31, 2009	$53,250	$36,508	$ 33,082	$ 122,840
Additions	$ —	$ —	$ 16,173	$ 16,173
Radius opening balance sheet adjustment	—	—	943	943
Reclassification of Proofing Business from APPS to Fiery	6,228	—	(6,228)	—
Foreign currency adjustments	528	—	(967)	(439)
Ending Balance, December 31, 2010	$60,006	$36,508	$ 43,003	$ 139,517
Accumulated Impairment, December 31, 2010	$ —	$ —	$(103,991)	$(103,991)

(1) R&D credits impacting taxes payable.

Goodwill previously reported in the APPS operating segment for the years ended December 31, 2009 and 2008 has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of proofing software from the APPS to the Fiery operating segment. Total goodwill for the years ended December 31, 2009 and 2008 has not changed.

Goodwill additions result from the Radius acquisition and Pace contingent consideration. The Pace acquisition closed prior to the effective date of ASC 805. Consequently, Pace contingent consideration is accounted for as an adjustment to the purchase price.

The initial preliminary allocation of the Radius purchase price was adjusted during the fourth quarter of 2010 to reflect a $0.9 and $0.6 million increase to goodwill and deferred tax assets, respectively, offset by a corresponding decrease to customer relationships. This adjustment was recorded as an adjustment to the opening balance sheet resulting in a credit to intangible amortization expense of $0.2 million.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

Goodwill Assessment

During the fourth quarter of 2009, we changed our annual goodwill impairment testing date from September 30 to December 31 of each year. This change was made to better align impairment testing procedures with year-end financial reporting and the annual business planning and budgeting process, which commences during the fourth quarter of each year. As a result, goodwill impairment testing now reflects the result of input from business and other operating personnel in the development of the budget. Accordingly, management considered this accounting change to be preferable. This change did not accelerate, delay, avoid, or cause an impairment charge, nor did this change result in adjustments to previously issued financial statements.

We perform our annual goodwill impairment analysis in the fourth quarter of each year according to the provisions of ASC 350-20-35, Goodwill—Intangibles and Other—Subsequent Measurement. A two-step impairment test of goodwill is required. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then an impairment loss must be recorded equal to the difference.

Based on the outcome of conditions existing during the fourth quarter of 2008, we determined that a triggering event requiring an interim impairment analysis had occurred relating to the Inkjet reporting unit. The resulting impairment analysis resulted in a non-cash goodwill impairment charge of $104 million during the fourth quarter of 2008. The goodwill valuation analysis was performed based on our respective reporting units—Fiery, Inkjet, and APPS—which are consistent with our operating segments identified in Note 15—Segment Information, Geographic Data, and Major Customers of the Notes to Consolidated Financial Statements.

We determined the fair value of the Inkjet and APPS reporting units as of December 31, 2010 by equally weighting the market and income approaches. The fair value of the Fiery reporting unit was determined based on the market approach. Under the market approach, we estimated fair value based on market multiples of revenue or earnings of comparable companies. Under the income approach, we measured fair value of the Inkjet and APPS reporting units based on a projected cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

To identify suitable comparable companies under the market approach, consideration was given to the financial condition and operating performance of the reporting unit being evaluated relative to companies operating in the same or similar businesses, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. Consideration was given to the investment characteristics of the subject company relative to those of similar publicly traded companies (i.e., guideline companies). Guideline company stocks are actively traded. In applying the Public Company Market Multiple Method ("PCMMM"), valuation multiples were derived from historical and projected operating data of guideline companies and applied to the appropriate operating data of our reporting units to arrive at an indication of fair value. Five, four, and seven suitable guideline companies were identified for the Fiery, Inkjet, and APPS reporting units, respectively. Based on our valuation results, we have determined that the fair values of our reporting units exceed their carrying values. Fiery, Inkjet, and APPS fair values are $226, $192, and $67 million, respectively, which exceed carrying value by 124%, 34%, and 26%, respectively.

Because the fair value of the Fiery reporting unit significantly exceeded its carrying value as of December 31, 2010 as indicated by the market-based valuation, management did not deem it necessary to further supplement the bases for this judgment. While the fair value of the Inkjet and APPS reporting units exceeded their carrying values based on the market-based valuation, management determined to further examine whether an impairment had occurred given the Inkjet impairment recognized in the fourth quarter of 2008 and the relatively small excess of the fair value of the APPS reporting unit over its carrying value. We reviewed the factors that could trigger an impairment charge and completed an income-based impairment analysis. As part of this process, we engaged a third party valuation firm to aid management in its analysis. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third party valuation firm, the impairment analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Solely for purposes of establishing inputs for the income approach to assess the fair value of the Inkjet and APPS reporting units, we made the following assumptions:

- Despite improved Inkjet performance in 2010, resulting from an improving economic climate in 2010 and new product introductions beginning in 2009 and continuing in 2010, Inkjet revenues remained below 2008 results.
- APPS revenue in 2010 exceeded 2008 revenue due to improved APPS performance resulting from the Radius acquisition and continued strong performance from the Pace acquisition.
- Inkjet revenue will exceed 2008 revenue levels in 2011.
- Achieving a normalized long-term growth model between 2011 and 2015.
- Long-term industry growth past 2015.

Our discounted cash flow projections for the Inkjet and APPS reporting units were based on six-year financial forecasts, which were based on annual financial forecasts developed internally by management for use in managing our business and through discussions with the independent valuation firm engaged by us. The significant assumptions utilized in these six-year forecasts included annual revenue growth rates ranging from 5% to 18%, which equates to compound annual growth rates of 8% and 10% for the Inkjet and APPS reporting units, respectively. Future cash flows were discounted to present value using a mid-year convention and a discount rate of 15%. Terminal values were calculated using the Gordon growth methodology with a long-term growth rate of 4.5%. The sum of the fair values of the Fiery, Inkjet, and APPS reporting units was reconciled to our current market capitalization (based on our stock price) plus an estimated control premium. Significant assumptions used in determining fair values of the reporting units include the determination of appropriate market comparables, estimated multiples of revenue and EBITDA that a willing buyer is likely to pay, estimated

control premium a willing buyer is likely to pay, gross profit, and operating expenses. Inkjet gross profit is assumed to increase as fixed production costs are absorbed by increasing Inkjet volumes, while APPS gross profit is assumed to remain consistent during the forecast horizon. Gross profit and operating expenses as a percentage of revenue over the six-year forecast horizon are assumed to approximate percentages realized by the guideline companies.

To assess the reasonableness of the estimated control premium of 16%, we examined the most similar transactions in relevant industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving our reporting units. We examined the weighted average and median control premiums offered in these industries, industry specific control premiums, and specific transaction control premiums to conclude that our estimated control premium is reasonable.

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable or the life of the asset may need to be revised. Factors considered important that could trigger an impairment review include:

- significant negative industry or economic trends,
- significant decline in our stock price for a sustained period,
- our market capitalization relative to net book value,
- significant changes in the manner of our use of the acquired assets,
- significant changes in the strategy for our overall business, and
- our assessment of growth and profitability in each reporting unit over the coming years.

Given the uncertainty of the economic environment and the potential impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing at December 31, 2010 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenue or gross profit rates are not achieved, we may be required to record additional goodwill impairment charges in future periods relating to any of our reporting units, whether in connection with the next annual impairment testing in the fourth quarter of 2011 or prior to that, if any such change constitutes an interim triggering event. It is not possible to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Long-Lived Assets

Other investments, included within other assets, consist of equity and debt investments in privately-held companies that develop products, markets, and services that are strategic to us. In-substance common stock investments in which we exercise significant influence over operating and financial policies, but do not have a majority voting interest, are accounted for using the equity method of accounting. Investments not meeting these requirements are accounted for using the cost method of accounting.

The process of assessing whether a particular equity or debt investment's fair value is less than its carrying cost requires a significant amount of judgment due to the lack of a mature and stable public market for these securities. In making this judgment, we carefully consider the investee's most recent financial results, cash position, recent cash flow data, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management or ownership changes, and competition. This analysis is based primarily on information that we request and receive from these

privately-held companies and is performed on a quarterly basis. Although we evaluate all of our privately-held equity and debt investments for impairment based on this criteria, each investment's fair value is only estimated when events or changes in circumstances have occurred that may have a significant effect on its fair value (because the fair value of each investment is not readily determinable). Where these factors indicate that the equity investment's fair value is less than its carrying cost, and where we consider such diminution in value to be other than temporary, we record an impairment charge to reduce such equity investment to its estimated fair value.

During the fourth quarter of 2008, we assessed each remaining investment's technology pipeline and market conditions in the industry for the next several years and determined it is no longer probable that they will generate enough positive future cash flows to recover the full carrying amount of the investment. As such, we recognized an impairment charge of $6.1 million.

Our investments accounted for using the equity method of accounting totaled $0.3 million as of December 31, 2009 and 2008. Our consolidated results of operations for the years ended December 31, 2009 and 2008 include, as a component of other income (expense), net, our share of the net losses of equity method investees of $1.4, and $0.9 million, respectively.

During the second quarter of 2010, we further assessed each remaining investment's ability to sustain an earnings capacity that would justify the carrying amount of the investment in accordance with ASC 323-10-35-32. Based on this assessment, we impaired the remaining carrying value of these investments of $0.3 million.

We recognized long-lived asset impairment charges of $0.7, $3.2, and $1.8 million for the years ended December 31, 2010, 2009, and 2008, respectively, consisting primarily of project abandonment costs related to equipment charges in the Inkjet operating segment, assets impaired related to an Inkjet facility closure, certain Inkjet printer equipment, and the impairment of our remaining equity method investees.

On December 2, 2008, we acquired the remaining interest of Raster. As a result, Raster is consolidated in our financial statements as of December 2, 2008, and is no longer included in other assets.

Note 5: Investments and Fair Value Measurements

Fixed income debt securities are classified as available-for-sale and carried at fair value, which is determined based on quoted market prices. Net unrealized gains and losses are included in OCI, net of tax, except for the credit portion of any other-than-temporary impairment, which is included in net income (loss).

We review investments in debt securities for other-than-temporary impairment whenever the fair value is less than the amortized cost and evidence indicates the investment's carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, we consider whether we have the intent to sell the impaired security or if it will be more likely than not that we will be required to sell the impaired security before a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. We have determined that gross unrealized losses on short-term investments at December 31, 2010 are temporary in nature because each investment meets our investment policy and credit quality requirements. We have the ability and intent to hold these investments until they recover their unrealized losses, which may not occur until maturity. Evidence that we will recover our investments outweighs evidence to the contrary.

Our available-for-sale securities as of December 31, 2010 and 2009 are as follows (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Government securities and sponsored entities	$ 26,635	$ 89	$ (11)	$ 26,713
Corporate debt securities	64,825	300	(51)	65,074
Mortgage-backed securities—residential	11,451	80	(18)	11,513
Total short-term investments	$102,911	$469	$ (80)	$103,300
U.S. Government securities and sponsored entities	$ 17,716	$ 8	$ (18)	$ 17,706
Foreign Government securities	3,400	—	—	3,400
Corporate debt securities	61,466	444	(28)	61,882
Mortgage-backed securities—residential	14,030	184	(30)	14,184
Money market funds[1]	962	—	—	962
Total short-term investments	$ 97,574	$636	$ (76)	$ 98,134

(1) Money market funds of $1.0 million at December 31, 2009, net of reserves, represented funds in The Reserve Primary Fund ("Fund") reclassified from cash and cash equivalents as the Fund had adopted a plan of liquidation. As a result, the Fund's shares were not tradable at December 31, 2009. Our interest in the Fund was $14.8 million prior to their adoption of the liquidation plan. As of December 31, 2010, we have received $14.6 million in liquidation of our interest in the Fund, net of reserves, which has been invested in alternative money market funds, all of which are highly liquid and currently tradable at $1.00 Net Asset Value. We have no remaining exposure relative to the Fund.

The fair value and duration that investments have been in a gross unrealized loss position as of December 31, 2010 and 2009 are as follows (in thousands):

	Less than 12 Months		More than 12 Months		TOTAL	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government securities and sponsored entities	$ 8,839	$(11)	$ —	$ —	$ 8,839	$(11)
Corporate debt securities	17,964	(51)	—	—	17,964	(51)
Mortgage-backed securities—residential	3,127	(16)	72	(2)	3,199	(18)
Total	$29,930	$(78)	$ 72	$ (2)	$30,002	$(80)
U.S. Government securities and sponsored entities	$ 6,840	$(18)	$ —	$ —	$ 6,840	$(18)
Corporate debt securities	5,323	(28)	—	—	5,323	(28)
Mortgage-backed securities—residential	3,070	(30)	—	—	3,070	(30)
Total	$15,233	$(76)	$ —	$ —	$15,233	$(76)

For fixed income securities that have unrealized losses as of December 31, 2010, we have determined that we do not have the intent to sell any of these investments and it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, we have evaluated these fixed income securities and determined that no credit losses exist. Accordingly, management has determined that the unrealized losses on our fixed income securities as of December 31, 2010 were temporary in nature.

Amortized cost and estimated fair value of investments at December 31, 2010 is summarized by maturity date as follows (in thousands):

	Amortized cost	Fair value
Mature in less than one year	$ 63,385	$ 63,603
Mature in one to three years	39,526	39,697
Total short-term investments	$102,911	$103,300

For the year ended December 31, 2010, $0.4 million was recognized in net realized gains, which was comprised of $0.6 million in realized gains from sale of investments, partially offset by $0.2 million in realized losses. For the year ended December 31, 2009, $0.6 million was recognized in net realized gains, which was comprised of $0.9 million in realized gains from sale of investments, partially offset by $0.3 million in realized losses, which included $0.2 million of credit-related impairment charges on two corporate debt instruments. For the year ended December 31, 2008, $3.9 million was recognized in net realized gains, which was comprised of $5.3 million in realized gains from sale of investments, partially offset by $1.4 million in realized losses, which included $0.6 million of credit-related impairment charges related to the Fund and one corporate debt instrument. As of December 31, 2010 and 2009, net unrealized gains of $0.4 and $0.6 million, respectively, were included in OCI in the accompanying consolidated balance sheets.

Fair Value Measurements

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy as follows:

Level 1: Inputs that are quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs that are other than quoted prices included within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date for the duration of the instrument's anticipated life or by comparison to similar instruments; and

Level 3: Inputs that are unobservable or inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. These include management's own judgments about market participant assumptions developed based on the best information available in the circumstances.

We utilize the market approach to measure fair value of our fixed income securities. The "market approach" is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The fair value of our fixed income securities are obtained using readily-available market prices from a variety of industry standard data providers, large financial institutions, and other third-party sources for the identical underlying securities. The fair value of our investments in certain money market funds is expected to maintain a Net Asset Value of $1 per share and, as such, is priced at the expected market price.

Our investments have been presented in accordance with the fair value hierarchy specified in ASC 820 as of December 31, 2010 and 2009 as follows (in thousands):

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
U.S. Government securities and sponsored entities	$ 26,713	$ 4,778	$ 21,935	$ —
Foreign Government securities	2,500	—	2,500	—
Corporate debt securities	69,272	—	69,223	49
Mortgage-backed securities—residential	11,513	—	11,513	—
Money market funds	73,864	73,864	—	—
	$183,862	$78,642	$105,171	$ 49
Liabilities:				
Liability for contingent consideration, current and noncurrent	$ 2,744	$ —	$ —	$2,744
Assets:				
U.S. Government securities and sponsored entities	$ 17,706	$ 3,700	$ 14,006	$ —
Foreign Government securities	3,400	—	3,400	—
Corporate debt securities	61,882	—	61,800	82
Mortgage-backed securities—residential	14,184	—	14,184	—
Money market funds	68,446	67,484	—	962
	$165,618	$71,184	$ 93,390	$1,044

Included in money market funds is $73.9 and $67.5 million, which have been classified as cash equivalents as of December 31, 2010 and 2009, respectively. Included in foreign government and corporate debt securities is $2.5 and $4.2 million, respectively, which have been classified as cash equivalents as of December 31, 2010.

Investments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Investments in overnight money market mutual funds have been classified as Level 1 because these securities are valued based upon quoted prices in active markets or they are actively traded at $1.00 Net Asset Value. There have been no transfers between Level 1 and 2 during the years ended December 31, 2010 and 2009.

Government agency investments and corporate debt instruments, including investments in asset-backed and mortgage-backed securities, have generally been classified as Level 2 because markets for these securities are less active or valuations for such securities utilize significant inputs, which are directly or indirectly observable.

At December 31, 2010 and 2009, one corporate debt instrument has been classified as Level 3 due to its significantly low level of trading activity. The portion of money market funds, which had been classified as Level 3 at December 31, 2009, consisted of funds placed in the Fund of $1.0 million, which were repaid after year-end.

The following table presents a rollforward of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

	Corporate Debt Securities	Money Market Funds
Balance at December 31, 2008	$ 199	$ 2,900
Included in other income (expense), net	(87)	—
Included in OCI	(6)	—
Purchases, sales, and maturities	(24)	(1,938)
Balance at December 31, 2009	$ 82	$ 962
Included in other income (expense), net	(10)	33
Included in OCI	(5)	—
Purchases, sales, and maturities	(18)	(995)
Balance at December 31, 2010	$ 49	$ —
Impairment charges for the year ended December 31, 2009 in other income, net, attributable to assets still held at December 31, 2009	$ —	$ —
Impairment charges for the year ended December 31, 2010 in other income, net, attributable to assets still held at December 31, 2010	$ —	$ —

Investments that we own could suffer declines in fair value and become other-than-temporarily impaired. We continuously assess the fair value of individual securities as part of our ongoing portfolio management. Our other-than-temporary assessment includes reviewing the length of time and extent to which fair value has been less than amortized cost, the seniority and durations of the securities, adverse conditions related to a security, industry, or sector, historical and projected issuer financial performance, credit ratings, issuer specific news, and other available relevant information. Based on this analysis, we identified one Level 3 security that was other-than-temporarily impaired at December 31, 2008. As a result of our adoption of ASC 320-10-65-1 effective in the second quarter of 2009, we recorded a cumulative effect adjustment of $0.1 million to reduce retained earnings and the cost of the previously identified security. As of December 31, 2009, two Level 2 securities were identified as being other-than-temporarily impaired, resulting in an impairment loss of $0.2 million, which was recognized in other income (expense), net. There were no other-than-temporary impairments, including credit-related impairments, during the year ended December 31, 2010.

In determining whether a credit loss existed, we used our best estimate of the present value of cash flows expected to be collected from each debt security. For asset-backed and mortgage-backed securities, cash flow estimates including prepayment assumptions were based on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries, and changes in value. Expected cash flows were discounted using the effective interest rate implicit in the securities.

Liability for Contingent Consideration

Level 3 liabilities consist of the acquisition-related current and noncurrent liabilities for contingent consideration related to the Radius acquisition. The fair value of the earnout was estimated to be $2.7 million by applying the income approach in accordance with ASC 805-30-25-5. That measure is based on significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. Key assumptions include a discount rate of 6.3% and a probability-adjusted level of Radius revenue. This contingent liability has been reflected in the consolidated balance sheet as a current liability of $2.1 million and a noncurrent liability of $0.6 million. Earnout

performance targets were achieved during the fourth quarter of 2010, which resulted in an increase in the fair value of the earnout of $0.4 million, which will be paid in 2011. In accordance with ASC 805-30-35-1, changes in the fair value of contingent consideration subsequent to the acquisition date have been recognized in general and administrative expense.

	Liability for Contingent Consideration December 31, 2010
Fair value at July 2, 2010	$2,350
Changes in valuation	394
Less: payments	—
Fair value at December 31, 2010	$2,744

The following table presents the change in accumulated other-than-temporary credit-related impairments charged to retained earnings and other income (expense), net:

	Impairments Charged to Retained Earnings	Impairments Recognized in Other Income (Expense), Net	TOTAL
Accumulated impairments, net attributable to assets still held at December 31, 2010, as of December 31, 2008	$ —	$640	$640
Impairments recognized in other income (expense), net	—	217	217
Cumulative effect adjustment upon adoption of ASC 320-10-65-1 as of April 1, 2009	58	—	58
Accumulated impairments at December 31, 2009, net attributable to assets still held at December 31, 2010	$ 58	$857	$915
Impairments recognized in other income (expense), net	—	—	—
Accumulated impairments at December 31, 2010	$ 58	$857	$915

No other-than-temporary impairments have been recognized related to factors that are not credit-related.

Effective January 1, 2009, we adopted the provisions of ASC 820 regarding nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a nonrecurring basis. The adoption of these provisions did not materially impact our financial position or results of operations.

We utilize the income approach to measure the fair value of our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates, and forward prices, and are therefore classified as Level 2 measurements. The fair value of our derivative assets and liabilities having notional amounts of $2.5 and $1.4 million at December 31, 2010 and 2009, respectively, was not material.

Note 6: Convertible Debt

On June 4, 2003, we sold $240 million of 1.50% Debentures in a private placement, which are unsecured senior obligations, paying interest semi-annually in arrears at an annual rate of 1.50%.

On June 2, 2008, we redeemed the outstanding balance of the Debentures at our option, which totaled $240 million and was 100% of the principal amount. Interest paid during the second quarter of 2008 totaled $1.8 million, which consisted of accrued and unpaid interest payments between December 1, 2007 and June 2, 2008.

Note 7: Accumulated Other Comprehensive Income ("OCI")

Other comprehensive income (loss), which includes net income (loss), market valuation adjustments on available for sale investments, net of tax, currency translation adjustments, and net deferral of losses on derivative instruments consists of the following (in thousands):

	Years ended December 31,		
	2010	2009	2008
Net income (loss)	$7,487	$(2,171)	$(113,444)
Change in market valuation of investments, net of tax	(100)	718	(1,601)
Change in currency translation adjustments	727	(59)	(295)
Other	(18)	(47)	—
Comprehensive income (loss)	$8,096	$(1,559)	$(115,340)

The activity in accumulated other comprehensive income and related tax effects are as follows (in thousands):

	Years ended December 31,		
	2010	2009	2008
Net unrealized investment gains (losses):			
Unrealized holding gains, net of tax provision of $(0.2), $(0.8), and $(1.0) million in 2010, 2009, and 2008, respectively	$ 257	$1,169	$ 1,532
Reclassification adjustment for losses included in net income (loss), net of tax benefit of $0.2, $0.3, and $2.1 million in 2010, 2009, and 2008, respectively	(357)	(451)	(3,133)
Net unrealized investment gains (losses)	(100)	718	(1,601)
Currency translation adjustments	727	(59)	(295)
Other	(18)	11	—
Other comprehensive income/(loss)	$ 609	$ 670	$(1,896)

The components of accumulated other comprehensive income was (in thousands):

	December 31,	
	2010	2009
Net unrealized investment gains	$ 234	$ 334
Currency translation gains	2,728	2,001
Other	(7)	11
Accumulated other comprehensive income	$2,955	$2,346

Note 8: Commitments and Contingencies

Contingent Consideration

We are liable to make payments to former Radius stockholders based on the achievement of specified performance targets related to the acquisition of Radius. The fair value of the earnout was estimated to be $2.7 million by applying the income approach in accordance with ASC 805-30-25-5. That measure is based on significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs. Key assumptions include a discount rate of 6.3% and probability-adjusted Radius revenues. This contingent liability has been reflected in the consolidated balance sheet as a current liability of $2.1 million and a noncurrent liability

of $0.6 million. The potential undiscounted amount of all future contingent consideration cash payments that we could be required to make, beyond amounts currently accrued, is between $0 and $1.5 million as of December 31, 2010.

Off-Balance Sheet Financing—Synthetic Lease Arrangement

As of December 31, 2008 we were a party to two synthetic leases (the "301 Lease" and the "303 Lease", together "Leases") covering our Foster City facilities located at 301 and 303 Velocity Way, Foster City, California. The Leases provided a cost effective means of providing adequate office space for our corporate offices. The Leases included an option to purchase the facilities during or at the end of the each Lease term for the amount expended by the lessor to purchase the facilities. The funds pledged under the Leases ($56.9 million for the 303 Lease and $31.7 million for the 301 Lease at December 31, 2008) were in LIBOR-based interest bearing accounts and restricted as to withdrawal at all times.

On January 29, 2009, we sold the 163,000 square foot 301 Velocity Way building, along with approximately 30 acres of land and certain other assets related to the property for $137.3 million. We retained ownership of the approximately 295,000 square foot building at 303 Velocity Way that we currently occupy along with the related land. We exercised our purchase option with respect to the 301 Lease in connection with the sale of the building and land and terminated the corresponding synthetic lease. Accordingly, the $31.7 million of pledged funds were recognized in the determination of the gain on sale of building and land in the Consolidated Statement of Operations for the year ended December 31, 2009.

We have guaranteed to the lessor a residual value associated with the building equal to 82% of their funding of the 303 Lease. Under the financial covenants, we must maintain a minimum net worth and a minimum tangible net worth as of the end of each quarter. There is an additional covenant regarding mergers. We were in compliance with all such financial and merger-related covenants as of December 31, 2010. We have assessed our exposure in relation to the first loss guarantee under the 303 Lease and have determined there is no deficiency to the guaranteed value at December 31, 2010. If there is a decline in value, we will record a loss associated with the residual value guarantee. In conjunction with the 303 Lease, we have entered into a separate ground lease with the lessor for approximately 30 years. As of December 31, 2010, we were treated as the owner of this building for federal income tax purposes. Since we exercised our purchase option with respect to the 301 Lease, our maximum exposure under our remaining synthetic lease arrangement is $56.9 million as of December 31, 2010.

We lease office facilities in various locations in the U.S. and overseas. Future minimum lease payments under non-cancellable operating leases for each of the next five years and thereafter as of December 31, 2010 is as follows (in thousands):

Fiscal Year	Future Minimum Lease Payments	Future Minimum Sublease Receipts
2011	$ 6,004	$ 651
2012	4,986	1,070
2013	3,864	1,102
2014	2,640	1,135
2015	1,246	1,169
Thereafter	267	297
Total	$19,007	$5,424

Lease obligation related to the principal corporate facility is estimated based on current market interest rates (LIBOR) and collateralized assumptions. Future minimum sublease income results from an agreement with Gilead to lease 30,889 square feet in our 303 Velocity Way facility. This agreement was entered into subsequent to year-end.

Rent expense was approximately $6.9, $6.7, and $9.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. Sublease rental income was approximately $0.1, $0.3, and $2.5 million for the years ended December 31, 2010, 2009, and 2008, respectively. The decrease in rent expense and sublease income in 2009 compared to 2008 is due to the sale of the building to Gilead and the closure or partial closure of twelve facilities, partially offset by increased rent in 2010 due to increased India square footage.

Purchase Commitments

We subcontract with other companies to manufacture our products. During the normal course of business, our subcontractors procure components based on orders placed by us. If we cancel all or part of our orders, we may still be liable to the subcontractors for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability compared to the adequacy of the related allowance. Our consolidated financial position and results of operations could be negatively impacted if we were required to compensate the subcontract manufacturers for amounts in excess of the related reserve.

Guarantees and Product Warranties

Under ASC 460, we are required to disclose guarantees upon issuance and recognize a liability for the fair value of obligations we assume under such guarantees.

Our Fiery controller and Inkjet printer products are generally accompanied by a 12-month warranty from date of shipment, which covers both parts and labor. In accordance with ASC 450-30, Loss Contingencies, an accrual is made when the warranty liability is estimable and probable based upon historical experience. A provision for estimated future warranty work is recorded in cost of goods sold upon recognition of revenue and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty estimates.

Product warranty reserve activities for the years ended December 31, 2010 and 2009 were as follows (in thousands):

Balance at December 31, 2008	$ 6,791
Additions	7,665
Settlements	(7,618)
Balance at December 31, 2009	$ 6,838
Additions	14,136
Settlements	(11,742)
Balance at December 31, 2010	$ 9,232

The synthetic lease agreement for our corporate headquarters provides a residual value guarantee. Under ASC 460, Guarantees, the fair value of a residual value guarantee in lease agreements entered into after December 31, 2002 must be recognized as a liability in our consolidated balance sheet. We have determined that the guarantee has no material value as of December 31, 2010.

In the normal course of business and in an effort to facilitate the sales of our products, we sometimes indemnify other parties, including customers, lessors, and parties to other transactions with us. Typically, our indemnity provisions provide that we agree to hold the other party harmless against losses arising from a breach of representations and warranties or covenants and intellectual property infringement. Our indemnity provisions often limit the time within which an indemnification claim can be made as well as the amount of the claim which can be made. In addition, we have entered into indemnification agreements with our current and former officers and directors. Our amended and restated bylaws also contain similar indemnification obligations for our agents.

Legal Proceedings

We may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, securities laws, intellectual property rights, employment matters, and other litigation matters relating to various claims that arise in the normal course of business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing specific litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Because of the uncertainties related to both the amount and ranges of possible loss from pending litigation matters, we are unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable outcomes. Taking all of the above factors into account, we reserve an amount that we could reasonably expect to pay for the cases discussed. However, our estimates may be incorrect and we could pay more or less than our current accrual. Litigation can be costly, diverting management's attention and could, upon resolution, have a material adverse effect on our business, results of operations, financial condition, and cash flow.

As of December 31, 2010, we were subject to the various claims, lawsuits, investigations, or proceedings discussed below, as well as certain other legal proceedings that have arisen in the ordinary course of business.

Durst Fototechnik Technology GmbH ("Durst") v. Electronics for Imaging GmbH ("EFI GmbH") and EFI, et al.:

On February 23, 2007, Durst brought an action to enforce a utility model registration patent right against EFI GmbH in the Mannheim District Court in Germany. On May 10, 2007, EFI GmbH filed its Statement of Defenses. These defenses include lack of jurisdiction, non-infringement, invalidity, and unenforceability based on Durst's improper actions before the German patent office. EFI filed its Statement of Defense on August 29, 2007. EFI's defenses include those for EFI GmbH, as well as an additional defense for prior use based on EFI's own European patent rights. The Mannheim court conducted a trial on November 30, 2008, and, following a recess to receive additional expert testimony, finished the trial on August 28, 2009.

In a subsequent decision, the Manheim court invalidated Durst's utility model registration patent and dismissed Durst's actions against EFI on February 26, 2010. Durst has appealed the decision and the appeal is currently pending at the court of appeal in Karlsruhe, Germany.

N.V. Perfectproof Europe v. BEST GmbH

On December 31, 2001, N.V. Perfectproof Europe ("Perfectproof") filed a complaint against BEST GmbH, currently Electronics for Imaging, GmbH ("BEST") in the *Tribunal de Commerce* of Brussels, in Belgium (the

"Commercial Court"), alleging unlawful unilateral termination of an alleged "exclusive" distribution agreement and claiming damages of approximately EUR 599,946 for such termination and additional damages of EUR 247,894, or a total of approximately $1.1 million. In a judgment issued by the Commercial Court on June 24, 2002, the court declared that the distribution agreement was not "exclusive" and challenged its jurisdiction over the claim. Perfectproof appealed the judgment, and by decision dated November 30, 2004, the *Court d'Appel* of Brussels (the "Court of Appeal") rejected the appeal and sent the case back to the Commercial Court. Subsequently, by judgment dated November 17, 2009, the Commercial Court dismissed the action for lack of jurisdiction of Belgian courts over the claim. On March 25, 2009, Pefectproof appealed to the Court of Appeal. On November 16, 2010, the Court of Appeal declared, among other things, that the Commercial Court was competent to hear the case and that the agreement between BEST and Perfectproof should be analyzed as an "exclusive" distribution agreement and as such, was subject to reasonable notice prior to termination. The court further determined that Perfectproof is entitled to damages, for lack of receiving such notice, and appointed an expert to determine the amount of damages within the court's guidelines. While the determination of damages by the expert is in process, BEST intends to appeal the decision of the Court of Appeal to the *Cour de cassation* (the Supreme Court) of Brussels.

Although we do not believe that Perfectproof's claims are founded and we do not believe it is probable that we will incur a loss in this matter, it is reasonably possible that cash flows or results of operations could be materially affected by the expert's assessment of damages and the result of our appeal.

Note 9: Common Stock Repurchase Programs

In February 2009, our Board of Directors authorized the repurchase of $100 million of our outstanding common stock, including a $30 million accelerated stock repurchase ("ASR"), by utilizing a portion of the proceeds from the January 2009 sale of building and land. The purpose of the ASR was to combine the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of a disciplined daily open market stock repurchase program.

On February 18, 2009, we entered into an agreement with UBS AG, London branch ("UBS"), to repurchase $30 million of our outstanding common stock under the ASR program. In March 2009, 2.8 million shares were delivered by UBS representing the minimum number of shares to be delivered under the ASR agreement. Upon the discretion of UBS, the ASR concluded in August 2009 with the delivery of 87 thousand shares. We are not obligated to issue or transfer any shares to UBS or make any payment to UBS beyond the $30 million payment made in the first quarter of 2009. Transaction costs of $0.1 million were incurred under the ASR.

In October 2009, our Board of Directors approved the repurchase of $70 million of our common stock through the use of a "modified Dutch auction" tender offer by utilizing the balance of the previously authorized $100 million share repurchase program. The tender offer closed on December 24, 2009 resulting in the repurchase of 5.5 million shares at a cost of $70.6 million, which included $0.6 million of direct transaction costs. All shares received from the ASR and the tender offer were recorded as additional treasury stock accounted for under the cost method, thereby reducing shares outstanding. Our buyback program is limited by SEC regulations and by compliance with our insider trading policy.

Our employees have the option to surrender shares of common stock to satisfy their tax withholding obligations that arise on the vesting of RSUs. Employees surrendered 243 and 74 thousand shares for an aggregate purchase price of $2.9 and $0.8 million for the years ended December 31, 2010 and 2009, respectively. These repurchased shares are recorded as treasury stock and are accounted for under the cost method. None of the shares of common stock that we have repurchased have been cancelled.

Note 10: Derivatives and Hedging

We are exposed to market risk and foreign currency exchange risk from changes in foreign currency exchange rates, which could affect operating results, financial position, and cash flows. We manage our exposure to these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are used to hedge economic exposures as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting fair values of assets and liabilities. We do not have any leveraged derivatives, nor do we use derivative contracts for speculative purposes. ASC 815, Derivatives and Hedging, requires the fair value of all derivative instruments, including those embedded in other contracts, to be recorded as assets or liabilities in our consolidated balance sheet. As permitted, foreign exchange contracts with notional amounts of $2.5 and $1.4 million and net asset/liability fair values that are immaterial have been designated for hedge accounting treatment at December 31, 2010 and 2009, respectively. The related cash flow impacts of our derivative contracts are reflected as cash flows from operating activities.

Our primary exposures are related to non-U.S. dollar-denominated sales in Europe, Japan, and the U.K. and operating expenses in Europe, India, Japan, and the U.K. During the fourth quarter of 2009, we began hedging our operating expense exposure in Indian rupees. As of December 31, 2010, we had not entered into hedges against any other currency exposures, but as these exposures grow we may consider hedging against currency movements in other currencies, as well as adjusting the hedged portion of our Indian rupee exposure.

By their nature, derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange movement is expected to offset the market risk of the underlying transactions, assets, and liabilities being hedged (e.g., operating expense exposure in Indian rupees). We do not believe there is a significant risk of loss from non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, by policy we deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Foreign currency derivative contracts with notional amounts of $2.5 and $1.4 million have been designated as cash flow hedges of our Indian rupee operating expense exposure. The changes in fair value of these contracts are reported as a component of OCI and re-classified to operating expenses in the periods of payment of the hedged operating expenses. The amount of ineffectiveness that was recorded in the consolidated statement of operations for these designated cash flow hedges was immaterial. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. As of December 31, 2010 and 2009, the net asset/liability fair value of these contracts was immaterial.

Note 11: Income Taxes

The components of income from operations before income taxes are as follows (in thousands):

	Years ended December 31,		
	2010	2009	2008
U.S.	$(18,818)	$24,470	$(153,597)
Foreign	17,188	(8,435)	20,521
Total	$ (1,630)	$16,035	$(133,076)

The provision (benefit) for income taxes is summarized as follows (in thousands):

	Years ended December 31,		
	2010	2009	2008
Current:			
U.S. Federal	$(6,819)	$ 7,049	$ 8,256
State	136	2,395	825
Foreign	1,755	1,956	5,099
Total current	(4,928)	11,400	14,180
Deferred:			
U.S. Federal	(2,384)	6,430	(27,235)
State	(1,407)	456	(6,465)
Foreign	(398)	(80)	(112)
Total deferred	(4,189)	6,806	(33,812)
Provision for (benefit from) income taxes	$(9,117)	$18,206	$(19,632)

The tax effects of temporary differences that give rise to deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2010	2009
Reserves and accruals not currently deductible for tax purposes	$ 8,371	$ 8,293
Net operating loss carry forwards	20,644	13,886
Tax credit carry forwards	38,681	30,438
Stock-based compensation	7,853	14,197
Other	6,361	7,403
Gross deferred tax assets	81,910	74,217
Depreciation	(8,829)	(6,193)
Amortization of identified intangibles	(5,599)	(3,941)
State taxes	(5,122)	(4,618)
Gross deferred tax liabilities	(19,550)	(14,752)
Deferred tax valuation allowance	(3,551)	(3,027)
Net deferred tax assets	$ 58,809	$ 56,438

Reconciliation between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is as follows (in thousands):

	Years ended December 31,					
	2010		2009		2008	
Tax expense (benefit) at federal statutory rate	$ (571)	35.0%	$ 5,613	35.0%	$(46,577)	35.0%
State income taxes, net of federal benefit	(826)	50.6	1,853	11.6	(2,059)	1.6
Research and development credits	(2,572)	157.7	(1,219)	(7.6)	(5,413)	4.1
Foreign tax rate differential	(894)	54.8	6,529	40.7	(1,636)	1.2
Reduction in accrual for estimated potential tax assessments	(8,163)	500.5	(397)	(2.5)	(422)	0.3
Non-deductible travel & entertainment	332	(20.4)	274	1.7	363	(0.3)
Non-deductible stock compensation charge	4,002	(245.4)	6,512	40.6	7,015	(5.3)
Goodwill impairment	—	—	—	—	29,663	(22.3)
Valuation allowance changes affecting provision for income taxes	123	(7.5)	(763)	(4.8)	(1,122)	0.9
Other	(548)	33.7	(196)	(1.2)	556	(0.4)
	$(9,117)	559.0%	$18,206	113.5%	$(19,632)	14.8%

We have $50.0 million ($61.4 million for state tax purposes) and $18.1 million ($20.5 million for state tax purposes) of loss and credit carry-forwards at December 31, 2010 for US federal tax purposes. These losses and credits will expire between 2012 and 2031. A significant portion of these net operating loss and credit carryforwards relate to recent acquisitions and utilization of these loss and credit carryforwards will be subject to an annual limitation under the IRC. We also have a valuation allowance related to foreign tax credits resulting from the 2003 acquisition of Best GmbH, compensation limitations potentially limited by IRC 162(m), and net operating loss carryforwards resulting from the 2010 Radius acquisition. If these foreign tax credits, compensation deductions, and net operating loss carryforwards are ultimately utilized, the resulting benefit would reduce income tax expense.

As of December 31, 2010, 2009, and 2008, the total amount of gross unrecognized benefits was $32.5, $37.0, and $33.8 million, which would affect the effective tax rate if recognized. Over the next twelve months, our existing tax positions will continue to generate an increase in liabilities for unrecognized tax benefits. A reconciliation of the change in the gross unrecognized tax benefits from January 1, 2008 to December 31, 2010 is as follows:

	Federal, State and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits
Balance at January 1, 2008	$32.5	$ 0.9	$33.4
Additions for tax positions of prior years	0.2	0.7	0.9
Additions for tax positions related to 2008	7.4	—	7.4
Reductions for tax positions of prior years	(0.2)	—	(0.2)
Settlements	(6.9)	—	(6.9)
Reductions due to lapse of applicable statute of limitations	(0.8)	—	(0.8)
Balance at December 31, 2008	$32.2	$ 1.6	$33.8
Additions for tax positions of prior years	0.8	0.7	1.5
Additions for tax positions related to 2009	4.3	—	4.3
Reductions for tax positions of prior years	(0.3)	(0.1)	(0.4)
Settlements	(1.1)	(0.5)	(1.6)
Reductions due to lapse of applicable statute of limitations	(0.5)	(0.1)	(0.6)
Balance at December 31, 2009	$35.4	$ 1.6	$37.0
Additions for tax positions of prior years	0.4	0.4	0.8
Additions for tax positions related to 2010	4.2	—	4.2
Reductions for tax positions of prior years	(0.2)	—	(0.2)
Settlements	—	—	—
Reductions due to lapse of applicable statute of limitations	(8.1)	(1.2)	(9.3)
Balance at December 31, 2010	$31.7	$ 0.8	$32.5

We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2010, 2009, and 2008, we have accrued $1.3, $2.7, and $2.6 million for potential payments of interest and penalties.

As of December 31, 2010, 2009, and 2008, net unrecognized benefits that would impact our effective tax rate, if recognized after December 31, 2010 were $32.5, $37.0, and $33.8 million, respectively, offset by deferred tax benefits of $2.9, $2.6, and $2.3 million related to the federal tax effect of state taxes for the same periods. We were subject to examination by both the IRS for the 2007-2009 tax years, state tax jurisdictions for the 2006-2009 tax years, and the Netherlands tax authority for the 2008-2009 tax years. In 2008, we finalized a closing agreement with the IRS to complete their examination of the 2002-2004 tax years. As a result of the IRS audit settlement, we reduced our unrecognized tax benefits by $6.6 million, of which $2.5 million was recorded as a tax benefit in 2008. The reduction in unrecognized tax benefits related primarily to intercompany cost allocations and research and development credits. Since the timing of the resolution of audits is uncertain, we are unable to estimate any potential adjustments in the next 12 months to the balance of unrecognized tax benefits.

Note 12: Employee Benefit Plans

Equity Incentive Plans

Our stockholders approved our 2009 Equity Incentive Award Plan on June 21, 2009. As a result, no awards may be granted under any of our prior plans. As of December 31, 2010, we had outstanding equity awards under eight equity incentive plans, including the 2009 Plan (defined below) and seven prior equity incentive plans.

Our primary equity incentive plans are summarized as follows:

2009 Stock Plan

In June 2009, our stockholders approved the 2009 Equity Incentive Award Plan ("2009 Plan") and the reservation of an aggregate of 5.0 million shares of our common stock for issuance pursuant to such plan. The 2009 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), RSAs, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, RSUs, and performance-based awards. Options and awards generally vest over a period of three to four years from the date of grant and generally expire seven to ten years from the date of the grant. The terms of the 2009 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. Our Board of Directors may grant a stock bonus or stock unit award under the 2009 Plan in lieu of all or a portion of any cash bonus that a participant would have otherwise received for the related performance period.

The shares of common stock covered by the 2009 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2009 Plan is forfeited (including a reimbursement of a non-vested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2009 Plan.

The 2009 Plan is administered by the Compensation Committee of the Board of Directors ("Committee"). The Committee has the exclusive authority to administer the 2009 Plan, including the power to (i) designate participants under the 2009 Plan, (ii) determine the types of awards granted to participants under the 2009 Plan, the number of such awards, and the number of shares of our common stock that is subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2009 Plan, including the vesting schedule, exercise price, whether to settle or accept the payment of any exercise price, in cash, common stock, other awards, or other property, and whether an award may be cancelled, forfeited, or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation, and application of the 2009 Plan. The Committee does not have the authority to accelerate vesting or waive forfeiture of any qualified performance-based awards.

Persons eligible to participate in the 2009 Plan include all of our employees, directors, and consultants, as determined by the Committee. As of December 31, 2010, approximately 2,100 employees and consultants and 4 non-employee directors were eligible to participate in the 2009 Plan.

As of December 31, 2010, there were 2.9 million shares outstanding and 1.5 million shares available for grant under the 2009 Plan.

2007 Stock Plan

With the adoption of the 2009 Plan, no additional awards may be granted under the 2007 Equity Incentive Award Plan ("2007 Plan"). Under the 2007 Plan, 3.3 million shares of common stock were reserved and authorized for

issuance. The 2007 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, RSUs, and performance-based awards. Options and awards generally vest over a period of three to four years from date of grant and generally expire seven to ten years from date of the grant. The terms of the 2007 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. Our Board of Directors may grant a stock bonus or stock unit award under the 2007 Plan in lieu of all or a portion of any cash bonus that a participant would have otherwise received for the related performance period.

The shares of common stock covered by the 2007 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2007 Plan is forfeited (including reimbursement of a non-vested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2007 Plan.

The 2007 Plan is administered by a committee, which may be the Board of Directors or the Committee. The Committee has the exclusive authority to administer the 2007 Plan, including the power to (i) designate participants under the 2007 Plan, (ii) determine the types of awards granted to participants under the 2007 Plan, the number of such awards, and the number of shares of our common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2007 Plan, including the vesting schedule, exercise price, whether to settle or accept the payment of any exercise price in cash, common stock, other awards, or other property, and whether an award may be cancelled, forfeited, or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation, and application of the 2007 Plan. The Committee does not have the authority to accelerate vesting or waive forfeiture of any qualified performance-based awards.

As of December 31, 2010 and 2009, there were 1.3 and 2.3 million shares outstanding, respectively, under the 2007 Plan. As of December 31, 2008, there were 2.4 million shares outstanding and 0.6 million shares available for grant under the 2007 Plan.

<ins>2004 Stock Plan</ins>

With the adoption of the 2007 Plan, no additional awards may be granted under the 2004 Stock Plan (the "2004 Plan"). Under the 2004 Plan, 8.4 million shares of common stock were authorized for issuance. This amount includes 0.1 million shares that were consolidated from the acquired Splash Plan, T/R Plan, and Printcafe Plans on June 7, 2006. The terms of the 2004 Plan provide that an option price shall not be less than 100% of fair market value on the date of the grant. The vesting period for restricted stock must be at least (a) one (1) year in the case of an RSA subject to a vesting schedule based on the achievement of specified performance goals by the participant or (b) three (3) years in the case of an RSA absent such performance-based vesting. Under this plan, restricted stock awards and RSUs could be granted that did not comply with the preceding minimum vesting requirement as long as the aggregate number of shares of common stock issued with respect to such non-conforming awards granted under the 2004 Plan did not exceed 10% of the shares reserved for issuance. The 2004 Plan provides for accelerated vesting if there is a change in control (as defined in the 2004 Plan). Options, RSUs, and restricted stock awards generally vest over a 42 to 48 month period and expire from seven to ten years from the date of the grant. As of December 31, 2010, 2009, and 2008, there were 0.6, 0.9, and 2.2 million shares, respectively, outstanding under the 2004 Plan.

1999 Stock Plan

With the adoption of the 2007 Plan, no additional awards may be granted under the 1999 Stock Plan (the "1999 Plan"). The 1999 Plan authorized 10.6 million shares of common stock for issuance. The terms of the 1999 Plan provide that an option price may not be less than 100% of fair market value and the purchase price under restricted stock purchase agreement may not be less than 50% of fair market value on the date of the grant. The Board of Directors or Committee had the authority to determine to whom options would be granted, the number of shares, the vesting period, the expiration date, and the exercise price. The 1999 Plan provides for accelerated vesting if there is a change in control (as defined in the 1999 Plan). Options, RSUs, and RSAs generally vest from two to four years and expire from seven to ten years from the date of the grant. As of December 31, 2010, 2009, and 2008, there were 0.2, 0.5, and 2.4 million shares, respectively, outstanding under the 1999 Plan.

1990 Stock Plan

The 1990 Stock Option Plan (the "1990 Plan") by its terms expired in June 2000 and no additional awards may be granted under this plan. In June 1990, we adopted the 1990 Plan, which, as amended, provided for the issuance of incentive and nonqualified stock options to our employees, directors, and non-employees. We reserved 13.2 million shares of common stock for issuance under the 1990 Plan. The original terms of the 1990 Plan provided that the exercise price of nonqualified stock options could not be less than 85% of the fair market value on the date of the grant. In May 1995, the 1990 Plan was amended to provide that options could not be granted at less than 100% of the fair market value of our common stock on the date of the grant. Generally, the options vested over a four year period. The 1990 Plan allows us to buy out an option grant for cash or shares, which was an option previously granted based on terms and conditions as established at the time such offer is made. The 1990 Plan provides for accelerated vesting if there is a change in control (as defined in the 1990 Plan). The options are exercisable at times and increments as specified by the Board of Directors and expire not more than 10 years from date of grant. All options available under the 1990 Plan have been issued. Any shares (plus any shares that might in the future be returned to the 1990 Plan as a result of cancellations) that remained available for future grants under the 1990 Plan have been cancelled. As of December 31, 2010, no shares remain outstanding under the 1990 Plan. As of December 31, 2009 and 2008, there were less than 0.1 and 0.7 million shares, respectively, outstanding under the 1990 Plan.

Acquired Stock Plans

In connection with our acquisition of Splash Technology Holdings, Inc., T/R Systems, Inc., and Print Café,, we assumed their stock incentive plans. As of December 31, 2010 and 2009, there were less than 0.1 million options outstanding under these acquired stock plans. As of December 31, 2008 there were 0.2 million options outstanding.

Amended and Restated 2000 Employee Stock Purchase Plan

On June 2009, our stockholders approved the Amended and Restated 2000 Employee Stock Purchase Plan that increased the number of shares authorized for issuance pursuant to such plan by 3.0 million shares. The share increase was intended to ensure that we continue to have a sufficient reserve of common stock available under the ESPP to provide our eligible employees with the opportunity to acquire our common stock through participation in a payroll deduction-based ESPP designed to operate in compliance with Section 423 of the IRC. The amendment and restatement of the ESPP does not provide for an automatic increase in the number of shares reserved for issuance under the ESPP. As of December 31, 2010, 2009, and 2008, 2.2, 6.2, and 2.8 million shares of our common stock were reserved for issuance that remained outstanding under the ESPP.

In May 2000, our Board of Directors initially adopted the 2000 Employee Stock Purchase Plan, which became effective on August 1, 2000 and reserved 0.4 million shares of common stock for issuance under the ESPP. The ESPP, subsequently amended prior to 2009, had an automatic share increase feature pursuant to which the shares reserved under the ESPP automatically increased on the first trading day in January of each year, beginning with calendar year 2006. The increase was equal to three quarters of one percent (0.75%) of the total number of shares of common stock outstanding on the last trading day of December in the immediately preceding calendar year, but in no event could any such increase exceed 2.5 million shares annually.

The ESPP is qualified under Section 423 of the IRC. Eligible employees may contribute from one to ten percent of their base compensation not to exceed ten percent of the employee's earnings. Employees are not able to purchase more than the number of shares having a value greater than $25,000 in any calendar year, as measured at the beginning of the offering period under the ESPP. The purchase price shall be the lesser of 85% of the fair market value of the stock, either on the offering date or on the purchase date. The offering period shall not exceed 27 months beginning with the offering date. The ESPP provided for offerings of four consecutive, overlapping six-month offering periods, with a new offering period commencing on the first trading day on or after February 1 and August 1 of each year.

In 2010, 2009, and 2008, 0.7, 0.8, and 0.5 million shares were issued under the ESPP at an average purchase price of $7.55, $7.51, and $12.18, respectively. As of December 31, 2010, there was $0.4 million of total unrecognized compensation cost related to stock-based compensation arrangements granted under the ESPP. That cost is expected to be recognized over a period of 1.8 years. At December 31, 2010, 2009, and 2008, there were 2.2, 2.9, and 0.3 million shares, respectively, available for issuance under the ESPP.

Valuation and Expense Information under ASC 718

We account for stock-based payment awards, in accordance with ASC 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all equity awards made to our employees and directors, including employee stock options, RSAs, RSUs, and employee stock purchases related to all stock-based compensation plans based on the fair value of such awards on the date of grant. We amortize stock-based compensation cost on a graded vesting basis over the vesting period, after assessing the probability of achieving the requisite performance criteria with respect to performance-based awards. Stock-based compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

We use the Black-Scholes-Merton ("BSM") option pricing model to value stock-based compensation for all equity awards, except market based awards. Market based awards are valued using a Monte Carlo valuation model.

The BSM model determines the fair value of stock-based payment awards based on the stock price on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option pricing models were developed to estimate the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options and awards have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC 718 and SAB No. 107 using an appropriate option pricing model, the value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Stock-based compensation expense related to stock options, employee stock purchases under the ESPP, RSUs, and RSAs under ASC 718 for the years ended December 31, 2010, 2009, and 2008 are summarized as follows (in thousands):

	2010	2009	2008
Stock -based compensation expense by type of award:			
Employee stock options	$ 1,545	$ 2,269	$ 5,759
Non-vested RSUs and RSAs	12,860	11,965	23,187
ESPP	1,520	4,349	4,481
Total stock-based compensation	15,925	18,583	33,427
Tax effect on stock-based compensation	(1,696)	94	(6,694)
Net effect on net income (loss)	$14,229	$18,677	$26,733

Valuation Assumptions for Stock Options and ESPP Shares

Our determination of the fair value of stock-based payment awards on the date of grant using BSM is affected by various assumptions including volatility, expected term, and interest rates. Expected volatility is based on the historical volatility of our stock over a preceding period commensurate with the expected term of the stock option. The expected term is based upon management's consideration of the historical life of the stock options, the vesting period of the stock options granted, and the contractual period of the stock options granted. The risk-free interest rate for the expected term of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future.

The estimated per share weighted average fair value of stock options granted and ESPP shares issued and the assumptions used to estimate fair value are as follows for the periods indicated:

	Stock Options Years ended December 31,			Employee Stock Purchase Plan Years ended December 31,		
BSM assumptions and fair value	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Weighted average fair value per share	$4.48	$3.84	$5.51	$ 3.94	$ 3.93	$ 5.50
Expected volatility	47%	44%	40%	32%- 53%	51% -66%	32%- 74%
Risk-free interest rate	1.2%	1.8%	2.8%	0.2% - 0.9%	0.3% -1.2%	1.9%-2.5%
Expected term (in years)	4.0	4.1	4.0	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0

Non-vested RSUs and RSAs

The RSUs and non-vested shares of restricted stock generally vest over a service period of two to four years. The compensation expense incurred for these service-based awards is based on the closing market price of our stock on the date of grant and is amortized on a graded vesting basis over the requisite service period. The weighted average fair value of RSUs granted during the years ended December 31, 2010, 2009, and 2008 were $11.36, $10.84, and $13.53, respectively. No RSAs were granted during 2010, 2009, and 2008

In February 2008, the remaining 138,750 shares of market-based non-vested RSUs were modified to seven-year service-based RSUs. No incremental stock-based compensation expense was incurred as a result of the modification.

Performance-based Stock Options and RSUs

RSUs granted during the year ended December 31, 2010 include 384,875 performance-based RSUs, which vest when specified performance criteria are met based on 2010 revenue targets and non-GAAP operating income targets; otherwise, they are deemed forfeited. Non-GAAP operating income is defined as operating income determined in accordance with GAAP, adjusted to remove the impact of certain expenses, and the tax effects of these adjustments. The grant date fair value is estimated to be $4.7 million, which is being amortized over their service periods of 1.0 year. At December 31, 2010, 348,891 performance-based RSUs remain outstanding. The probability of achieving the requisite performance criteria was determined to be 88% as of December 31, 2010. Stock-based compensation expense has been adjusted accordingly.

Also granted during the year ended December 31, 2010 were 12,000 performance-based RSUs, which vest when specified performance criteria are met, prior to June 30, 2013, based on revenue and gross profit targets; otherwise, they are forfeited. The grant date fair value is estimated to be $0.1 million, which is being amortized over their service periods of 2.92 years. Achievement of these performance criteria is currently estimated as probable.

RSUs and stock options granted during the year ended December 31, 2009 include 98,000 market-based RSUs and 294,076 market-based stock options. These awards vest when our average closing stock price exceeds defined multiples of the June 18, 2009 or August 28, 2009 closing stock prices for 20 consecutive trading days. If these multiples are not achieved by June 18, 2016 or August 28, 2016, the awards are deemed forfeited. The grant date fair value is estimated to be $0.9 million for the RSUs and $1.7 million for the stock options, which are being amortized over their average derived service periods of 4.35 and 4.88 years, respectively. The average derived service period and total fair value was determined using the Monte Carlo valuation model based on our assumptions, which included a risk-free interest rate of 3.5% and 3.1%, respectively, and an implied volatility of 50%. At December 31, 2010, 88,000 market-based RSUs and 238,388 market-based stock options remain outstanding.

Stock options granted during the year ended December 31, 2009 include 32,674 performance-based stock options. These performance-based stock options vest when our annual non-GAAP return on equity exceeds defined multiples of the 2008 non-GAAP return on equity. Non-GAAP return on equity is defined as non-GAAP net income divided by stockholders' equity. Non-GAAP net income is defined as net income determined in accordance with GAAP adjusted to remove the impact of certain expenses, and the tax effects of these adjustments. If these multiples are not achieved by August 28, 2016, the stock options are deemed forfeited. The grant date fair value is estimated to be $0.1 million, which is being amortized over their average derived service periods of 3.71 years. The performance-based stock options were valued using the BSM valuation model. Achievement of these performance criteria is currently estimated as probable. At December 31, 2010, 26,487 performance-based stock options remain outstanding.

2009 Fair Value Stock Option Exchange

We commenced a fair value stock option exchange on August 31, 2009 to allow employees, other than our named executive officers and members of our Board of Directors, the opportunity to exchange all or a portion of their eligible outstanding stock options for a smaller number of RSUs based on exchange ratios intended to result in the fair value of the newly issued RSUs being equal to the fair value of the stock options that were surrendered or for cash, in certain circumstances. Stock options that were "underwater" (i.e., those stock options with a per share exercise price that was greater than the per share closing price of our common stock as quoted on the NASDAQ Global Select Market as of the trading day immediately preceding August 31, 2009, the date the stock option exchange commenced, or $10.77 per share), excluding stock options granted six months prior to the commencement of the exchange or stock options expiring within six months after the completion of the exchange, were eligible for exchange.

The offering period closed on September 28, 2009. A total of 1,000 eligible employees participated in the stock option exchange. We accepted for exchange stock options to purchase an aggregate of 2.8 million shares of our common stock, representing 82% of the total stock options eligible at the commencement of the exchange. All surrendered stock options were cancelled and (i) we granted a total of 0.3 million new RSUs under the 2009 Plan, and (ii) we made cash payments in the aggregate amount of $0.2 million (less applicable withholdings and without interest). The resulting incremental compensation expense was not material to our condensed consolidated financial statements.

Stock Option Activity

Stock options outstanding and exercisable as of December 31, 2010, 2009, and 2008 and activity for each of the years then ended is as follows (in thousands, except weighted average exercise price and remaining contractual term):

	Shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2008	7,513	$24.19		
Options granted	980	15.80		
Options forfeited and expired	(2,286)	27.34		
Options granted, net of forfeited and expired	(1,306)			
Options exercised	(146)	15.27		
Options outstanding at December 31, 2008	6,061	$22.73		
Options granted	844	10.50		
Options forfeited, expired, and exchanged	(4,081)	24.93		
Options granted, net of forfeited, expired, and exchanged	(3,237)			
Options exercised	—	—		
Options outstanding at December 31, 2009	2,824	$15.90		
Options granted	487	12.04		
Options forfeited and expired	(696)	18.29		
Options granted, net of forfeited and expired	(209)			
Options exercised	(86)	11.85		
Options outstanding at December 31, 2010	2,529	$14.64	4.1	$3,311
Options vested and expected to vest at December 31, 2010	2,363	$14.86	4.0	$2,824
Options exercisable at December 31, 2010	1,444	$16.65	2.8	$ 513

Aggregate stock option intrinsic value represents the difference between the closing price per share of our common stock on the last trading day of the fiscal period and the exercise price of the underlying awards for the options that were in the money at December 31, 2010. No options were exercised during the year ended December 31, 2009. The total intrinsic value of options exercised, determined as of the date of option exercise, was $0.2 and $0.3 million for the years ended December 31, 2010 and 2008, respectively. There was $2.5 million of total unrecognized compensation cost related to stock options expected to vest as of December 31, 2010. That cost is expected to be recognized over a weighted average period of 1.7 years.

Stock options outstanding and exercisable as of December 31, 2010 are summarized as follows (shares in thousands):

	Options outstanding			Options exercisable	
Range of exercise prices	Shares	Weighted average remaining contractual term (years)	Weighted average exercise price	Shares	Weighted average exercise price
$9.12 to $9.98	85	5.3	$ 9.82	34	$ 9.79
$10.77 to $10.77	484	5.7	10.77	77	10.77
$10.80 to $13.72	507	6.4	11.91	26	10.95
$15.25 to $15.77	5	2.6	15.46	4	15.49
$15.88 to $15.88	550	4.2	15.88	452	15.88
$16.06 and over	898	1.8	17.96	851	18.04
	2,529	4.1	$14.64	1,444	$16.65

Non-vested RSUs and RSAs

Non-vested RSUs and RSAs were awarded to employees under our equity incentive plans. Non-vested RSAs have the same voting rights as other common stock and are considered to be currently issued and outstanding. Non-vested RSAs are eligible to receive dividends (i.e., participating securities), even if we do not intend to declare dividends. RSUs do not have the voting rights of common stock and the shares underlying the RSUs are not considered issued and outstanding.

Non-vested RSUs and RSAs as of December 31, 2010, 2009, and 2008, and activity for each of the years then ended is as follows (shares in thousands):

	Restricted Stock Units		Restricted Stock Awards	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Non-vested at January 1, 2008	1,880	$22.07	336	$24.21
Restricted stock granted	926	13.78	—	—
Restricted stock vested	(543)	11.62	(174)	21.61
Restricted stock forfeited	(397)	21.07	(44)	26.31
Non-vested at December 31, 2008	1,866	$18.22	118	$27.21
Restricted stock granted	1,383	10.84	—	—
Restricted stock issued in exchange for stock options	348	12.15	—	—
Restricted stock vested	(727)	19.09	(6)	27.89
Restricted stock forfeited	(163)	19.46	—	—
Non-vested at December 31, 2009	2,707	$13.36	112	$27.18
Restricted stock granted	1,469	11.36	—	—
Restricted stock vested	(1,355)	14.80	—	—
Restricted stock forfeited	(283)	12.62	(11)	26.90
Non-vested at December 31, 2010	2,538	$11.67	101	$27.21

RSUs

The fair value of RSUs that vested during the years ended December 31, 2010, 2009, and 2008, determined as of the vesting date, were $16.6, $8.2, and $6.4 million, respectively. The aggregate intrinsic value of RSUs vested and expected to vest at December 31, 2010 was $32.3 million, calculated as the closing price per share of our common stock on the last trading day of the fiscal period multiplied by 2.3 million of RSUs vested and expected to vest at December 31, 2010. There was approximately $11.8 million of unrecognized compensation costs related to RSUs expected to vest as of December 31, 2010. That cost is expected to be recognized over a weighted average period of 1.2 years.

RSAs

No RSAs vested during the year ended December 31, 2010 because the requisite performance criteria was not achieved. The fair value of RSAs that vested during the years ended December 31, 2009 and 2008, determined as of the vesting date, was $0.1 and $2.3 million, respectively. There was $0.1 million of unrecognized compensation cost related to non-vested RSAs expected to vest as of December 31, 2010. That cost will be recognized during the quarter ended March 31, 2011 because the RSAs vested on March 15, 2011 based on achievement of a specified percentage of the 2010 operating plan.

Employee 401(k) Plan

We sponsor a 401(k) Savings Plan ("401(k) Plan") to provide retirement and incidental benefits for our employees. Employees may contribute from 1% to 40% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the IRS. We matched 50% of U.S. employee contributions, up to a maximum of the first 4% of the employee's compensation contributed to the plan, subject to IRS limitations, except for a 17 month period during 2010 and 2009 when employer matching contributions were suspended. All matching contributions vest over four years starting with the hire date of the individual employee. Our matching contributions to the 401(k) Plan totaled $0.1, $0.6, and $1.9 million during the years ended December 31, 2010, 2009, and 2008, respectively. The employees' and our contributions are cash contributions invested in mutual funds managed by an independent fund manager, or in self-directed retirement plans.

Note 13: Sale of Building and Land

On January 29, 2009, we sold a portion of the Foster City, California campus for $137.3 million. The property sold included an approximately 163,000 square foot building at 301 Velocity Way as well as approximately 30 acres of land. Direct transaction costs consist primarily of broker commissions, documentary transfer and title costs, legal fees, and other expenses. The cost of the land, building, and improvements were included in the determination of the gain on sale of building and land for the year ended December 31, 2009 as follows (in millions):

Sales proceeds	$137.3
Assets held for sale at December 31, 2008	55.4
Direct transaction costs	1.9
Gain on sale of building and land	$ 80.0

Note 14: Restructuring and Other

During the years ended December 31, 2010, 2009, and 2008, cost reduction actions were taken to lower our quarterly operating expense run rate as we analyzed our cost structure. We announced restructuring plans to

better align our costs with revenue levels due to the current economic environment and to re-align our cost structure following the acquisitions of Radius in 2010 and Pace in 2008. Restructuring and other consists primarily of restructuring, severance, facility downsizing, and acquisition integration expenses. The restructuring plans are accounted for in accordance with ASC 420, Exit or Disposal Cost Obligations, and ASC 820, Fair Value Measurements and Disclosures, which became effective with respect to restructuring-related liabilities initially in the first quarter of 2009.

We recognized restructuring and other charges of $3.6, $9.0, and $11.0 million for the years ended December 31, 2010, 2009, and 2008, respectively, primarily consisting of restructuring, severance, facilities downsizing, and acquisition integration expenses. Restructuring and severance charges of $2.4, $8.1, and $8.3 million related to head count reductions of 98, 227, and 166 for the years ended December 31, 2010, 2009, and 2008, respectively. Severance costs include severance payments, related employee benefits, retention bonuses, and outplacement or relocation costs. Restructuring and other includes a $0.6 million charge resulting from a decrease in estimated sublease income necessitated by continuing weakness in the commercial real estate market where these facilities are located, costs to downsize five facilities in 2010, and integration expenses resulting from the Radius acquisition. Restructuring and other includes charges to downsize three facilities during 2009 and charges to downsize five facilities and integrate our Pace and Raster acquisitions during 2008.

Restructuring and other reserve activities for the years ended December 31, 2010 and 2009 are summarized as follows (in thousands):

	2010	2009
Reserve balance at January 1	$ 2,796	$ 3,847
Restructuring charges	1,902	7,800
Other charges	1,713	1,157
Cash payments	(4,616)	(10,008)
Reserve balance at December 31	$ 1,795	$ 2,796

Note 15: Segment Information, Geographic Data, and Major Customers

Operating Segments

ASC 280, Segment Reporting, requires operating segment information to be presented based on internal reporting used by the chief operating decision maker to allocate resources and evaluate operating segment performance. Our enterprise management processes became further refined in 2009 to use financial information that is closely aligned with our three product categories at the gross profit level. Relevant discrete financial information is prepared at the gross profit level for each of our three operating segments that is used by the chief operating decision making group to allocate resources and assess the performance of each operating segment.

We classify our revenue, gross profit, assets, and liabilities in accordance with our operating segments as follows:

Fiery, which includes products, services, and technology, which transform digital copiers and printers into high performance networked printing devices, and is made up of stand-alone and embedded controllers, bundled solutions, and design-licensed solutions primarily for the office market and commercial printing markets. This operating segment includes our Fiery series (external print servers and embedded servers), Splash and MicroPress, color and black & white server products, software options for Fiery products, including proofing and scanning solutions, and parts.

Inkjet, which consists of sales of super-wide and wide format inkjet printers, industrial inkjet printers, ink, parts, and service revenue from the VUTEk, Jetrion, and Rastek businesses.

APPS, which consists of software technology focused on printing workflow, PMIS, e-commerce, and job tracking tools.

Our chief operating decision making group evaluates the performance of its operating segments based on net sales and gross profit. Gross profit for each operating segment includes revenue from sales to third parties and related cost of revenue attributable to the operating segment. Cost of revenue for each operating segment excludes certain expenses managed outside the operating segments consisting primarily of stock-based compensation expense. Operating income is not reported by operating segment because operating expenses include significant shared expenses and other costs that are managed outside of the operating segments. Such operating expenses include various corporate expenses such as stock-based compensation expense, corporate sales and marketing expenses, research and development, income taxes, various non-recurring charges, and other separately managed general and administrative expenses.

Summary gross profit information, excluding stock-based compensation expense, for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	For the years ended December 31,		
	2010	2009	2008
Fiery			
Revenue	$238,621	$193,012	$289,065
Gross profit	161,219	129,240	197,378
Gross profit percentages	67.6%	67.0%	68.3%
Inkjet			
Revenue	$207,654	$159,732	$219,959
Gross profit	68,121	50,748	89,677
Gross profit percentages	32.8%	31.8%	40.8%
APPS			
Revenue	$ 57,732	$ 48,364	$ 51,356
Gross profit	39,329	32,569	32,833
Gross profit percentages	68.1%	67.3%	63.9%

A reconciliation of operating segment gross profit to the consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	For the years ended December 31,		
	2010	2009	2008
Segment gross profit	$268,669	$212,557	$319,888
Stock-based compensation expense	(984)	(1,074)	(2,471)
Gross profit	$267,685	$211,483	$317,417

Proofing software revenue of $8.6 and $10.3 million and proofing gross profit of $7.7 and $9.0 million previously reported in the APPS operating segment for the years ended December 31, 2009 and 2008, respectively, has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of proofing software from the APPS to the Fiery operating segment. Total revenue and gross profit for the years ended December 31, 2009 and 2008 has not changed.

Tangible and intangible assets, net of liabilities, are summarized by operating segment as follows (in thousands):

	Fiery	Inkjet	APPS
December 31, 2010			
Goodwill	$ 60,005	$ 36,508	$43,005
Identified intangible assets, net	682	34,198	14,259
Tangible assets, net of liabilities	40,046	72,766	(3,861)
Net tangible and intangible assets	$100,733	$143,472	$53,403
December 31, 2009			
Goodwill	$ 53,249	$ 36,508	$33,083
Identified intangible assets, net	—	43,442	11,007
Tangible assets, net of liabilities	43,333	82,331	1,865
Net tangible and intangible assets	$ 96,582	$162,281	$45,955

Operating segment assets exclude corporate assets, such as cash, short-term and long-term investments, and taxes payable. Proofing software net tangible and intangible assets previously reported in the APPS operating segment of $8.3 million for the year ended December 31, 2009 has been revised to conform to the year ended December 31, 2010 presentation, reflecting the reclassification of the proofing software business from the APPS to the Fiery operating segment. Net tangible and intangible assets for the year ended December 31, 2009 has not changed.

Information about Geographic Areas

Our revenue originates in the U.S., The Netherlands, Germany, Japan, and the U.K. We report revenue by geographic area based on ship-to destinations. Shipments to some of our OEM customers are made to centralized purchasing and manufacturing locations, which in turn sell through to other locations. As a result of these factors, we believe that sales to certain geographic locations might be higher or lower, as the ultimate destinations are difficult to ascertain.

Our revenue by sales origin for the years ended December 31, 2010, 2009, and 2008 was as follows (in thousands):

	For the years ended December 31,		
	2010	2009	2008
Americas	$293,747	$229,294	$297,896
Europe, Middle East, and Africa	149,488	122,696	194,474
Japan	41,853	35,041	52,048
Other international locations	18,919	14,077	15,962
Total Revenue	$504,007	$401,108	$560,380

Our long-lived assets located outside the Americas, all of which are in the EMEA region, as of December 31, 2010 and 2009 was as follows (in thousands):

	December 31,	
	2010	2009
Goodwill	$20,744	$7,408
Intangible assets, net	6,077	1,096
	$26,821	$8,504

Major Customers

For the past three years we have had two major customers, Xerox and Canon, each with total revenue greater than 10%. Canon and Xerox each contributed over 10% of our revenue individually and together accounted for approximately 27%, 26%, and 29% of our revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

One customer, Xerox, had an accounts receivable balance greater than 10% of our net accounts receivable balance at December 31, 2010, accounting for 16%, and two customers, Xerox and Canon, had accounts receivable balances greater than 10% of our net accounts receivable balance at December 31, 2009, accounting for 15% and 10%, respectively.

Note 16: Subsequent Event

On February 9, 2011, our Board of Directors approved a $30 million stock repurchase program.

On February 16, 2011, we acquired privately held Streamline for approximately $6.9 million in cash, plus an additional future cash earn out contingent on achieving certain performance targets. Streamline is the provider of PrintStream PMIS software focused on mailing and fulfillment services for the printing industry.

SUPPLEMENTARY DATA

Unaudited Quarterly Consolidated Financial Information

The following table presents our operating results for each of the quarters in the years ended December 31, 2010 and 2009. The information for each of these quarters is unaudited, but has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included that are required to state fairly our unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the notes thereto appearing in this Annual Report on Form 10-K. These operating results are not necessarily indicative of the results for any future period.

(in thousands except per share data)	2010			
	Q1	Q2	Q3	Q4(1)
Revenue	$110,830	$119,117	$129,049	$145,011
Gross profit	58,771	60,963	69,993	77,958
Income (loss) from operations	(7,377)	(2,827)	1,835	8,093
Net income (loss)	$(11,378)	$ (2,542)	$ 13,357	$ 8,050
Net income (loss) per basic common share	$ (0.25)	$ (0.06)	$ 0.29	$ 0.17
Net income (loss) per diluted common share	$ (0.25)	$ (0.06)	$ 0.29	$ 0.17

(in thousands except per share data)	2009			
	Q1	Q2	Q3	Q4
Revenue	$ 96,145	$ 90,110	$100,855	$113,998
Gross profit	52,928	46,771	52,190	59,594
Loss from operations	(22,972)	(23,603)	(15,060)	(5,382)
Net income (loss)	$ 26,714	$(13,309)	$(12,169)	$ (3,407)
Net income (loss) per basic common share	$ 0.52	$ (0.27)	$ (0.25)	$ (0.07)
Net income (loss) per diluted common share	$ 0.52	$ (0.27)	$ (0.25)	$ (0.07)
Gain on sale of building and land	$ 79,363	$ 628	$ —	$ —

(1) During the fourth quarter of 2010, we determined that we had not reversed stock-based compensation expense ("SBC") related to certain employees terminated earlier in the year. When the recipient of an equity award leaves the Company, SBC should be reversed in the period of termination. The net effect of this fourth quarter adjustment was an over-statement of pre-tax loss of $0.3 million for the three and six months ended June 30, 2010, under-statement of pre-tax income of $0.1 million for the three months ended September 30, 2010, and over-statement of pre-tax loss of $0.4 million for the nine months ended September 30, 2010. This fourth quarter adjustment resulted in an over-statement of pre-tax income of $0.4 million for the three months ended December 31, 2010. Pre-tax income was not impacted for the year ended December 31, 2010.

This adjustment is not considered material to the financial information taken as a whole for any of the periods presented.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including the Chief Executive Officer and Chief Financial Officer, is engaged in a comprehensive effort to review, evaluate, and improve our controls; however, management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of December 31, 2010.

We have excluded Radius from our assessment of internal control over financial reporting as of December 31, 2010 because Radius was acquired by us during fiscal year 2010. Radius is a wholly owned subsidiary whose total assets and total revenue represent 3.1% and 1.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B: Other Information

None.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

Information regarding our directors is incorporated by reference from the information contained under the caption "Election of Directors" in our Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"). Information regarding our current executive officers is incorporated by reference from information contained under the caption "Executive Officers" in our 2011 Proxy Statement. Information regarding Section 16 reporting compliance is incorporated by reference from information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2011 Proxy Statement. Information regarding the Audit Committee of our Board of Directors and information regarding an Audit Committee financial expert is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2011 Proxy Statement. Information regarding our code of ethics is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2011 Proxy Statement. Information regarding our implementation of procedures for stockholder nominations to our Board of Directors is incorporated by reference from information contained under the caption "Meetings and Committees of the Board of Directors" in our 2011 Proxy Statement.

Item 11: Executive Compensation

The information required by this item is incorporated by reference from the information contained under the captions "Compensation Discussion and Analysis" and "Executive Compensation" in our 2011 Proxy Statement.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than information regarding securities authorized for issuance under equity compensation plans, which is set forth below, the information required by this item is incorporated by reference from the information contained under the caption "Security Ownership" in our 2011 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2010 concerning securities that are authorized under equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1)
Equity compensation plans approved by stockholders	5,066,557[1]	$14.71	3,657,370[2]
Equity compensation plans not approved by stockholders	—	—	—
Total	5,066,557	$14.71	3,657,370

(1) Includes options outstanding as of December 31, 2010, representing 5,594 shares with an average exercise price of $28.77 per share, that were assumed in connection with business combinations.

(2) Includes 1,461,307 shares available under the 2009 Plan and 2,196,063 shares available under the ESPP.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Transactions, and Director Independence" in our 2011 Proxy Statement.

Item 14: Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the information contained under the caption "Principal Accountant Fees and Services" in our 2011 Proxy Statement.

Form 10-K

PART IV

Item 15: Exhibits and Financial Statement Schedules

(a) Documents Filed as Part of this Report

(1) Index to Financial Statements

The Financial Statements required by this item are submitted in Item 8 of this Annual Report on Form 10-K as follows:

(2) Financial Statement Schedule

(All other schedules are omitted because of the absence of conditions under which they are required or because the necessary information is provided in the consolidated financial statements or notes thereto in Item 8 of this Annual Report on Form 10-K.)

(3) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 30, 2000, by and among the Company, Vancouver Acquisition Corp. and Splash Technology Holdings, Inc. (1)
2.2	Amendment No. 1, dated as of October 19, 2000, to the Agreement and Plan of Merger, dated as of August 30, 2000, by and among the Company, Vancouver Acquisition Corp. and Splash Technology Holdings, Inc. (2)
2.3	Agreement and Plan of Merger and Reorganization, dated as of July 14, 1999, among the Company, Redwood Acquisition Corp. and Management Graphics, Inc. (3)
2.4	Agreement and Plan of Merger, dated as of February 26, 2003 by and among the Company, Strategic Value Engineering, Inc. and Printcafe Software, Inc. (4)
2.5	Merger Agreement, dated as of April 14, 2005 by and among the Company, VUTEk, Inc. and EFI Merger Sub, Inc. (5)
2.6+	Amended and Restated Equity Purchase Agreement dated October 31, 2006 among the Company, Electronics for Imaging, International, Jetrion, LLC and Flint Group North America Corporation (6)
3.1	Amended and Restated Certificate of Incorporation (7)
3.2	Amended and Restated By-Laws of Electronics For Imaging, Inc., (as amended August 12, 2009) (8)
4.2	Specimen Common Stock Certificate of the Company (9)

Exhibit No.	Description
10.1+	Agreement dated December 6, 2000, by and between Adobe Systems Incorporated and the Company (10)
10.2	Electronics For Imaging, Inc. 1999 Equity Incentive Plan as amended (11)
10.3	Amended and Restated 2000 Employee Stock Purchase Plan (12)
10.4	Splash Technology Holdings, Inc. 1996 Stock Option Plan as amended to date (13)
10.5	Printcafe Software, Inc. 2000 Stock Incentive Plan (14)
10.6	Printcafe Software, Inc. 2002 Key Executive Stock Incentive Plan (14)
10.7	Printcafe Software, Inc. 2002 Employee Stock Incentive Plan (14)
10.8	T/R Systems, Inc. 1999 Stock Option Plan (15)
10.9	Electronics For Imaging, Inc. 2004 Equity Incentive Plan (16)
10.10	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan (17)
10.11	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Stock Option Grant Notice and Stock Option Agreement (18)
10.12	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (18)
10.13	Electronics For Imaging, Inc. 2007 Equity Incentive Award Plan Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (18)
10.14	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan (19)
10.15	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Stock Option Grant Notice and Stock Option Agreement (20)
10.16	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Grant Agreement (20)
10.17	Electronics For Imaging, Inc. 2009 Equity Incentive Award Plan Restricted Stock Award Grant Notice and Restricted Stock Award Grant Agreement (20)
10.18	Form of Indemnification Agreement (9)
10.19	Form of Indemnity Agreement (21)
10.20	Lease Financing of Properties Located in Foster City, California, dated as of July 16, 2004, among the Company, Société Générale Financial Corporation and Société Générale (22)
10.21+	OEM Distribution and License Agreement dated September 19, 2005 by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, as amended by Amendment No. 1 dated as of October 1, 2005 (23)
10.22+	Amendment No. 2 to OEM Distribution and License Agreement by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, effective as of October 1, 2005 (24)
10.23	Employment Agreement effective August 1, 2006, by and between Guy Gecht and the Company (25)
10.24	Employment Agreement effective August 1, 2006, by and between Fred Rosenzweig and the Company (25)
10.25	Employment Agreement effective August 1, 2006, by and between John Ritchie and the Company (25)
10.26+	Amendment No. 4 to OEM Distribution and License Agreement by and among Adobe Systems Incorporated, Adobe Systems Software Ireland Limited and the Company, effective as of January 1, 2006 (26)

Exhibit No.	Description
10.27	Amendment of Stock Option Agreement and Stock Option Repayment Agreement, dated as of August 29, 2008, by and between the Company and Guy Gecht (27)
10.28	Amendment of Stock Option Agreement and Stock Option Repayment Agreement, dated as of August 29, 2008, by and between the Company and Fred S. Rosenzweig (27)
10.29	Amendment of Stock Option Agreement and Stock Option Repayment Agreement dated as of August 29, 2008, by and between the Company and John Ritchie (27)
10.30	Amendment of Stock Option Agreement and Stock Option Repayment Agreement, dated as of August 29, 2008, by and between the Company and Dan Maydan (27)
10.31	Amendment of Stock Option Agreement, dated as of August 29, 2008, by and between the Company and Gill Cogan (27)
10.32	Purchase and Sale Agreement and Joint Escrow Instructions dated as of October 23, 2008 by and between the Company and Gilead Sciences, Inc., as amended (28)
10.33+	Master Confirmation dated February 18, 2009 between the Company and UBS, AG, London Branch (29)
10.34+	Supplemental Confirmation dated February 18, 2009 between the Company and UBS, AG, London Branch (29)
10.35	Offer Letter to Vincent Pilette, dated December 29, 2010 (30)
10.36	Executive Employment Agreement to Vincent Pilette, dated December 29, 2010 (30)
10.37	EFI 2011 Executive Team Performance Bonus Program (31)
12.1	Computation of Ratios of Earnings to Fixed Charges
21	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see signature page of this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

\+ The Company has received confidential treatment with respect to portions of these documents

(1) Filed as exhibit (d) (1) to the Company's Schedule TO-T on September 14, 2000 and incorporated herein by reference.

(2) Filed as exhibit (d) (5) to the Company's Schedule TO/A No. 3 on October 20, 2000 and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Report of Unscheduled Events on Form 8-K on September 8, 1999 (File No. 000-18805) and incorporated herein by reference.

(4) Filed as exhibit 10 to Amendment No. 2 to the Schedule 13D filed on February 26, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Current Report on Form 8-K filed on April 18, 2005 (File No. 000-18805) and incorporated herein by reference.

(6) Filed as an exhibit to the Company's Current Report on Form 8-K filed on November 3, 2006 (File No. 000-18805) and incorporated herein by reference.

(7) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-57382) and incorporated herein by reference.

(8) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 17, 2009 and incorporated herein by reference.

(9) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-50966) and incorporated herein by reference.
(10) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 000-18805) and incorporated herein by reference.
(11) Filed as an exhibit to the Company's Registration Statement on Form S-8 on June 24, 2003 and incorporated herein by reference.
(12) Filed as Appendix A to the Company's Proxy Statement filed on May 21, 2009 (File No. 000-18805) and incorporated herein by reference.
(13) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-18805) and incorporated herein by reference.
(14) Filed as an exhibit to Printcafe Software, Inc.'s Registration Statement on Form S-1 (File No. 333-82646) and incorporated herein by reference.
(15) Filed as an exhibit to T/R Systems, Inc.'s Registration Statement on Form S-1 (File No. 333-82646) and incorporated herein by reference.
(16) Filed as an exhibit to the Company's Registration Statement on Form S-8 on June 16, 2004 and incorporated herein by reference.
(17) Filed as Appendix B to the Company's Proxy Statement filed on November 14, 2007 (File No. 000-18805) and incorporated herein by reference.
(18) Filed as an exhibit to the Company's Registration Statement on Form S-8 on December 20, 2007 and incorporated herein by reference.
(19) Filed as Appendix B to the Company's Proxy Statement filed on May 21, 2009 (File No. 000-18805) and incorporated herein by reference.
(20) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 17, 2009 (File No. 000-18805) and incorporated herein by reference.
(21) Filed as an exhibit to the Company's Current Report on Form 8-K filed on February 15, 2008 (File No. 000-18805) and incorporated herein by reference.
(22) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-18805) and incorporated herein by reference.
(23) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-18805) and incorporated herein by reference.
(24) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 18805) and incorporated herein by reference.
(25) Filed as an exhibit to the Company's Current Report on Form 8-K filed on August 7, 2006 (File No. 000-18805) and incorporated herein by reference.
(26) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (File No. 18805) and incorporated herein by reference.
(27) Filed as an exhibit to the Company's Current Report on Form 8-K filed on September 5, 2008 (File No. 000-18805) and incorporated herein by reference.
(28) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-18805) and incorporated herein by reference.
(29) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No. 18805) and incorporated herein by reference.
(30) Filed as an exhibit to the Company's Current Report on Form 8-K filed on January 4, 2011 (File No. 000-18805) and incorporated herein by reference.
(31) Filed as an exhibit to the Company's Current Report on Form 8-K filed on February 11, 2011 (File No. 000-18805) and incorporated herein by reference.

(b) List of Exhibits

See Item 15 (a).

(c) Consolidated Financial Statement Schedule II for the years ended December 31, 2010, 2009, and 2008.

ELECTRONICS FOR IMAGING, INC.

Schedule II

Valuation and Qualifying Accounts (in thousands)

Description	Balance at beginning of period	Charged to revenue and expenses	Charged to/(from) other accounts	Deductions	Balance at end of period
Year Ended December 31, 2010					
Allowance for doubtful accounts and sales-related allowances	$13,050	$2,525	$ 163[1]	$(2,571)	$13,167
Year Ended December 31, 2009					
Allowance for doubtful accounts and sales-related allowances	$ 8,452	$7,703	$ —	$(3,105)	$13,050
Year Ended December 31, 2008					
Allowance for doubtful accounts and sales-related allowances	$ 8,153	$5,420	$ 88[2]	$(5,209)	$ 8,452

(1) Adjustment due to acquired bad debt allowance: Radius

(2) Adjustment due to acquired bad debt allowance: Pace

SIGNATURES

Pursuant to the requirements of Sections 13 or 16(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONICS FOR IMAGING, INC.

March 9, 2011

By: /s/ GUY GECHT

Guy Gecht,
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Guy Gecht and Vincent Pilette jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to the Form 10-K Annual Report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GUY GECHT **Guy Gecht**	Chief Executive Officer, Director (Principal Executive Officer)	March 9, 2011
/s/ FRED ROSENZWEIG **Fred Rosenzweig**	President, Director	March 9, 2011
/s/ VINCENT PILETTE **Vincent Pilette**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2011
/s/ THOMAS GEORGENS **Thomas Georgens**	Director	March 9, 2011
/s/ GILL COGAN **Gill Cogan**	Director	March 9, 2011
/s/ DAN MAYDAN **Dan Maydan**	Director	March 9, 2011
/s/ RICHARD A. KASHNOW **Richard A. Kashnov**	Director	March 9, 2011

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE DIRECTORY

Stockholder Information

Independent Accounting Firm
PricewaterhouseCoopers LLP
San Jose, California

Listing

Electronics For Imaging, Inc. is listed on the NASDAQ Stock Market LLC
The trading symbol is EFII

Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue, 2nd Floor
Brooklyn, New York 11219
Telephone: (800) 937-5449

Annual Meeting

The annual meeting of Stockholders will be held on May 18, 2011

Corporate & Investor Information

Please direct inquiries to:
Investor Relations
EFI
303 Velocity Way
Foster City, California 94404
Telephone: (650) 357-3828
Facsimile: (650) 357-3907
Web site: www.efi.com

Corporate Officers

Guy Gecht
Chief Executive Officer

Fred Rosenzweig
President

Vincent Pilette
Chief Financial Officer

Board of Directors

Gill Cogan (1)(2)
Chairman of the Board of the Company
Founding Partner,
Opus Capital Ventures LLC

Guy Gecht
Chief Executive Officer of the Company

Eric Brown (3)
Executive Vice President
Chief Financial Officer, Electronic Arts, Inc.

Thomas Georgens (3)
President and Chief Executive Officer,
NetApp, Inc.

Richard A. Kashnow (2)(3)
Consultant, Self-Employed

Dan Maydan (1)(2)
Member, Board of Trustees,
Palo Alto Medical Foundation

Fred Rosenzweig
President of the Company

(1) Member of the Compensation Committee
(2) Member of the Nominating and Governance Committee
(3) Member of the Audit Committee

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